2011 ANNUAL REPORT

SPEEDWAY MOTORSPORTS, INC.

speedways

ATLANTA MOTOR SPEEDWAY®

Speedway: 1.54-mile quad-oval	Seating: 98,000	Suites: 123

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series, Legends Car Series and Gift of Lights

Bristol Motor Speedway®

Speedway: .533-mile oval	Seating: 158,000	Suites: 196

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series, NHRA, NASCAR K&N Pro Series East and Speedway in Lights

CHARLOTTE MOTOR SPEEDWAY®

Speedway: 1.5-mile quad-oval	Seating: 134,000	Suites: 113

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series, NHRA, World of Outlaws Sprint Car and Late Model Series, Sports Car Club of America, AutoFair, Legends Car Series and Carolina Christmas

Infineon RACEWAY

Speedway: 2.52-mile road course	Seating: 47,000	Suites: 27

Events: NASCAR Sprint Cup Series, NASCAR K&N Pro Series West, IZOD IndyCar Series, NHRA, AMA, Sports Car Club of America and Legends Car Series

KENTUCKY SPEEDWAY®

Speedway: 1.5-mile tri-oval	Seating: 107,000	Suites: 39

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series and Legends Car Series

LAS VEGAS MOTOR SPEEDWAY®

Speedway: 1.5-mile quad-oval	Seating: 123,000	Suites: 102

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series, NASCAR K&N Pro Series West, NHRA, World of Outlaws Sprint Car Series, Legends Car Series and Glittering Lights

NEW HAMPSHIRE MOTOR SPEEDWAY®

Speedway: 1.058-mile oval	Seating: 96,000	Suites: 38

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR K&N Pro Series East, Sports Car Club of America, Legends Car Series and Gift of Lights

TEXAS MOTOR SPEEDWAY®

Speedway: 1.5-mile quad-oval	Seating: 137,000	Suites: 194

Events: NASCAR Sprint Cup Series, NASCAR Nationwide Series, NASCAR Camping World Truck Series, IZOD IndyCar Series, Sports Car Club of America, Legends Car Series and Gift of Lights

SPEEDWAY MOTORSPORTS, INC.™

5555 CONCORD PARKWAY SOUTH
CONCORD, NORTH CAROLINA 28027

March 21, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Speedway Motorsports, Inc. to be held at 10:00 a.m., Eastern Daylight Time on Tuesday, April 17, 2012, at the Smith Tower located at Charlotte Motor Speedway in Concord, North Carolina. We look forward to greeting personally those stockholders who are able to attend.

The accompanying formal Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters on which action will be taken at the meeting.

Whether or not you plan to attend the meeting on April 17, 2012, it is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning your proxy card or, if your shares are held in a stock brokerage account or by a bank or other holder of record, in another manner allowed by the holder of record.

On behalf of the Board of Directors,

Sincerely,

O. Bruton Smith
Chairman and Chief Executive Officer

Voting Your Proxy Is Important

PLEASE SIGN AND DATE YOUR PROXY AND
RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE

Speedway Motorsports, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Concord, NC
March 21, 2012

The Annual Meeting of Stockholders of Speedway Motorsports, Inc. will be held at the Smith Tower located at Charlotte Motor Speedway, 5555 Concord Parkway South, Concord, North Carolina on Tuesday, April 17, 2012, at 10:00 a.m., Eastern Daylight Time (the "Annual Meeting") for the following purposes, as described in the accompanying Proxy Statement:

- To elect Mr. Marcus G. Smith and Mr. Tom E. Smith as members of our Board of Directors, each for a term of three years;
- To approve the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan, Amended and Restated as of April 17, 2012;
- To reapprove the Speedway Motorsports, Inc. Incentive Compensation Plan, Amended and Restated as of February 21, 2012;
- To ratify the selection by the Audit Committee of PricewaterhouseCoopers LLP as our principal independent registered public accounting firm for the year ending December 31, 2012; and
- To transact such other business as may properly come before the Annual Meeting.

Only holders of record of our common stock at the close of business on March 1, 2012 will be entitled to vote at the Annual Meeting.

It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by completing and returning your proxy card or, if your shares are held in a stock brokerage account or by a bank or other holder of record, in another manner allowed by the holder of record.

J. Cary Tharrington IV
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 17, 2012: The Proxy Statement, the accompanying proxy card and the Annual Report to Security Holders are available at *www.speedwaymotorsports.com.*

TABLE OF CONTENTS

GENERAL

INTRODUCTION

The Board of Directors (the "Board") of Speedway Motorsports, Inc. ("SMI" or the "Company") is soliciting your proxy to be voted at the 2012 Annual Meeting of Stockholders to be held on Tuesday, April 17, 2012, at 10:00 a.m., Eastern Daylight Time (the "Annual Meeting"). The Annual Meeting will be held at the Smith Tower located at Charlotte Motor Speedway, 5555 Concord Parkway South, Concord, North Carolina. Only holders of record of SMI's common stock, par value $.01 per share (the "Common Stock"), at the close of business on March 1, 2012 (the "Record Date") are entitled to receive notice of the Annual Meeting, to receive this Proxy Statement, including the accompanying proxy card, and to vote at the Annual Meeting.

HOW TO VOTE

This Proxy Statement, including the accompanying proxy card, is first being sent to stockholders on or about March 21, 2012.

Stockholders may vote using any of the following methods:

By Mail. Be sure to complete, sign and date the proxy card and return it in the prepaid envelope. If you are a "Stockholder of Record" (*i.e.,* your shares are registered directly in your name with American Stock Transfer & Trust Company, SMI's transfer agent), and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Board.

By Telephone or on the Internet. If you are a "Beneficial Owner" (*i.e.,* your shares are held in a stock brokerage account or by a bank or other holder of record), telephone and Internet voting may be available to you depending on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive. If you vote by telephone or on the Internet, you do not have to return your proxy card.

In Person at the Annual Meeting. All stockholders may vote in person at the Annual Meeting. You may also be represented by another person at the Annual Meeting by executing a proper proxy designating that person. If you are a Beneficial Owner, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting.

If you are a Stockholder of Record, you can revoke your proxy before your shares are voted at the Annual Meeting by:

Written notice to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212, received prior to the date of the Annual Meeting;

Timely delivery of a valid, later-dated proxy; or

Voting by ballot at the Annual Meeting.

If you are a Beneficial Owner, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

All shares that have been properly voted and not revoked will count as voted at the Annual Meeting.

Representatives of our transfer agent, American Stock Transfer & Trust Company, will tabulate the votes and act as inspectors of election.

NUMBER OF SHARES OUTSTANDING AND VOTING

SMI currently has 200,000,000 shares of Common Stock authorized for issuance under its Certificate of Incorporation, as amended to date, of which 41,430,484 shares were issued and outstanding as of the Record Date and entitled to be voted at the Annual Meeting. At the Annual Meeting, holders of Common Stock will have one vote per share.

In order to establish a quorum at the Annual Meeting, a majority of the shares entitled to vote must be present either in person or by proxy.

Abstentions and "uninstructed shares" that are voted by the holder of record are counted as present and entitled to vote for purposes of determining a quorum. An "uninstructed share" occurs when a bank, broker or other holder of record holding shares for a Beneficial Owner may exercise discretionary voting authority on routine proposals because that record holder has not received voting instructions from the Beneficial Owner.

If you are a Beneficial Owner, your bank, broker or other holder of record has discretionary authority to vote your shares on the ratification of PricewaterhouseCoopers LLP as SMI's independent registered public accounting firm, even if the record holder does not receive voting instructions from you. However, the record holder may not vote on the election of directors, the plan approvals or any stockholder proposals properly brought before the meeting absent instructions from you. As of the date of this Proxy Statement, the Company was not aware of any stockholder proposals for the Annual Meeting.

Proposal 1 – Election of Directors. A plurality of the votes cast is required for the election of directors to the Board. This means that the director-nominee with the most votes for a particular slot is elected for that slot. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director-nominee. Abstentions and, if applicable, "broker non-votes" are not counted for purposes of the election of directors. A "broker non-vote" occurs if the holder of record chooses not to vote the uninstructed shares on a routine matter or is not permitted to vote the uninstructed shares on a non-routine matter.

Proposals 2 and 3 – Plan Approvals. The votes cast "for" must exceed the votes "against" to approve the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan, Amended and Restated as of April 17, 2012 (the "Formula Restricted Stock Plan"). Under applicable New York Stock Exchange ("NYSE") listing standards, the total votes cast on this proposal must also represent more than 50% of all shares of common stock entitled to vote on the proposal. You may vote "for" or "against" the proposal, or you may abstain from voting on the proposal. Abstentions and, if applicable, broker non-votes are not counted for this proposal. The same voting requirements apply to the reapproval of the Speedway Motorsports, Inc. Incentive Compensation Plan, Amended and Restated as of February 21, 2012 (the "Incentive Compensation Plan").

Proposal 4 – Ratification of Independent Registered Public Accounting Firm. The votes cast "for" must exceed the votes cast "against" to approve the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for fiscal year 2012. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" these proposals. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Board and the Audit Committee to consider the selection of a different firm. However, if the Board determines it to be in the best interests of the Company to retain PwC as our independent registered public accounting firm, it may do so in its sole discretion, despite the stockholders' failure to ratify the selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm.

WEBSITE

Our website is *www.speedwaymotorsports.com*. We use our website as a method of distribution for Company information. We make available free of charge on the Financials/SEC Filings section of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (the "SEC"). We also make available through our website other reports filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including our proxy materials and reports filed by officers and directors pursuant to Section 16(a) of the Exchange Act, as well as our Corporate Governance Guidelines and the charters of each committee of the Board. We do not intend for information included on our website to be part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of the Record Date by (i) each person or entity known by SMI to beneficially own more than five percent of the Common Stock, (ii) each director and nominee to the Board, (iii) each executive officer of SMI listed in the Summary Compensation Table in the "2011 Executive Compensation" section of this Proxy Statement ("named executive officers"), and (iv) all directors and executive officers of SMI as a group. Except as otherwise indicated below, each person or entity named in the table has sole voting and investment power with respect to the securities beneficially owned by them as set forth opposite their name. Unless otherwise noted, the address for the beneficial owners is 5555 Concord Parkway South, Concord, North Carolina 28027.

Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent
O. Bruton Smith(1)	29,000,800	70.0%
Sonic Financial Corporation(1)(2)	23,700,000	57.2
Dimensional Fund Advisors LP(3)	2,749,472	6.6
William R. Brooks(4)	267,245	*
Marcus G. Smith(5)	231,935	*
Mark M. Gambill(6)	78,842	*
James P. Holden(7)	54,842	*
Robert L. Rewey(8)	64,842	*
Tom E. Smith(9)	69,842	*
All directors and executive officers as a group (seven persons)	29,768,348	71.9%

* Less than one percent

(1) The shares of Common Stock shown as owned by Mr. O. Bruton Smith include all of the shares shown as owned by Sonic Financial Corporation ("Sonic Financial") elsewhere in the table. Mr. Smith owns the substantial majority of Sonic Financial's common stock. An aggregate of 11,540,000 shares have been pledged by Mr. Smith and/or Sonic Financial as security for loans, 5,000,000 of which shares are pledged as collateral for certain Sonic Automotive, Inc. ("SAI") loans, a company of which Mr. Smith is Chairman and Chief Executive Officer and the controlling stockholder.

(2) This entity's address is P.O. Box 18747, Charlotte, North Carolina 28218.

(3) This entity's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746. This information is based on information contained in a Schedule 13G filed with the SEC on February 14, 2012 by Dimensional Fund Advisors LP ("DFA"). DFA is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. The filing indicates that DFA has sole voting control over 2,682,523 shares and sole dispositive power over 2,749,472 shares.

(4) Consists of 166,250 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter. Also consists of 100,995 shares of Common Stock owned by Mr. Brooks directly, including 35,000 shares of restricted stock granted under the 2004 Stock Incentive Plan, Amended and Restated as of February 10, 2009 (the "2004 Stock Incentive Plan"). On March 7, 2012, the Compensation Committee adjusted that amount based on final certification of performance targets to 26,600 shares of restricted stock.

(5) Consists of 155,000 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter and 14,370 shares of Common Stock owned by Mr. Marcus G. Smith directly. Also consists of an additional 62,565 restricted stock units granted to Mr. Smith under the 2004 Stock Incentive Plan which may be settled only in shares of Common Stock. On March 7, 2012, the Compensation Committee adjusted 35,000 of these restricted stock units based on final certification of performance targets to 26,600 restricted stock units to be settled in shares of Common Stock.

(6) Consists of 50,000 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter, 24,953 shares owned by Mr. Gambill directly without restriction and 3,889 restricted shares of Common Stock granted by the Company to Mr. Gambill that vest on April 16, 2012. Mr. Gambill disclaims beneficial ownership of 200 shares.

(7) Consists of 40,000 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter, 10,953 shares owned by Mr. Holden directly without restriction and 3,889 restricted shares of Common Stock granted by the Company to Mr. Holden that vest on April 16, 2012.

(8) Consists of 50,000 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter, 10,953 shares owned by Mr. Rewey directly without restriction and 3,889 restricted shares of Common Stock granted to Mr. Rewey by the Company that vest on April 16, 2012. Mr. Rewey disclaims beneficial ownership of 2,381 shares.

(9) Consists of 50,000 shares of Common Stock subject to options exercisable as of the Record Date or within 60 days thereafter, 15,953 shares owned by Mr. Tom E. Smith directly without restriction and 3,889 restricted shares of Common Stock granted by the Company to Mr. Smith that vest on April 16, 2012.

For additional information concerning options granted to the Company's named executive officers, see the "2011 Executive Compensation" section of this Proxy Statement. For additional information concerning the restricted stock granted to certain of the Company's directors, see the "2011 Director Compensation" section of this Proxy Statement.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

The Board follows the procedures and standards that are set forth in the Company's Corporate Governance Guidelines. In addition, SMI is committed to conducting business ethically and legally throughout its organization. The Company's Code of Business Conduct and Ethics guides the Company's directors, officers (including our chief executive officer, chief operating officer, chief financial officer and treasurer and chief accounting officer) and employees to live up to SMI's high ethical standards. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website at *www.speedwaymotorsports.com*. Printed copies may be obtained upon written request to SMI's Corporate Secretary, Speedway Motorsports, Inc., 5401 E. Independence Blvd., Charlotte, North Carolina 28212. We post any amendments to the Code of Business Conduct and Ethics, as well as any waivers that are required to be disclosed by SEC or NYSE rules, on our website.

BOARD AND COMMITTEE MEMBER INDEPENDENCE

Because Mr. O. Bruton Smith holds more than 50% of the voting power of the Common Stock, SMI qualifies as a "controlled company" for purposes of the listing standards of the NYSE and is, therefore, not required to comply with the NYSE requirement that a listed company have a majority of independent directors. However, SMI is committed to having a majority of its Board membership be independent directors as evidenced by SMI's Corporate Governance Guidelines. SMI's non-management directors hold meetings, separate from management, at least four times per year. Those meetings are presided over by the Company's Lead Independent Director, Mr. Robert L. Rewey. In Mr. Rewey's absence, the other independent directors will choose a different independent director to preside over such meetings.

The Nominating/Corporate Governance Committee regularly reviews the independence of all directors on the Board and reports its findings to the Board, which then makes regular determinations as to director independence under applicable SEC and NYSE requirements. The Board relies upon the Company's Categorical Standards for Director Independence, which the Board adopted to assist in evaluating the independence of each of its directors. SMI's Categorical Standards for Director Independence are available on our website at *www.speedwaymotorsports.com*. The Board has determined that Mr. Mark M. Gambill, Mr. James P. Holden, Mr. Robert L. Rewey and Mr. Tom E. Smith are currently independent within the meaning of the NYSE's current listing standards, and further that all members of its Audit Committee meet the requirements of SEC Rule 10A-3 applicable to Audit Committee members. The Board's determination was based upon its assessment of each director's relationship with SMI and the materiality of that relationship in light of all relevant facts and circumstances from the standpoint of the director in his individual capacity and the persons to which the director is related and organizations with which the director is affiliated. In reaching this determination, the Board has relied upon representations made by Messrs. Gambill, Holden, Rewey, and Tom E. Smith in director questionnaires and discussions between the foregoing individuals and the Nominating/Corporate Governance Committee and the Board. In concluding that Mr. Gambill is independent, the Board took into consideration Mr. Gambill's prior service on the Board of Managers of SMISC, LLC, the Company's equally-owned joint venture with International Speedway Corporation that does business as Motorsports Authentics ("MA"). The Board concluded that Mr. Gambill's prior service on the MA Board of Managers did not compromise his independence. With respect to Mr. Holden, the Board considered his service as a member of the Board of Directors of Sirius XM Radio, Inc., a sponsor of NASCAR and a contract party with the Company's subsidiary, Performance Racing Network, and the Board of Directors of Snap-on, Inc., a contract party with several of the Company's subsidiaries. The Board determined that the relationships were immaterial and that Mr. Holden remains independent. The Board also considered Mr. Rewey's service on the Board of Directors of Sonic Automotive, Inc., a company controlled by Mr. O. Bruton Smith, and the Board concluded that such service did not compromise his independence. Mr. Tom E. Smith is not related to Messrs. O. Bruton Smith or Marcus G. Smith.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

The Company's Chief Executive Officer, Mr. O. Bruton Smith, also serves as the Chairman of the Board. The Board believes that this leadership structure is optimal for the Company at this time because Mr. Smith's extensive experience and status as a pioneer in the motorsports industry, together with his founding of and significant equity interest in the Company, provides SMI with strong and consistent leadership. Mr. Robert L. Rewey is the Company's Lead Independent Director. Mr. Rewey coordinates providing feedback from other non-management members of the Board to the Chief Executive Officer and other Company management regarding business issues. Mr. Rewey is also the director who presides over the regularly scheduled meetings of the Company's non-management directors.

The Board has not adopted a policy regarding the separation of the position of Chairman of the Board from the Chief Executive Officer. The Board recognizes that there may be circumstances in the future that would lead it to separate the positions, but believes that the absence of a policy requiring either the separation or combination of the positions provides the Board with the flexibility to determine the leadership structure that is in the best interests of the Company and its stockholders at the time.

Management is responsible for managing the Company's risk and for bringing to the Board's attention areas of risk that are most material to the Company. The Board, including through its committees, all of which are comprised solely of independent directors, and through regular meetings of the independent directors without management present, regularly reviews areas of risk to the Company and advises and directs management on the scope and implementation of policies, strategy and other actions designed to mitigate risk. The Company's Audit Committee also reviews risks and works with management and the Company's independent auditors to identify and address areas of significant risk to the Company. Specific examples of risks primarily overseen by the Audit Committee include risks related to the preparation of the Company's financial statements, disclosure controls and procedures, internal controls and procedures required by the Sarbanes-Oxley Act, accounting, financial and auditing risks, treasury risks (insurance, credit and debt), matters reported to the Audit Committee through the Company's Internal Audit Department and through anonymous reporting procedures, risks posed by significant litigation matters, compliance with applicable laws and regulations and risks associated with related person transactions. The Nominating/Corporate Governance Committee monitors the Company's compliance with its Corporate Governance Guidelines and Code of Business Conduct and Ethics. The Company's Compensation Committee reviews and evaluates potential risks related to compensation programs for executive officers of the Company, and the risks to the Company from SMI's compensation policies and practices generally.

COMMUNICATIONS TO THE BOARD

Stockholders and other parties interested in communicating with the Board as a group regarding Board-related matters may do so by writing to the Chairman of the Board, c/o J. Cary Tharrington IV, Vice President and General Counsel, Speedway Motorsports, Inc., 5401 E. Independence Blvd., Charlotte, North Carolina 28212. The Company's General Counsel will review the facts and circumstances outlined in the communication and pass appropriate materials on to the Board. In that regard, certain items that are unrelated to the duties and responsibilities of the Board will be excluded. Any correspondence relating to accounting, internal controls or auditing matters will be immediately brought to the attention of the members of the Company's Audit Committee for consideration in accordance with established procedures. Communications intended for the Lead Independent Director or other non-management directors should be directed to the Lead Independent Director at the address above.

COMMITTEES OF THE BOARD AND BOARD MEETINGS

There are three standing committees of the Board: the Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee. The Audit Committee is currently comprised of Messrs. Mark M. Gambill (Chairman), James P. Holden and Tom E. Smith. The Nominating/Corporate Governance Committee is currently comprised of Messrs. James P. Holden (Chairman), Robert L. Rewey and Tom E. Smith. The Compensation Committee is currently comprised of Messrs. Tom E. Smith (Chairman), Mark M. Gambill, James P. Holden and Robert L. Rewey. The Board has determined that all committee members are independent as defined by the applicable listing standards of the NYSE, the applicable rules of the SEC and the Company's Categorical Standards for Director Independence.

AUDIT COMMITTEE

The Audit Committee, which held eight meetings in 2011, is responsible for the selection of the Company's independent registered public accounting firm, reviews and approves the scope of the annual audit, approves annual audit fees and services, reviews the conclusions of the auditors and reports the findings and recommendations thereof to the Board, reviews with the Company's auditors the effectiveness of the Company's system of internal control over financial reporting, disclosure controls and procedures and the associated role of management, reviews transactions between the Company and its officers, directors and principal stockholders, reviews and discusses with management and the auditors the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and interim financial information included in quarterly earnings announcements, approves non-audit fees and services rendered by the auditors and performs such other functions and exercises such other powers as the Board from time to time may determine. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Audit Committee operates under a formal charter that governs its duties and conduct. The charter is available on our website at *www.speedwaymotorsports.com*. A printed copy may be obtained upon written request to SMI's Corporate Secretary, Speedway Motorsports, Inc., 5401 E. Independence Blvd., Charlotte, North Carolina 28212.

Based on the representations made by Mr. Gambill and discussions between Mr. Gambill and other members of the Board, the Board has, in its business judgment, determined that Mr. Gambill is an "audit committee financial expert" in accordance with current SEC regulations. The Board based this determination primarily on Mr. Gambill's experience as the former President of Wheat First Securities and as the current Chairman of Cary Street Partners. Both of these positions required Mr. Gambill to be extensively involved in analyzing public company financial statements when supervising investment banking and research analyst operations, and as chairman of the underwriting committee, of Wheat First Securities and in managing Cary Street Partners. The Board also determined that each Audit Committee member is "financially literate" in accordance with NYSE rules based on representations made by and discussions with these directors.

The following is the Audit Committee Report for the year ended December 31, 2011.

AUDIT COMMITTEE REPORT

In accordance with its written charter, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence, consistent with Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, discussed with the independent registered public accounting firm any relationships or services that might impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed and reviewed with management, and the independent registered public accounting firm, the quality and adequacy of the Company's internal control over financial reporting, and discussed and reviewed with management the effectiveness of the Company's disclosure controls and procedures used for periodic public reporting. The Audit Committee reviewed with the independent registered public accounting firm their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards and the Public Company Accounting Oversight Board, including those described in Statement on Auditing Standards No. 114, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's audit of the Company's financial statements and reviewed the Company's audited financial statements as of and for the year ended December 31, 2011 with management and the independent registered public accounting firm.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, disclosure controls and procedures and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not employees of the Company, and they may or may not be experts in the fields of accounting or auditing. Therefore, the Audit Committee has relied, without independent verification, on (a) management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and (b) the representations of the independent registered public accounting firm appearing in the auditors' report on the Company's financial statements. The Audit Committee's oversight does not provide the Audit Committee with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting and auditing standards and applicable laws and regulations.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC. The Audit Committee also recommended the reappointment of the independent registered public accounting firm of PricewaterhouseCoopers LLP for the fiscal year ending December 31, 2012.

Audit Committee
Mark M. Gambill, Chairman and Audit Committee Financial Expert
James P. Holden
Tom E. Smith

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

The Nominating/Corporate Governance Committee, which held two meetings in 2011, assists the Board in identifying and recommending individuals qualified to become members of the Board, monitors and reviews corporate governance issues and develops and recommends to the Board corporate governance principles applicable to the Board, the Company and its business strategy and operations, including those set forth in SMI's Corporate Governance Guidelines and Code of Business Conduct and Ethics. Messrs. Marcus G. Smith and Tom E. Smith were recommended to the Board as director-nominees to stand for election at the Annual Meeting by the Nominating/Corporate Governance Committee. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Nominating/Corporate Governance Committee operates under a formal charter that governs its duties and conduct. The charter is available on our website at *www.speedwaymotorsports.com.* A printed copy may be obtained upon written request to SMI's Corporate Secretary, Speedway Motorsports, Inc., 5401 E. Independence Blvd., Charlotte, North Carolina 28212.

DIRECTOR NOMINATION CRITERIA AND PROCESS

Directors may be nominated by the Board in accordance with the Company's Certificate of Incorporation and By-laws, as both have been amended to date. The procedures used by the Nominating/Corporate Governance Committee to identify and evaluate nominees for director positions involve members of the committee drawing on their contacts in the business community and directly soliciting and interviewing candidates and reviewing director questionnaire responses of prospective nominees. The Nominating/Corporate Governance Committee reviews all nominees for the Board in accordance with the committee's charter. Given the size and resources of the Nominating/Corporate Governance Committee as well as the number of Company stockholders, the Board believes the committee does not have the resources to thoroughly review the number of Board nominations that would likely be received if the committee accepted unsolicited nominations from stockholders. Accordingly, it is the Nominating/Corporate Governance Committee's policy not to accept unsolicited nominations to the Board from stockholders.

The assessment of a nominee's qualifications will include, at a minimum, a review of Board member criteria listed in the Company's Corporate Governance Guidelines including, among other things, the following:

- Ability to use sound judgment;
- Substantive knowledge in areas of importance to the Company (such as accounting or finance, business or management, industry knowledge, customer-based perspective, sponsorship relationships, strategic planning and leadership);
- Diversity (background and experience);
- Skills (financial literacy and/or financial expertise for members of the Audit Committee, management or consulting experience for members of the Compensation Committee and leadership or strategic planning for members of the Nominating/Corporate Governance Committee);
- Service on the Boards of Directors of other public companies;
- Integrity, honesty and fairness;
- Thorough understanding of the Company's business;
- Independence under the NYSE's, the SEC's and the Company's criteria; and
- Such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the Board's current needs at the time such director is nominated.

The Nominating/Corporate Governance Committee will select qualified nominees and review its recommendations with the full Board, which will decide whether to nominate a Board candidate. The Board intends that each director contribute knowledge, experience and skill in at least one area of importance to the Company. Nominees should neither have nor appear to have a conflict of interest that would impair the nominee's ability to represent the interests of all Company stockholders and to otherwise fulfill the stated responsibilities of a director. A nominee should also be able to work well with other directors and executives of the Company and should have independent opinions and be willing to state them in a constructive manner and be willing to comply with other guidelines as adopted by the Board. As part of the Nominating/Corporate Governance Committee's assessment of a prospective director-nominee's skill, experience, knowledge and judgment, the committee considers diversity of background and personal experience. The Board of Directors should be composed ideally of persons having a diversity of skills, background and experience that are useful to SMI and its present and future needs. However, the Nominating/Corporate Governance Committee does not have a formal policy specifying how diversity of background and personal experience should be applied in identifying or evaluating director-nominees, and a nominee's background and personal experience, while important, do not necessarily outweigh other attributes or factors the committee may consider. When considering potential nominees for the Board, the Nominating/Corporate Governance Committee considers the standards above and each potential nominee's individual qualifications in light of the needs of the Board at such time and its anticipated needs in the future.

COMPENSATION COMMITTEE

The Compensation Committee, which held four meetings in 2011, administers certain compensation and employee benefit plans of the Company, reviews and determines executive officer compensation, including annual salaries, bonus performance goals, bonus plan allocations, equity-based compensation and other benefits of all executive officers and certain other non-executive employees of the Company. The Compensation Committee administers the 1994 Stock Option Plan, the 2004 Stock Incentive Plan, Amended and Restated as of February 10, 2009, the Employee Stock Purchase Plan and the Company's Incentive Compensation Plan. The Compensation Committee periodically reviews the Company's executive development and succession planning and executive compensation programs. The Compensation Committee also takes action to modify programs that yield payments or benefits not closely related to Company or executive performance. The policy of the Compensation Committee's program for executive officers is set forth below in "Compensation Discussion and Analysis" in the "2011 Executive Compensation" section of this Proxy Statement. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Compensation Committee operates under a formal charter that governs its duties and conduct. The charter is available on our website at *www.speedwaymotorsports.com.* A printed copy may be obtained upon written request to SMI's Corporate Secretary, Speedway Motorsports, Inc., 5401 E. Independence Blvd., Charlotte, North Carolina 28212.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Tom E. Smith, Mark M. Gambill, James P. Holden and Robert L. Rewey served on the Company's Compensation Committee in 2011. No member of the Compensation Committee was an officer or employee of the Company and no executive officer of the Company served on the compensation committee or Board of Directors of any company that employed any member of the Compensation Committee.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

During 2011, there were five meetings of the Board, with all directors attending at least 75% of all Board meetings and of all meetings held by committees of the Board on which they served. The Company encourages all Board members to attend its annual meeting of stockholders. However, SMI does not have a policy regarding director attendance at annual meetings of stockholders. All directors attended the Company's 2011 Annual Meeting of Stockholders.

PROPOSAL 1 – ELECTION OF DIRECTORS

NOMINEES FOR ELECTION TO THE BOARD

Directors of SMI are elected at the annual meeting of stockholders to serve staggered terms of three years and until their successors are elected and qualified. The Board currently consists of seven directors.

The terms of Messrs. William R. Brooks, Mark M. Gambill and James P. Holden expire at the 2014 annual meeting of stockholders;

The terms of Messrs. O. Bruton Smith and Robert L. Rewey expire at the 2013 annual meeting of stockholders; and

The terms of Messrs. Marcus G. Smith and Tom E. Smith expire at the Annual Meeting and they are standing for reelection at the Annual Meeting.

If elected, each director-nominee will serve until the 2015 annual meeting of stockholders and until his successor is elected and qualified, except as otherwise provided in SMI's Certificate of Incorporation and Bylaws, as both have been amended to date. If for any reason a director-nominee is not a candidate when the election occurs, proxies will be voted in favor of the other director-nominee and may be voted for a substitute director-nominee, unless the Board chooses to reduce the number of directors serving on the Board.

The Board unanimously recommends a vote FOR the election of Messrs. Marcus G. Smith and Tom E. Smith as members of the Board.

DIRECTORS, DIRECTOR-NOMINEES AND EXECUTIVE OFFICERS

O. Bruton Smith, 85, the Company's founder and majority stockholder, has been the Chairman and Chief Executive Officer of SMI since its organization in 1994. Since 1975, Mr. Smith has served as the Chief Executive Officer and a board member of Charlotte Motor Speedway, LLC, a wholly-owned subsidiary of SMI, and its predecessor entities ("CMS"), which he originally founded in 1959. Regarding the Company's subsidiaries, Mr. Smith has been the Chief Executive Officer of Atlanta Motor Speedway, LLC ("AMS") since its acquisition in 1990, Texas Motor Speedway, Inc. ("TMS") since its formation in 1995, Bristol Motor Speedway, LLC ("BMS") since its acquisition in 1996, Speedway Sonoma, LLC a/k/a Infineon Raceway ("IR") since its acquisition in 1996, Nevada Speedway, LLC d/b/a Las Vegas Motor Speedway ("LVMS") since its acquisition in 1998, New Hampshire Motor Speedway, Inc. ("NHMS") since its acquisition in January 2008, and Kentucky Raceway, LLC d/b/a Kentucky Speedway ("KyS") since its acquisition in December 2008. In addition, Mr. Smith serves as the Chief Executive Officer and a director, or in a similar capacity, for many of SMI's other subsidiaries. Mr. Smith also serves as the Chairman, Chief Executive Officer, a director and controlling stockholder of SAI. Mr. Smith also owns and operates Sonic Financial, a private business which owns a majority of the Company's common stock, among other activities. Mr. Smith is the father of Mr. Marcus G. Smith. Mr. Smith has been in the motorsports business since the sport's beginnings in the 1940s and has been a leader in motorsports innovation throughout its history. This experience led the Board to conclude that he is qualified to serve as a Board member.

William R. Brooks, 62, has been Vice President, Treasurer, Chief Financial Officer and a director of SMI since its organization in 1994. In February 2004, Mr. Brooks became an Executive Vice President of SMI, and in May 2008 was promoted to Vice Chairman. Mr. Brooks joined Sonic Financial from PricewaterhouseCoopers LLP ("PwC") in 1983, currently is an officer of Sonic Financial, has served as Vice President of CMS since before the organization of SMI, and has been Vice President and a director of AMS since its acquisition and TMS since its formation. He has served as Vice President of BMS, LVMS, IR, KyS and NHMS since their acquisitions. In addition, Mr. Brooks serves as an officer and a director, or in a similar capacity, for many of SMI's other subsidiaries. Mr. Brooks also has served as a director of SAI since its formation in 1997. Mr. Brooks has been involved in the motorsports business since 1979 when he served on the PwC team that audited CMS. Mr. Brooks was the Company's Chief Financial Officer when it went public in 1995. Mr. Brooks' strong background in accounting and financial reporting, and detailed knowledge of the motorsports industry and SMI, led the Board to conclude that he is qualified to serve as a Board member.

Marcus G. Smith, 38, became a director of SMI in 2004 and Chief Operating Officer and President of SMI in May 2008. Prior to that appointment, Mr. Smith served as Executive Vice President of National Sales and Marketing for SMI since 2004. Mr. Smith was also appointed President and General Manager of CMS in May 2008. Mr. Smith joined the Company in 1996 as a sales associate at CMS and was named Manager of New Business Development in 1999. Mr. Smith is the son of Mr. O. Bruton Smith. In addition, Mr. Smith serves as a member of the Board of Managers of MA and as an officer of many of the Company's subsidiaries.

Mr. Smith grew up in the motorsports business, and has successfully led one of the Company's most important drivers of revenue, corporate sales and marketing, for six years. That experience led the Board to conclude that he is qualified to serve as a Board member. Mr. Smith is standing for reelection as a director at the Annual Meeting.

Mark M. Gambill, 61, became a director of SMI in 1995. Mr. Gambill worked for Wheat First Securities from 1972, including serving as chairman of the underwriting committee, until it was sold to First Union Corporation in 1998. Mr. Gambill was President of Wheat First Butcher Singer at the time of sale. Mr. Gambill left First Union in 1999. Mr. Gambill has been Chairman of Cary Street Partners, a financial advisory and wealth management firm, since 2002. Mr. Gambill served as a member of the Board of Managers of MA from its formation through 2010. Mr. Gambill also serves as a director of New Market Corporation and Triangle Capital Corporation. Previously, Mr. Gambill served as a director for the Noland Company until its sale in 2005. Mr. Gambill was the lead investment banker in the Company's initial public offering, and has excellent experience in the capital markets, attributes which led the Board to conclude that he is qualified to serve as a Board member.

James P. Holden, 60, became a director of SMI in 2004. Mr. Holden retired in 2000 after completing 27 distinguished years in the auto industry, including 19 years with DaimlerChrysler and its predecessor Chrysler Corp. ("Chrysler"). Highlights of his career include being named President of DaimlerChrysler in 1999 and Chief Executive Officer in June 2000. Mr. Holden served in various positions during his career at Chrysler, including Executive Vice President of Sales and Marketing responsible for directing all of the automaker's sales, fleet and marketing organizations in the United States, Mexico and Canada, including Mopar parts operations. In addition, he serves as a director of Sirius XM Radio, Inc. and Snap-on, Inc. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Formerly, Mr. Holden served as a director for Meridian Automotive Systems, Inc. Mr. Holden's experience as an executive at a major automobile manufacturer, along with his diverse public company board experience, led the Board to conclude that he is qualified to serve as a Board member.

Robert L. Rewey, 73, became a director of SMI in 2001. Mr. Rewey retired from Ford Motor Company ("Ford") in 2001 after a distinguished 38-year career with Ford, most recently serving as Group Vice President of North American Operations & Global Consumer Services. Mr. Rewey managed numerous areas within Ford beginning in 1963, including serving as Vice President of Sales, Marketing and Customer Service. Mr. Rewey also serves on the boards of SAI, LoJack Corporation, Dealer Tire, LLC and Reading Group, LLC. During his tenure with Ford, Mr. Rewey also oversaw Ford's motorsports operations. That experience, along with his other executive experience gained at Ford, led the Board to conclude that he is qualified to serve as a Board member.

Tom E. Smith, 70, became a director of SMI in 2001. Mr. Smith retired from Food Lion Stores, Inc. ("Food Lion") in 1999, after a distinguished 29-year career with that company, which included serving as Chief Executive Officer and President. Mr. Smith currently serves as a director of Farmers and Merchants Bank, and served as a director of CT Communications, Inc. from 1999 until its acquisition by Windstream Communications in 2007. Mr. Smith's experience as Chief Executive Officer of Food Lion, a major participant in sports marketing, along with his other experiences serving on public company boards, led the Board to conclude that he is qualified to serve as a Board member. Mr. Smith is standing for reelection as a director at the Annual Meeting.

GENERAL MANAGERS

Jerry N. Caldwell, 36, became Executive Vice President and General Manager of BMS in November 2010. Prior to that appointment, Mr. Caldwell spent 13 years working at BMS in various positions within the Corporate Sales and Marketing Department until his promotion to Vice President of that department in 2009. Mr. Caldwell served as interim General Manager of BMS from February 2010 until his appointment as Executive Vice President and General Manager.

Edwin R. Clark, 57, became President and General Manager of AMS in 1995. Prior to that appointment he served as Vice President and General Manager of AMS beginning in 1992 and he had been Vice President of Events at CMS from 1981 to 1992. Mr. Clark became Executive Vice President of SMI upon its organization in 1994 and was a director of SMI from 1995 to 2004.

Jerry K. Gappens, Jr., 50, became Executive Vice President and General Manager of NHMS in January 2008. Prior to that appointment, Mr. Gappens spent 15 years working for CMS in various public relations, marketing and event capacities. He most recently served as Senior Vice President of Events and Marketing at CMS beginning in 2004. Mr. Gappens has more than 25 years of experience in the motorsports industry, working previously with National Speed Sport News, one of the top motorsports trade publications.

William E. Gossage, 53, became Vice President and General Manager of TMS in 1995. Prior to that appointment, he was Vice President of Public Relations at CMS from 1989 to 1995. In February 2004, Mr. Gossage became President of TMS. Mr. Gossage previously worked with Miller Brewing Company in its motorsports public relations program and served in various public relations and managerial capacities at two other NASCAR-sanctioned speedways.

Stephen Page, 57, has served as President and General Manager of IR since its acquisition in 1996. Prior to being hired by SMI, Mr. Page had served as President of Brenda Raceway Corporation, which owned and operated IR before acquisition by the Company. Mr. Page also spent 11 years working for the Oakland A's baseball franchise in various marketing positions.

R. Christopher Powell, 52, became President of LVMS in June 2008. Prior to that appointment he served as Vice President and General Manager beginning with its acquisition in 1998. Mr. Powell also serves as Vice President of several other SMI subsidiaries. Mr. Powell spent 11 years working for Sports Marketing Enterprises, a division of RJR Tobacco Company ("RJR"). From 1994 to 1998, he served as manager of media relations and publicity on RJR's NASCAR Winston Cup program. Mr. Powell's previous duties included publicity and event operations on other RJR initiatives, including NHRA Drag Racing and the Vantage and Nabisco golf sponsorships.

Mark F. Simendinger, 53, became Executive Vice President and General Manager of KyS in January 2011. Prior to that appointment he served as Vice President and General Manager of KyS beginning with its acquisition in 2008. He previously served as an executive officer for KyS under its prior ownership from its development in 2000 until its purchase by SMI in 2008. Prior to that, Mr. Simendinger was President of Turfway Park Race Course, a thoroughbred track in Florence, Kentucky, and President of Carroll Properties, a real estate development firm.

PROPOSAL 2 – APPROVAL OF THE SPEEDWAY MOTORSPORTS, INC. 2008 FORMULA RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS, AMENDED AND RESTATED AS OF APRIL 17, 2012

We are requesting your approval of an amendment and restatement of the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors (the "2008 Formula Plan"). On February 22, 2012, and following the recommendation of the Compensation Committee, the Board (excluding the non-employee directors, pursuant to the terms of the 2008 Formula Plan) adopted the amendment and restatement of the 2008 Formula Plan, subject to the approval of our stockholders at the Annual Meeting.

The 2008 Formula Plan provides for formula grants of restricted stock to our non-employee directors. Among other changes, the amendment and restatement of the 2008 Formula Plan submitted for stockholder approval:

- Increases the maximum number of shares of Common Stock that may be issued under the 2008 Formula Plan from 100,000 shares to 250,000 shares; and
- Increases the dollar value to be used in the formula for determining the number of shares of Common Stock covered by each grant of restricted stock from $60,000 to $75,000.

These changes have been made to the 2008 Formula Plan so that we can continue to provide our non-employee directors with an ownership interest in SMI and to enhance our ability to attract and retain highly qualified individuals to serve as directors on the Board.

The proposed increase in the number of shares of Common Stock available for issuance under the 2008 Formula Plan is intended to ensure that SMI will have sufficient shares available to continue to make grants over the next several years. As of the Record Date and prior to the proposed increase, 40,632 shares of Common Stock remained available for issuance under the 2008 Formula Plan.

The 2008 Formula Plan originally was adopted by the Board on February 13, 2008 and approved by the stockholders of SMI on April 23, 2008. If the amended and restated 2008 Formula Plan is not approved by our stockholders, the 2008 Formula Plan will continue as it is currently in effect.

The following is a summary of the amended and restated 2008 Formula Plan. The summary describes the principal features of the 2008 Formula Plan, but it is qualified by reference to the full text of the amended and restated 2008 Formula Plan, which is included in this Proxy Statement as Appendix A.

SUMMARY OF PROPOSED AMENDED AND RESTATED 2008 FORMULA PLAN

ADMINISTRATION

Awards under the 2008 Formula Plan generally are intended to occur automatically without any discretionary administration. Otherwise, as amended, the 2008 Formula Plan is to be administered by the Board (rather than by a committee of the Board composed of all directors other than non-employee directors, as previously provided). Subject to the terms of the 2008 Formula Plan (which dictates the recipients, amount and timing of restricted stock awards to be granted), the Board will have the full authority to construe and interpret the 2008 Formula Plan and any related award agreement, to establish rules and regulations relating to plan administration and to delegate ministerial administrative responsibilities.

ELIGIBILITY

Members of the Board who are not employed by SMI or any of its subsidiaries are eligible to participate in the 2008 Formula Plan. SMI currently has four non-employee directors who are eligible to participate in the 2008 Formula Plan.

SHARES SUBJECT TO THE 2008 FORMULA PLAN

If the stockholders approve the amended and restated 2008 Formula Plan, the number of shares of Common Stock available for issuance under the 2008 Formula Plan will increase from 100,000 shares to 250,000 shares, subject to adjustment as described below. Shares covered by restricted stock awards that are forfeited or cancelled for any reason are available for further awards under the 2008 Formula Plan.

In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting the Common Stock, equitable adjustments and/or substitutions, as applicable, will be made to the shares of Common Stock that may be issued under the 2008 Formula Plan and that are subject to outstanding awards under the 2008 Formula Plan to prevent the dilution or enlargement of rights.

FORMULA GRANTS OF RESTRICTED STOCK

Under the 2008 Formula Plan, an annual grant of restricted stock is made to each eligible non-employee director on the first business day following each annual meeting of SMI's stockholders. If the amended and restated 2008 Formula Plan is approved by stockholders, the number of restricted shares of Common Stock to be granted to an eligible non-employee director will equal $75,000 (increased from $60,000) divided by the average closing sale price of the Common Stock on the NYSE for the twenty trading days immediately prior to the grant date (rounded up to the nearest whole share). Subject to the director's continued service on the Board, the restricted stock fully vests on the first anniversary of the grant date or, if earlier, the day before the next annual meeting of SMI's stockholders following the grant date.

The 2008 Formula Plan also provides that if a non-employee director initially becomes a member of the Board after the annual meeting of the Company's stockholders has been held for the year in which such initial appointment occurs, the non-employee director will receive, effective on the date of his or her initial appointment to the Board, a restricted stock grant. If the amended and restated 2008 Formula Plan is approved by stockholders, the number of restricted shares of Common Stock subject to the award will equal $75,000 (increased from $60,000) divided by the average closing sale price of the Common Stock on the NYSE for the twenty trading days immediately prior to the grant date (rounded up to the nearest whole share). Subject to the director's continued service on the Board, the restricted stock fully vests on the first anniversary of the grant date.

Shares of restricted stock may not be sold, assigned, pledged or otherwise transferred to the extent they remain unvested. A director holding restricted stock will have the right to vote such shares of restricted stock and to receive dividends (if and when declared by the Board), although dividends paid in shares will be considered restricted stock. Except in the case of a change in control (as described below), if a director's service on the Board terminates for any reason, all shares of restricted stock not vested at the time of such termination are forfeited.

As amended, the 2008 Formula Plan provides that if, on any grant date, the number of restricted shares of Common Stock to be granted exceeds the number of shares then available for issuance under the 2008 Formula Plan, the number of shares of restricted stock to be granted to the non-employee directors on that grant date will be reduced on a pro rata basis.

CHANGE IN CONTROL

Upon a change in control of SMI, all outstanding restricted stock generally will become fully vested. Under the 2008 Formula Plan, "change in control" is a defined term and generally includes:

- The acquisition of 50.1% of either SMI's Common Stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (subject to certain exceptions);
- A change in the composition of the Board during any two-year period such that the individuals who, at the beginning of such two-year period, constitute the Board cease for any reason to constitute at least a majority of the Board (subject to certain exceptions);
- Approval by the stockholders of SMI of a merger, reorganization or consolidation or a sale or other disposition of all or substantially all of SMI's assets (subject to certain exceptions); or
- Approval by SMI's stockholders of a complete liquidation or dissolution of the Company.

AMENDMENT, SUSPENSION OR TERMINATION

As amended, the 2008 Formula Plan provides that the Board may at any time amend, suspend or terminate the 2008 Formula Plan in whole or in part, provided that such action may be subject to stockholder approval if necessary to comply with legal, regulatory or securities exchange listing requirements. (As previously approved, the 2008 Formula Plan provides that a committee of the Board composed of all directors other than non-employee directors has such authority to amend, suspend or terminate the 2008 Formula Plan.) Unless terminated earlier, the 2008 Formula Plan will terminate on February 12, 2018, a term of ten years from its initial adoption by the Board. No amendment, suspension or termination of the 2008 Formula Plan may adversely affect in any material way the rights of a director under any outstanding award without his or her consent. Notwithstanding the foregoing, the Board may amend the 2008 Formula Plan and any outstanding awards in any respect it deems necessary or advisable to comply with exchange listing requirements, applicable law or regulatory requirements without obtaining the individual consent of any director who holds an outstanding award.

MARKET PRICE OF COMMON STOCK

The closing price of a share of SMI's Common Stock on the NYSE on March 1, 2012 was $15.26.

PLAN BENEFITS

As described above, only non-employee directors of SMI are eligible to participate in the 2008 Formula Plan. Accordingly, none of our executive officers (including our named executive officers O. Bruton Smith, Marcus G. Smith or William R. Brooks) or other employees participate in the 2008 Formula Plan. If the amended and restated 2008 Formula Plan is approved, a restricted stock grant will be made to each eligible non-employee director on the first business day following the Annual Meeting consisting of the number of shares of Common Stock that equals $75,000 divided by the average closing sale price of the Common Stock on the NYSE for the twenty trading days immediately prior to the grant date (rounded up to the nearest whole share). The actual number of shares of Common Stock for each such grant is not determinable as of the date of this Proxy Statement.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the federal income tax consequences that generally apply with respect to restricted stock granted under the 2008 Formula Plan. This summary is based on current laws and regulations that may change in the future. This summary is not intended to be exhaustive and does not describe a number of various tax rules, including any foreign, state, or local tax consequences that could apply to a particular individual or to SMI under certain circumstances. This summary is not intended or written to be used (and cannot be used by any taxpayer) to avoid penalties that may be imposed on a taxpayer. Tax results may vary due to individual circumstances. Award recipients are urged to consult their independent tax advisors about the tax consequences related to restricted stock awards under the 2008 Formula Plan.

The recipient of restricted stock normally will recognize ordinary income when the restrictions on the restricted stock lapse (*i.e.*, at the time the restricted shares are no longer subject to a substantial risk of forfeiture or become transferable, whichever occurs first). However, a director instead may elect to recognize ordinary income at the time of grant by making an election under Section 83(b) of the Code within 30 days after the grant date. In either case, the director will recognize as ordinary income the fair market value of such shares of stock at the time the income is recognized and SMI generally will be entitled to a corresponding tax deduction. If a director makes an "83(b) election" and then forfeits the shares of Common Stock, the director generally will not be entitled to any tax refund with respect to the tax already paid.

The Board unanimously recommends a vote FOR the approval of the amendment and restatement of the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors.

PROPOSAL 3 – REAPPROVAL OF THE SPEEDWAY MOTORSPORTS, INC. INCENTIVE COMPENSATION PLAN, AMENDED AND RESTATED AS OF FEBRUARY 21, 2012

The Board previously approved the Speedway Motorsports, Inc. Incentive Compensation Plan (the "Incentive Compensation Plan") on February 14, 2007, as did our stockholders at SMI's 2007 Annual Meeting of Stockholders. The Incentive Compensation Plan is a performance-based plan that provides cash awards to selected executive officers and key employees if pre-established performance goals are met. The Incentive Compensation Plan is intended to meet the requirements for performance-based compensation under Section 162(m) of the Code so that awards paid under the Incentive Compensation Plan may qualify for a federal income tax deduction. For amounts paid under the Incentive Compensation Plan to qualify for deductibility under Section 162(m) of the Code, SMI must periodically resubmit the Incentive Compensation Plan for stockholder approval. On February 21, 2012, the Compensation Committee adopted an amendment and restatement of the Incentive Compensation Plan. Therefore, stockholder approval is being sought with respect to the Incentive Compensation Plan, as amended and restated.

The Incentive Compensation Plan is intended to allow SMI to provide incentives to highly-qualified executives and other key employees that motivate them to continue service with SMI, devote their best efforts to SMI and improve SMI's economic performance, thus enhancing the value of SMI for the benefit of stockholders. As noted above, the Incentive Compensation Plan also is intended to meet the requirements for performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code generally imposes a $1 million limit on SMI's annual federal income tax deduction for compensation with respect to its Chief Executive Officer and the three other most other highly compensated officers (but, under current guidance, generally excluding the principal financial officer). However, compensation that qualifies as performance-based compensation under Section 162(m) is not subject to this deduction limit. Compensation qualifies as performance-based only if it satisfies certain requirements, including that the material terms of the plan under which the compensation is paid are disclosed to and approved by the stockholders.

Although minor changes (which did not require stockholder approval) have been made to the Incentive Compensation Plan since its adoption, the material terms of the Incentive Compensation Plan, including eligibility, the types of performance criteria that awards may be based upon and the maximum amount of compensation that can be paid to a participant during a calendar year, have not changed since our stockholders previously approved the Incentive Compensation Plan.

SMI also reserves the right to pay discretionary bonuses or other types of compensation outside of the Incentive Compensation Plan, including arrangements that may not qualify for deductibility under Section 162(m) of the Code. No employee has a guaranteed right to any discretionary bonus as a substitute for a performance-based bonus if performance goals are not met or if the stockholders do not reapprove the Incentive Compensation Plan.

The following is a summary of the Incentive Compensation Plan, as most recently amended and restated. The summary describes the principal features of the Incentive Compensation Plan, but it is qualified by reference to the full text of the amended and restated Incentive Compensation Plan, which is included in this Proxy Statement as Appendix B.

SUMMARY OF THE INCENTIVE COMPENSATION PLAN

ADMINISTRATION

The Incentive Compensation Plan is administered by the Compensation Committee, which consists solely of two or more outside directors. The Compensation Committee has the authority, in its sole discretion, to grant awards under the Incentive Compensation Plan, to determine the recipients and timing of awards, to determine the terms, conditions, restrictions, applicable performance periods and performance goals relating to any award, to adjust compensation payable upon attainment of performance goals (subject to limitations), to construe and interpret the Incentive Compensation Plan and any awards, to prescribe, amend and rescind rules and regulations relating to the Incentive Compensation Plan and to make all other determinations and take all other actions deemed necessary or advisable for the Incentive Compensation Plan's administration.

ELIGIBILITY

Executive officers and other key employees of SMI and its subsidiaries are eligible to receive awards under the Incentive Compensation Plan. The Compensation Committee selects the employees who will participate, and may take into account such factors as it deems relevant in making that determination. An employee who is a participant for one performance period is not assured of being selected to participate in any subsequent performance period. The actual number of employees who are eligible to participate in the Incentive Compensation Plan may vary and cannot be determined in advance because the Compensation Committee has the discretion to select the participants. Three executive officers have been selected for participation in the Incentive Compensation Plan for the 2012 calendar year.

PERFORMANCE GOALS

For each participant, the Compensation Committee establishes in writing the performance goals, the performance period over which such goals will be measured and the amount of or the formula for determining the participant's incentive award with respect to such performance period. The Compensation Committee must establish all of these terms in writing within 90 days after the beginning of the applicable performance period (or, if earlier, by the date on which 25% of the period has been completed).

The performance goals established by the Compensation Committee must be objectively determinable (*i.e.*, such that a third party with knowledge of the relevant facts could determine whether the goals have been met). The Compensation Committee may establish performance goals in its discretion based on one or more of the following:

- Stock price
- Earnings per share
- Net earnings
- Operating or other earnings
- Gross or net profits
- Revenues
- Net cash flow
- Net income or operating income
- Financial return ratios
- Stockholder return
- Return on equity
- Return on investment
- Return on net assets
- Reduction of debt
- Debt rating
- Debt to equity ratio
- Debt to capitalization ratio
- Consummation of debt offerings
- Consummation of equity offerings
- Sales
- Expense reduction levels
- Growth in assets or sales
- Share count reduction
- Strategic business objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures

Performance goals may be expressed by reference to:

- One or more divisions, business units, subsidiaries or other entities in which SMI has a significant ownership interest (provided that a performance goal related to any such entity would satisfy the requirements of Section 162(m) of the Code);
- SMI and/or its subsidiaries as a whole; or
- Any combination of the foregoing.

Performance goals also may be expressed by reference to the participant's individual performance with respect to any of the foregoing criteria.

The Incentive Compensation Plan provides that performance goals may be expressed in such form as the Compensation Committee determines, including in either absolute or relative terms (including, but not limited to, relative comparison to other companies or other external measures), in percentages, in terms of growth over time or otherwise. Performance goals do not have to be based upon an increase or positive result under one of the above criteria and could include, for example, maintaining the status quo or the limitation of economic losses (measured in such case by reference to the specific criteria). Performance goals may provide for determination either before or after taxes and for the inclusion or exclusion of items such as:

- Asset write-downs or impairment charges;
- The effect of unusual or extraordinary charges or income items or other events, including acquisitions or dispositions of businesses or assets, restructurings, reductions in force, refinancing/restructuring of short-term and/or long-term debt or extraordinary non-recurring items as described in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in SMI's Annual Report on Form 10-K for the applicable year;
- Litigation or claim expenses, judgments or settlements; or
- Changes in accounting principles or tax laws or other laws or provisions affecting reported results.

The performance goals established by the Compensation Committee can be particular to a participant and/or different each performance period.

The Compensation Committee also can establish subjective performance goals for participants, but the subjective performance goals may be used only to reduce, and not increase, an award otherwise payable under the Incentive Compensation Plan to covered employees for purposes of Section 162(m) of the Code.

AWARDS

A participant's potential incentive award must be based on an objective formula or standard, and can be expressed as a dollar amount, a percentage of salary, a percentage of the applicable criteria underlying the specified performance goal(s) (or a percentage in excess of a threshold amount) or otherwise. The Compensation Committee also can designate a range, pursuant to which the actual amount of an incentive award may vary depending upon the extent to which the performance goals for the performance period have been attained. The Compensation Committee also may establish a participant's potential incentive award as a percentage of a bonus pool, as long as the sum of the individual maximum percentages of the bonus pool that each participant potentially could receive does not exceed 100%.

Before payment of an incentive award can be made, the Compensation Committee must certify in writing the extent to which the performance goals have been reached. The Compensation Committee may, in its discretion, reduce or eliminate the amount payable to any participant based upon such factors as the Compensation Committee deems relevant. The maximum amount payable with respect to an incentive award to any participant during any calendar year is $10 million.

Payment of any incentive award is made as soon as administratively practicable following the Compensation Committee's certification, provided that any such payment is to be made between January 1 and March 15 of the calendar year following the calendar year in which the performance period ends. All awards are paid in a cash lump sum. Participants generally must be employed on the payment date to receive the award (or, alternatively, on the last day of the performance period, if the Compensation Committee has substituted this alternative requirement for the participant at the time it established the performance goals). However, if the participant's employment terminates due to death or disability, a pro-rated award generally may be paid so long as the performance goals were achieved.

The Incentive Compensation Plan does not preclude SMI from establishing other or additional compensation arrangements, including an arrangement not intended to meet the requirements for performance-based compensation under Section 162(m) of the Code.

SECTION 409A OF THE CODE

Section 409A of the Code provides requirements for certain nonqualified deferred compensation arrangements. If applicable, Section 409A also imposes penalties (including an additional 20% tax) on the recipient of deferred compensation in the event such compensation fails to comply with Section 409A. Awards granted under the Incentive Compensation Plan are intended to constitute short-term deferrals under Section 409A and therefore be exempt from the requirements of Section 409A of the Code. To the extent that payment of any award may be deferred in accordance with Section 409A of the Code under a nonqualified deferred compensation plan established by SMI, the terms of such nonqualified deferred compensation plan govern the deferral. SMI does not guarantee to any participant that the Incentive Compensation Plan or any incentive award complies with or is exempt from Section 409A of the Code.

AMENDMENT, SUSPENSION OR TERMINATION

The Board or the Compensation Committee can amend, suspend or terminate the Incentive Compensation Plan at any time, subject to stockholder approval if necessary to satisfy the requirements for performance-based compensation under Section 162(m) of the Code. Generally, no amendment, suspension or termination of the Incentive Compensation Plan may adversely affect the rights of a participant with respect to an award previously granted under the Incentive Compensation Plan without the participant's consent. However, the Incentive Compensation Plan or any incentive award can be amended without a participant's consent if the Board or the Compensation Committee deems the amendment necessary or advisable to comply with applicable law.

REAPPROVAL BY STOCKHOLDERS

SMI intends to resubmit the Incentive Compensation Plan to SMI's stockholders as necessary for awards paid under the Incentive Compensation Plan to satisfy the stockholder approval requirement for performance-based compensation under Section 162(m) of the Code. To comply with these requirements, SMI currently is required to resubmit the Incentive Compensation Plan for stockholder approval approximately every five years.

PLAN BENEFITS

The amounts paid to our named executive officers under the Incentive Compensation Plan for 2011 are set forth in "2011 Summary Compensation Table" in the "2011 Executive Compensation" section of this Proxy Statement. The Compensation Committee has designated, and established performance goals for, three participants in the Incentive Compensation Plan for the 2012 calendar year: Messrs. O. Bruton Smith, Marcus G. Smith and William R. Brooks. The actual amounts to be paid under those awards are dependent on SMI's future performance and are therefore not presently determinable.

The Board unanimously recommends a vote FOR the reapproval of the Speedway Motorsports, Inc. Incentive Compensation Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the shares of SMI's Common Stock issuable under all of SMI's equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)(2)	1,299,776(3)	$30.74(4)	1,905,974(5)
Equity compensation plans not approved by security holders	–	–	–
Total	1,299,776	$30.74	1,905,974

(1) Includes SMI's 1994 Stock Option Plan, 2004 Stock Incentive Plan, Formula Stock Option Plan for Independent Directors, 2008 Formula Restricted Stock Plan for Non-Employee Directors and Employee Stock Purchase Plan

(2) Awards of restricted stock under the 2008 Formula Restricted Stock Plan for Non-Employee Directors as currently in effect (and not as in the proposed amendment and restatement) consist of that number of shares of Common Stock that equals $60,000 divided by the average closing price of Common Stock on the NYSE for the twenty trading days immediately preceding the grant date (rounded up to the nearest whole share).

(3) Includes 210,000 shares to be issued upon the exercise of outstanding options under the Formula Stock Option Plan for Independent Directors that was terminated upon stockholder approval of the 2008 Formula Restricted Stock Plan for Non-Employee Directors at the 2008 Annual Meeting of Stockholders. Because the Formula Stock Option Plan for Independent Directors was terminated, no options remain available for issuance under that plan. Also includes 415,297 shares to be issued upon the exercise of outstanding options under the 1994 Stock Option Plan that terminated in 2004. Because the 1994 Stock Option Plan terminated, no options remain available for issuance under that plan. Also includes 62,565 shares issuable upon vesting of outstanding restricted stock units and 611,914 shares to be issued upon the exercise of outstanding options, all of which were granted under the 2004 Stock Incentive Plan. The weighted-average exercise price information in column (b) does not take these units into account because they do not have an exercise price.

(4) Does not include the exercise price of options under the Employee Stock Purchase Plan because no such options are outstanding.

(5) Includes 1,426,342 shares remaining available under the 2004 Stock Incentive Plan.

Under the 2004 Stock Incentive Plan, SMI may award shares in the form of options, restricted stock or restricted stock units. Also includes 40,632 shares remaining available for restricted stock grants under the 2008 Formula Restricted Stock Plan for Non-Employee Directors. No further options can be granted under the 1994 Stock Option Plan or the Formula Stock Option Plan for Independent Directors.

PROPOSAL 4 – SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected the firm of PricewaterhouseCoopers LLP to serve as the principal independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012. PwC's first year serving in this capacity for the Company was 2007.

Representatives of PwC will attend the Annual Meeting. They will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

Stockholder ratification of the Audit Committee's selection of PwC as our principal independent registered public accounting firm is not required by the Company's Bylaws, as amended, or otherwise. The Board is submitting the selection of PwC to the stockholders for ratification and the Audit Committee will reconsider whether to retain PwC if the stockholders do not ratify this selection. In addition, even if the stockholders ratify the selection of PwC, the Audit Committee may, in its discretion, select a different independent accounting firm at any time during the year if the Audit Committee determines that a change is in the best interests of SMI.

The Board unanimously recommends a vote FOR ratification of PwC as our independent registered public accounting firm for fiscal year 2012.

PRINCIPAL ACCOUNTING FIRM FEES AND SERVICES

The following table shows the aggregate fees billed to the Company by PwC for the fiscal years ended December 31, 2011 and 2010:

	2011	2010
Audit Fees(1)	$665,000	$730,000
Audit-Related Fees(2)	–	–
Tax Fees(3)	–	25,000
All Other Fees(4)	–	–

(1) This fee category consists of services for: (i) the audit of our annual financial statements and review of our quarterly financial statements in 2011 and 2010, (ii) the audit of the effectiveness of our internal control over financial reporting for Sarbanes-Oxley Act Section 404 Compliance in 2011 and 2010, (iii) services associated with the private placement, exchange offer and SEC registration statement for our senior notes issued in 2011, and (iv) services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings, including services associated with other SEC registration statements, SEC staff reviews and inquiries, and documents filed with the SEC (*e.g.*, comfort letters and consents) in 2011 and 2010.

(2) This fee category consists of assurance and related services that are reasonably related to performing the audit and review of our financial statements, and are not reported above under "Audit Fees". There were no fees for this category in 2011 or 2010.

(3) This fee category consists of professional services rendered by PwC for tax return preparation, tax compliance, tax planning and tax advice in 2010. There were no fees for this category in 2011.

(4) This fee category consists of fees billed for services other than the services reported in other categories. There were no fees for this category in 2011 or 2010.

The Audit Committee has considered whether the non-audit services provided were compatible with maintaining the principal independent registered public accounting firm's independence, and believes that such services and related fees, due to, among other things, the nature and scope of the services provided and the fact that different PwC personnel provided audit and non-audit services, have not impaired the independence of the Company's principal independent registered public accounting firm. All services provided by PwC in 2011 and 2010 were approved by the Audit Committee.

Generally, before an independent auditor is engaged by the Company to render audit or non-audit services, the engagement is approved early each calendar year by the Audit Committee. Any subsequent changes in audit, audit-related, tax or other services to be provided by such independent auditor due to changes in scope of work, terms, conditions or fees of the engagement must be pre-approved by the Audit Committee or by one of its members who has been delegated such authority. Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both such independent auditor and the Chief Financial Officer of the Company and must be consistent with applicable SEC regulations and NYSE listing standards regarding auditor independence.

2011 EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

2011 EXECUTIVE OFFICER COMPENSATION PROGRAM

The Company's objectives with respect to compensation of its executive officers are to: (1) link executive compensation to SMI's business strategy execution and performance; (2) offer compensation designed to attract, retain and reward key executive officers; (3) offer salary, cash bonus and incentive compensation pay opportunities that are competitive in the marketplace and recognize achievement of SMI's business strategy objectives; and (4) provide performance incentives and equity-based compensation to align the long-term interests of executive officers with those of SMI's stockholders.

The Company's executive compensation program is designed to reward successful achievement of the Company's objectives, which we believe will return value to the stockholders. The Company's objectives include: revenue growth; operating earnings growth; earnings per share growth; increased shareholder return through dividends and share repurchases; and growth of return on average equity.

SMI has three executive officers: Mr. O. Bruton Smith, the Company's Chairman and Chief Executive Officer, Mr. Marcus G. Smith, the Company's President and Chief Operating Officer, and Mr. William R. Brooks, the Company's Vice Chairman, Chief Financial Officer and Treasurer. SMI's executive compensation program is comprised of two components: (i) annual cash compensation, paid in the form of annual salary, objective performance-based incentive compensation payments under the Company's Incentive Compensation Plan and possible discretionary bonuses; and (ii) long-term compensation, paid in the form of options to purchase the Common Stock or through the grant of performance-based restricted stock or restricted stock units. None of the Company's executive officers have an employment agreement, severance agreement or any retirement plans other than a 401(k) Plan that is available to all employees. None of the Company's executive officers have any agreement pursuant to which there is an accelerated vesting of outstanding equity awards in the event of termination of employment. Given the Company's emphasis on current cash compensation and our executive officers' extended tenure with the Company, the Company believes that the type of agreements described above would not significantly advance the Company's compensation objectives.

SMI's executive compensation tends to favor current cash payments in the form of annual salary, incentive compensation under the Company's Incentive Compensation Plan and a possible discretionary bonus consistent with the Company's earnings, margins and cash flows. The Company believes current cash compensation is the most effective tool to generate and enhance high earnings, margins and cash flows.

The Company also believes that a certain level of equity ownership is required to align executive officer long-term interests with those of its stockholders. The Compensation Committee believes the Company's executive officer compensation program adequately achieves this goal through the periodic awards of equity compensation, taking into account the executive officers' existing equity ownership and the desired mix of cash and equity compensation. The Company also considered the effects of applicable accounting guidance on equity-based payments, which require the Company to currently expense an estimated future value of equity compensation. Retention and long-term focus of the Company's executive officers has not historically been an area of concern, evidenced by the more than 25-year average tenure of the current executive officers of the Company and its predecessors.

The Compensation Committee reviews base salaries, awards of cash bonuses, awards of incentive cash compensation and equity-based compensation in the first quarter of each year. Mr. O. Bruton Smith and Mr. Brooks present the Compensation Committee with a report of the Company's financial results for the prior year, recommendations regarding compensation, including recommended base salaries, recommended discretionary bonus payments and management's rationale for such recommendations. The Compensation Committee is required to certify the Company's results for purposes of the Incentive Compensation Plan, and must decide whether to approve the incentive compensation award yielded under the Incentive Compensation Plan, and whether to reduce that award, and whether circumstances justify a discretionary bonus award. See "Incentive Compensation and Cash Bonuses" below. Mr. O. Bruton Smith does not make any recommendation regarding his own compensation.

The Compensation Committee also reviewed the results of the Company's first advisory "say on pay" vote held during SMI's 2011 Annual Meeting and determined not to make any significant changes to the Company's compensation program given the approval of the say on pay proposal by 85% of our stockholders casting votes.

ANNUAL CASH COMPENSATION

Annual cash compensation for SMI's executive officers consists of a base salary, payments earned under the Incentive Compensation Plan and a possible discretionary bonus. Executive officer cash compensation has historically been weighted in favor of incentive compensation dependent upon the Company's and each executive officer's performance for the particular year. The criteria approved by the Compensation Committee pursuant to the Incentive Compensation Plan was designed to maintain the weighted balance of cash compensation favoring at-risk cash compensation as opposed to base salary. Although the Company does not engage in compensation benchmarking, the 2011 annual cash compensation was intended to be competitive in relation to similar companies such as those included in the Peer Group Index in the performance graph included in the Company's Annual Report on Form 10-K, other entertainment-related companies as well as other companies considered to have financial characteristics similar to those of SMI. The Compensation Committee has utilized the services of Pearl Meyer, an independent consultant, to assist the Committee with its review of comparative pay data for companies that share those industry or financial characteristics to better understand the marketplace. The independent consulting firm did not provide any personal services for any of the Company's executive officers, nor did it provide any other services to the Company.

ANNUAL SALARY

The base salaries of SMI's executive officers and adjustments to executive officers' base salaries are generally based upon a subjective evaluation of the executive officer's performance by the Compensation Committee in light of the Company's compensation objectives. The Compensation Committee's evaluation is also based upon factors such as the current responsibilities of each executive officer, the compensation of similarly situated executive officers of comparable companies, the performance of each executive officer during the prior calendar year, the Company's performance during the prior calendar year and management's recommendations submitted to the Compensation Committee by the Chairman and Chief Executive Officer and by the Chief Financial Officer. In March 2011, the base salaries of the executive officers for 2011 were established using the referenced criteria. The base salaries for Messrs. O. Bruton Smith, Marcus G. Smith and Brooks remained unchanged for 2011 and 2012.

INCENTIVE COMPENSATION PLAN

Each of SMI's executive officers was eligible to participate in the Company's Incentive Compensation Plan in 2011. Compensation under the Incentive Compensation Plan is intended to provide the Company's executive officers an incentive to devote their best efforts to the Company and to enhance the Company's value for the benefit of stockholders. In March 2011, the Compensation Committee established objective, performance-based goals, reflective of the Company's projected earnings for 2011, and potential incentive compensation payouts to the eligible executive officers. The performance period was January 1, 2011 through December 31, 2011. Earnings per share, with certain adjustments designed to more accurately reflect the Company's and the eligible executive officers' performance, was selected as the performance goal ("Plan EPS"). For purposes of the Company's 2011 performance goal, Plan EPS was, consistent with the Incentive Compensation Plan, defined as (A) the Company's net income as determined in accordance with U.S. generally accepted accounting principles (GAAP), excluding (i) any gain or loss on asset/goodwill impairment or expense charges, litigation or claim expenses, or judgments or settlements, (ii) restructuring charges, (iii) refinance charges, (iv) extraordinary non-recurring items as described in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (v) the cumulative effect of any changes in GAAP during 2011, divided by (B) a share count of 41,300,000 shares. The exclusions from the calculation of the Company's earnings were selected to more accurately reflect the Company's normalized performance in 2011, leading to a more fair and accurate incentive compensation award.

In accordance with the Company's Incentive Compensation Plan for the fiscal year ended December 31, 2011, the incentive compensation awarded to Messrs. O. Bruton Smith, Marcus G. Smith and Brooks was calculated by comparing Plan EPS to the target Plan EPS of $1.50 selected by the Compensation Committee ("Target EPS").

If the Company achieved exactly the Target EPS, the following incentive compensation awards would have been earned (for each of Messrs. O. Bruton Smith, Marcus G. Smith and Brooks, the "Target EPS Incentive Compensation Award"):

- O. Bruton Smith = 3.0 times current annual base salary (*i.e.*, 3.0 x $600,000 = $1,800,000)
- Marcus G. Smith = 2.0 times current annual base salary (*i.e.*, 2.0 x $550,000 = $1,100,000)
- William R. Brooks = 2.0 times current annual base salary (*i.e.*, 2.0 x $500,000 = $1,000,000)

However, if the Company achieved more or less than the Target EPS, the amounts payable to Messrs. O. Bruton Smith, Marcus G. Smith and Brooks based on the Plan EPS performance objective would have been the Target EPS Incentive Compensation Award increased or reduced (as the case may be) by the percentage by which the Company's achieved Plan EPS for 2011 was greater than or less than the Target EPS. However, no incentive compensation award would be payable if the Company achieved less than the minimum Plan EPS threshold of $0.75 selected by the Compensation Committee or 50% of the Target EPS (the "Minimum EPS Threshold").

The following examples illustrate the incentive compensation award calculation for achieved Plan EPS other than the Target EPS:

- If the Company's achieved Plan EPS was $3.00 (or 200% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:
  - O. Bruton Smith = $3,600,000 (or 200% of the Target EPS Incentive Compensation Award)
  - Marcus G. Smith = $2,200,000 (or 200% of the Target EPS Incentive Compensation Award)
  - William R. Brooks = $2,000,000 (or 200% of the Target EPS Incentive Compensation Award)
- If the Company's achieved Plan EPS was $0.75 (or 50% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:
  - O. Bruton Smith = $900,000 (or 50% of the Target EPS Incentive Compensation Award)
  - Marcus G. Smith = $550,000 (or 50% of the Target EPS Incentive Compensation Award)
  - William R. Brooks = $500,000 (or 50% of the Target EPS Incentive Compensation Award)

The Company achieved a Plan EPS of $1.14 for the fiscal year ended December 31, 2011 (or 76% of Target EPS). Accordingly, Messrs. O. Bruton Smith, Marcus G. Smith and Brooks earned Plan EPS incentive compensation awards of $1,368,000, $836,000 and $760,000, respectively (or 76% of their respective Target EPS Incentive Compensation Awards).

LONG-TERM EQUITY COMPENSATION

The Compensation Committee believes that an appropriate level of equity-based compensation or equity holdings is part of a balanced and effective compensation program designed to align the interests of executive officers with those of stockholders.

In March 2011, the Compensation Committee made restricted stock grants of 35,000 shares of performance-based restricted stock to Mr. Brooks and 35,000 performance-based restricted stock units to Mr. Marcus G. Smith under the 2004 Stock Incentive Plan (each, a "Restricted Stock Award") for the fiscal year ended December 31, 2011.

The Compensation Committee determined that the Restricted Stock Awards would be subject to forfeiture based on the extent to which Plan EPS for the fiscal year ended December 31, 2011 fell short of Target EPS as follows:

- If Plan EPS was less than the Minimum EPS Threshold, then the Restricted Stock Awards would not vest and would be forfeited in their entirety.
- If Plan EPS met or exceeded the Minimum EPS Threshold, the number of shares of Common Stock or restricted stock units, as applicable, that would remain outstanding under each Restricted Stock Award for the remainder of the restricted period (the outstanding shares being scheduled to vest in increments of one-third on each anniversary of the grant date) would equal:
  - The applicable Target Grant Amount (in this case 35,000); multiplied by
  - Plan EPS expressed as a percentage of Target EPS (however, the percentage cannot exceed 100%).

As discussed above in "Incentive Compensation and Cash Bonuses," the Company achieved a Plan EPS of $1.14 for the fiscal year ended December 31, 2011, exceeding the Minimum EPS Threshold. Because $1.14 is 76% of the Target EPS, Mr. Marcus G. Smith retained 26,600 restricted stock units to be settled in Common Stock and Mr. Brooks retained ownership of 26,600 restricted shares of Common Stock as their respective Restricted Stock Awards, with the remaining 8,400 units or shares forfeited in their entirety.

The Compensation Committee has broad discretion regarding the types of long-term incentive compensation awarded to named executive officers and other employees of the Company, typically using either restricted stock, restricted stock units, stock option awards or some combination thereof. Depending upon circumstances in the future, the Compensation Committee may exercise its discretion and award all stock options, all restricted stock, all restricted stock units or a mixture thereof.

OTHER BENEFIT PLANS

Executive officers of SMI (including the Chief Executive Officer) were also eligible in 2011 to participate in various benefit plans provided to other employees of SMI. These benefit plans are intended to provide a safety net of coverage for various events, such as death, disability and retirement.

Senior level highly compensated Company employees, including the executive officers of SMI, were also eligible to participate in the Company's Deferred Compensation Plan (the "Deferred Plan") during the 2011 calendar year. Under the Deferred Plan, eligible employees could elect to defer up to 75% of their annual base salary and up to 100% of their annual cash bonus or commission payments. SMI, in its sole discretion, may match deferred compensation contributions of executive officers and all other eligible participants. To date, no matching contributions have been made. Contributions by participants in the Deferred Plan, including the executive officers, may be invested in several different investment funds offered by the third-party administrator of the Deferred Plan, with earnings on such amounts determined by the actual market performance of the investment funds selected by the participant. To date, no named executive officer has participated in the Deferred Plan.

FEDERAL INCOME TAX CONSIDERATIONS

The compensation paid to the Company's executive officers is based primarily on Company performance. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes a limitation on the deductibility of annual compensation in excess of $1,000,000 that is not performance-based. Executive officer compensation attributable to the exercise of stock options granted under the Company's 1994 Stock Option Plan and the 2004 Stock Incentive Plan, and incentive compensation paid under the Company's Incentive Compensation Plan, is intended to qualify as fully deductible performance-based compensation. The Compensation Committee intends to continue to manage SMI's executive compensation program in a manner that is intended to preserve federal income tax deductions. However, the Compensation Committee also must approach executive compensation in a manner which will attract, motivate and retain key personnel whose performance increases the value of the Company. Accordingly, the Compensation Committee may from time to time exercise its discretion to award compensation that may not be deductible under Section 162(m) of the Code when in its judgment such award would be in the interests of the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based upon such review and discussions, recommended to the Board that the Compensation Discussion and Analysis be included in SMI's Annual Report on Form 10-K and Proxy Statement on Schedule 14A.

Compensation Committee
Tom E. Smith, Chairman
Mark M. Gambill
James P. Holden
Robert L. Rewey

2011 SUMMARY COMPENSATION TABLE

The following table sets forth compensation paid by or on behalf of SMI to the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer for services rendered during the fiscal years ended December 31, 2009, 2010 and 2011:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
O. Bruton Smith, Chairman and Chief Executive Officer	2011	600,000	–	–	–	1,368,000	–	1,968,000
	2010	600,000	–	–	–	1,176,000	–	1,776,000
	2009	600,000	–	–	–	1,108,000	–	1,708,800
Marcus G. Smith, President and Chief Operating Officer	2011	550,000	–	399,000	–	836,000	13,941	1,798,941
	2010	550,000	–	341,176	–	718,667	12,483	1,622,326
	2009	550,000	–	170,632	–	677,600	8,622	1,406,854
William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer	2011	500,000	–	399,000	–	760,000	8,330	1,667,330
	2010	500,000	–	341,176	–	653,333	7,946	1,502,455
	2009	500,000	–	115,685	–	616,000	7,668	1,239,353

(1) Stock Awards were granted pursuant to the 2004 Stock Incentive Plan. The amounts for Stock Awards reflect the grant date fair value of such awards computed in accordance with FASB ASC Topic 718. See Note 11 to the Consolidated Financial Statements in the Company's 2011 Annual Report on Form 10-K for additional information concerning this plan.

(2) Amounts shown are non-equity incentive compensation payments made pursuant to the Company's Incentive Compensation Plan earned in the year specified and paid in the first quarter of the following year.

(3) Includes the Company's match to the 401(k) Plan and the Company's contribution to employee benefit plans available to all employees. The aggregate amount of perquisites received in each of 2009, 2010 and 2011 did not exceed $10,000 for any named executive officer.

2011 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding all individual grants of plan-based awards granted to named executive officers for the fiscal year ending December 31, 2011:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($)
O. Bruton Smith, Chairman and Chief Executive Officer	3/10/2011	900,000	1,800,000	–	–	–	–	–
Marcus G. Smith, President and Chief Operating Officer	3/10/2011	550,000	1,100,000	–	17,500	35,000	–	399,000
William R. Brooks, Vice Chairman, Chief Financial Officer, and Treasurer	3/10/2011	500,000	1,000,000	–	17,500	35,000	–	399,000

(1) Amounts earned for 2011 are set forth in the Summary Compensation Table. Awards were made in accordance with the Company's Incentive Compensation Plan.

(2) The Stock Awards were adjusted on March 7, 2012, based on final certification of performance targets, to the following amounts: Mr. Marcus G. Smith from 35,000 restricted stock units to 26,600 restricted stock units (to be settled in shares of Common Stock), and Mr. William R. Brooks from 35,000 to 26,600 shares of restricted stock. Stock Awards were made in accordance with the 2004 Stock Incentive Plan.

2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by named executive officers at the end of the fiscal year ending December 31, 2011:

	Option Awards			Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
O. Bruton Smith, Chairman and Chief Executive Officer	–	–	–	–	–
Marcus G. Smith, President and Chief Operating Officer	10,000	26.36	12/11/2012	62,565	959,121
	20,000	29.64	12/09/2013		
	95,000	37.00	12/08/2014		
	10,000	38.97	12/07/2015		
	20,000	39.13	12/05/2016		
William R. Brooks, Vice Chairman, Vice Chairman, Chief Financial Officer and Treasurer	21,250	26.36	12/11/2012	62,565	959,121
	20,000	29.64	12/09/2013		
	95,000	37.00	12/08/2014		
	10,000	38.97	12/07/2015		
	20,000	39.13	12/05/2016		

(1) Includes (a) 12,320 shares of unvested restricted stock granted to Mr. Brooks, which vested on March 11, 2012, subject to the terms and conditions of the 2004 Stock Incentive Plan; (b) 12,320 restricted stock units granted to Mr. Smith, which must be settled in shares of Common Stock and which vest on April 21, 2012, subject to the terms and conditions of the 2004 Stock Incentive Plan; (c) 15,245 shares of unvested restricted stock granted to Mr. Brooks, of which 7,622 vested on March 11, 2012, and 7,623 vests on March 11, 2013, subject to the terms and conditions of the 2004 Stock Incentive Plan; (d) 15,245 restricted stock units granted to Mr. Smith, which must be settled in shares of Common Stock, of which 7,622 vested on March 11, 2012, and 7,623 vests on March 11, 2013, subject to the terms and conditions of the 2004 Stock Incentive Plan; (e) 35,000 shares of unvested restricted stock granted to Mr. Brooks, of which one-third vested on March 10, 2012, one-third vests on March 10, 2013 and one-third vests on March 10, 2014; and (f) 35,000 restricted stock units granted to Mr. Smith, which must be settled in shares of Common Stock, and of which one-third vested on March 10, 2012, one-third vests on March 10, 2013, and one-third vests on March 10, 2014. The awards of 35,000 performance-based restricted stock units to Mr. Smith and 35,000 shares of restricted stock to Mr. Brooks were adjusted on March 7, 2012 based on the final certification of performance targets for 2011 from 35,000 to 26,600 restricted stock units for Mr. Smith to be settled in shares of Common Stock and 26,600 shares of restricted stock for Mr. Brooks.

(2) Market value based on the December 30, 2011 closing market price of the Common Stock of $15.33.

2011 OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding each vesting of restricted stock and restricted stock units during the fiscal year ended December 31, 2011.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
O. Bruton Smith, Chairman and Chief Executive Officer	–	–
Marcus G. Smith, President and Chief Operating Officer	14,230	216,571
William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer	14,230	216,571

2011 DIRECTOR COMPENSATION

The following table sets forth the compensation of the Company's non-employee directors for services rendered in 2011. Directors who are also employees of the Company do not receive compensation (other than their compensation as employees of the Company) for their service on the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[5]	Total ($)
Mark M. Gambill[1]	65,500	59,949	125,449
James P. Holden[2]	63,500	59,949	123,449
Robert L. Rewey[3]	58,000	59,949	117,949
Tom E. Smith[4]	70,000	59,949	129,949

(1) As of December 31, 2011, Mr. Gambill held options to acquire 60,000 shares of Common Stock and 3,889 shares of restricted stock.

(2) As of December 31, 2011, Mr. Holden held options to acquire 40,000 shares of Common Stock and 3,889 shares of restricted stock.

(3) As of December 31, 2011, Mr. Rewey held options to acquire 50,000 shares of Common Stock and 3,889 shares of restricted stock.

(4) As of December 31, 2011, Mr. Smith held options to acquire 60,000 shares of Common Stock and 3,889 shares of restricted stock.

(5) Stock Awards were made pursuant to the Company's 2008 Formula Restricted Stock Plan for Non-Employee Directors (the "Formula Plan") on April 21, 2011. The amounts for Stock Awards reflect the aggregate grant date fair value of such awards computed in accordance with FASB ASC Topic 718.

Members of the Board who are not employees of the Company receive automatic annual grants of restricted stock under the Formula Plan. The annual grant of restricted stock is made on the first business day following the Company's annual meeting of stockholders. The number of restricted shares of Common Stock granted to an eligible non-employee director is determined by dividing $60,000 by the average closing price of Common Stock on the NYSE for the twenty trading days immediately preceding the grant date rounded up to the nearest whole share. Subject to the director's continued service on the Board, the restricted stock will vest in full on the first anniversary of the grant date or, if earlier, the day before the next annual meeting of stockholders following the grant date. For additional information concerning the Formula Plan, see the "Proposal 2 – Approval of the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors, Amended and Restated as of April 17, 2012" section of this Proxy Statement and Note 11 to the Consolidated Financial Statements in the Company's 2011 Annual Report on Form 10-K. There is a proposal for stockholder approval at the Annual Meeting that the number of restricted shares of Common Stock granted to an eligible non-employee director be determined by dividing $75,000 by the average closing price of Common Stock on the NYSE for the twenty trading days immediately preceding the grant date rounded up to the nearest whole share.

In fiscal 2011, each non-employee director also received (i) an annual cash retainer of $30,000, (ii) $1,500 for each Board and committee meeting attended, and (iii) an annual cash retainer of $10,000 to each respective Chairman of the Audit Committee, Compensation Committee, and the Lead Independent Director. The Chairman of the Nominating/Corporate Governance Committee received an annual cash retainer of $5,000. The Company also reimburses all directors for their expenses incurred in connection with their activities as directors of SMI. For fiscal 2012 the annual retainer paid to each non-employee director was increased to $50,000.

TRANSACTIONS WITH RELATED PERSONS

It is the Company's policy, as set forth in its Corporate Governance Guidelines, to have the Audit Committee review and approve related person transactions for conflicts of interest. In its review, the Audit Committee considers whether a particular transaction is in the best interests of the Company, whether the transaction is on economic terms no less favorable than could be obtained in an arm's-length transaction with an unrelated third party, and the materiality of the interest to the related person.

Before July 2002, the Company made loans to, paid certain expenses on behalf of, and obtained certain services from Sonic Financial, a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer, for various corporate purposes. Also, the Company and Sonic Financial currently share various expenses in the ordinary course of business. At December 31, 2011 and as of the Record Date, the Company had approximately $4.1 million, including accrued interest, due from Sonic Financial. In 2011, the amounts due from Sonic Financial were reduced by net amounts owed to Sonic Financial by SMI with respect to a shared services arrangement net of accrued interest by $358,000. The largest amount outstanding in 2011 and as of the Record Date was $4.4 million at January 1, 2011. The amount owed by Sonic Financial bears interest at 1% over prime and is payable on demand. Pursuant to the shared services arrangement, Sonic Financial provides administrative services to the Company, and further provides the Company access to the use of airplanes for Company business travel.

Sonic Financial made several loans and cash advances to AMS prior to 1996 for the AMS acquisition and other expenses. Such loans and advances stood at $2.6 million at December 31, 2011. Of this amount, approximately $1.8 million bears interest at 3.83% and the remainder at 1% over prime.

U.S. Legend Cars International, Inc. ("US Legend Cars"), SMISC Holdings, Inc. ("SMI Properties") and Oil-Chem Research Corporation ("Oil-Chem") are wholly owned subsidiaries of the Company, each of whom lease office and warehouse facilities from Chartown, an affiliate of the Company through common ownership by the Company's Chairman and Chief Executive Officer, under annually renewable lease agreements. Rent expense for US Legend Cars, SMI Properties and Oil-Chem in 2011 approximated $244,000, $241,000 and $69,000, respectively. At December 31, 2011, amounts owed to Chartown were de minimis. The leases contain terms more favorable to the Company than would be obtained from unaffiliated third parties. The economic terms of the leases were based on several factors, including projected earnings capacity of US Legend Cars, SMI Properties and Oil-Chem, the quality, age, condition and location of the facilities and rent paid for comparable commercial properties.

Oil-Chem sells zMAX micro-lubricant® product to certain SAI dealerships for resale to service customers of the dealerships in the ordinary course of business. SAI is a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer. Total purchases from Oil-Chem by SAI dealerships approximated $1.5 million in 2011. At December 31, 2011, associated amounts due from SAI totaled approximately $161,000. Various SMI subsidiaries purchased new and used vehicles for employee use from certain subsidiary dealerships of SAI in 2011 for an aggregate of approximately $270,000. Amounts due to and from SAI dealerships were de minimis.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires SMI's officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and changes in ownership with the SEC. Additionally, SEC rules require that SMI identify any individuals for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To SMI's knowledge, based solely on a review of reports furnished to it, all Section 16(a) filing requirements applicable to its officers, directors and more than 10% beneficial owners were complied with on a timely basis in 2011.

EXPENSES OF SOLICITATION

The Company pays the cost of proxy solicitation, including the cost of assembling and mailing this Proxy Statement and the enclosed materials. In addition to mailings, proxies may be solicited personally, by telephone or electronically, by corporate officers and employees of the Company, who will not receive additional compensation for such efforts. The Company intends to request brokers and banks holding stock in their names or in the names of nominees to forward proxies to customers owning such stock, where applicable, and will reimburse them for their reasonable expenses of forwarding proxy materials to customers.

DEADLINES FOR 2013 STOCKHOLDER PROPOSALS

For stockholder proposals intended to be presented at the 2013 Annual Meeting of Stockholders to be eligible for inclusion in the Company's proxy statement and the form of proxy for such meeting, they must be received by the Company at its principal executive offices no later than November 21, 2012.

Regarding stockholder proposals intended to be presented at the 2013 Annual Meeting of Stockholders but not included in the Company's proxy statement, stockholders must give SMI advance notice of their proposals to be considered timely under the

Company's Bylaws. The Bylaws state that written notice of such proposals must be delivered to the principal executive offices of SMI (i) in the case of an annual meeting that occurs within 30 days of the anniversary of the 2012 Annual Meeting of Stockholders, not less than 60 days nor more than 90 days prior to such anniversary date and (ii) in the case of an annual meeting called for a date not within 30 days before or after the anniversary date of the 2012 Annual Meeting of Stockholders, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made, whichever occurs first. All such proposals for which timely notice is not received in the manner described above will be ruled out of order at the meeting resulting in the proposal's underlying business not being eligible for transaction at the meeting.

OTHER MATTERS

In the event that any matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders should properly come before and be considered at the Annual Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

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SPEEDWAY MOTORSPORTS, INC.
2008 FORMULA RESTRICTED STOCK PLAN
FOR NON-EMPLOYEE DIRECTORS
AMENDED AND RESTATED AS OF FEBRUARY 22, 2011

ARTICLE 1. PURPOSE AND EFFECTIVE DATE

1.1 Purpose of the Plan. The purpose of the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors Amended and Restated as of February 22, 2011 (the "Plan") is to promote the interests of the Company and its stockholders by providing Non-Employee Directors with an ownership interest in the Company in order to more closely align their interests with those of the Company's stockholders and to enhance the Company's ability to attract and retain highly qualified Non-Employee Directors. The Plan is intended to constitute a "formula plan" within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act and shall be construed accordingly.

1.2 Effective Date. The Plan has been established effective upon its adoption by the Board of Directors on February 22, 2011, subject to the requisite approval of the Company's stockholders at the 2012 Annual Meeting of Stockholders.

ARTICLE 2. DEFINITIONS

2.1 Definitions. As used in the Plan, the following capitalized terms shall have the meanings set forth below:

(a) "Average Market Value" means the average of the closing sale price of the Common Stock on the principal securities exchange on which the Common Stock is then traded for the twenty (20) trading days immediately preceding the Grant Date.

(b) "Board" or "Board of Directors" means the Board of Directors of the Company.

(c) "Change in Control" means any of the following events:

(i) the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50.1% or more of either (A) the then outstanding shares of the Common Stock of the Company (the "Outstanding Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that, Person shall not include any person who, on the effective date of the Plan, beneficially owns 12.0% or more of the Company's outstanding securities, and provided further, that the following transactions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company; or (4) any acquisition by an entity pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (iii) of this Section 2.1(c); or

(ii) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this subparagraph (ii), any individual who becomes a member of the Board subsequent to the beginning of the two-year period whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but provided further, that any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act, including any successor to such Rule), or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board, shall not be so considered as a member of the Incumbent Board; or

(iii) the approval by the stockholders of the Company of a merger, reorganization or consolidation or a sale or other disposition of all or substantially all of the assets of the Company (each, a "Corporate Transaction") or, if consummation of such Corporate Transaction is subject, at the time of such approval by the stockholders of the Company, to the consent of any governmental agency, the obtaining of such consent (either explicitly or implicitly by consummation), unless, following such Corporate Transaction (A) all or substantially all of the individuals and entities who are the beneficial owners of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50.1% of the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation or other Person which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be; (B) no Person (other than the Company, any employee benefit plan (or related trust) of the Company, or any such corporation resulting from the Corporate Transaction, or to the extent applicable as described in (A) above, the parent company thereof) beneficially owns, directly or indirectly, 12.0% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction; and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction (or to the extent applicable as described in (A) above, the parent company thereof) were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor act thereto.

(e) "Committee" means the Board, constituted as a committee composed of all Directors other than the Non-Employee Directors.

(e) "Common Stock" means the common stock of the Company, par value $0.01 per share.

(f) "Company" means Speedway Motorsports, Inc., a Delaware corporation, or any successor thereto.

(g) "Director" means a member of the Board of Directors.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

(i) "Grant Date" means the date on which a grant of Restricted Stock is made to a Non-Employee Director pursuant to Section 6.1.

(j) "Non-Employee Director" means a member of the Board of Directors who is not an employee of the Company or any of its Subsidiaries.

(k) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

(l) "Plan" means this Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors, as amended from time to time.

(m) "Restricted Stock" means Common Stock granted to Non-Employee Directors pursuant to Article 6, which Common Stock is nontransferable and subject to a substantial risk of forfeiture.

(n) "Restricted Stock Award" means a grant of Restricted Stock.

(o) "Subsidiary" means a corporation, partnership, limited liability company, joint venture or other entity in which the Company directly or indirectly controls more than fifty percent (50%) of the voting power or equity or profits interests.

ARTICLE 3. ADMINISTRATION

Subject to the provisions of the Plan, the Committee shall have full and exclusive power to administer the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend or waive rules and regulations for the Plan's administration; and to delegate ministerial administrative responsibilities under the Plan. All determinations, decisions and interpretations made by the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding on all parties, including Non-Employee Directors, the Company, the Company's stockholders, and any other interested persons.

ARTICLE 4. STOCK SUBJECT TO THE PLAN

4.1 Stock Available Under the Plan. Subject to adjustments as provided in Section 4.2, the aggregate number of shares of Common Stock that may be issued in connection with Restricted Stock Awards granted under the Plan is Two-hundred Fifty Thousand (250,000) shares. Shares of Common Stock issued under the Plan may be shares of original issuance, shares held in the treasury of the Company or shares purchased in the open market or otherwise. Shares of Common Stock covered by Restricted Stock Awards which are forfeited or canceled for any reason shall be available for further grants under the Plan.

4.2 Adjustments. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting the Common Stock, equitable adjustments or substitutions, as applicable, shall be made by the Committee to (a) the maximum number and kind of shares that may be issued under the Plan as set forth in Section 4.1, and (b) the number and kind of shares that are subject to then outstanding Restricted Stock Awards. Notwithstanding the foregoing, the Committee, in its discretion, shall make such adjustments as are necessary to eliminate fractional shares that may result from any adjustments made pursuant hereto. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock covered by an outstanding Restricted Stock Award.

ARTICLE 5. PARTICIPATION

Each Non-Employee Director shall be eligible to receive Restricted Stock Awards as described below in Article 6 during his or her tenure as a Non-Employee Director.

ARTICLE 6. FORMULA GRANTS OF RESTRICTED STOCK

6.1 Formula Grants of Restricted Stock. Subject to the terms of the Plan, Restricted Stock shall be granted to Non-Employee Directors automatically and without further action of the Board of Directors or the Committee as follows:

(a) Annual Grants. On the first business day following each annual meeting of the Company's stockholders beginning with the 2012 Annual Meeting of Stockholders, each Non-Employee Director who is then a member of the Board shall receive a grant of Restricted Stock consisting of that number of shares that equals $75,000 divided by the Average Market Value of the Common Stock as of the Grant Date, rounded up to the nearest whole share. The Restricted Stock shall vest in full on the earlier of (i) the first anniversary of the Grant Date or (ii) the day before the next annual meeting of the Company's stockholders following the Grant Date. Vesting on any such date is subject to continued service as a Director (whether or not in the capacity of a Non-Employee Director) through such date.

(b) Interim Grants to New Non-Employee Directors. If a Non-Employee Director initially becomes a member of the Board during a calendar year but after the annual meeting of the Company's stockholders has been held for such year, the Non-Employee Director shall receive a grant of Restricted Stock, effective as of the date of such initial appointment to the Board, consisting of that number of shares that equals $75,000 divided by the Average Market Value of the Common Stock as of the Grant Date, rounded up to the nearest whole share. The shares covered by such grant of Restricted Stock shall vest in full on the first anniversary of the Grant Date. Vesting on such date is subject to continued service as a Director (whether or not in the capacity of a Non-Employee Director) through such date.

6.2 Nontransferability. The shares of Restricted Stock may not be sold, assigned, conveyed, pledged, exchanged, hypothecated, alienated or otherwise disposed of or transferred in any manner to the extent they remain unvested.

6.3 Termination of Service. In the event that a Director's service on the Board terminates for any reason, all shares of Restricted Stock not vested at the time of such termination shall be immediately and automatically forfeited by such Director.

6.4 Change in Control. Notwithstanding any other provision of the Plan, all outstanding shares of Restricted Stock shall be deemed vested upon a Change in Control.

6.5 Stockholder Rights. Except as otherwise provided by the Plan, a Non-Employee Director who has been granted Restricted Stock shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends, if and when declared by the Board of Directors. With respect to any shares of Restricted Stock received as a result of adjustments under Section 4.2 hereof and also any shares of Common Stock that result from dividends declared on the Common Stock, the Non-Employee Director shall have the same rights and privileges, and be subject to the same restrictions, as apply generally to Restricted Stock under the Plan.

6.6 Award Agreement. Each grant of Restricted Stock shall be evidenced by an award agreement executed by the Non-Employee Director and the Company that contains the Grant Date of the Restricted Stock and the other terms and conditions applicable thereto.

6.7 Issuance of Restricted Stock/Stock Certificates. A grant of Restricted Stock may be evidenced in such manner as the Company shall deem appropriate, including without limitation, book-entry registration or the issuance of a stock certificate (or certificates) representing the number of shares of Restricted Stock granted to the Non-Employee Director, containing such legends as the Company deems appropriate and held in custody by the Company or on its behalf, in which case the grant of Restricted Stock shall be accompanied by appropriate stop-transfer instructions to the transfer agent for the Common Stock, until the restrictions lapse and the shares of Restricted Stock become vested. The Company may require the Director to deliver to the Company a stock power, endorsed in blank, relating to the shares of Restricted Stock to be held in custody by or for the Company.

ARTICLE 7. AMENDMENT, SUSPENSION AND TERMINATION

The Committee may at any time, and from time to time, amend, suspend or terminate the Plan in whole or in part; provided, that no amendment, suspension or termination shall be effective unless approved by the stockholders of the Company (a) to the extent stockholder approval is necessary to satisfy the applicable requirements of the Exchange Act or Rule 16b-3 thereunder, any New York Stock Exchange, Nasdaq or securities exchange listing requirements or any other law or regulation; or (b) to the extent the Committee determines, in its discretion, that stockholder approval is desirable even if such stockholder approval is not expressly required by the Plan or applicable law or regulation. Unless sooner terminated by the Committee, the Plan shall terminate ten years from the date the Plan is adopted by the Board. No further Restricted Stock Awards may be granted after the termination of the Plan, but the Plan shall remain effective with respect to any then outstanding Restricted Stock Awards. Except as otherwise provided herein, no amendment, suspension or termination of the Plan shall adversely affect in any material way the rights of a Non-Employee Director under any outstanding Restricted Stock Award without the Non-Employee Director's consent. Notwithstanding the foregoing, it is intended that this Plan and all Restricted Stock Awards granted hereunder be exempt from the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee may amend the Plan or the terms of any outstanding Restricted Stock Award in any respect it deems necessary or advisable to comply with applicable law, including, but not limited to, Section 409A of the Code and applicable regulations and guidance thereunder and/or to prevent this Plan and any such Restricted Stock Award from being subject to Section 409A of the Code, without obtaining the individual consent of any Non-Employee Director who holds an outstanding Restricted Stock Award.

ARTICLE 8. TAX MATTERS

8.1 Withholding. To the extent applicable, a Director that has received a Restricted Stock Award under this Plan shall pay or make provision for payment to the Company the amount necessary to satisfy any federal, state or local withholding requirements applicable to any taxable event arising in connection with the Restricted Stock Award. The determination of the withholding amounts due in such event shall be made by the Company and shall be binding upon the Director. The Company shall not be required to deliver any shares of Common Stock unless the Director has made acceptable arrangements to satisfy any such withholding requirements. Notwithstanding the foregoing, nothing in this Section shall be construed to impose on the Company a duty to withhold where applicable law does not require such withholding.

8.2 Section 83(b) Election. If a Non-Employee Director makes an election pursuant to Section 83(b) of the Code with respect to Restricted Stock, the Non-Employee Director shall be required to promptly file a copy of such election with the Company as required under Section 83(b) of the Code.

ARTICLE 9. GENERAL PROVISIONS

9.1 Restrictions on Stock Ownership/Legends. The Board, in its discretion, may establish guidelines applicable to the ownership of any shares of Common Stock acquired under this Plan as it may deem desirable or advisable, including, but not limited to, time-based or other restrictions on transferability regardless of whether or not the Common Stock is otherwise vested. All stock certificates representing shares of Common Stock issued pursuant to this Plan shall be subject to such stock transfer orders and other restrictions as the Board may deem advisable and the Board may cause any such certificates to have legends affixed thereto to make appropriate references to any applicable restrictions.

9.2 No Guarantee of Continued or Future Service on the Board. Nothing in the Plan or any award agreement shall be construed to confer upon any Director any right to continued or future service on the Board of Directors.

9.3 Unfunded Plan. To the extent that any person acquires a right to receive Common Stock under the Plan, such right shall be only contractual in nature unsecured by any assets of the Company or a Subsidiary. Neither the Company nor any Subsidiary shall be required to segregate any specific funds, assets or other property with respect to any Restricted Stock Awards under this Plan. With respect to receipt of Common Stock, a Director (and any person claiming through him) shall have only the status of an unsecured general creditor of the Company.

9.4 Requirements of Law. The granting of Restricted Stock Awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. To the extent applicable, the Plan is intended to comply with all provisions of Rule 16b-3 or any successor rule under the Exchange Act, unless determined otherwise by the Board.

9.5 Approvals and Listing. The Company shall not be required to grant any Restricted Stock Awards or issue any certificate or certificates for shares of Common Stock under the Plan prior to (a) obtaining any required approval from the stockholders of the Company; (b) obtaining any approval from any governmental agency which the Company shall, in its discretion, determine to be necessary or advisable; (c) the admission of such shares of Common Stock to listing on any national securities exchange on which the Company's Common Stock may be listed; and (d) the completion of any registration or other qualification of such shares of Common Stock under any state or federal law or ruling or regulation of any governmental body which the Company shall, in its sole discretion, determine to be necessary or advisable. The Company may require that any Non-Employee Director granted a Restricted Stock Award hereunder make such representations and agreements and furnish such information as it deems appropriate to assure compliance with the foregoing or any other applicable legal requirement. Notwithstanding the foregoing, the Company shall not be obligated at any time to file or maintain a registration statement under the Securities Act of 1933, as amended, or to effect similar compliance under any applicable state laws with respect to the Common Stock that may be issued pursuant to this Plan.

9.6 Other Corporate Actions. Nothing contained in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, but not by way of limitation, the right of the Company to adopt other compensation arrangements or the right of the Company to authorize any adjustment, reclassification, reorganization, or other change in its capital or business structure, any merger or consolidation of the Company, the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its business or assets.

9.7 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein shall also include the feminine, and the plural shall include the singular and the singular shall include the plural.

9.8 Severability. The invalidity or unenforceability of any particular provision of this Plan shall not affect the other provisions hereof, and the Committee may elect in its discretion to construe such invalid or unenforceable provision in a manner which conforms to applicable law or as if such provision was omitted.

9.9 Governing Law. To the extent not preempted by federal law, the Plan, and all award agreements hereunder, shall be construed in accordance with and governed by the laws of the State of North Carolina (excluding the principles of conflict of law thereof).

SPEEDWAY MOTORSPORTS, INC.
INCENTIVE COMPENSATION PLAN

Amended and Restated as of February 21, 2012

SECTION 1. PURPOSES

The purpose of the Speedway Motorsports, Inc. Incentive Compensation Plan is to provide incentives to highly-qualified executives and other key employees in an effort to motivate them to continue service with the Company, devote their best efforts to the Company and improve the Company's economic performance, thus enhancing the value of the Company for the benefit of shareholders. The Plan also is intended to serve as a qualified performance-based compensation program for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and preserve the Company's tax deduction for compensation paid under the Plan to Covered Employees.

SECTION 2. DEFINITIONS

Throughout this Plan, when capitalized the following terms shall have the respective meanings set forth below:

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time. Reference to any section of the Code shall be deemed to include reference to applicable regulations or other authoritative guidance thereunder, and any amendments or successor provisions to such section, regulations or guidance.

(c) "Committee" shall mean the Compensation Committee of the Board or a Subcommittee thereof, provided that the Committee shall consist of two or more members each of whom is an outside director within the meaning of Section 162(m) of the Code.

(d) "Company" shall mean Speedway Motorsports, Inc., a corporation organized under the laws of the State of Delaware, or any successor.

(e) "Covered Employee" shall mean "covered employee" within the meaning of Section 162(m)(3) of the Code.

(f) "Incentive Award" shall mean a cash incentive compensation award granted pursuant to the Plan, the payment of which shall be contingent upon the attainment of Performance Goals with respect to a Performance Period.

(g) "Participant" shall mean an executive officer or other key employee of the Company or one of its Subsidiaries who is selected by the Committee to participate in the Plan.

(h) "Performance Goals" shall mean the criteria and objectives that must be met during the Performance Period as a condition of the Participant's receipt of payment with respect to an Incentive Award, as described in Section 5 hereof.

(i) "Performance Period" shall mean the period designated by the Committee during which the Performance Goals with respect to a particular Participant will be measured.

(j) "Plan" shall mean this Speedway Motorsports, Inc. Incentive Compensation Plan, as amended from time to time.

(k) "Subsidiary" shall mean any subsidiary or other business organization in which the Company owns, directly or indirectly, more than 50% of the voting power, stock or capital interest.

SECTION 3. ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to the provisions of the Plan, to administer the Plan and to exercise all of the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Incentive Awards; to determine the persons to whom and the time or times at which Incentive Awards shall be granted; to determine the terms, conditions, restrictions, Performance Period and Performance Goals relating to any Incentive Award; to adjust compensation payable upon attainment of Performance Goals (subject to the limitations of the Plan); to construe and interpret the Plan and any Incentive Awards; to determine all questions arising under the Plan or any Incentive Award; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations and take all other actions deemed necessary or advisable for the administration of the Plan.

All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan through any Participant) and any shareholder.

No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Incentive Award granted hereunder.

SECTION 4. ELIGIBILITY

Executive officers of the Company and key employees of the Company and its Subsidiaries who are designated by the Committee may participate in the Plan.

In determining the persons who may participate in the Plan, the Committee may take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan. The fact that an executive officer or key employee has been designated to participate in the Plan for one Performance Period does not assure that such person will be eligible to participate in any subsequent Performance Period.

SECTION 5. INCENTIVE AWARDS AND PERFORMANCE GOALS

(a) In General. The Committee shall establish in writing for each Participant the applicable Performance Period, the amount of or method for determining the Incentive Award for such Participant with respect to such Performance Period, the Performance Goal(s) that must be achieved in order for the Participant to receive an Incentive Award under the Plan (which may include the establishment of a target Incentive Award) with respect to such Performance Period, and any other conditions that the Committee deems appropriate and consistent with the Plan, and in the case of Covered Employees, with the requirements for performance-based compensation under Section 162(m) of the Code. All of the foregoing must be established in writing by the Committee within ninety (90) days after the beginning of the Performance Period (or, if earlier, by the date on which twenty-five percent (25%) of the Performance Period has elapsed), provided that achievement of the Performance Goals must be substantially uncertain at the time they are established.

(b) Performance Goals. The Committee shall establish one or more Performance Goals for each Participant that are objectively determinable (i.e., such that a third party with knowledge of the relevant facts could determine whether the goals have been met). Such Performance Goals shall be based on one or more of the following, as determined in the sole discretion of the Committee: stock price; earnings per share; net earnings; operating or other earnings; gross or net profits; revenues; net cash flow; net income or operating income; financial return ratios; stockholder return; return on equity; return on investment; return on net assets; reduction of debt; debt rating; debt to equity ratio; debt to capitalization ratio; consummation of debt offerings; consummation of equity offerings; sales; expense reduction levels; growth in assets or sales; share count reduction; or strategic business objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets, or goals relating to acquisitions or divestitures. Performance Goals may be expressed by reference to (i) one or more divisions, business units, Subsidiaries or other entities in which the Company has a significant ownership interest (provided, that a Performance Goal related to any such entity would satisfy the requirements for performance-based compensation under Section 162(m) of the Code); (ii) the Company and/or its Subsidiaries as a whole, or (iii) any combination of the foregoing. Performance Goals also may be expressed by reference to the Participant's individual performance with respect to any of the foregoing criteria. Performance Goals may be expressed in such form as the Committee shall determine, including either in absolute or relative terms (including, but not by way of limitation, by relative comparison to other companies or other external measures), in percentages, in terms of growth over time or otherwise, provided that the Performance Goals meet the requirements hereunder. Performance Goals need not be based upon an increase or positive result under one of the above criteria and could include, for example, maintaining the status quo or the limitation of economic losses (measured in such case by reference to the specific criteria). Performance Goals may provide for determination either before or after taxes and for the inclusion or exclusion of items such as (A) asset write-downs or impairment charges; (B) the effect of unusual or extraordinary charges or income items or other events, including acquisitions or dispositions of businesses or assets, restructurings, reductions in force, refinancing/restructuring of short term and/or long term debt, or extraordinary non-recurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year; (C) litigation or claim expenses, judgments or settlements, or (D) changes in accounting principles or tax laws or other laws or provisions affecting reported results. The Performance Goals established by the Committee can be particular to a Participant and/or different each Performance Period. The Committee also may establish subjective Performance Goals for Participants, provided that for Covered Employees, the subjective Performance Goals may be used only to reduce, and not increase, the Incentive Award otherwise payable under the Plan.

(c) Incentive Awards. In accordance with subparagraph (a) above, the Committee must establish in writing the amount of or method for calculating a Participant's potential Incentive Award for each Performance Period. The potential Incentive Award must be expressed in terms of an objective formula or standard, and may be stated in terms of a specific dollar amount, a percentage of salary, a percentage of the applicable criteria underlying the specified Performance Goal(s) (or a percentage thereof in excess of a threshold amount), or otherwise. The foregoing also may be expressed in the form of a range, pursuant to which the amount of the actual Incentive Award may vary depending upon the extent to which the Performance Goals for the Performance Period have been attained. The Committee also may establish a Participant's potential Incentive Award as a percentage of a bonus pool; provided, however, that the amount of the bonus pool (or the formula for determining the amount of the bonus pool) shall be established in accordance with the requirements of this Section 5 and that the sum of the individual maximum percentages of the bonus pool that each Participant potentially could receive shall not exceed 100%.

The formula or standard for determining the actual amount of the Incentive Award must be such that a third party having knowledge of the extent to which the Performance Goals have been attained could calculate the amount to be paid to the Participant. However, the Committee may, in its discretion, reduce or eliminate the amount payable to any Participant (including a Covered Employee), in each case based upon such factors as the Committee may deem relevant, but the Committee shall not increase the amount payable to any Covered Employee in a manner that would cause the Incentive Award to fail to qualify as performance-based compensation under Section 162(m) of the Code.

Notwithstanding any other provision of the Plan, the maximum amount payable with respect to an Incentive Award under this Plan during any calendar year to any one Participant shall not exceed $10,000,000.

(d) Payment of Incentive Awards.

(i) Conditions on Payment. Payment of an Incentive Award shall be made to a Participant for a particular Performance Period only if: (A) the Committee has certified in writing that extent to which the applicable Performance Goals and any other material terms of the Incentive Award have been achieved or exceeded, and (B) except as otherwise set forth below in Section 5(d)(ii), the Participant remains employed by the Company or one of its Subsidiaries until the date of payment of the Incentive Award (or, alternatively, on the last day of the Performance Period, if the Committee shall have substituted such alternative requirement for such Participant at the time it established the Performance Goals for such Performance Period).

(ii) Termination of Employment. A Participant shall not be entitled to payment of an Incentive Award if the Participant does not remain continuously employed by the Company or one its Subsidiaries until the date of payment of such Incentive Award pursuant to Section 5(d)(iii)(A) below (or, alternatively, on the last day of the Performance Period, if the Committee shall have substituted such alternative requirement for such Participant at the time it established the Performance Goals for such Performance Period). Notwithstanding the foregoing, unless the Committee provides otherwise, in the event a Participant's employment terminates due to his or her death or disability, the Participant (or his or her estate or the persons to whom the right to payment under this Plan passes by will or the laws of descent and distribution) shall be eligible to receive the prorated amount of the Incentive Award for which the Participant otherwise would have been eligible based upon the portion of the Performance Period during which he or she was so employed so long as the Performance Goals are subsequently achieved. Payment of such prorated Incentive Award shall be made in accordance with the terms of Sections 5(d)(iii) and (iv).

(iii) Timing of Payment.

(A) Following the end of the Performance Period, any payment with respect to an Incentive Award shall be made pursuant to this Plan as soon as administratively practicable following the Committee's certification in accordance with Section 5(d)(i) above; provided, that any such payment shall be made between January 1 and March 15 of the calendar year following the calendar year in which the Performance Period ends.

(B) To the extent that payment of any Incentive Award may be deferred under a nonqualified deferred compensation plan established by the Company, the terms of such nonqualified deferred compensation plan shall govern such deferral, provided that such plan and any related deferral elections comply with Section 409A of the Code.

(iv) Form of Payment. Payment of each Participant's Incentive Award for a Performance Period shall be made in cash (or its equivalent) in a lump sum, subject to applicable tax and other withholding.

SECTION 6. WITHHOLDING TAXES

The Company or Subsidiary employing any Participant shall have the right to deduct from all cash payments made pursuant to the Plan any and all federal, state and local taxes or other amounts required by law to be withheld.

SECTION 7. MISCELLANEOUS PROVISIONS

(a) Compliance with Legal Requirements. The Plan and the granting of Incentive Awards, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) No Right To Continued Employment. Nothing in the Plan or in any Incentive Award shall confer upon any Participant the right to continue in the employ of the Company or any of its Subsidiaries or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company or Subsidiary to terminate such Participant's employment at any time for any reason.

(c) Participant Rights. No person shall have any claim or right to be granted any Incentive Award under the Plan, and there is no obligation for uniformity of treatment among Participants.

(d) Unfunded Status of Incentive Awards. The Plan is intended to constitute an "unfunded" plan for incentive compensation. Payments shall be made solely from the general assets of the Company and its Subsidiaries. With respect to any payments for which a Participant may be eligible pursuant to an Incentive Award, nothing contained in the Plan or any Incentive Award shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

(e) No Transferability of Rights. A Participant's rights and interests under the Plan may not be assigned, pledged, transferred or made subject to any lien, either directly or by operation of law or otherwise (except for a transfer by will or the laws of descent and distribution in the event of a Participant's death), including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner.

(f) Governing Law. The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of North Carolina without giving effect to the choice of law principles thereof, except to the extent that such law is preempted by federal law.

(g) Other Compensation Plans. Nothing contained in this Plan shall prevent, or be construed to limit the authority of, the Company or the Committee from establishing other or additional compensation arrangements, including an arrangement not intended to meet the requirements for performance-based compensation under Section 162(m) of the Code.

(h) Other Corporate Actions. Nothing contained in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, but not by way of limitation, the right of the Company to authorize any adjustment, reclassification, reorganization, or other change in its capital or business structure, any merger or consolidation of the Company, the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its business or assets.

(i) Successors. All obligations of the Company under the Plan with respect to Incentive Awards granted hereunder shall be binding on any successor of the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise of all or substantially all of the business and/or assets of the Company or other transaction.

SECTION 8. EFFECTIVE DATE

The Plan was effective upon its adoption by the Board on February 14, 2007, subject to the requisite approval of the shareholders of the Company at the 2007 Annual Meeting of Stockholders which was obtained on April 18, 2007. The Plan subsequently was amended by the Committee on December 2, 2008. This amendment and restatement of the Plan was adopted by the Committee on February 21, 2012.

SECTION 9. AMENDMENT AND TERMINATION OF THE PLAN

The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that any amendment that requires stockholder approval in order for the Plan to satisfy the requirements for performance-based compensation under Section 162(m) of the Code shall be subject to approval by the requisite vote of the shareholders of the Company. No amendment shall adversely affect any of the rights of any Participant, without such Participant's consent, under any Incentive Award theretofore granted under the Plan. Notwithstanding the foregoing, the Board or the Committee may amend the Plan or any Incentive Award in any respect it deems necessary or advisable to comply with applicable law, including but not limited to Section 409A of the Code and applicable rules and regulations thereunder, without obtaining a Participant's consent.

SECTION 10. REAPPROVAL OF PLAN

The Plan must be resubmitted to the shareholders of the Company as necessary to enable the Plan and Incentive Awards to qualify as performance-based compensation under Section 162(m) of the Code. As of the time of the Plan's adoption, Section 162(m) requires that the shareholders reapprove the Plan no later than the first shareholder meeting that occurs in the fifth year following the year in which the shareholders previously approved the Plan.

SECTION 11. INTENT WITH RESPECT TO CODE SECTION 409A

It is the general intent of the Company that neither this Plan nor any Incentive Awards hereunder be subject to Section 409A of the Code. Notwithstanding the foregoing, to the extent that any Incentive Awards hereunder may constitute nonqualified deferred compensation within the meaning of Section 409A of the Code, the Company intends that such Incentive Awards shall comply with Section 409A of the Code, and the Committee shall determine and interpret the terms of any such Incentive Awards consistent with such intent. To the extent an Incentive Award does not provide for a deferral of compensation (within the meaning of Section 409A of the Code), but may be deferred under a nonqualified deferred compensation plan established by the Company, the terms of such nonqualified deferred compensation plan shall govern such deferral, and to the extent necessary, are incorporated herein by reference. Notwithstanding the foregoing, the Company does not guarantee to any Participant (or any other person with an interest in an Incentive Award) that the Plan or any Incentive Award hereunder complies with or is exempt from Section 409A, and shall not indemnify or hold harmless any Participant or any third-party from any tax consequences arising under or in connection with Section 409A of the Code.

SECTION 12. INTENT TO COMPLY WITH CODE SECTION 162(M)

It is the intent of the Company that the Plan and Incentive Awards under the Plan for Covered Employees comply with the requirements for performance-based compensation under Section 162(m) of the Code, to the extent applicable, and all provisions hereof shall be construed in a manner to so comply. To the extent that any legal requirement of Section 162(m) of the Code as set forth in the Plan shall be modified or ceases to be required under Section 162(m) of the Code, the Committee may determine that such provision shall be correspondingly modified or cease to apply, as the case may be.

Received SEC

MAR 2 3 2012

Washington, DC 20549

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-13582

Speedway Motorsports, Inc.

(Exact name of Registrant as Specified in its charter)

Delaware	51 - 0363307
(State or other jurisdiction of incorporation or organization)	(IRS employer identification no.)

5555 Concord Parkway South
Concord, North Carolina 28027
(704) 455-3239

(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
$.01 Par Value Common Stock	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $176,084,603 based upon the closing sales price of the registrant's common stock on June 30, 2011 of $14.18 per share. At March 1, 2012, 41,430,484 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held April 17, 2012 are incorporated by reference into Part III of this report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

The following discussion and analysis should be read along with the Consolidated Financial Statements, including the accompanying Notes, appearing later in this report. This Annual Report on Form 10-K may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Such forward-looking statements may include (i) statements that reflect projections or expectations of the Company's future financial or economic performance; (ii) statements that are not historical information; (iii) statements of the Company's beliefs, intentions, objectives, plans, and strategies for future operations, including, but not limited to, those contained in "Legal Proceedings", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Quantitative and Qualitative Disclosures About Market Risk"; (iv) statements relating to the Company's operations or activities, including revenues, costs and margins for 2012 and beyond; and (v) statements relating to the Company's future capital expenditures, hosting of races, broadcasting and other media rights, dividends, common stock repurchases, sponsorships, financing needs and costs, merchandising joint ventures, discontinued oil and gas activities, and legal proceedings and other contingencies. Words such as "anticipates", "approximates", "believes", "could", "estimates", "expects", "hopes", "intends", "likely", "may", "objectives", "plans", "possible", "projects", "seeks", "should", and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. Many of these risks and uncertainties are beyond our control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, include those discussed in this Annual Report on Form 10-K, Item 1A "Risk Factors" and any subsequent Quarterly Reports on Form 10-Q or other forms we may file with the Securities and Exchange Commission (SEC). Forward-looking statements included in this report are based on information available to the Company as of the date filed, and the Company assumes no obligation to update any such forward-looking information contained in this report.

The Company's website is located at *www.speedwaymotorsports.com*. The Company makes available free of charge, through its website, the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other reports filed or furnished pursuant to Section 13(a) or 15(d) under the Exchange Act. These reports are available as soon as reasonably practicable after those materials are electronically filed with the SEC. The Company's SEC filings are publicly available at the SEC's website at *www.sec.gov*. You may also read and copy any document the Company files with the SEC at its Public Reference Facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the Public Reference Room operations by calling the SEC at 1-800-SEC-0330. The Company posts on its website the charters of the Company's Audit, Compensation and Nominating/Corporate Governance Committees; Corporate Governance Guidelines, Code of Business Conduct and Ethics, and any amendments or waivers thereto; and certain corporate governance materials stipulated by SEC or New York Stock Exchange (NYSE) regulations. Please note that the Company's website is provided as an inactive textual reference only. Information provided on the Company's website is not part of this report, and is not incorporated by reference unless otherwise specifically referenced as such in this report. The documents are also available in print, free of charge, to any requesting shareholder by contacting the Company's corporate secretary at its company offices.

PART I

ITEM 1. BUSINESS

Speedway Motorsports, Inc. (the "Company", "SMI", "we", "us", and "our") is a leading promoter, marketer and sponsor of motorsports activities in the United States. We own and operate, through our subsidiaries, Atlanta Motor Speedway ("AMS"), Bristol Motor Speedway ("BMS"), Charlotte Motor Speedway ("CMS"), Infineon Raceway (formerly known as Sears Point Raceway) ("IR"), Kentucky Speedway ("KyS"), Las Vegas Motor Speedway ("LVMS"), New Hampshire Motor Speedway ("NHMS") and Texas Motor Speedway ("TMS"). We also provide souvenir merchandising services, and food, beverage and hospitality catering services through our SMI Properties subsidiaries; provide radio programming, production and distribution through our Performance Racing Network ("PRN") subsidiary; develop electronic media promotional programming and distribute wholesale and retail racing and other sports-related souvenir merchandise and apparel through The Source International ("TSI") subsidiary; and manufacture and distribute smaller-scale, modified racing cars and parts through our US Legend Cars International subsidiary (formerly known as 600 Racing) ("US Legend Cars" or "Legends Cars"). Our equally-owned joint venture with International Speedway Corporation ("ISC"), Motorsports Authentics ("MA"), produces and markets licensed motorsports products for principally trackside event souvenir merchandising. We own eight first-class racing facilities in four of the top ten media markets in the United States. References to "our" or "eight" speedways in historical information exclude North Wilkesboro Speedway, Inc. ("NWS"), which we also own and presently has no significant operations. SMI was incorporated in the State of Delaware in 1994.

We currently plan to promote the following racing events in 2012:

- thirteen National Association for Stock Car Auto Racing, Inc. ("NASCAR")-sanctioned Sprint Cup Series ("Sprint Cup") stock car racing events
- eleven NASCAR-sanctioned Nationwide Series ("Nationwide") racing events
- eight NASCAR-sanctioned Camping World Truck Series racing events
- four NASCAR-sanctioned K&N Pro Series racing events
- two IndyCar Series ("IndyCar") racing events
- six major National Hot Rod Association ("NHRA") racing events
- three World of Outlaws ("WOO") racing events
- one American Motorcyclist Association ("AMA") racing event
- several other races and events

RECENT DEVELOPMENTS

Listed below are certain developments that have affected or may continue to affect our business. These developments are further discussed in the indicated sections, and elsewhere, within this report:

- General factors and current operating trends, including ongoing uncertainty due to weak economic conditions, high fuel prices, high unemployment and tight credit and volatile financial markets (discussed in Item 1A "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Near-term Operating Factors")
- Annual NASCAR Sprint Cup race date realigned from Atlanta Motor Speedway to Kentucky Speedway in 2011
- Reduced 2011 and future interest costs from issuance of 6¾% Senior Notes, Credit Facility amendment and restatement, and early redemption of 6¾% Senior Subordinated Notes (discussed in Item 1A "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity" and Note 6 to the Consolidated Financial Statements)
- We believe sizable 2011 television rating increases for NASCAR Sprint Cup and Nationwide Series racing events bode well for renewal of the eight-year NASCAR broadcasting rights agreement (discussed in "Industry Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Future Liquidity")

GENERAL OVERVIEW

Our speedways are strategically positioned in eight premier markets in the United States, including four of the top ten media markets. We have one of the largest total permanent speedway seating capacities, with the highest average number of seats per facility, in the motorsports industry. At December 31, 2011, our total permanent seating capacity of approximately 900,000, with 832 luxury suites, was located at the following facilities:

Speedway	Location	Approx Acreage	Length of Primary Speedway (miles)	Luxury Suites(1)	Permanent Seating(2)	Media Market and Ranking
Atlanta Motor Speedway	Hampton, GA	820	1.5	123	98,000	Atlanta – 9
Bristol Motor Speedway	Bristol, TN	670	0.5	196	158,000	Tri-Cities – 96
Charlotte Motor Speedway	Concord, NC	1,310	1.5	113	134,000	Charlotte – 25
Infineon Raceway	Sonoma, CA	1,600	2.5	27	47,000(3)	San Francisco – 6
Kentucky Speedway	Sparta, KY	960	1.5	39	107,000(4)	Cincinnati – 35
Las Vegas Motor Speedway	Las Vegas, NV	1,030	1.5	102	123,000	Las Vegas – 40
New Hampshire Motor Speedway	Loudon, NH	1,180	1.1	38	96,000	Boston – 7
Texas Motor Speedway	Fort Worth, TX	1,490	1.5	194	137,000	Dallas-Fort Worth – 5
				832	900,000	

(1) Excluding dragway and dirt track suites.
(2) Including seats in luxury suites and excluding infield admission, temporary seats, general admission, and dragway and dirt track seats.
(3) IR's permanent seating capacity is supplemented by temporary and other general admission seating arrangements along its 2.52-mile road course.
(4) KyS's permanent seating capacity was significantly increased along with hosting a new annual NASCAR Sprint Cup race event beginning in 2011.

We derive revenues principally from the following activities:

- licensing of network television, cable television and radio rights to broadcast racing events
- sales of tickets to motorsports races and other events held at our speedways
- sales of sponsorships and promotions to companies that desire to advertise or sell their products or services surrounding our events
- commissions earned on sales of food, beverages and hospitality catering
- event sales and commissions from motorsports souvenir merchandise
- rental of luxury suites during events and other track facilities
- sales of smaller-scale, modified racing cars and parts

We also provide products and services related to motorsports, including (i) radio motorsports programming, production and distribution, (ii) food, beverage and hospitality catering services (through a third-party concessionaire), (iii) electronic media promotional programming, and (iv) wholesale and retail racing and other sports-related souvenir merchandise and apparel.

In 2011, we derived approximately 83% of our total revenues from NASCAR-sanctioned events. We also derived revenue from IndyCar, NHRA, WOO, and other racing series events, from certain SMI Properties and TSI non-event merchandising operations, US Legend Cars, The Speedway Clubs at CMS and TMS, Oil-Chem, and Racing Country USA. See Note 1 to the Consolidated Financial Statements for additional information on these businesses and activities.

Eight-year NASCAR Broadcasting and Multi-year Ancillary Rights Agreements – Broadcasting revenues continue to be a significant long-term revenue source for our core business. A substantial portion of our profit in recent years has resulted from television revenues received from NASCAR contracts with various television networks. The NASCAR domestic television broadcast rights agreements are combined eight-year agreements with FOX, ABC/ESPN, TNT and SPEED Channel for all NASCAR Sprint Cup, Nationwide and Camping World Truck Series events for 2008 through 2014. NASCAR announced these agreements have an approximate $4.5 billion contract period value, representing approximately $560 million in gross average annual rights fees for the industry and a 40% increase over the former contract annual average of $400 million. This eight-year NASCAR broadcasting rights agreement provides us with increases in annual contracted revenues through 2014 averaging 3% per year. Our 2011 NASCAR broadcasting revenues totaled approximately $185 million and, based on the current race schedule, these contracted revenues for 2012 are expected to approximate $193 million.

Management believes these broadcast and ancillary rights contracts have long-term strategic benefits. For instance, cable broadcasters can support a higher investment through subscriber fees not available to networks, which is resulting in increased rights fees for sports properties. We believe the retention of both cable and network broadcasters helps increase long-term fan and media awareness for all three NASCAR racing series, as well as corporate marketing appeal. Also, NASCAR ratings can impact attendance at our events and sponsorship opportunities. ESPN has a reported subscriber base of approximately 100 million homes and can attract large numbers of younger viewers. For example, ESPN broadcasts most of ABC's and ESPN's portfolio of NASCAR Sprint Cup and Nationwide series events, providing broad marketing continuity and exposure to wide demographic audiences. We believe ESPN's and Speed Channel's involvement is benefitting the Nationwide and Camping World Truck Series, respectively, from the improved continuity of their season-long broadcasting presence. We also believe that motorsports in general benefits from increased ancillary programming and nightly and weekly NASCAR-branded programming and promotions, similar to what ESPN provides for other major sports. See our "Industry Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity" below for related information on these broadcasting and ancillary rights agreements. We believe the increasingly strong broadcast ratings, desirable and widening demographic audiences, along with other favorable viewership characteristics, bode well for NASCAR's upcoming broadcast media rights renegotiations.

Our Long-term, Multi-year Contracted Revenues Are Significant – Much of our total revenue is generated under long-term, multi-year contracts, including the eight-year NASCAR television broadcast agreement. All of our NASCAR Sprint Cup, and most of our Nationwide and Camping World Truck event sponsorships for the 2012 racing season, and for years beyond 2012, are already sold. Also, we have contracted revenues under several long-term operating leases for various office, warehouse and industrial park space, and driving school activities with entities largely involved in motorsports. We believe attractive demographics surround motorsports, and that our premier markets and first class facilities continue to provide substantial opportunities for increasing our number of longer-term sponsorship partners and commitments. The substantial revenue generated under such long-term contracts helps significantly solidify our financial strength, earnings and cash flows and stabilize our financial resilience and profitability during difficult economic conditions.

Our Revenues Are More Diversified – We have a diversified revenue stream with respect to both our revenue sources and geography. In 1998, admission revenues accounted for 47% of our total revenues, while NASCAR broadcasting revenues represented only 9% of our total revenues. Since then, we have successfully shifted to a more stable revenue base by increasing our contracted NASCAR broadcasting revenue. In 2011, admissions, NASCAR broadcasting and other event related revenues accounted for 26%, 37% and 32% of our total revenues, respectively. During that period, our event related revenue streams such as sponsorship and other promotional revenues, radio broadcasting, and suite and track rentals, have grown proportionally through corporate partners involved in many different industries. Also, our eight speedway facilities are strategically positioned in the West, Northeast, Southeast, Midwest and Southwest United States. We believe this diversification better insulates our revenues and profitability from negative economic and geopolitical conditions, as well as unfavorable weather conditions in any one particular market or region of the country.

INDUSTRY OVERVIEW

NASCAR's Sprint Cup Series is currently the most popular form of motorsports in the United States. The NASCAR racing season runs for 10 months, visits 21 states across the country, and frequently attracts more than 100,000 fans at each Sprint Cup Series racing event. Races are generally heavily promoted, with a number of supporting weekend events surrounding the main event, for a total weekend experience. In 2011, NASCAR sanctioned 98 Sprint Cup, Nationwide and Camping World Truck Series races, including the "Chase for the NASCAR Sprint Cup", a ten race "playoff" to determine the NASCAR Sprint Cup Champion. NASCAR races are the second highest rated regular- season televised sport and are broadcast weekly in more than 20 languages and 150 countries around the world.

Corporate interest in the sport has been significantly driven by the attractive demographics of stock car and other motorsports racing fans. Brand loyalty (as measured by fan usage of sponsors' products) is the highest among major US sports. Many Fortune 500 companies choose NASCAR-sanctioned events as part of their marketing strategy, and are involved in all aspects of the industry through event entitlement rights, official status designations and direct sponsorship of racing teams. According to the 2011 release of Scarborough Research, 47% of NASCAR fans are between ages 18 and 44, 54% earn over $50,000 annually, 40% have children under age 18, 37% are female, and one out of five is a minority. Over 70 million unique viewers watched a NASCAR Sprint Cup Series event in 2011, and with the highest percentage of female viewers of any major sport.

In 2011, television viewership for all three NASCAR series showed favorable increases, with strong increases among males ages 18-34. The NASCAR Sprint Cup Series continued its position as the number two regular-season sport on television, and was the number one or two sporting event on television 21 out of 33 point event weekends. The NASCAR Nationwide Series was the second, and the NASCAR Camping World Truck Series was the third, highest rated motorsports series on network television and cable television, respectively. The 2012 season marks the sixth year of NASCAR's domestic television rights agreement with FOX, TNT, ABC and ESPN. We believe the television broadcasting agreement provides substantial opportunities for further increasing the popularity of NASCAR racing through exposure to a widening demographic audience. We believe the NASCAR broadcasting rights packages are significantly increasing media intensity, while expanding sponsorship, merchandising and other marketing opportunities. We also believe our ancillary rights for internet, specialty pay-per-view, foreign distribution and other international television broadcasting media provide substantial long-term opportunities for intensifying corporate and fan interest and creating increased demand for racing and related merchandising in foreign, e-commerce and other untapped markets.

NASCAR, from time to time, makes refinements to racing rules, technical changes and other adjustments to enhance on-track racing competition and excitement and generate additional fan interest. In recent years, those refinements have included, among others, "double-file restarts", changing from rear wings to spoilers on certain "Car of Tomorrow" models, earlier and consistent race start times, new qualifying procedures, multiple attempts at finishing races under the "green flag", and relaxing on-track rules and regulations. In 2011, NASCAR simplified the Sprint Cup series points system and introduced "wild card" eligibility to the Chase for the Sprint Cup to place greater emphasis on winning races. NASCAR also changed the rules of participation so that race drivers can now compete for championship points in only one of NASCAR's Sprint Cup, Nationwide or Camping World Truck Series. These changes give additional points and benefits for winning races and are intended to make racing more competitive during the entire season.

For 2012, NASCAR introduced electronic fuel injection for the Sprint Cup Series and implemented competition rules designed to restore "pack racing" at restrictor plate speedways. Also, female race driver Danica Patrick now competes in the Sprint Cup Series, representing one of the many sizeable and largely untapped demographics in NASCAR racing. In 2013, car manufacturers Chevrolet, Toyota, Dodge and Ford will bring brand identity back to "stock car" racing with the introduction of re-styled Sprint Cup cars. Our corporate and other customers are increasingly involved in diversified non-motorsports industries, demonstrating the high marketing value of financial involvement and sponsorship in NASCAR and other motorsports racing. We believe these expanding marketing demographics, the intensifying media coverage, as well as the industry's ongoing focus on enhancing NASCAR racing competition, provide us and NASCAR with many long-term marketing and future growth opportunities.

OPERATING STRATEGY

We believe the attractiveness of the demographics surrounding motorsports, and SMI's first-class facilities in premier geographic markets, is illustrated by our history of large numbers of longer-term sponsorship partners and commitments. These long-term agreements illustrate the broad spectrum of major national corporate sponsorship interest, and the long-term confidence and marketing value placed in our leading-edge facilities in premium markets.

Our operating strategy is to increase revenues and profitability through the promotion and production of racing and related events at modern facilities, which serves to enhance customer loyalty, and to market and distribute racing and other sports-related souvenir, apparel and other merchandise. We market our scheduled events throughout the year both regionally and nationally using extensive and innovative marketing activities. In particular, we are concentrating on further developing long-term contracted revenue streams, which are less susceptible to weather and economic conditions. The key components of this strategy are described below. We believe our objectives of growing revenues and profitability can be achieved by increasing attendance, broadcasting, sponsorship and other revenues at existing facilities, and by expanding our promotional and marketing expertise to take advantage of opportunities in attractive existing and new markets. Those factors, along with high media intensity and enhanced on-track competition, are expected to drive increases in fan appeal and the long-term value of our sponsorship and other marketing rights.

Commitment to Quality and Customer Satisfaction, and Expansion and Improvement of Existing Facilities – Since the 1970's, we have embarked upon a series of capital improvements to continually improve the race experience enjoyed by our fans, sponsors, team owners and drivers, media and others attending and involved in racing and other motorsports activities that we conduct. Over many years, we have invested significant capital in improving and expanding our facilities. We plan to continue modernizing and making other significant improvements at our speedways as further described in "Management's Discussion and Analysis of

Financial Condition and Results of Operations – Capital Expenditures". As of December 31, 2011, our total permanent speedway seating capacity approximated 900,000, including 832 luxury suites.

Some of our more significant capital improvements in recent years include:
- installation of the world's largest high-definition video board at CMS
- reconstructing, reprofiling and resurfacing track surfaces at our speedway facilities
- construction and expansion of additional premium, permanent grandstand seating
- modernized and expanded camping areas
- high-end motor coach parking areas at superspeedways
- new luxury suites, club-style seating areas and food courts
- first-class trackside dining and entertainment facilities
- progressive media centers and infield garage areas and other facilities
- wider concourses, modern concession and restroom facilities, and expanded pedestrian infrastructure
- reconfigured and expanded parking areas and on-site roadways, and revamped traffic patterns for better traffic flow

Over many years, we significantly increased the number of permanent grandstand seats and luxury suites, featuring outstanding views, new stadium-style terrace sections, convenient elevator access, popular food courts and unique mezzanine level souvenir, concessions and restroom facilities for enhanced spectator enjoyment, convenience and accessibility. From 1996 through 2011, we reconfigured many of our main entranceways and traffic patterns, expanded on-site roads and increased available parking to ease congestion and improve traffic flow. Lighting is installed at all SMI speedways, except IR and NHMS, so that we can offer nighttime racing. We also installed "SAFER" crash walls at all SMI speedways, except IR, to help improve the safety of race drivers and others using our facilities. The banking of several of our speedways has been reprofiled and resurfaced to offer our fans the increased excitement inherent in high-bank racing. From time to time, we have widened the permanent seating at certain speedways to enhance the entertainment experience for our fans while attending our events. We continue to make many other facility improvements, all consistent with our commitment to quality and customer satisfaction.

We have modernized our gift shops to increase fan appeal and expand our marketing opportunities, and expanded our camping and RV facilities to meet the growing demand from fans who seek that entertainment experience surrounding our events. We have built extensive infield media centers, garage and entertainment facilities with leading-edge technology infrastructure and access for increased appeal to media content providers, sports journalists, racing team owners and drivers, race fans and others involved in motorsports. Our leading-edge facilities also feature new scoreboards, underground pedestrian tunnels, and hillside terrace seats, among many other modernizing improvements. Other customer service enhancements include new entertainment, administrative and other marketing facilities as part of our ongoing efforts to attract fans, corporate and other clientele, and provide enhanced facility comfort and entertainment value for the benefit of our spectators. We have built or reconstructed our dragstrips at BMS, CMS, IR and LVMS, which feature modern, innovative facilities with permanent grandstand seating, luxury suites and extensive fan amenities.

In 2008, we opened our revolutionary zMAX Dragway at Charlotte Motor Speedway. This leading edge facility features a unique "four lane" racing configuration, with almost 30,000 premium permanent seats, 31 luxury suites and upscale food and beverage concession areas. We believe the zMAX Dragway is currently the finest facility in drag racing, and appeals to an expanding customer base of fans, racing competitors, and advertisers. In 2009, we completed construction of high-end exclusive RV parking and campground areas at CMS and TMS, featuring upscale amenities and outstanding views of the entire superspeedways. We expanded and modernized infield hospitality areas at NHMS, improving sightlines and enhancing the event experience of our corporate and other marketing customers. We also expanded and modernized BMS's infield, race team garage and media center areas. In 2011, as part of our "green initiatives", IR collaborated with Panasonic to install a large number of solar panels and a large, solar-powered LED display board, which helps offset IR's energy needs. We modernized and expanded luxury suites, concessions, hospitality, camping and other areas, and reconfigured on-site roads and expanded available parking for our fans at KyS. Other fan amenities at KyS include high-end permanent seating, new modern camper showers, and a new modern ticket office and gift shop. See Item 2 "Properties" for additional information on capital improvements at each of our speedways.

We have a long-term food and beverage management agreement with Levy Premium Foodservice Limited Partnership ("Levy"). Levy has exclusive rights to provide on-site food, beverage, and hospitality catering services for essentially all events and operations at our speedways and certain outside venues. Levy has renewed the contract for an additional ten-year period through 2021. We believe a consolidated food and beverage services agreement enables us to provide better products and expanded services to our customers, enhancing their overall entertainment experience, while allowing us to achieve substantial operating efficiencies. In addition, such a long-term alliance can facilitate the marketing of luxury suites, hospitality and other high-end venues to corporate and other clientele desiring premium-quality menu choices and service.

Innovative Marketing and Promotional Efforts – We believe it is important to market our scheduled events throughout the year, both regionally and nationally. In addition to innovative television, radio, newspaper and other promotions, we market our events and services by:

- marketing on popular social media websites, and VIP fan clubs and facility access
- offering tours of our facilities
- providing satellite links for media outlets
- internet sites offering "view-from-your-seat" capabilities
- marketing on emerging internet sites with motorsports news and entertainment
- proprietary radio network promotions
- conducting direct mail campaigns and e-mail "blasts"
- staging pre-race promotional activities such as live music, military aircraft flyovers and displays, skydivers and daredevil stunts

Our marketing program also includes soliciting prospective event sponsors. Sponsorship provisions for a typical NASCAR-sanctioned event include luxury suite rentals, block ticket sales and company-catered hospitality, as well as souvenir race program and track signage advertising. We are continually searching for new and innovative promotional campaigns to foster attendance by families, particularly those with younger children and teenagers. We are also increasingly investing in social media advertising and web-based applications to attract younger fans, and offer contemporary interactive digital and enhanced entertainment. Our innovative marketing is exemplified by progressive programs such as offering Preferred Seat Licenses at TMS, and now at KyS. TMS promotes a popular "No Limits" marketing campaign, including entertainment parties for season tickets holders and other guests in their infield garage area. In an industry-leading first, we collaborated with Panasonic to install the world's largest high-definition video board at CMS in 2011. We believe this leading edge technology transforms the race experience for our fans, and helps attract younger and new fans, providing viewing entertainment that cannot be duplicated at home or other venues. We also believe the high visibility as the world's largest high-definition video board, along with accompanying media attention, provides us and our current and prospective corporate marketing partners with new and long-term promotional opportunities.

The modern media centers at BMS, CMS and LVMS have leading-edge technology infrastructure and access for increased appeal to media content providers, sports journalists, racing team owners and drivers and others involved in motorsports. The "Neon Garage" built at LVMS is one of the most modern and extensive infield media centers, garage and fan-zone entertainment facilities in motorsports. LVMS's "Neon Garage" continues to receive favorable media attention and is a desirable focal place for racing drivers, team owners and others involved in motorsports during major racing events. BMS operates a modern expansive gift shop and ticket office adjoining contemporary entertainment, administrative and other marketing facilities that attracts and entertains fans and corporate clientele. These customer service enhancements are part of our ongoing efforts to attract fans, corporate and other clientele, and provide enhanced facility comfort and entertainment value for the benefit of our spectators.

Our facilities include The Speedway Club at CMS and The Speedway Club at TMS, both featuring exclusive dining and entertainment facilities and executive offices adjoining the main grandstands and overlooking the superspeedways. These VIP clubs are open year-round and contain first-class restaurant and entertainment facilities, offering top quality catering and corporate meeting accommodations, and TMS includes a health-fitness membership club.

SMI has constructed 46 trackside condominiums at AMS and 76 condominiums at TMS, of which 44 and 72, respectively, have been sold as of December 31, 2011. We also built and sold 52 trackside condominiums at CMS in the 1980's and early 1990's. Many are used by team owners and drivers.

Maximization of Media Exposure and Enhancement of Broadcast and Sponsorship Revenues – We are strategically positioned with eight first-class speedway facilities in the Midwest, Northeast, Southeast, Southwest and Western United States, including four of the nation's top-10 metropolitan markets, with combined seating of approximately 900,000 at December 31, 2011. We believe owning first-class facilities in premium markets offers long-term, highly attractive media markets. We plan to increase the marketing exposure of our current Sprint Cup, Nationwide, Camping World Truck, IndyCar, NHRA, and WOO racing events. We believe the high media attention focused on motorsports provides our sponsors and other corporate marketing partners with outstanding long-term promotional opportunities.

We have speedway facilities strategically positioned in Dallas-Fort Worth, Las Vegas and San Francisco, providing us with critical mass west of the Mississippi River that enhances our overall operations, as well as broadcast and sponsorship opportunities. Our Atlanta, Bristol and Charlotte Motor Speedways are located in the Southeast, which is considered the "heart" of racing. Our purchase of NHMS strategically positions us in the northeastern United States, about one hour north of Boston, in one of the largest media markets in North America. Also, NHMS is the largest sports facility in New England and, according to recent census numbers, there are more than 18 million people within 200 miles of the speedway. The venue is easily accessible via interstate highways from all metro areas in the northeastern United States and eastern Canada. KyS is located approximately one-half hour south of Cincinnati, Ohio, and expands our motorsports business into a desirable, largely untapped market. We intend to capitalize on these top-market entertainment venues to further grow our business, the sport of NASCAR and other racing series.

We also seek to increase the visibility of our racing events and facilities through local and regional media interaction. For example, each January we sponsor a four-day media tour at CMS, and a similar one-day tour at TMS, to promote the upcoming Sprint Cup season. This event features Sprint Cup drivers and attracts media personnel representing television networks and stations from throughout the United States and around the world.

As another example, SMI and top NASCAR drivers have teamed up to conduct "Fan Forums" that are produced by our Performance Racing Network. This fan appeal program includes question-and-answer sessions with NASCAR's top drivers during each NASCAR Sprint Cup race weekend at most of our speedways. We believe this program appeals to our fans and creates additional interest and excitement between fans, drivers and team owners.

From time to time, we sell advertising, fixed billboards and other promotional space on wide areas of backstretch and diminished visibility seating depending on ticket demand for certain events. Management believes this is desirable prime advertising space because those areas are frequently displayed during television broadcasts, in photos and are viewable by large numbers of fans attending our speedways.

Further Development of SMI Properties, Performance Racing Network and US Legend Cars Businesses – Our SMI Properties subsidiaries provide event and non-event souvenir merchandising services, event food, beverage, hospitality and catering services through our Levy relationship, and other ancillary support services to all SMI facilities and other outside sports-related venues. SMI Trackside provides event souvenir merchandising services at our speedways and other NASCAR third-party speedway venues. Notwithstanding recent operating challenges of MA and TSI, we believe opportunities continue to exist for merchandising of motorsports and non-motorsports products. SMI Properties and SMI Trackside are attempting to enhance souvenir and other merchandise sales through expanded product offerings and new marketing arrangements, including sales at non-SMI facilities and other outside venues.

We plan to broadcast most of our NASCAR Sprint Cup and Nationwide Series racing events, as well as many other events, at each of our speedways over our proprietary Performance Racing Network in 2012. PRN is syndicated nationwide to more than 600 radio stations. Along with broadcasting our racing events, PRN produces innovative daily and weekly racing-oriented programs throughout the NASCAR season. We also own Racing Country USA, our national country music and NASCAR-themed radio show syndicated to approximately 285 affiliates nationwide. The combination of PRN's and Racing Country USA's national syndication networks, with Sirius XM Satellite Radio and NASCAR.com, offers sponsors a very powerful and expansive promotional network. We plan to carry additional programming over PRN and Racing Country USA in 2012.

600 Racing was rebranded as US Legend Cars International in 2010, and continues to develop new domestic and overseas markets for distribution of their race cars and parts, including adding dealers in Turkey and Georgia to its network. We developed and are the official sanctioning body of the Legends Circuit. Introduced in 1992, US Legend Cars manufactures and sells the cars

and parts used in Legends Circuit racing events. Legends Cars are 5/8-scale versions of the modified classic sedans and coupes driven by legendary early NASCAR racers, and are designed primarily to race on "short" tracks of 3/8-mile or less. As an extension of the original Legend Cars concept, US Legend Cars also manufactures the "Bandolero", a smaller, lower-priced, entry level stock car which appeals to younger racing enthusiasts, and the faster "Thunder Roadster" race car modeled after older-style roadsters that competed in past Indianapolis 500's in the early 1960's. Recently, US Legend Cars, in collaboration with Ray Evernham Enterprises, a former NASCAR Sprint Cup crew chief and team owner, developed the Legend Dirt Modified race car as a purpose-built dirt race car with more performance, while maintaining affordability. The Legend Dirt Modified is expected to further expand the US Legend Cars market to top dirt tracks around the country. Cars and parts are currently marketed and sold through approximately 50 distributors conducting business throughout the United States, and in Canada, Russia, South Korea, Australia, Turkey, Georgia, South America, Africa and Europe. The Legends Car, the Bandolero, the Legend Dirt Modified and the Thunder Roadster (collectively referred to as "US Legend Cars" or "Legends Cars") are not designed for general road use. Revenues from this business totaled $10.2 million in 2011.

We believe the Legends Car is one of only a few complete race cars manufactured in the United States for a retail price of less than $13,000, and is an affordable entry into racing for enthusiasts who otherwise could not race on an organized circuit. The Legends Circuit, which includes the Legends Car, the Bandolero, the Thunder Roadster, and the Legends Dirt Modified race car, held approximately 2,500 sanctioned races at over 175 different tracks in 2011, making it one of the most active short track racing divisions in motorsports. In addition, the Legends Circuit is the third largest oval short track auto racing sanctioning body in terms of membership behind NASCAR and International Motor Contest Association ("IMCA"). Sanctioned Legends Car races are currently conducted at several of our speedways. We plan to continue broadening the Legends Circuit, increasing the number of sanctioned races and tracks at which races are held. In 2010, Charlotte Motor Speedway hosted a one-of-a-kind, grassroots Legends Circuit event called the "Legends Million". The event featured a total purse of $1.0 million with the A-Main winner taking home an unprecedented $250,000. Several NASCAR and other racing drivers participated which, along with other promotional activities, generated substantial media attention and other favorable publicity for US Legend Cars International.

Increased Daily Usage of Existing Facilities – We constantly seek revenue-producing uses for our speedway facilities on days not committed to racing events. Such other uses include driving schools, track rentals, car and truck shows, Auto Fairs, free-style motocross and monster truck events, vehicle testing, settings for television commercials, concerts, holiday season festivities, print advertisements and motion pictures. We host several NHRA and other bracket racing events throughout the year at our modern BMS, IR, CMS and LVMS dragways, and host a summer Legends Car Series at several of our speedways. Also, AMS hosts several bracket drag racing events throughout the year.

With more than thirteen different track configurations at LVMS, including a 2.5-mile road course, 1/4-mile dragstrip, 1/8-mile dragstrip, 1/2-mile clay oval, 3/8-mile paved oval and several other race courses, we plan to continue capitalizing on LVMS's top market entertainment value to further grow the speedway and other racing series, and to promote new expanded venues. In addition, our larger road courses at AMS, CMS, LVMS, NHMS and TMS are being rented for various activities such as driving schools, series racing and vehicle testing.

CMS and TMS own 4/10-mile, modern, lighted, dirt track facilities where nationally-televised events such as WOO Series, as well as AMA, have been held. Similar other racing events are held annually. Other examples of increased usage include concerts featuring popular bands such as Foreigner and Kansas at NHMS and The Doobie Brothers, REO Speedwagon, Willie Nelson and ZZ Top at TMS, exciting acts such as Robbie Knievel at TMS, the widely popular Disney movie "Cars" premiere at CMS, "Carolina Christmas," a long drive-through Christmas light park and village at CMS to celebrate the holiday season, BMS's holiday season "Speedway In Lights", which is prominent in that region, and AMS and TMS hosting Harley-Davidson's 100th Anniversary Celebrations with top-name musical and family entertainment. CMS hosts annual auto fair shows and TMS hosts annual spring Pate Swap Meets which remain widely popular. Also, LVMS hosts large track rentals used by car manufacturers for rallies and other corporate functions. In 2010, CMS hosted another inaugural annual NHRA-sanctioned Nationals racing event at its unique, four-lane dragway and NHMS conducted a snowmobile racing event. In 2011, LVMS hosted the popular Electric Daisy concert attracting a large number of young fans, and plans to host another concert in 2012. Also, CMS hosted a Cirque Du Soleil entertainment show in 2011. We are working to schedule music concerts and other activities at certain facilities.

Acquisition and Development of Additional Motorsports Facilities – We also consider growth by acquisition and development of motorsports facilities as appropriate opportunities arise. We acquired Bristol Motor Speedway and Infineon Raceway in 1996, Las

Vegas Motor Speedway in 1998, and New Hampshire Motor Speedway and Kentucky Speedway in 2008. In 1997, we completed construction of Texas Motor Speedway. In 2004, we acquired North Carolina Speedway, including NASCAR Sprint Cup and Nationwide Series race event sanctioning and renewal agreements under which TMS continues to conduct those annual events (the speedway facilities were since sold). We continually attempt to locate, acquire, develop and operate venues that we believe are underdeveloped or underutilized, and to capitalize on markets where sponsorship pricing and television rights are more lucrative.

Development of Ancillary Businesses Through Acquisitions, Joint Ventures or Similar Type Arrangements – We look for opportunities to grow our existing, or identify new, ancillary businesses through acquisitions, joint ventures or similar arrangements.

OPERATIONS

Our operations consist principally of motorsports racing and related events, as well as ancillary businesses described herein and in "Non-Event Motorsports Related Merchandise Revenue", "Non-Motorsports Merchandise Revenue", and "Other Revenue" below. See Note 13 to the Consolidated Financial Statements for segment information.

Racing and Related Events

NASCAR-sanctioned races are held annually at each of our speedways. The following are summaries of racing events scheduled in 2012 at each speedway.

- *AMS.* In addition to the major NASCAR-sanctioned races listed below, AMS is scheduled to hold one NASCAR Camping World Truck Series race, as well as several other races and events.

Date	Event	Circuit
September 1	"Atlanta 300"	Nationwide
September 2	"AdvoCare 500"	Sprint Cup

- *BMS.* In addition to the major NASCAR-sanctioned races listed below, BMS is scheduled to hold one NASCAR Camping World Truck Series race, one NHRA Nationals event and one NASCAR K&N Pro Series East race, as well as several other races and events.

Date	Event	Circuit
March 17	"FORD EcoBoost 300"	Nationwide
March 18	"Food City 500"	Sprint Cup
August 24	"Food City 250"	Nationwide
August 25	"IRWIN Tools Night Race"	Sprint Cup

- *CMS.* In addition to the major NASCAR-sanctioned races listed below, CMS is scheduled to hold one NASCAR Camping World Truck Series race, two NHRA Nationals events and two WOO events, as well as several Sports Car Club of America ("SCCA") and other races and events.

Date	Event	Circuit
May 19	"NASCAR Sprint All-Star Race"	Sprint Cup (all-star race)
May 26	"History 300"	Nationwide
May 27	"Coca-Cola 600"	Sprint Cup
October 12	"Dollar General 300"	Nationwide
October 13	"Bank of America 500"	Sprint Cup

- *IR.* In addition to the major NASCAR-sanctioned race listed below, IR is scheduled to hold one IndyCar race, one NHRA Nationals event, one NASCAR K&N Pro Series West race, one AMA, and several SCCA and other racing events.

Date	Event	Circuit
June 24	"Toyota/Save Mart 350"	Sprint Cup

- *KyS.* In addition to the major NASCAR-sanctioned race listed below, KyS is scheduled to hold two NASCAR Camping World Truck Series races, as well as several other races and events.

Date	Event	Circuit
June 29	"Feed the Children 300"	Nationwide
June 30	"Quaker State 400"	Sprint Cup
September 22	"Kentucky 300"	Nationwide

- *LVMS.* In addition to the major NASCAR-sanctioned races listed below, LVMS is scheduled to hold one NASCAR Camping World Truck Series race, two NHRA Nationals events, one NASCAR K&N Pro Series West race and one WOO event, as well as several other races and events.

Date	Event	Circuit
March 10	"Sam's Town 300"	Nationwide
March 11	"Kobalt Tools 400"	Sprint Cup

- *NHMS.* In addition to the major NASCAR-sanctioned races listed below, NHMS is scheduled to hold one NASCAR K&N Pro Series East race, and several SCCA and other races and events.

Date	Event	Circuit
July 14	"New England 200"	Nationwide
July 15	"LENOX Industrial Tools 301"	Sprint Cup
September 23	"SYLVANIA 300"	Sprint Cup

- *TMS.* In addition to the major NASCAR-sanctioned races listed below, TMS is scheduled to hold two NASCAR Camping World Truck Series races, one IndyCar race, and several SCCA and other races and events.

Date	Event	Circuit
April 13	"O'Reilly Auto Parts 300"	Nationwide
April 14	"Samsung Mobile 500"	Sprint Cup
November 3	"O'Reilly Auto Parts Challenge"	Nationwide
November 4	"AAA Texas 500"	Sprint Cup

The following table shows the composition of selected revenues for the three years ended December 31, 2011 (in thousands):

	2011		2010		2009	
Admissions	$130,239	26%	$139,125	28%	$163,087	30%
NASCAR broadcasting	185,394	37%	178,722	36%	173,803	32%
Sponsorships	63,378	12%	63,062	12%	75,476	14%
Other event related	85,256	17%	80,882	16%	87,588	16%
Souvenir and other merchandise	33,677	7%	32,930	7%	42,562	7%
Other	7,901	1%	7,522	1%	8,006	1%
Total revenue	$505,845	100%	$502,243	100%	$550,522	100%

Admissions – Our admissions revenues include ticket sales for all Company events at a wide range of prices. In general, we establish ticket prices based on spectator demand, economic conditions and, at times, cost of living increases. We promote outdoor motorsports events, and weather conditions surrounding these events affect sales of tickets. Although we sell many tickets well in advance of our events, poor weather conditions can have a material effect on our results of operations, particularly because we promote a limited number of premier events.

NASCAR Broadcasting Revenue – We negotiate annual contracts with NASCAR for domestic television station and network broadcast coverage of all of our NASCAR-sanctioned events. NASCAR broadcasting revenue consists of rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at our speedways.

Sponsorship Revenue – Our revenue from corporate sponsorships is received in accordance with negotiated contracts. Sponsors and the terms of sponsorships change from time to time. Sponsorships generally consist of event, official and facility naming rights agreements. We have sponsorship contracts with many major manufacturing and consumer products companies and brands. Other considerations range from "Official" sponsorship designations at our speedways to exclusive advertising and promotional rights in various sponsor product categories. None of our individual sponsorship or naming rights contracts annually exceeded 5% of total revenues in 2011.

Other Event Related Revenue – We derive event related revenue from various marketing agreements for on-site advertising, hospitality and other promotion related activities. Our marketing agreements sometimes include multiple specified elements such as sponsorships, tickets, hospitality, suites or on-site advertising in varying combinations for one or more events or contract periods, although there is typically a predominant element. Our marketing agreements can be event, speedway or period specific, or pertain to multiple events, speedways or years.

We derive event related revenue from commissioned food, beverage and souvenir sales during racing and non-racing events and from fees paid for speedway catered "hospitality" receptions and private parties. Food, beverages and souvenirs are also sold to individual, group, corporate and other customers primarily in concession areas located on or near speedway concourses and other areas surrounding our speedway facilities, and in luxury suites, club-style seating and food court areas located within the speedway facilities.

We also derive revenue from luxury suite and track rentals, driving schools, parking and other event and speedway related activities. As of December 31, 2011, our speedways had a total of approximately 832 luxury suites available for leasing to corporate customers or others. CMS has also constructed 40 open-air boxes, each containing 32 seats, which are rented to corporate customers or others. Our speedways and related facilities are frequently leased to others for use in driving schools, testing, research and development of race cars and racing products, concerts, settings for commercials and motion pictures, and other outdoor events.

We broadcast most of our NASCAR Sprint Cup and Nationwide Series races over our proprietary Performance Racing Network, which also sponsors four weekly racing-oriented programs throughout the NASCAR season. We derive event related revenue from the sale of commercial time on PRN, which is syndicated nationwide. We have negotiated contracts with NASCAR for ancillary broadcasts associated with NASCAR.com, NASCAR Radio, international and other media. None of our individual other event related contracts annually exceeded 5% of total revenues in 2011.

Souvenir and Other Merchandise Revenue – We derive event related revenue from sales of owned motorsports related souvenir merchandise during racing and non-racing events and in our speedway gift shops throughout the year. Souvenir merchandise is sold in concession areas located on or near speedway concourses and other areas surrounding our speedway facilities to individual, group, corporate and other customers. Such revenues are generated primarily from SMI Properties and SMI Trackside event souvenir merchandising for our speedways and third-party speedways. SMI Trackside is a wholly-owned subsidiary of SMI Properties (motorsports event merchandise). We derive other operating revenue from certain SMI Properties, TSI, and Legend Cars operations (non-event, motorsports related merchandise). We also derive other operating revenue from Oil-Chem, which produces an environmentally-friendly micro-lubricant (non-motorsports merchandise).

Other Revenue – We derive other operating revenue from The Speedway Club at CMS and The Speedway Club at TMS (together the "Speedway Clubs") dining and entertainment facilities located at the respective speedways, which serve individual, group, corporate and other clientele. We also derive other operating revenue from leasing of IR's industrial park to individuals, corporate and other customers, including race teams and driving schools, from leasing of office towers located at several of our speedways to motorsports and non-motorsports associated corporate and other customers, TMS oil and gas mineral rights lease revenues, and from the sanctioning of US Legend Cars circuit races.

COMPETITION

We are the leading motorsports promoter in the local and regional markets served by our eight speedways, and compete regionally and nationally with other speedway owners, including ISC, to sponsor events, especially Sprint Cup and Nationwide Series events, and to a lesser extent, other NASCAR, IndyCar, NHRA and WOO sanctioned events. We compete for spectator interest with all forms of professional and amateur spring, summer and fall sports, and with a wide range of other available regional and national entertainment and recreational activities, conducted in and near Atlanta, Boston, Bristol, Charlotte, Dallas-Fort Worth, Las Vegas, Lexington/Louisville/Cincinnati, and San Francisco. These competing events or activities may be held on the same days as our events. We also compete with improving and expanding media coverage and content by network and cable broadcasters, particularly for Sprint Cup and Nationwide Series racing events, along with the ongoing improvements in high-definition television technology.

Successful speedway operations require significant capital investments for new speedway construction, marketing, promotional and operational expertise, and license agreements with NASCAR and other sanctioning bodies. Industry competitors are actively pursuing internal growth and industry consolidation due to the following factors:

- high operating margins
- popular and accessible drivers
- strong fan brand loyalty
- a widening demographic reach
- high appeal to corporate sponsors
- rising broadcast revenues

WEATHER, SEASONALITY AND QUARTERLY RESULTS

We promote outdoor motorsports events. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, among other things. For additional information, see Item 1A "Risk Factor – Bad weather adversely affects the profitability of our motorsports events and postponement or cancellation of major motorsports events could adversely affect us".

See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on seasonality and quarterly results.

EMPLOYEES

As of December 31, 2011, we had approximately 785 full-time and 253 part-time employees. We hire temporary employees and use volunteers to assist during periods of peak attendance at our events. None of our employees are represented by a labor union. We believe we enjoy a good relationship with our employees.

INSURANCE

We maintain property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with insurers we believe to be financially sound. Our insurance policies generally cover accidents that may occur at our speedways, subject to ordinary course deductibles, policy limits and exceptions. As further described below in "Risk Factors", we use a combination of insurance and self-insurance to manage various risks associated with our speedway and other properties, and motorsports events and other business risks. We believe our insurance levels are sufficient for our needs and consistent with insurance maintained by similar companies.

PATENTS AND TRADEMARKS

We have federally registered trademark and/or service mark rights in "Speedway Motorsports," "Atlanta Motor Speedway," "AutoFair," "AvBlend," "Bluegrass Club," "Bristol Motor Speedway," "Charlotte Motor Speedway," "Kentucky Club," "Kentucky Speedway," "Las Vegas Motor Speedway," "New Hampshire Motor Speedway," "Sears Point Raceway," "Thunder Valley Nationals," "Texas Motor Speedway," "TMS," "Legends Cars," "Bandolero," "Atomic Oil," "WBL," "It Soaks Into Metal," "Linkite," "Lenckite," "Micro-Lubricant," "zMAX," "Motorsports by Mail," "The Speedway Club," "Top the Cops," "Diesel 40 – The Engine Conditioner," "Diesel 60 – The Fuel Conditioner," "Diesel 90 – The Gear And Accessory Conditioner," "Fans First", "The Great American Speedway!," "Radio Without a Restrictor Plate," "Seal of Champions, Speedway Motorsports, Inc.," "Speedway World," "The Official Seal of Racing," "Lug Nut," "Sparky," "Live Free & Race!," "zMAX Dragway," "Think Outside The Oval," "U.S. Legend Cars International" and our corporate logos.

Federal trademark and/or service mark registrations are pending with respect to "Let the Troops Race," "Fan Friendly," "Miles of Courage," "Victory Lane Club" and "Wild Asphalt Circus". We own state trademark and/or service mark registrations for "Atlanta Motor Speedway" (Georgia), "AMS" (Georgia), "Texas Motor Speedway" (Texas) and "TMS" (Texas). We have registered trademark rights in the "zMAX" trademark in Australia, Canada, Israel, Mexico, New Zealand, Singapore and the European Union, registered trademark and service mark rights in the "Legends Cars" mark in the European Union and Canada, and registered service mark rights in the "Motorsports by Mail" mark in Japan. We also have six patents related to our Legends Car, Bandolero Car and Thunder Roadster design and technology. Our policy is to protect our intellectual property rights zealously, including use of litigation, to protect their proprietary value in sale and market recognition.

ENVIRONMENTAL MATTERS

Solid waste landfilling has occurred on and around CMS's property for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992. However, there is one landfill at CMS currently being permitted to receive inert debris and waste from land clearing activities ("LCID" landfill), and one LCID landfill that was closed in 1999. Two other LCID landfills on the CMS property were closed in 1994. CMS intends to allow similar LCID landfills to be operated on the CMS property in the future. Prior to 1999, CMS leased a portion of our property to Allied Waste Industries, Inc. ("Allied") for use as a construction and demolition debris landfill (a "C&D" landfill), which received solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but could not receive inert debris, land-clearing debris or yard debris. The CMS C&D landfill is now closed. In addition, Allied owns and operates an active solid waste landfill adjacent to CMS. We believe the active solid waste landfill was constructed in such a manner as to minimize the risk of contamination to surrounding property. Management believes that our operations, including the landfills on our property, comply with all applicable federal, state and local environmental laws and regulations. Management is not aware of any situation related to landfill operations which would have a material adverse effect on our future financial position or results of operations.

Portions of the inactive solid waste landfill areas on the CMS property are subject to a groundwater monitoring program, and data is submitted to the North Carolina Department of Environment and Natural Resources ("DENR"). DENR has noted that data from certain groundwater sampling events have indicated levels of certain regulated compounds that exceed acceptable trigger levels and organic compounds that exceed regulatory groundwater standards. DENR has not required any remedial action by us at this time with respect to this situation. If DENR was to require us to take certain actions in the future, although none are known at this time, those actions could result in us incurring material costs.

ITEM 1A. RISK FACTORS

Set forth below are all material known risks and uncertainties that, if they were to occur, could materially adversely affect our business or cause our actual results to differ materially from results contemplated by forward-looking statements contained in this report or other public statements we may make. Additional risks not currently known to us or that we currently deem immaterial may also impact our business. Shareholders and prospective investors should carefully consider and evaluate all of the risk factors described below. However, many of these factors are beyond our ability to control or foresee, and undue reliance should not be put on forward-looking statements. Risk and other forward-looking factors may or may not ultimately be found correct. These risk factors may change from time to time and may be amended, supplemented, or superseded by updates to the risk factors contained in future periodic reports on Form 10-Q, Form 10-K or other forms we file with the SEC.

The United States and global economic slowdown, ongoing disruptions in the financial markets and geopolitical events, could have a continued significant adverse impact on consumer and corporate spending and our business. Consumer and corporate spending can significantly impact our operating results, and national or local catastrophes, elevated terrorism alerts or natural disasters could have a significant adverse impact on our operating results.

Our business depends on discretionary consumer and corporate spending. The combination of high unemployment, high fuel prices, tight credit markets, difficult residential real estate and mortgage markets, stock market volatility, among other factors, have led to historically low levels of consumer confidence and recessionary conditions. Those economic factors have dampened, and may continue to dampen, consumer and corporate spending, including adversely impacting disposable income and recreational and entertainment spending, resulting in a negative impact on our motorsports and non-motorsports activities. Reduced consumer and corporate spending has, and we believe will continue to, negatively impact admissions, sponsorship, advertising and hospitality spending, concession and souvenir sales demand, luxury suite, and other event related revenue, with related effects on our motorsports and non-motorsports activities and future revenues, profitability and cash flows. Increasing fuel prices, particularly given the elevated geopolitical tensions in the Middle East and other foreign regions, could significantly impact our future results.

While the direction and strength of the United States economy appear to be improving, significant uncertainty remains as to its recovery strength, timing and longevity. Government responses and actions may or may not successfully restore stability to the credit and consumer markets and improve economic conditions in the foreseeable future. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could also lead to higher inflation and higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. Whether or when these economic conditions might improve cannot be determined at this time. Other factors that can affect consumer and corporate spending include hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorist attacks, military actions, air travel concerns, and geopolitical events, as well as various industry and other business conditions. Such factors or incidents, even if not directly impacting us, can disrupt or otherwise adversely impact the financial results, spending sentiment and interest of our present or potential customers. These factors can adversely impact local, regional and national consumer and corporate spending sentiment.

There can be no assurance that government response to the economic slowdown and disruptions in the financial and credit markets will stabilize the economy or financial and credit markets for long periods. These economic conditions might not improve or could worsen and when these conditions may ultimately improve cannot be determined at this time. Each of these aforementioned negative factors, among others, and particularly when combined, may further adversely impact corporate and individual customer spending and have a material adverse impact on our future operating results and growth. There can be no assurance that consumer and corporate spending will not be further adversely impacted by current or unforeseen economic or geopolitical conditions, thereby possibly having a material adverse impact on our future operating results and growth.

As a result of current adverse financial market conditions, investments in some financial instruments may pose risks arising from liquidity and credit concerns. However, we currently have no direct holdings in these higher-risk type instruments and our indirect exposure to these instruments through money market funds or otherwise is believed immaterial. However, we cannot predict future market conditions or market liquidity and can provide no assurance that our current or future investment portfolios, if any, will remain unimpaired.

Bad weather adversely affects the profitability of our motorsports events and postponement or cancellation of major motorsports events could adversely affect us.

We promote outdoor motorsports events. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, driving schools and track rentals, among other things. Although we sell many tickets well in advance of our events, poor weather conditions can have a material effect on our results of operations, particularly because we promote a limited number of premier events. Due to inclement weather conditions, we may be required to move a race event to the next raceable day, which would increase our costs for the event and could negatively impact our walk-up admissions, if any, and food, beverage and souvenir sales. Poor weather can affect current periods as well as successive events in future periods because consumer demand can be affected by the success or experience of past events.

If an event scheduled for one of our facilities is postponed because of weather, national security concerns, natural disasters or other reasons, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from admissions, food, beverage and souvenir sales generated at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues associated with the event, including live broadcast revenues, to the extent such losses were not covered by insurance. If a cancelled event is part of the NASCAR Sprint Cup or Nationwide Series, the amount of money we receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation could be reduced. This would occur if, as a result of the cancellation and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues in excess of amounts scheduled to be paid to the promoter of the cancelled event.

Lack of competitiveness in NASCAR Sprint Cup Series races or closeness of championship points races, the popularity of race car drivers or changes made by NASCAR on conducting, promoting and racing as a series sanctioning body, can significantly impact operating results.

A lack of competitiveness in Sprint Cup Series races or the closeness of the championship points race in any particular racing season can significantly impact our operating results. The number of racing competitors, particularly popular drivers, can affect on-track competition and the appeal of racing. New or changed racing teams could be formed with drivers that generate less fan interest or race less competitively. These and other factors can affect attendance at NASCAR Sprint Cup and Nationwide Series racing events, as well as corporate marketing interest, which can significantly impact our operating results. These and other factors, such as the popularity of race car drivers, can affect attendance, media attention and the promotional marketing appeal for Sprint Cup racing events, as well as other events surrounding the weekends such Sprint Cup races are promoted. There can be no assurance that attendance or other event related revenues will not be adversely impacted by a lack of competitive racing or a close championship points race, or a decline in popularity of one or more race car drivers, in any particular season, thereby possibly impacting our operations and growth.

NASCAR periodically implements new rules or technical and other required changes for race teams and drivers, as well as event promoters, in attempts to increase safety, racing competition and fan and media interest, among other things. For example, NASCAR implemented "double-file restarts", and is planning for car manufacturers Chevrolet, Toyota, Dodge and Ford to bring brand identity back to "stock car" racing with the introduction of re-styled Sprint Cup cars in 2013, in efforts to increase competition on the speedways and generate increased fan interest and new marketing opportunities. These and other new cars, and other periodically implemented changes, may or may not become more successful or popular with fans. Such factors can affect attendance and other event related revenues for our Sprint Cup and Nationwide Series racing events, as well as other events surrounding the weekends such races are promoted. Rule changes can increase operating costs that we may or may not be able to control. There can be no assurance that attendance or other event related revenues or operating costs will not be adversely impacted by sanctioning body changes in any particular season, thereby possibly impacting our operations and growth.

The success of our business depends, in part, on achieving our objectives for strategic acquisitions and dispositions and efficient and successful integration into our operations.

We pursue acquisitions or joint ventures as part of our long-term business strategy. We purchased NHMS in January 2008 for $340.0 million and KyS in December 2008 for $70.8 million. These purchases were funded with available cash and borrowings under the Credit Facility. The purchase of NHMS and KyS and other such transactions may involve significant challenges and risks. For example, the transactions may not advance our business strategy or we may not realize a satisfactory return on our investments. We may experience difficulty integrating new employees, business systems and technology, or management's attention may be diverted from our other businesses or operations. Furthermore, the use of cash or additional borrowings could significantly impact our liquidity, impair our ability to borrow additional funds for other business purposes or cause lowered ratings by credit agencies resulting in higher borrowing costs or increased difficulties borrowing additional amounts, among other things. These factors could adversely affect our future financial condition or operating results.

We may continue to significantly expand and improve our speedway facilities, involving material capital expenditures over several years in amounts or nature that have not yet been determined. Such expenditures may or may not increase our future success and the ability to compete and operate successfully and profitably depends on many factors outside of management's control. Such factors, if significantly negative or unfavorable, could result in possible impairment and other charges that materially adversely affect our future financial condition or results of operations.

Management may from time to time evaluate the potential disposition of assets and businesses that may no longer be in alignment with our strategic direction. For example, in 2007 we sold the majority of assets and all operations of North Carolina Speedway, consisting principally of track rentals, because advancement of our business strategy and the foreseeable returns on investment were not satisfactory. As further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. We may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner or we may dispose of a business at a price or on terms that are less than optimal. In addition, there is a risk that we will sell a business whose subsequent performance exceeds expectations. These factors could adversely affect our future financial condition, operating results or cash flows.

Failure to be awarded a NASCAR event or deterioration in our relationship with NASCAR could adversely affect our profitability.

Our success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for Sprint Cup, Nationwide and Camping World Truck Series races. Each NASCAR event is awarded on an annual basis. Although we believe our relationship with NASCAR is good, nonrenewal of a NASCAR event license would have a material adverse effect on our financial condition and future results of operations. However, we cannot provide assurance that we will continue to obtain NASCAR licenses to sponsor races at our facilities.

At any time, we may evaluate or attempt to realign one or more NASCAR Sprint Cup Series (or other motorsports series) race dates among our multiple track facilities. We obtained approval to realign an annual NASCAR Sprint Cup racing event from AMS to KyS beginning in 2011. Many factors and alternatives must be considered, including the popularity and profitability of various races, the relative seating capacity at each track, alternative uses and revenues for such tracks in the event a race is moved, the costs of any capital expenditures to upgrade or expand facilities, the lead time required to complete any such upgrades or expansion, alternative uses of capital, any existing or potential governmental tax incentives, changing economic conditions at the individual tracks and in the economy as a whole, as well as various other strategic issues.

Failure to obtain NASCAR events for any future additional motorsports facility could have a material adverse effect on us. Similarly, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently or favorably. Different economic or industry conditions or assumptions, changes in projected cash flows or profitability, if significantly negative or unfavorable, or actual race date realignments that differ significantly from those assumed in any impairment evaluation, could have a material adverse effect on the outcome of our impairment evaluations and future financial condition or results of operations.

Relocation of major motorsports events could adversely affect us.

NASCAR has announced it would consider potential track realignment of Sprint Cup Series racing events to desirable, potentially more profitable market venues of speedway operators. While relocation of any Sprint Cup event among our speedways we now own or may own in the future could result in a net increase or decrease in our future operating profitability, long-lived assets of a speedway from where a Sprint Cup racing event may move could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations.

Our NASCAR broadcasting rights revenues are significant and changes could adversely affect our profitability and financial condition.

Our NASCAR broadcasting and, to a lesser degree, ancillary media rights fees revenues are significant multi-year contracted revenue and cash flow sources for us. Any significant adverse changes to such rights fees revenues could adversely impact our results. For example, the first few years of the current eight-year contract, which began in 2007, had total NASCAR broadcasting rights fees for the entire industry that were lower than the 2006 rights fees. However, the current broadcasting contract contains a 40% increase over the former contract annual average. The eight-year NASCAR broadcasting rights agreement expires after 2014, and currently provides us with increases in annual contracted revenues averaging 3% per year. Changes or trends in television broadcast ratings may impact future renewals. Material changes in the media or motorsports industries could result in broadcasting or ancillary media contract renewals different from historical practices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity" for related discussion on likely decreases in ancillary rights revenue in 2012.

Increased costs associated with, and inability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We have a material investment in property and equipment at each of our eight speedway facilities, which are generally located near highly populated cities and which hold motorsports events typically attended by large numbers of fans. These operational, geographical and situational factors, among others, have resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

Our insurance coverage may not be adequate if a catastrophic event occurred or major motorsports events were cancelled and liability for personal injuries and product liability claims could significantly affect our financial condition and results of operations.

While management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should one or multiple catastrophic events occur at or near any of our speedway facilities, or one or more of our major motorsports events were cancelled, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our present coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a material adverse effect on our financial position and future results of operations if our asset damage or liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages. The occurrence of additional national incidents, in particular incidents at sporting events, entertainment or other public venues, may significantly impair our ability to obtain such insurance coverage in the future.

Motorsports can be dangerous to participants and to spectators. We maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss due to liability for personal injuries sustained by persons on our premises in the ordinary course of business. Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

The financial stability of certain insurance companies that provide our insurance coverage could be adversely affected by economic, geopolitical and other events or conditions as further discussed above. In that case, the ability of these insurance companies to pay our potential claims could be impaired, and we might not be able to obtain adequate replacement insurance coverage at a reasonable cost or at all. Any of these events could harm our business, and we cannot provide assurance that future increases in such insurance costs and difficulties in obtaining high policy limits will not adversely impact our future financial position or operating results.

We may incur significant costs from partial self-insurance.

We use a combination of insurance and self-insurance to manage various risks associated with our speedways and other properties and motorsports events and other business risks. We may increase the marketing of certain products using self-insured promotional warranty programs that could subject us to increased risk of loss should the number and amount of claims significantly increase. We have increased and may further increase our self-insurance limits, which could subject us to increased risk of loss should the number of incidents, damages, casualties or other claims below such self-insured limits increase. Management cannot guarantee that the number of uninsured losses will not increase. An increase in the number of uninsured losses could have a material adverse effect on our financial position and future results of operations.

Strong competition in the motorsports industry and with other professional and amateur sports could hinder our ability to maintain or improve our position in the industry.

Motorsports promotion is a competitive industry. We compete in regional and national markets, and with ISC and other NASCAR related speedways, to promote events, especially NASCAR-sanctioned Sprint Cup and Nationwide Series events, and to a lesser extent, with other speedway owners to promote other NASCAR, IndyCar, NHRA and WOO sanctioned events. We believe our principal competitors are other motorsports promoters of Sprint Cup and Nationwide Series or equivalent events. Certain of our competitors have resources that exceed ours. NASCAR is owned by the France family, who also controls ISC. ISC presently hosts a significant number of Sprint Cup and Nationwide Series races. Our competitors may attempt to build speedways and conduct racing and other motorsports related activities in new markets that may compete with us and our local and regional fan base or marketing opportunities.

We also compete for spectator interest with all forms of professional and amateur spring, summer and fall sports, such as football, baseball, basketball and hockey, conducted in and near Atlanta, Boston, Bristol, Charlotte, Cincinnati, Dallas-Fort Worth, Las Vegas, Lexington, Louisville, and San Francisco, and regionally and nationally, many of which have resources that exceed ours, and with a wide range of other available entertainment and recreational activities. These competing events and activities may be held on the same days or weekends as our events. We cannot assure you that we will maintain or improve our position in light of such competition.

The loss of our key personnel could adversely affect our operations and growth.

Our success depends to a great extent upon the availability and performance of our senior management. Their experience within the industry, especially their working relationship with NASCAR, continues to be of considerable importance to us. The loss of any of our key personnel due to illness, retirement or otherwise, or our inability to attract and retain key employees in the future could have a material adverse effect on our operations and business plans.

Our Credit Facility permits significant expenditures for capital projects, investments in and transactions for motorsports and other ancillary businesses, and costs associated with capital improvements could adversely affect our profitability.

We believe significant growth in our revenues depends, in large part, on consistent investment in facilities. Therefore, we expect to continue to make substantial capital improvements in our facilities to increase spectator entertainment value and potential revenue growth. Our Credit Facility, as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity", allows standby letters of credit of up to $50.0 million, annual capital expenditures of up to $75.0 million, and provides for additional borrowings of up to $89.1 million as of December 31, 2011 subject to meeting specified conditions. We frequently have a number of significant capital projects underway. As further described above in the Risk Factor "The success of our business depends, in part, on achieving our objectives for strategic acquisitions and dispositions and efficient and successful integration into our operations," we plan to continue to make substantial capital expenditures and investments in 2012 and future years. The planned improvements will likely involve material capital expenditures over several years in amounts that have not yet been determined.

The profitability or success of future capital projects and investments is subject to numerous factors, conditions and assumptions, many of which are beyond our control. Significant negative or unfavorable outcomes could reduce our available cash and cash investments or our ability to service current or future indebtedness, require additional borrowings resulting in higher debt service and interest costs, lower our ratings by credit agencies, increase our borrowing costs or difficulties in borrowing additional amounts, cause higher than anticipated depreciation expense, among other negative consequences, and could have a material adverse effect on our future financial condition or results of operations.

Commencement of construction is subject to governmental approval and permitting processes, which could materially affect the ultimate cost and timing of construction. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements at our facilities, including:

- undetected soil or land, including environmental, conditions
- additional land acquisition costs
- increases in the cost of construction materials and labor
- unforeseen changes in design
- litigation, accidents or natural disasters affecting the construction site
- national or regional economic, regulatory or geopolitical changes

In addition, actual costs could vary materially from our estimates if those factors or our assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Should projects be abandoned or substantially decreased in scope due to the inability to obtain necessary permits or other unforeseen negative factors, we could be required to expense some or all previously capitalized costs, which could have a material adverse effect on our future financial condition or results of operations. Also, should improvement projects not produce a sufficiently high economic yield, including those requiring demolition of a component of a speedway facility, or where capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project, capitalized expenditures could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations.

Future impairment of our property and equipment, other intangible assets and goodwill could adversely affect our profitability.

As of December 31, 2011, we have net property and equipment of $1,177.2 million, net other intangible assets of $395.0 million and goodwill of $138.7 million. Also, as further described in the risk factor above "The success of our business depends, in part, on achieving our objectives for strategic acquisitions and dispositions and efficient and successful integration into our operations," we plan to continue to make substantial capital investments. We periodically evaluate long-lived assets for possible impairment based on expected future undiscounted operating cash flows and profitability attributable to such assets or when indications of possible impairment occur. As further described in Note 2 to the Consolidated Financial Statements, in 2011 we recorded a $48.6 million non-cash impairment charge (with no income tax benefit) to reduce the carrying value of goodwill related to NHMS to estimated fair value, resulting from our latest annual impairment assessment. Also, our latest annual assessment of goodwill and other intangible assets also considered that our market capitalization was below our consolidated stockholder's equity. Management's analysis of the market capitalization difference, along with additional information on the latest annual impairment assessment, is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" and Note 2 to the Consolidated Financial Statements, and is not repeated here. There have since been no other events or circumstances that might indicate possible impairment. Based on this analysis, management believes the decline in our market capitalization below our consolidated stockholder's equity is temporary, and that no unrecognized impairment of property and equipment and goodwill and other intangible assets exists through or as of December 31, 2011.

The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. While we believe no unrecognized impairment exists at December 31, 2011, different conditions, trends or assumptions or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of our impairment evaluation and our future financial condition or results of operations. The profitability or success of future capital projects and investments are subject to numerous factors, conditions and assumptions, many of which are beyond our control, and if significantly negative or unfavorable, could become impaired and materially adversely affect our future financial condition or results of operations. See the risk factor "Relocation of major motorsports events could adversely affect us" above for related discussion on impairment considerations.

Our substantial indebtedness could adversely affect our financial position, ability to meet our obligations under our debt instruments, and ability to pay dividends.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2011, we had total outstanding long-term debt of approximately $572.6 million, or $579.0 million excluding issuance discount of $6.4 million, as further described in Note 6 to the Consolidated Financial Statements. Our substantial indebtedness and leverage could make it more difficult and costly to borrow money and may reduce funds available for financing our operations and other business activities and have other important consequences, including the following:

- requiring us to dedicate a substantial portion of our cash flow from operations to payment of principal, debt redemption premium, if any, and interest on our debt, which would reduce funds available for working capital, capital expenditures, dividends, stock repurchases, and other corporate purposes;
- our ability to adjust to adverse or changing market conditions and withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;
- we may be at a disadvantage compared to our competitors that have less leverage and greater operating and financial flexibility than we do;
- our debt levels may increase our interest costs or increase the risks that we may not be able to obtain additional financing or obtain financing at acceptable rates;
- our debt levels may increase our difficulties in refinancing or replacing our outstanding obligations such as the scheduled maturities of our Credit Facility in 2015, 2009 Senior Notes in 2016, and 2011 Senior Notes in 2019; and
- our debt levels may cause lowered ratings by credit agencies, resulting in higher borrowing costs or increased difficulties borrowing additional amounts.

Each or all of the factors could have a material adverse effect on our financial health and profitability.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on a variety of factors, many of which are beyond our control.

A significant portion of our cash flow must be used to service our indebtedness and is therefore not available for use in our business. In 2011, we paid $40.0 million in interest on our indebtedness. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, legislative, regulatory, industry, competitive and other factors that are beyond our control. Our operations are substantially impacted by the success of NASCAR in the promotion and conduct of racing as a sanctioning body, our relationship with NASCAR and the popularity of NASCAR and other motorsports generally, and the impact of competition, including competition from other speedway owners like ISC. Although under our control, our cash outlays for dividends are funded in part with cash that would otherwise be available for our capital spending, repurchases of common stock or other liquidity needs, and dividend increases further limit cash otherwise available for such uses or needs. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. As further described in Note 6 to the Consolidated Financial Statements, we may redeem some or all of our 2009 Senior Notes or 2011 Senior Notes at any time at annually declining redemption premiums beginning June 1, 2013 and February 1, 2015, respectively. Such redemptions could limit funds otherwise available for future working capital, capital expenditures, acquisitions or other general corporate purposes. However, we may not be able to complete such refinancing or redemption on commercially reasonable terms or at all.

Our future borrowing costs on current outstanding or future indebtedness could substantially increase and adversely affect our financial health and profitability, each of which may have a material adverse effect on our business and results of operations.

The purchases of NHMS and KyS significantly increased our outstanding indebtedness and leverage, and our current or future capital spending plans could further significantly increase our future outstanding debt, resulting in an adverse effect on our financial health and profitability. As of December 31, 2011, we had total outstanding long-term debt of approximately $572.6 million and our Credit Facility permits additional borrowings of up to $89.1 million. The ongoing disruptions and tight financial and capital markets could have a significant adverse impact on our future interest and other borrowing costs. Our operating results have benefited from relatively low interest rates on our floating rate Credit Facility and future increases, if significant, could have a significant adverse impact on our future results. Also, our future interest and borrowing costs under our Credit Facility, any refinanced or replaced current outstanding indebtedness, or new additional financing could substantially increase and adversely affect our financial health and profitability. Interest and other borrowing costs have significantly increased for many companies in numerous industries, and may increase from current levels in the foreseeable future. While at times we use interest rate swaps to hedge our interest rate risk, we are currently unable to predict if or when the interest rates could change. Our significant indebtedness levels and leverage, along with difficult credit market conditions, could result in higher interest and other borrowing costs and more restrictive financial and other loan covenants under any new credit facility or other borrowing arrangements.

As further discussed in Note 6 to the Consolidated Financial Statements, interest rates under our Credit Facility are based on specified tier levels that are adjustable periodically based upon certain consolidated total leverage ratios. Our current planned or unplanned future capital spending and possible increases in our future outstanding indebtedness, along with our current leverage, could further reduce the amounts by which we exceed minimum required covenant compliance levels and result in changes to our interest cost tier levels under our Credit Facility. Future changes in such surplus in our compliance levels or interest cost tiers could result in increased interest costs on current or future indebtedness, restricted or reduced borrowings and availability under our Credit Facility, and increased costs of borrowing for any new financing. Each or all of these factors could have a material adverse effect on our financial health and profitability.

Restrictions imposed by terms of our indebtedness could limit our ability to respond to changing business and economic conditions and to secure additional financing.

The indentures for our 2009 Senior Notes, 2011 Senior Notes and Credit Facility agreement restrict, among other things, our and our subsidiaries' ability to do any of the following:

- incur additional debt or liens
- pay dividends or make distributions

- make specified types of investments
- apply net proceeds from certain asset sales
- engage in transactions with affiliates, merge or consolidate
- pay dividends or make other payments from subsidiaries
- sell equity interests of subsidiaries, or sell, assign, transfer, lease, convey or otherwise dispose of assets
- incur indebtedness subordinate in right of payment to any senior indebtedness and senior in right of payment to the 2009 Senior Notes or 2011 Senior Notes

Because of our significant outstanding indebtedness, debt covenant compliance is important to our operations. Our Credit Facility is the primary source of committed funding from which we finance our planned capital expenditures, strategic initiatives, such as repurchases of our common stock, and working capital needs. Our Credit Facility contains more extensive and restrictive covenants than the indentures for the 2009 Senior Notes and the 2011 Senior Notes. In addition to covenants described above, our Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, as well as limits our acquisitions, capital expenditures and investments, as further described in "Future Liquidity". The Company regularly monitors compliance with the various covenants under each of these debt agreements. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Future default on any of these covenants could result in default under, or an inability to undertake certain activities in compliance with, the underlying debt agreements. Non-compliance with financial covenant ratios or other covenants could prevent us from being able to access further borrowings under, or require repayment of, our Credit Facility. Our ability to meet those covenants, financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests.

Our Credit Facility, the 2009 Senior Notes, and the 2011 Senior Notes contain cross-default provisions. A default under any of these debt agreements could likely trigger cross-default provisions allowing the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If there were an event of default under any loan agreement, the lenders could elect to declare all amounts outstanding, including accrued interest or other obligations, to be immediately due and payable. If we were unable to repay these amounts, such lenders could proceed against the collateral, if any, granted to them to secure that indebtedness. If any indebtedness were to be accelerated, there can be no assurance that we could repay or refinance the accelerated amounts due.

As a result of these covenants, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted. We may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Should we pursue further development and/or acquisition opportunities, the timing, size and success as well as associated potential capital commitments of which are unknown at this time, we may need to raise additional capital through debt and/or equity financings. There can be no assurance that adequate debt and equity financing will be available, if and when needed, on satisfactory terms or will be permitted under our various debt arrangements. Failure to obtain further financing could have a negative effect on our business and operations.

We were in compliance with all applicable covenants under our various debt agreements as of December 31, 2011. At this time, management also believes we will remain in compliance with all applicable covenants for at least the next 12 months. However, although not anticipated at this time, significant negative adverse factors such as material tangible, intangible or other asset impairment charges or unforeseen declines in our future profitability or cash flows from ongoing recessionary conditions or other market factors, if large enough individually or in combination, could result in our inability to remain in compliance. These and other possible negative factors that could impact compliance are further described throughout this "Risk Factors" section.

We may be able to incur additional indebtedness in the future.

Despite our level of indebtedness, we may be permitted to incur additional debt in the future. In addition, we may be able to secure this additional debt with Company, subsidiary or new business assets. At December 31, 2011, we had approximately $89.1 million of additional revolving loans available for borrowing under our Credit Facility. Furthermore, any additional financing arrangements we enter into may contain additional restrictive and financial covenants. These covenants may restrict or prohibit many actions including, but not limited to, our ability to incur debt, create liens, prepay debt, pay dividends, limit capital expenditures or investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, or engage in mergers, consolidations or sale-leaseback transactions. Failure to maintain compliance with any new covenants could constitute a default, which could accelerate the payment of any amounts outstanding under any new or existing financial agreements.

Government regulation of certain motorsports sponsors could negatively impact the availability of promotion, sponsorship and advertising revenue for us.

The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products, some of which are subject to government regulation. Advertising of the alcoholic beverage and tobacco industry is generally subject to greater governmental regulation than advertising by other sponsors of our events. Certain of our sponsorship contracts are terminable upon the implementation of adverse regulations. The alcoholic beverage and tobacco industry has provided substantial financial support to the motorsports industry through, among other things, the purchase of advertising time, the sponsorship of racing teams and the past sponsorship of racing series such as the Winston Cup (now Sprint Cup) Series and the Busch (now Nationwide) Series, and generally are subject to greater governmental regulation than are other sponsors of our events. We are unaware of any proposed additional governmental regulation that would materially limit the availability to motorsports of promotion, sponsorship or advertising revenue from the alcoholic beverage or tobacco industry. We cannot assure you that the alcoholic beverage or tobacco industry will continue to sponsor motorsports events, suitable alternative sponsors could be located or NASCAR will continue to sanction individual racing events sponsored by the alcoholic beverage industry at any of our facilities. Implementation of further restrictions on the advertising or promotion of alcoholic beverage products could adversely affect us.

Failure to maintain adequate security for certain customer-related information could damage our reputation with current or prospective customers, subject us to litigation or adverse regulatory actions or cause us to incur substantial additional costs.

In the ordinary course of business, we collect and store certain financial and other information from individuals, corporations and others, including customers, employees and outside contractors. We process customer payment card information, perform credit, employment and other business related inquiries, and collect customary information used for marketing purposes. We contract with third-parties for processing orders and payments of a large portion of our tickets and other access sold for our events, much of which is transacted indirectly through links with our internal websites. Our online operations depend upon secure transmission of confidential information over public networks, including information permitting and transacting cashless payments. We commit significant internal and external resources to network security, data encryption, and other security measures to protect our networks and data, but there can be no assurance these security measures provide complete security. Our or third-party networks could be breached and we could be unable to protect sensitive data. A breach of our security networks that results in personal, corporate or other sensitive information being obtained by unauthorized persons could adversely affect our reputation with current or prospective customers and others. Such security breach could result in litigation against us, adverse regulatory actions or imposing substantial penalties or fines. Also, a security breach could require or result in us spending significant additional resources on our information security systems and could disrupt our operations, particularly sales and marketing. Any significant breach could have a material adverse impact on our future financial condition, results of operations and cash flows.

Our chairman owns a majority of our common stock and will control any matter submitted to a vote of our stockholders.

As of March 1, 2012, Mr. O. Bruton Smith, our Chairman and Chief Executive Officer, beneficially owned, directly and indirectly, 29,000,800 shares of our common stock. As a result, he will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of all of our directors.

In addition, as a "controlled company" within the meaning of the NYSE rules, we also qualify for exemptions from certain corporate governance requirements, including the requirement that we have nominating and corporate governance and compensation committees composed entirely of independent directors. Although we qualify, we do not currently use this "controlled company" exemption.

Changes in income tax laws could adversely affect our financial condition and results of operations.

At December 31, 2011, net deferred tax liabilities totaled $361.0 million, after reduction for net deferred tax assets of $5.9 million. At December 31, 2011, valuation allowances of $66.3 million have been provided against deferred tax assets because management has determined that ultimate realization is not more likely than not. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. Changes in tax laws, assumptions, estimates or methods used in the accounting for income taxes, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our future financial condition or results of operations.

Environmental costs may negatively impact our financial condition.

Solid waste landfilling has occurred on and around the property at CMS for many years. If damage to persons or property or contamination of the environment is determined to have been caused by the conduct of our business or by pollutants used, generated or disposed of by us, or which may be found on our property, we may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage. The amount of such liability, as to which we are self-insured, could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional significant expenditures by us for remediation and compliance.

Land use laws may negatively impact our growth.

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities or increase the costs of any such activities.

The market price of our common stock could be adversely affected by future exercises or future grants of stock options, restricted stock awards or other stock-based compensation; the sale of shares held by key personnel; or the default of loans under which some of our common stock is pledged.

The market price of our common stock could be adversely affected by the sale of approximately 1,200,000 shares of our common stock issuable upon the exercise of various options under our equity compensation plans; by the issuance or sale of approximately 1,906,000 shares of our common stock available for grant under our equity compensation plans; or by the sale of approximately 29,000,800 shares of our common stock available for resale in compliance with Rule 144 under the Securities Act, including shares held by Mr. O. Bruton Smith, our Chairman and Chief Executive Officer. The market price for our common stock could also be adversely affected if there was a default of one of the non-Company loans under which 11,540,000 shares of our common stock, owned by Mr. Smith and Sonic Financial Corporation, our affiliate through common ownership by Mr. Smith, have been pledged.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located at 5555 Concord Parkway South, Concord, North Carolina, 28027, and our telephone number is (704) 455-3239. A description of each SMI speedway as of December 31, 2011 follows:

Atlanta Motor Speedway – AMS is located on approximately 820 acres in Hampton, Georgia, approximately 30 miles south of downtown Atlanta. AMS was built in 1960 and has been owned by us since 1990. AMS is located in a top-ten media market, and has the long-standing reputation of offering fans some of the best on-track competition in NASCAR. AMS also has an on-site

2.5-mile road course. In 1997, AMS was completely renovated including reconfiguration to a "state-of-the-art" 1.54-mile, lighted, asphalt, 24-degree banked, quad-oval superspeedway, adding 22,000 permanent seats, including 58 luxury suites, and changing the start-finish line location. AMS constructed 46 condominiums overlooking the speedway and has two remaining unsold condominiums. In 1998, lighting was installed for night racing. In recent years, there has been significant roadway expansion leading into and surrounding AMS, and AMS has reconfigured main entranceways and expanded on-site roads to ease congestion. Also, over several years, AMS has installed new scoreboards and modernized its infield garage, media center and press box areas. AMS suffered significant tornado damage in 2005 and has since been restored to a leading-edge motorsports facility. In 2006, AMS completed construction of approximately 14,000 new premium front-stretch and club-style permanent seats. In 2007 and 2008, AMS expanded its camping, restroom and other fan amenities. In 2010, AMS widened certain grandstand seating along its superspeedway front-stretch for a net reduction of approximately 3,000 seats. At December 31, 2011, AMS had permanent seating capacity of approximately 98,000, including 123 luxury suites.

Bristol Motor Speedway – Acquired in 1996, BMS is located on approximately 670 acres in Bristol, Tennessee and is a 0.533-mile, lighted, high-banked concrete oval speedway. BMS also owns and operates a 1/4-mile modern, lighted dragway. We believe BMS is the most popular facility on the Sprint Cup circuit among race fans due to its steep banked turns and lighted nighttime races. From 1996 through 2002, BMS added over 76,000 new permanent grandstand seats, including 73 new luxury suites, featuring outstanding views, new stadium-style terrace sections, convenient elevator access, popular food courts and mezzanine level souvenir, concessions and restroom facilities for enhanced spectator enjoyment, convenience and accessibility. In 1999, BMS reconstructed and expanded its dragstrip into a state-of-the-art dragway, "Thunder Valley", featuring permanent grandstand seating, luxury suites, and extensive fan amenities. In 2003, BMS constructed approximately 43,000 new permanent grandstand seats for a net increase of approximately 10,000, including 52 new luxury sky-box suites. In 2004, BMS completed construction of a modern expansive gift shop adjoining new entertainment, administrative and other marketing facilities that attracts and entertains fans and corporate clientele. In 2005, BMS constructed 37 new luxury sky-box suites and new permanent dragway seats at "Thunder Valley", which remains one of the most modern, state-of-the art dragways in the country. In 2005 and 2006, BMS continued to improve and expand fan amenities and make other site improvements. In 2007, BMS repaved the steep banked track surface on its speedway, and has since continued to expand its camping, restroom and other fan amenities, and to improve and expand on-site roads and available parking to further ease congestion and improve traffic flow. In 2010, BMS renovated and modernized the infield areas and media center of its main speedway. At December 31, 2011, BMS had permanent seating capacity of approximately 158,000, including 196 luxury suites.

Charlotte Motor Speedway – CMS is located on approximately 1,310 acres in Concord, North Carolina, approximately 12 miles northeast of uptown Charlotte, and was among the first superspeedways built. The principal track is a 1.5-mile banked asphalt quad-oval facility, and was the first superspeedway in North America lighted for nighttime racing. CMS also has several lighted "short" tracks (a 1/5-mile asphalt oval, a 1/4-mile asphalt oval and a 1/5-mile dirt oval), as well as a 2.25-mile asphalt road course. In 2000, CMS completed construction of a 4/10-mile, modern, lighted, dirt track facility. From 1997 through 2002, CMS added over 61,000 new permanent seats, including 38 new luxury suites, featuring unique mezzanine level concourses, new stadium-style terrace sections, outstanding views, convenient elevator access and popular food courts for enhanced spectator enjoyment, convenience and accessibility. CMS also has significantly expanded and improved its parking areas to accommodate increased attendance and ease congestion, and widened certain front-stretch concourses and entranceways to improve spectator convenience and accessibility. CMS has significant club-style seating with convenient access to premium restaurant-quality food and beverage service.

In 2004, CMS renovated and modernized its infield garages, media center, and scoring towers and made other facility improvements. The new CMS media center has leading-edge technology infrastructure and access that has increased appeal for media content providers, sports journalists and others involved in racing communications. In 2005, the exclusive dining and entertainment facilities at The Speedway Club at CMS were completely remodeled and now offer expanded premium restaurant, catering and corporate meeting facilities. In 2006, CMS reprofiled and resurfaced its superspeedway, continued improving and expanding concessions, restroom and other fan amenities, expanded available parking to ease congestion and improve traffic flow, and made other site improvements. In 2007, CMS significantly expanded its available hospitality areas and other marketing facilities to better attract and entertain fans and corporate clientele, and renovated and modernized certain grandstand seating. In 2008, CMS completed construction of the "zMAX Dragway" where it now hosts two annual NHRA-sanctioned Nationals racing events. This new leading edge facility features a unique, lighted "four lane" racing configuration, with almost 30,000 premium permanent seats (constructed to allow for expansion up to 60,000 seats), 31 luxury suites and upscale food and beverage concession areas. Also in 2008, CMS constructed larger premium permanent seating for a net decrease of approximately 6,000 seats. In 2009, CMS removed approximately 10,000 low demand superspeedway seats and constructed a high-end RV park and campground area, featuring upscale amenities and outstanding views of the entire superspeedway. In 2010, CMS replaced certain grandstand seating along its superspeedway front-stretch with new, wider premium permanent seating for a net reduction of approximately 3,000 seats, and eliminated certain concrete bleachers along the backstretch considered less desirable for spectators resulting in a reduction of approximately 9,000 seats. In 2011, CMS installed the world's largest high-definition video board. This leading-edge technology significantly enhances the entertainment experience of fans at their events, and provides expanded promotional opportunities. At December 31, 2011, CMS had permanent seating capacity of approximately 134,000, including 113 luxury suites.

Infineon Raceway – Acquired in 1996, IR is located on approximately 1,600 acres in Sonoma, California and consists of a 2.52-mile, twelve-turn road course, a 1/4-mile modern dragstrip, and a modern, expansive industrial park. IR is located in a top-ten media market, and is one of only two road courses on the NASCAR Sprint Cup Series race schedule. From 1997 through 2001, IR added approximately 19,000 new permanent seats, made various grading changes to improve spectator sightlines, expanded and improved spectator amenities, acquired adjoining land to provide additional entrances and expanded spectator parking areas to accommodate attendance increases and ease congestion. In 1998, IR reconfigured its road course for the NASCAR Sprint Cup Series into a 10-turn, 1.99-mile course by creating "The Chute," which connects Turns 4 and 7. However, the raceway still maintains its traditional 2.52-mile course for other events. The Chute provides spectators with improved sightlines and expanded viewing areas. The shorter course also enabled the raceway to lengthen the NASCAR race by nearly 35 laps. In 2003, IR completed a multi-year major reconfiguration and modernization, adding new permanent seats, including hillside terrace seats, and new luxury suites. IR's enhancements also included underground pedestrian tunnels to better accommodate pedestrian traffic, a new world-class 16-turn, three-quarter mile karting center, permanent garages for race teams, an expanded modern industrial park, an enlarged pit road to accommodate NASCAR's 43-car grid, and improved sightlines for better spectator enjoyment. Modernization of IR's dragstrip facilities was also completed in 2003. In 2006, IR continued improving and expanding its on-site road system and available parking, and reconfiguring traffic patterns and entrances to ease congestion and improve traffic flow. In 2007, IR expanded its camping, restroom and other fan amenities, and continued to improve and expand on-site roads and available parking to further ease congestion and improve traffic flow. In 2011, as part of our "green initiatives", IR installed a large number of solar panels and a large, solar-powered LED display board, which are offsetting a significant portion of IR's overall energy needs. At December 31, 2011, IR had permanent seating capacity of approximately 47,000, including 27 luxury suites, and provides temporary seating and other general admission seating arrangements along its 2.52-mile road course.

Kentucky Speedway – Acquired in December 2008, KyS is located in Sparta, Kentucky, approximately one-half hour south of Cincinnati, Ohio, on approximately 960 acres, was opened in 2000 and features a 1.5-mile, asphalt, tri-oval speedway. A new annual NASCAR Sprint Cup racing event was realigned from AMS to KyS beginning in 2011. We have substantially modernized and expanded infield areas, as well as media centers, concessions, camping and hospitality areas, restrooms and other fan amenities, at KyS. In 2011, KyS constructed approximately 38,000 new premium permanent seats, and eliminated 14 lower demand suites, and purchased land to increase available parking. We are also continuing to significantly reconfigure and expand on-site roads, available parking, traffic patterns and entrances. As of December 31, 2011, KyS had permanent seating capacity of approximately 107,000, including 39 luxury suites.

Las Vegas Motor Speedway – Acquired in 1998, LVMS is located on approximately 1,030 acres in Las Vegas, Nevada, and consists of a 1.5-mile, lighted, asphalt, quad-oval superspeedway, and several other on-site paved and dirt race tracks. These other race tracks include a 1/4-mile dragstrip, 1/8-mile dragstrip, 2.5-mile road course, 1/2-mile clay oval, 3/8-mile paved oval, motocross and other off-road race courses. From 1999 through 2002, LVMS added approximately 7,000 new permanent seats, expanded its concessions and restroom amenities and made other facility improvements. In 2000, LVMS reconstructed and expanded one of its dragstrips into a state-of-the-art dragway, "The Strip at Las Vegas Motor Speedway", with permanent grandstand seating, luxury suites and extensive fan amenities. "The Strip at Las Vegas Motor Speedway" remains one of the most modern, state-of-the-art dragways in the country. In 2001, LVMS renovated its 3/8-mile paved racetrack, "The Bullring", where it hosts weekly racing series from March through October. LVMS has significant club-style seating with convenient access to premium restaurant-quality food and beverage service. In 2004, LVMS constructed approximately 14,000 new premium permanent seats. In 2006, LVMS completed construction of approximately 16,000 new permanent grandstand seats. In 2007, LVMS completed construction of one of the most modern and extensive infield media centers, garage and fan-zone entertainment facilities with leading-edge technology infrastructure and access for increased appeal to media content providers, sports journalists, racing team owners and drivers and others involved in motorsports. LVMS also reprofiled the banking of its superspeedway to offer fans exciting racing inherent in high-bank racing. In recent years, LVMS has continued to expand its camping, restroom and other fan amenities, and to improve and expand on-site roads and available parking to further ease congestion and improve traffic flow. In 2011, LVMS widened certain grandstand seating along its superspeedway front-stretch for a net reduction of approximately 8,000 seats. At December 31, 2011, LVMS had permanent seating capacity of approximately 123,000, including 102 luxury suites.

New Hampshire Motor Speedway – Acquired in January 2008, NHMS is a multi-use complex located in Loudon, New Hampshire on approximately 1,180 acres approximately 80 miles northwest of Boston, consisting of a 1.058-mile asphalt, oval superspeedway and a 1.6-mile road course. Our purchase of NHMS strategically positions us in the northeastern United States in one of the top-ten media markets in North America. Also, NHMS is the largest sports facility in New England. Management believes NHMS's facilities and racing events provide significant long-term marketing opportunities for increasing revenues and profitability. Since purchased, NHMS has expanded and modernized various concession and camping areas and other fan amenities, and improved and expanded on-site roads and available parking to further ease congestion and improve traffic flow. In 2009, NHMS expanded and modernized its infield hospitality areas to enhance the marketing appeal, sightlines and experience for our corporate and other customers. In 2011, NHMS installed a new leader board to enhance the entertainment experience of race fans while attending their events. At December 31, 2011, NHMS had permanent seating capacity of approximately 96,000, including 38 luxury suites.

Texas Motor Speedway – TMS, located on approximately 1,490 acres in Fort Worth, Texas, is a 1.5-mile, lighted, banked, asphalt quad-oval superspeedway, with an on-site 2.5-mile road course. TMS is one of the largest sports facilities in the United States in terms of permanent seating capacity, and is located in a top-ten media market. TMS was constructed by us and hosted its first major NASCAR Sprint Cup Series race in April 1997. TMS has 76 condominiums overlooking turn two of the speedway and has four remaining unsold condominiums. TMS also has an executive office tower adjoining the main grandstand overlooking the speedway which houses The Speedway Club at TMS. We operate the TMS facilities under a 30-year arrangement with the Fort Worth Sports Authority as further described in Note 2 to the Consolidated Financial Statements. In 2000, TMS completed construction of a 4/10-mile, modern, lighted, dirt track facility. In 2001, TMS converted approximately 50 suites to speedway club-style seating areas to help meet demand for premium seating and services at its largest events. In 2006, TMS constructed the new Victory Lane Broadcast Center in the infield which is a two-story multi-purpose facility built for television and radio media who provide broadcast coverage of our events. In recent years, TMS has expanded and increased surrounding interstate access roads and interchanges, bus and tram systems and available parking, lighting for certain parking areas, and reconfigured traffic patterns and entrances to ease congestion and improve traffic flow, and expanded its camping, restroom and other fan amenities. In 2009, TMS removed approximately 21,000 low demand seats and constructed a high-end RV park and campground area, featuring upscale amenities and outstanding views of the entire superspeedway. At December 31, 2011, TMS had permanent seating capacity of approximately 137,000, including 194 luxury suites.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various lawsuits in the normal course of business, some of which involve material claims. Management does not believe the outcome of these lawsuits or incidents will have a material adverse effect on the Company's future financial position, results of operations or cash flows. New or material developments, if any, on the more significant of these lawsuits are described in Note 10 to the Consolidated Financial Statements. See Item 1A "Risk Factors" for additional information on the Company's liability insurance program and self-insured retention.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SMI's common stock is traded on the NYSE under the symbol "TRK." As of March 1, 2012, 41,430,484 shares of common stock were outstanding and held by approximately 2,458 record holders based on information from our stock transfer agent. The Company had no unregistered sales of equity securities during 2011.

We intend to retain a substantial portion of our future earnings to provide funds for the operation and expansion of our business. SMI depends on cash flows and other payments from our speedways and other subsidiaries to pay cash dividends to stockholders, as well as to meet debt service and working capital requirements. The Company's Board of Directors approved aggregate dividends on common stock in 2009 through 2011 as follows (in thousands except per share amounts):

	2011	2010	2009
Cash dividends paid	$16,623	$16,774	$15,352
Dividends per common share	$ 0.40	$ 0.40	$ 0.36

Quarterly dividends were declared in each of the three year periods. All declaration, record and payment dates were in the same fiscal periods. On February 16, 2012, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million payable on March 15, 2012 to shareholders of record as of March 1, 2012. This dividend represents a 50% increase over the prior year quarterly dividend. This dividend is being funded in part with cash that would otherwise be available for repurchases of common stock. All cash dividends were or will be paid using available cash and cash investments. Although we plan to continue paying quarterly cash dividends, we may or may not pay similar cash dividends in the future. Any decision concerning the payment of dividends depends upon our results of operations, financial condition and capital expenditure plans, applicable limitations under our Credit Facility, 2009 Senior Notes and 2011 Senior Notes, and other factors as the Board of Directors or its designees, in their sole discretion, may consider relevant.

The following table sets forth the high and low closing sales prices for SMI's common stock, as reported by the NYSE for each calendar quarter during the periods indicated:

	High	Low
2011:		
First Quarter	$15.98	$14.01
Second Quarter	16.34	13.10
Third Quarter	14.52	11.64
Fourth Quarter	15.35	11.50
2010:		
First Quarter	$18.09	$14.79
Second Quarter	17.40	13.37
Third Quarter	16.48	12.93
Fourth Quarter	16.48	14.56

STOCK REPURCHASE PROGRAM

In April 2005, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to one million shares of SMI outstanding common stock in open market or private transactions, depending on market conditions, share price, applicable limitations under the 2011 Credit Facility, 2009 Senior Notes and 2011 Senior Notes, and other factors the Board of Directors or its designees, in their sole discretion, may consider relevant. The program was first announced to the public on April 27, 2005. The amount of repurchases made under the program in any given month or quarter may vary as a result of changes in our business, operating results, working capital or other factors, and may be suspended or discontinued at any time. In each of February 2007, December 2008, and December 2009, our Board of Directors increased the authorized total number of shares that can be repurchased under this program by one million, for a present approved program aggregate of 4,000,000 shares, under the same terms and conditions as previous share repurchase authorizations. The program currently has no scheduled expiration date. We could repurchase up to an additional 368,000 shares under the authorization as of December 31, 2011.

As set forth in the table below, we repurchased 255,000 shares of common stock under this program for approximately $3.6 million in 2011.

Issuer Purchases of Equity Securities under Authorized Programs as of December 31, 2011

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
January through September 2011	194,000	$14.43	194,000	429,000
October 2011	21,000	12.35	21,000	408,000
November 2011	19,000	12.85	19,000	389,000
December 2011	21,000	13.94	21,000	368,000
Fourth Quarter 2011	255,000	13.05	255,000	368,000
Total 2011	255,000	$14.10	255,000	368,000

In 2011 and 2010, approximately 20,000 and 11,000 shares of our common stock were delivered to us at an average price per share of $13.98 and $15.00, respectively, in satisfaction of tax withholding obligations of holders of restricted shares issued under our equity compensation plans that vested during the periods.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative stockholder return on our common stock against the cumulative total returns of the Standard & Poor's 500 Index, the Russell 2000 Index and a Peer Group Index for the period December 31, 2006 through December 31, 2011. The Russell 2000 Index is included because management believes, as a small-cap index, it more closely represents companies with market capitalization similar to ours than the Standard & Poor's 500 Index. The Peer Group Index consists of International Speedway Corporation, Walt Disney Co., and Dover Motorsports, Inc., all of which are publicly traded companies involved in the amusement, sports and recreation industries. The graph assumes $100 was invested on December 31, 2006 in each of our common stock, the Standard & Poor's 500 Index, the Russell 2000 Index and the Peer Group Index companies, and all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Speedway Motorsports, Inc., The S&P 500 Index, the Russell 2000 Index, and a Peer Group



$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Speedway Motorsports, Inc.
S&P 500
Russell 2000
Peer Group

ITEM 6. SELECTED FINANCIAL DATA

All financial data below are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and accompanying Notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report.

INCOME STATEMENT DATA[1]

Years Ended December 31:	2011	2010	2009	2008	2007
(in thousands, except per share data)					
Revenues:					
Admissions	$ 130,239	$ 139,125	$ 163,087	$ 188,036	$ 179,765
Event related revenue	163,621	156,691	178,805	211,630	197,321
NASCAR broadcasting revenue	185,394	178,722	173,803	168,159	142,517
Other operating revenue	26,591	27,705	34,827	43,168	42,030
Total revenues	505,845	502,243	550,522	610,993	561,633
Expenses and other:					
Direct expense of events	106,204	100,843	100,922	113,477	100,414
NASCAR purse and sanction fees	120,146	120,273	123,078	118,766	100,608
Other direct operating expense	20,352	21,846	26,208	34,965	34,484
General and administrative	89,384	85,717	84,250	84,029	80,913
Depreciation and amortization	54,004	52,762	52,654	48,146	44,475
Interest expense, net	42,112	52,095	45,081	35,914	21,642
Impairment of goodwill and other intangible assets[2]	48,609	–	7,273	–	–
Loss on early debt redemption and refinancing[3]	7,456	–	–	–	–
Equity investee losses (earnings)[4]	–	–	76,657	(1,572)	57,422
Other (income) expense, net	(342)	(2,378)	337	(1,077)	5,199
Total expenses and other	487,925	431,158	516,460	432,648	445,157
Income from continuing operations before income taxes	17,920	71,085	34,062	178,345	116,476
Provision for income taxes	(23,481)	(25,822)	(40,220)	(72,442)	(64,892)
(Loss) income from continuing operations	(5,561)	45,263	(6,158)	105,903	51,584
Loss from discontinued operation, net of taxes[5]	(883)	(782)	(4,145)	(25,863)	(13,190)
Net (Loss) Income	$ (6,444)	$ 44,481	$ (10,303)	$ 80,040	$ 38,394
Basic (loss) earnings per share:					
Continuing operations	$ (0.14)	$ 1.08	$ (0.14)	$ 2.44	$ 1.18
Discontinued operation[5]	(0.02)	(0.02)	(0.10)	(0.60)	(0.30)
Net (Loss) Income	$ (0.16)	$ 1.06	$ (0.24)	$ 1.84	$ 0.88
Weighted average shares outstanding	41,524	41,927	42,657	43,410	43,735
Diluted (loss) earnings per share:					
Continuing operations	$ (0.14)	$ 1.08	$ (0.14)	$ 2.44	$ 1.17
Discontinued operation[5]	(0.02)	(0.02)	(0.10)	(0.60)	(0.30)
Net (Loss) Income	$ (0.16)	$ 1.06	$ (0.24)	$ 1.84	$ 0.87
Weighted average shares outstanding	41,524	41,928	42,657	43,423	43,906

BALANCE SHEET DATA[1]

	2011	2010	2009	2008	2007
Cash, cash equivalents and short-term investments	$ 87,368	$ 93,175	$ 98,626	$ 58,065	$ 168,462
Equity investment in associated entity[4]	–	–	–	77,066	76,678
Goodwill and other intangible assets[2][6]	533,677	582,298	575,996	583,328	155,993
Assets of discontinued operation[5]	–	2,150	101	2,101	2,936
Total assets	1,904,643	1,951,524	1,969,021	2,034,409	1,578,320
Long-term debt, including current maturities:					
Revolving credit facility and term loan[3]	145,000	20,000	70,000	350,000	98,438
Senior notes[3]	419,517	268,275	267,034	–	–
Senior subordinated notes[3]	–	330,000	330,000	330,000	330,000
Other debt[1]	8,040	10,422	5,328	6,480	22
Liabilities of discontinued operation[5]	–	–	1,014	382	961
Stockholders' equity	841,180	866,237	848,213	885,362	827,671
Cash dividends per share of common stock	$ 0.40	$ 0.40	$ 0.36	$ 0.34	$ 0.335

Non-GAAP Financial Information and Reconciliation – Income (loss) from continuing operations, and diluted earnings (loss) per share from continuing operations, as adjusted, set forth below are non-GAAP (other than generally accepted accounting principles) financial measures presented as supplemental disclosures to net income (loss), diluted earnings (loss) per share, income (loss) from continuing operations, and diluted earnings (loss) per share from continuing operations. Non-GAAP income and diluted earnings per share from continuing operations below are derived by adjusting GAAP basis amounts as described below in the indicated footnotes. The following schedule separately presents individual corresponding GAAP amounts and adjustments net of taxes, and reconciles non-GAAP financial measures below to their most directly comparable information presented using GAAP. See Note 2, 5, 6, and 14 for additional information on the impairment of goodwill and other assets, loss on early debt redemption and refinancing and discontinued operations.

This non-GAAP financial information is presented nowhere else in this Annual Report. Management believes such non-GAAP information is useful and meaningful to investors because it identifies and separately presents equity investee results, adjusts for transactions that are not reflective of ongoing operating results, and helps in understanding, using and comparing our results of operations separate from equity investees for the periods presented. Management uses the non-GAAP information to assess our operations for the periods presented, analyze performance trends and make decisions regarding future operations because it believes this separate and adjusted information better reflects ongoing operating results. This non-GAAP financial information is not intended to be considered independent of or a substitute for results prepared in accordance with GAAP. This non-GAAP financial information may not be comparable to similarly titled measures used by other entities and should not be considered as alternatives to net income, diluted earnings, or income and diluted earnings per share from continuing operations, determined in accordance with GAAP.

Years Ended December 31:	2011	2010	2009	2008	2007
(in thousands, except per share data)					
Consolidated net (loss) income using GAAP	$ (6,444)	$44,481	$(10,303)	$ 80,040	$ 38,394
Loss from discontinued operation[5]	883	782	4,145	25,863	13,190
Consolidated (loss) income from continuing operations	(5,561)	45,263	(6,158)	105,903	51,584
Equity investee losses (earnings)[4]	–	–	76,657	(1,572)	57,422
Impairment of goodwill and other intangible assets[2]	48,609	–	4,407	–	–
Loss on early debt redemption and refinancing[3]	4,471	–	–	–	–
Non-GAAP income from continuing operations	$47,519	$45,263	$ 74,906	$104,331	$109,006
Consolidated diluted (loss) earnings per share using GAAP	$ (0.16)	1.06	$ (0.24)	$ 1.84	$ 0.87
Discontinued operation[5]	0.02	0.02	0.10	0.60	0.30
Consolidated diluted (loss) earnings per share from continuing operations	(0.14)	1.08	(0.14)	2.44	1.17
Equity investee losses (earnings)[4]	–	–	1.80	(0.04)	1.31
Impairment of goodwill and other intangible assets[2]	1.17	–	0.10	–	–
Loss on early debt redemption and refinancing[3]	0.11	–	–	–	–
Non-GAAP diluted earnings per share from continuing operations	$ 1.14	$ 1.08	$ 1.76	$ 2.40	$ 2.48

(1) We purchased NHMS on January 11, 2008 for cash of approximately $340.0 million and KyS on December 31, 2008 through satisfaction of $63.3 million in debt, payment of $7.5 million over 5 years, and contingent additional consideration of $7.5 million over 5 years. These purchases were funded with available cash and borrowings under our credit facility. The purchase method was used to account for these acquisitions and the results of operations after acquisition are included in our consolidated statements of operations. As further described in Notes 5 and 6 to the Consolidated Financial Statements, other debt pertains to two obligations associated with the purchase of KyS. The 2010 increase in other debt reflects an additional contingent obligation recorded upon satisfaction of certain triggering conditions.

(2) In 2011, a non-cash impairment charge (with no income tax benefit) was reflected to reduce goodwill related to NHMS to estimated fair value. In 2009, a non-cash charge (with income tax benefits of $2.9 million) was reflected related to other intangible assets and goodwill associated with potentially unfavorable developments for certain promotional contracts and operations of TSI. See Notes 2 and 5 to the Consolidated Financial Statements for additional information for these charges.

(3) As further described in Note 6 to the Consolidated Financial Statements, in the first quarter 2011, we amended and restated our Credit Facility, including a four-year term loan (the Credit Facility), issued 6¾% Senior Notes due 2019 (the 2011 Senior Notes) at par, and redeemed our 6¾% Senior Subordinated Notes previously due 2013 with proceeds from the 2011 Senior Notes issuance, Term Loan borrowings of $150.0 million and cash on hand. Loss on early debt redemption and refinancing represents a charge to earnings (before income taxes of $2.9 million), for the tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements. In May 2009, we issued 8¾% senior notes (the 2009 Senior Notes) in aggregate principal amount of $275.0 million at 96.8% of par value, and net issuance proceeds were used to reduce outstanding Credit Facility borrowings.

(4) The Company and ISC equally own a joint venture, operating independently as Motorsports Authentics (MA) to produce, market and sell exclusive and non-exclusive licensed motorsports collectible and consumer products. We use the equity method of accounting for our 50% ownership in MA. The carrying value of our MA equity investment was reduced to $0 at December 31, 2009, reflecting our 50% share of MA's sizable 2009 and 2007 non-cash impairment charges and historical operating results, all with no income tax benefits. Under equity method accounting, beginning in 2010, we no longer record our 50% share of MA operating losses, if any, unless and until this carrying value is increased from additional Company investments in MA or to the extent of future MA operating profits, if any. See Note 2 to the Consolidated Financial Statements for additional information.

(5) As further described in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in the fourth quarter 2008. The net assets and operating results for these oil and gas activities, including all prior periods presented, have been reclassified as discontinued operations. The estimated fair values of our consolidated foreign investments in oil and gas operations were found substantially diminished and written off as of December 31, 2008 through an impairment charge included in our 2008 loss from discontinued operation. Loss from discontinued operation is reported net of income tax benefits of $1.7 million for 2008 and $6.4 million for 2007, and there were no income tax benefits for 2009, 2010 or 2011.

(6) Increases in the gross carrying value of other intangible assets and goodwill in 2008 reflect purchase accounting for our NHMS acquisition. Other intangible assets acquired consist of nonamortizable race event sanctioning and renewal agreements to annually host two NASCAR Sprint Cup and one NASCAR Nationwide Series racing events. As further described in Note 5 to the Consolidated Financial Statements, goodwill increased in 2010 from reflecting an obligation for additional purchase consideration associated with our 2008 KyS purchase upon satisfaction of certain triggering conditions.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition as of December 31, 2011 should be read in conjunction with our Consolidated Financial Statements and accompanying Notes appearing elsewhere in this report. Also, additional information on our revenues and operations can found above in "Business – General Overview and Operating Strategy".

We promote outdoor motorsports events. We derive a substantial portion of our total revenues from admissions, event related and NASCAR broadcasting revenue. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, among other things. Although we sell a substantial number of tickets well in advance of our larger events, poor weather conditions can have a negative effect on our results of operations. Poor weather can affect current periods as well as successive events in future periods because consumer demand can be affected by the success or experience of past events.

Management believes our financial performance has not been materially affected by inflation.

RESULTS OF OPERATIONS

Our revenues and expenses are classified in the following categories because they are important to, and used by, management in assessing operations: admissions, event related revenue, NASCAR broadcasting revenue, and other operating revenue. "Admissions" includes ticket sales for all of our events. "Event related revenue" includes amounts received from sponsorship and naming rights fees, luxury suite rentals, event souvenir merchandise sales, commissions from food and beverage sales, advertising and other promotional revenues, hospitality revenues, track rentals, driving school and karting revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues. "NASCAR broadcasting revenue" includes rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at the Company's speedways.

"Other operating revenue" includes: certain merchandising revenues of SMI Properties and TSI; car and part sales of US Legend Cars; restaurant, catering and membership income from the Speedway Clubs at CMS and TMS; revenues of Oil-Chem, which produces an environmentally-friendly micro-lubricant®; TMS oil and gas mineral rights lease revenues; and industrial park and office rentals. "Earnings or losses on equity investees" includes our 50% share of MA merchandising joint venture equity investee profits or losses. Our revenue items produce different operating margins. Broadcast rights, sponsorships, ticket sales, commissions from food and beverage sales, and luxury suite and track rentals produce higher margins than non-event merchandise sales, as well as sales of US Legend Cars, Oil-Chem, SMI Properties, TSI or other operating revenues.

We classify our expenses to include direct expense of events, NASCAR purse and sanction fees, and other direct operating expense, among other categories. "Direct expense of events" principally includes cost of souvenir sales, non-NASCAR race purses and sanctioning fees, property and event insurance, compensation of certain employees, advertising, sales and admission taxes, cost of driving school and karting revenues, event settlement payments to non-NASCAR sanctioning bodies and outside event support services. "NASCAR purse and sanction fees" includes payments to, and portions of broadcasting revenues retained by, NASCAR for associated events held at our speedways. "Other direct operating expense" includes the cost of certain SMI Properties and TSI merchandising, US Legend Cars, Speedway Clubs, Oil-Chem and industrial park and office tower rental revenues.

See Note 13 to the Consolidated Financial Statements for financial information on our reporting segments.

Racing Events – In 2012, we plan to hold 24 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 11 Nationwide Series racing events. We also plan to hold eight NASCAR Camping World Truck Series, four NASCAR K&N Pro Series, two IndyCar, six major NHRA, and three WOO racing events.

In 2011, the Company held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events. The Company also held nine NASCAR Camping World Truck Series racing events, four NASCAR K&N Pro Series racing events, five IndyCar racing events, six major NHRA racing events, one US Legend Cars international circuit, and three WOO racing events. In 2010, the Company held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events, eight NASCAR Camping World Truck Series, three NASCAR K&N Pro Series, three IndyCar, six major NHRA, one US Legend Cars international circuit, three WOO, and one ARCA Series racing event. In 2009, the Company held 23 major racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series, eight NASCAR Camping World Truck Series, three IndyCar, five major NHRA, two ARCA, and three WOO racing events.

Set forth below is certain comparative summary information with respect to our major (Sprint Cup and Nationwide Series) NASCAR-sanctioned racing events scheduled for 2012 and held in 2011, 2010 and 2009:

	Number of major NASCAR-sanctioned events			
	2012	2011	2010	2009
1st Quarter	4	4	5	6
2nd Quarter	8	6	9	8
3rd Quarter	8	9	5	3
4th Quarter	4	4	4	5
Total	24	23	23	22

The table below shows the relationship of our income and expenses relative to total revenue for the three years ended December 31, 2011:

	Percentage of Total Revenue		
Years Ended December 31:	2011	2010	2009
Revenues:			
Admissions	25.7%	27.7%	29.6%
Event related revenue	32.3	31.2	32.5
NASCAR broadcasting revenue	36.7	35.6	31.6
Other operating revenue	5.3	5.5	6.3
Total revenues	100.0	100.0	100.0
Expenses and other:			
Direct expense of events	21.0	20.0	18.3
NASCAR purse and sanction fees	23.8	23.8	22.4
Other direct operating expense	4.0	4.3	4.8
General and administrative	17.7	17.0	15.3
Depreciation and amortization	10.7	10.5	9.5
Interest expense, net	8.3	10.3	8.2
Impairment of goodwill and other intangible assets	9.6	–	1.3
Loss on early debt redemption and refinancing	1.5	–	–
Equity investee losses	–	–	13.9
Other (income) expense, net	(0.1)	(0.1)	0.1
Total expenses and other	96.5	85.8	93.8
Income from continuing operations before income taxes	3.5	14.2	6.2
Income tax provision	(4.6)	(5.1)	(7.3)
(Loss) income from continuing operations	(1.1)	9.1	(1.1)
Loss from discontinued operation, net of taxes	(0.2)	(0.2)	(0.8)
Net (Loss) Income	(1.3)%	8.9%	(1.9)%

NEAR-TERM OPERATING FACTORS

There are many factors that affect our growth potential, future operations and financial results, including the following operating factors that are discussed below or elsewhere in this report as indicated.

Items discussed in this section:

- General factors and current operating trends, including ongoing uncertainty due to weak economic conditions, high fuel and food prices, high unemployment and tight credit and financial markets (also discussed in Item 1A "Risk Factors")
- Our long-term, multi-year contracted revenues are significant
- 2012 earnings guidance

Items discussed elsewhere in indicated sections of this report:

- Industry overview, including ongoing improvements in our sport (discussed in Item 1 "Business – Industry Overview")
- Reduced interest costs from 2011 issuance of 6¾% Senior Notes due 2019, Credit Facility amendment and restatement, and early redemption of 6¾% Senior Subordinated Notes (discussed in Item 1A "Risk Factors", below in "Future Liquidity" and Note 6 to the Consolidated Financial Statements)
- Eight-year NASCAR broadcasting rights agreement (discussed in Item 1 "Industry Overview" and below in "Future Liquidity")
- Quarterly cash dividends on common stock (discussed below in "Liquidity and Capital Resources – Dividends")

General Factors and Current Operating Trends – Management believes many of our revenue categories were, and may continue to be, negatively impacted by declines in consumer and corporate spending from the recession, high fuel and food prices, high unemployment, difficult credit and housing markets, low levels of consumer confidence, sizable stock market volatility and other economic factors, including adversely impacting recreational and entertainment spending. The strength and duration of recovery in the US economy currently remains uncertain. Higher fuel prices, particularly given the elevated geopolitical tensions in the Middle East and other foreign regions, could significantly impact consumer spending, economic recovery and our future results. Government responses and actions may or may not successfully restore long-term stability to the credit and consumer markets and improved economic conditions. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could lead to higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. Whether or when these severe conditions might further improve cannot be determined at this time. Each of these negative factors, and particularly when combined, have and may further adversely impact various industries of our present and potential consumer and corporate customers, resulting in continued or further spending declines that could adversely impact our revenues and profitability. See Item 1A "Risk Factors" for additional information on the ongoing recessionary conditions, financial market disruptions and geopolitical risks.

For our 2012 events, similar to 2011, management has further reduced many ticket prices, and continues to offer extended payment terms to many ticket buyers (although generally not beyond when events are held) to help foster fan support and mitigate any near-term demand weakness. Many of our fans are purchasing tickets closer to event dates and we have initiated various promotional campaigns to incentivize earlier ticket purchasing and season ticket package renewal. We continually search for new and innovative promotional campaigns to foster attendance by families, particularly those with younger children and teenagers. Also, we are increasingly investing in social media advertising and web-based applications to attract, and provide contemporary interactive digital and enhanced entertainment experiences for, our younger demographic markets. Almost four million fans attended our events in 2011, demonstrating that demand and appeal for motorsports entertainment in our markets has remained strong even in challenging circumstances. As described below, much of our future revenues are already contracted under television broadcasting rights and other long-term contracts.

Admission revenues for 2011 reflect lower average ticket prices and, to a lesser extent, fewer fans attending our race events. Lower ticket prices in 2011 constitute approximately 78% of the total decline in admissions revenues for NASCAR-sanctioned racing events as compared to 2010. We have increased promotional activities to help offset the ongoing impact of these adverse economic and market conditions. SMI's seasonal and event based business model results in relatively long revenue cycles because many tickets and event related revenues are sold well in advance. As such, it may take relatively longer for SMI's results to again reflect sales growth as economic conditions improve. While lower ticket prices and extended payment terms can affect operating margins and lengthen cash flow cycles as compared to historical levels, management believes these are prudent measures in the current operating environment.

As described below, much of our future revenues are already contracted under television broadcasting rights and other long-term contracts. For 2012, all of our NASCAR Sprint Cup and most of our Nationwide Series event sponsorships are already sold, and many for years beyond 2012. The 2011 television ratings, particularly for the NASCAR Sprint Cup Series, as well as the NASCAR Nationwide and Camping World Truck Series, have shown increases over last year. In 2011, the Sprint Cup Series continued as the second highest rated regular season televised sport behind only the National Football League, and was the first or second highest televised sport 21 out of 33 point event weekends. Also, the NASCAR Nationwide Series was the second, and the NASCAR Camping World Truck Series was the third, highest rated motorsports series on television in 2011. In 2012, similar to past and future years, NASCAR continues to make refinements to racing rules, championship points formats, technical changes and other adjustments as a sanctioning body to enhance on-track racing competition and excitement and generate additional fan interest. See Item 1 "Business – Industry Overview" and "Future Liquidity" below for additional information on changes and improvements in our sport, increased television ratings and expanding viewership, and widening demographics.

As further described in Item 1A "Risk Factors", a lack of competitiveness in Sprint Cup Series races, the closeness of the championship points race, race car driver popularity, and the success of NASCAR racing in general, in any particular racing season, can also significantly impact our operating results. These and similar factors can affect attendance at NASCAR Sprint Cup and Nationwide racing events, as well as corporate marketing interest, that can significantly impact our operating results. All of the aforementioned factors, among others, can have a material adverse impact on our future operating results, cash flows and growth. However, management believes our strong operating cash flow will continue, and that ticket demand and corporate marketing and promotional spending will increase as the economy improves.

Our Long-term, Multi-year Contracted Revenues Are Significant – Much of our total revenue is generated under long-term contracts. For example, the term of the eight-year NASCAR television broadcast agreement is through 2014, and many of our sponsorships and other corporate marketing contracts are for multiple years. Also, we have contracted revenues under several long-term operating leases for various office, warehouse and industrial park space to various entities largely involved in motorsports. Management believes the substantial amount of total revenue generated under such long-term contracts helps stabilize our financial resilience and profitability, particularly during difficult economic conditions. Management believes the attractive demographics surrounding motorsports and our premier markets, where we own first class facilities continue to provide substantial opportunities for increasing our number of longer-term sponsorship partners and commitments. Our naming rights agreement that renamed Sears Point Raceway as Infineon Raceway expires in early 2012. The expiring agreement has provided significant contracted revenues over its ten-year term. However, the annual contracted revenue we receive under this agreement is not material. There can be no assurance we will execute any replacement agreements on acceptable terms. Future costs incurred for renaming the speedway facility, and replacing promotional signage, materials and merchandise, are not expected to have a material adverse effect on our future financial condition, operating results or cash flows. Also, we expect lower revenue from our ancillary rights agreements in 2012 as further discussed below in "Future Liquidity—Eight-year NASCAR Broadcasting and Multi-year Ancillary Rights Agreements".

2012 Earnings Guidance – In connection with our fourth quarter and full year 2011 earnings release, management provided full year 2012 guidance of $0.90-$1.20 per diluted share from continuing operations. The wide range of earnings guidance reflects the continuing negative impact of uncertain economic conditions, as well as the timing and pace of economic recovery. The guidance also reflects expiration of Infineon Raceway's naming rights agreement and reduced NASCAR ancillary rights revenues. High or increasing fuel and food prices, particularly given the geopolitical tensions in the Middle East and other foreign regions, could significantly impact our future results.

YEAR OVER YEAR COMPARISONS OF OPERATING RESULTS

In addition to the comparative information below, certain non-GAAP financial information is set forth in Item 6 "Selected Financial Data" which management believes, among other things, helps in understanding and comparing our results of operations. Also, due to the economic and other factors described above in "Near-term Operating Factors", management believes admissions, many event related revenue categories, and other operating revenues reflected below continue to be negatively impacted by low consumer and corporate spending due to the weak economic conditions, high fuel and food prices, high unemployment, and difficult consumer credit and housing markets. Poor weather can negatively affect current events, particularly attendance, as well as successive events in future periods because past fan and other customer event experience can impact future demand.

In 2011, similar to 2010, management reduced many ticket prices to help foster fan support and mitigate any near-term demand weakness. Admission revenues for 2011 reflect lower average ticket prices and, to a lesser extent, fewer fans attending our race events. While lower ticket prices can affect operating margins as compared to historical levels, management believes these are prudent measures in the current operating environment.

The more significant racing schedule changes during the last three years include (changes for 2011 hereafter are referred to as the "2011 Race Date Realignments"):

- KyS held one realigned NASCAR Sprint Cup Series racing event in 2011 that was held at AMS in 2010 and 2009
- In 2011, one NASCAR Sprint Cup Series racing event at AMS was postponed and rescheduled due to poor weather
- LVMS and NHMS held IndyCar Series racing events in 2011 that were not held in 2010 or 2009
- In 2010, one NASCAR Sprint Cup and one Nationwide Series racing event at TMS were postponed and rescheduled due to poor weather
- In 2011 and 2010, CMS held a major NHRA Nationals racing event and a holiday season event that were not held in 2009
- US Legend Cars conducted an international circuit racing event at CMS in 2011 and 2010 that was not held in 2009
- In 2009, one NASCAR Sprint Cup Series racing event at CMS was postponed and shortened due to poor weather

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

Total Revenues for 2011 increased by $3.6 million, or 0.7%, over such revenues for 2010 due to the factors discussed below.

Admissions for 2011 decreased by $8.9 million, or 6.4%, from such revenue for 2010. This decrease is due to lower average ticket prices and, to a lesser extent, lower overall admissions at NASCAR-sanctioned and other racing events held in 2011. Lower ticket prices in 2011 constitute approximately 78% of the total decline in admissions revenues for NASCAR-sanctioned racing events as compared to 2010. The overall decrease was partially offset by the 2011 Race Date Realignments, particularly KyS's NASCAR and, to a much lesser extent, NHMS's IndyCar race events.

Along with the ongoing weak economic conditions further described above, management believes admissions were also negatively impacted by poor weather surrounding NASCAR racing events held at AMS in the third quarter 2011, including rescheduling of its NASCAR Sprint Cup race from Sunday to Tuesday.

Event Related Revenue for 2011 increased by $6.9 million, or 4.4%, over such revenue for 2010. This increase reflects the 2011 Race Date Realignments, particularly KyS's NASCAR, and LVMS's and NHMS's IndyCar, events. The increase also reflects higher track rentals, driving school, souvenir merchandising, radio broadcasting, food and beverage concessions and other event related revenues in 2011. The overall increase was partially offset by declines of approximately 4% for event related revenues associated with NASCAR-sanctioned racing events held in 2011 as compared to 2010.

NASCAR Broadcasting Revenue for 2011 increased by $6.7 million, or 3.7%, over such revenue for 2010. This increase is due to higher annual contractual broadcast rights fees for NASCAR-sanctioned racing events held in 2011 as compared to 2010.

Other Operating Revenue for 2011 decreased by $1.1 million, or 4.0%, from such revenue for 2010. This decrease is due primarily to lower non-event souvenir merchandising and, to a lesser extent, Oil-Chem revenues, which were partially offset by higher US Legend Cars revenues in 2011 as compared to 2010.

Direct Expense of Events for 2011 increased by $5.4 million, or 5.3%, over such expense for 2010. This increase is due primarily to the 2011 Race Date Realignments, particularly KyS's NASCAR, and LVMS's and NHMS's IndyCar, events. The increase also reflects higher operating costs associated with increased souvenir merchandising revenues and, to a lesser extent, higher operating costs associated with AMS's rescheduled NASCAR Sprint Cup racing event due to poor weather. Admissions and event related revenues directly impact many event expenses such as sales and admission taxes, credit card processing fees, sales commissions and costs of merchandise sales. The overall increase was partially offset by cost reduction efforts for outside event support services and other event expenses.

NASCAR Purse and Sanction Fees for 2011 decreased by $127,000, or 0.1%, from such expense for 2010. This decrease is due primarily to lower annual contractual race purses and sanctioning fees for NASCAR-sanctioned racing events held in 2011. The overall decrease was partially offset by annual contractual race purses and sanctioning fees for other small NASCAR-sanctioned racing events in 2011.

Other Direct Operating Expense for 2011 decreased by $1.5 million, or 6.8%, from such expense for 2010. This decrease is due primarily to lower operating costs associated with the declines in non-event souvenir merchandising and, to a lesser extent, lower Oil-Chem sales in 2011. The overall decrease was partially offset by an increase in operating costs associated with higher US Legend Cars revenues 2011.

General and Administrative Expense for 2011 increased by $3.7 million, or 4.3%, over such expense for 2010. This increase is due to higher operating costs associated indirectly with the 2011 Race Date Realignments, as well as increased compensation, property and other taxes and utilities costs. The increase also reflects a combination of individually insignificant items in 2011.

Depreciation and Amortization Expense for 2011 increased by $1.2 million, or 2.4%, over such expense for 2010. This increase is due primarily to additions to property and equipment at KyS and CMS. This increase is also due to a combination of individually insignificant items.

Interest Expense, Net for 2011 was $42.1 million compared to $52.1 million for 2010. As further described in Note 6 to the Consolidated Financial Statements, we amended and restated our Credit Facility, issued the 2011 Senior Notes and redeemed all outstanding Senior Subordinated Notes in the first quarter 2011. This change reflects the lower interest rates on 2011 Credit Facility borrowings, including the Term Loan, as compared to our former debt arrangements. The change also reflects lower total outstanding debt and higher capitalized interest in 2011 as compared to 2010.

Impairment of Goodwill for 2011 represents a non-cash impairment charge (with no income tax benefit) to reduce the carrying value of goodwill related to NHMS to estimated fair value, resulting from our annual impairment assessment as further described in Note 2 to the Consolidated Financial Statements. This year's annual evaluation reflects lowered estimated future cash flows principally because of the severity and length of the recession extending beyond our previous forecast, reducing visibility on profitability recovery. The goodwill originated upon recording deferred tax liabilities associated with race date intangibles established under purchase method accounting rules. Those rules required deferred tax liabilities be established assuming we would ultimately sell NHMS assets, and not stock, for tax reporting purposes, and prohibit elimination or adjustment notwithstanding such ultimate payment of taxes was, and still is, believed unlikely.

Loss on Early Debt Redemption and Refinancing for 2011 represents a charge to earnings of approximately $7.5 million, before income taxes of $2.9 million, for the tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements as further described in Note 6 to the Consolidated Financial Statements.

Other Income, Net was $342,000 for 2011 compared to $2.4 million for 2010. This change reflects net losses in 2011 as compared to net gains in 2010 on the disposition of property and equipment and other assets. The change also reflects lower unused loan commitment fees in 2011, and a combination of individually insignificant items.

Income Tax Provision. As further discussed in Notes 2 and 8 to the Consolidated Financial Statements, the Company's effective income tax rate for 2011 was 131.0% and for 2010 was 36.3%. The higher 2011 effective income tax rate results primarily from reflecting the goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years. Excluding the non-deductible goodwill impairment charge, the 2011 effective income tax rate would have been 36.1%. The 2010 effective income tax rate reflects the positive impact of decreases in income tax liabilities related to uncertain tax positions for settlements with taxing authorities.

Loss From Discontinued Operation, Net of Taxes. As further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. In 2011, we incurred legal fees and other costs associated with efforts to sell our remaining foreign investment interest. In 2010, we incurred costs primarily for legal and management fees associated with efforts to maximize and preserve remaining investment realizable value, if any, and recovered previously reserved receivables through favorable settlements.

Net Loss for 2011 was $6.4 million compared to net income of $44.5 million for 2010. This change is due to the factors discussed above.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Total Revenues for 2010 decreased by $48.3 million, or 8.8%, from such revenues for 2009 due to the factors discussed below.

Admissions for 2010 decreased by $24.0 million, or 14.7%, from such revenue for 2009. This decrease is due primarily to both lower overall admissions and lower average ticket prices at NASCAR-sanctioned racing events held in 2010. Lower ticket prices in 2010 constitute approximately 50% of the total decline in admissions revenues for NASCAR-sanctioned racing events as compared to 2009. The overall decrease was partially offset by CMS hosting new NHRA Nationals racing and holiday season events in 2010.

Event Related Revenue for 2010 decreased by $22.1 million, or 12.4%, from such revenue for 2009. Approximately 94% of this decrease is due to generally proportional declines in sponsorships, souvenir merchandising, radio broadcasting, luxury suite rentals, food and beverage concessions, and other revenues associated with NASCAR-sanctioned racing events held in 2010 as compared to 2009. The decrease in sponsorship revenues reflects the expiration of CMS's naming rights agreement after 2009. The overall decrease was partially offset by event related revenues associated with the new events held at CMS in 2010.

NASCAR Broadcasting Revenue for 2010 increased by $4.9 million, or 2.8%, over such revenue for 2009. This increase is due primarily to higher annual contractual broadcast rights fees for NASCAR-sanctioned racing events held in 2010 as compared to 2009.

Other Operating Revenue for 2010 decreased by $7.1 million, or 20.4%, from such revenue for 2009. This decrease is due primarily to lower non-event souvenir merchandising and, to a much lesser extent, Oil-Chem revenues in 2010.

Direct Expense of Events for 2010 decreased by $79,000, or 0.1%, from such expense for 2009. This decrease is due primarily to approximately 6% lower operating costs associated with NASCAR-sanctioned racing events because of lower attendance, souvenir merchandise and other event related revenues in 2010. The decrease also reflects cost reduction efforts for outside event support services, facilities maintenance, and equipment rentals, among other event expenses. The decrease was also due to lower insurance costs in 2010 as compared to 2009. The overall decrease was partially offset by increased event advertising costs of approximately 19%, and by operating costs of the new events held at CMS in 2010.

NASCAR Purse and Sanction Fees for 2010 decreased by $2.8 million, or 2.3%, from such expense for 2009. This decrease is due to lower annual contractual race purses and sanctioning fees for NASCAR-sanctioned racing events held in 2010.

Other Direct Operating Expense for 2010 decreased by $4.4 million, or 16.6%, from such expense for 2009. This decrease is due primarily to approximately 50% lower operating costs because of the declines in non-event souvenir merchandising revenues in 2010. The overall decrease was partially offset by an increase in operating costs associated with US Legend Cars, particularly advertising.

General and Administrative Expense for 2010 increased by $1.5 million, or 1.7%, over such expense for 2009. This increase is due primarily to higher property and other taxes and professional fees in 2010 as compared to 2009. The overall increase was partially offset by lower compensation costs in 2010.

Depreciation and Amortization Expense for 2010 increased by $108,000, or 0.2%, over such expense for 2009. This increase is due to a combination of individually insignificant items.

Interest Expense, Net for 2010 was $52.1 million compared to $45.1 million for 2009. This change reflects interest expense associated with the 2009 Senior Notes issued in May 2009, higher average interest rates on Credit Facility borrowings and, to a lesser extent, lower investment earnings in 2010 as compared to 2009. Those changes were partially offset by lower average Credit Facility borrowings outstanding and, to a lesser extent, higher capitalized interest in 2010. See Note 6 to the Consolidated Financial Statements for additional information.

Equity Investee Losses for 2009 were $76.7 million, representing our 50% share of joint venture equity investee operating results, including sizable impairment charges of approximately $74.5 million to reduce MA's business net assets to estimated fair value of $0 at December 31, 2009 (with no income tax benefits), as further discussed in Note 2 to the Consolidated Financial Statements. Under equity method accounting, we no longer record our 50% share of MA operating losses, if any, unless and until this carrying value is increased from additional Company investments in MA or to the extent of future MA operating profits, if any.

Impairment of Intangible Assets in 2009 represents a non-cash, pre-tax charge related to other intangible assets and goodwill associated with potentially unfavorable developments for certain promotional contracts and operations of TSI as further discussed in Note 5 to the Consolidated Financial Statements.

Other Income, Net for 2010 was $2.4 million compared to other expense, net of $337,000 for 2009. This change reflects income associated with dispositions of certain TMS and SMI property recognized in 2010, and a loss recognized on disposal of certain LVMS property and equipment in 2009. The remainder of the change was due to a combination of individually insignificant items.

Income Tax Provision. As further discussed in Notes 2 and 8 to the Consolidated Financial Statements, the Company's effective income tax rate for 2010 was 36.3% and for 2009 was 118.1%. The lower 2010 effective income tax rate reflects the positive impact of decreases in income tax liabilities related to uncertain tax positions for settlements with taxing authorities. The higher 2009 effective income tax rate reflects increases in valuation allowances against deferred tax assets associated with equity investee losses because management determined that ultimate realization is not more likely than not. The 2009 tax rate was positively impacted by decreases in income tax liabilities related to settlements with taxing authorities. Without the valuation allowances, the Company's effective tax rate for 2009 would have been 30.4%.

Loss From Discontinued Operation, Net of Taxes. As further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. We incurred costs primarily for legal and management fees associated with efforts to maximize and preserve remaining investment realizable value, if any, and recovery of previously reserved receivables through favorable settlements. Such costs were lower, and recoveries were higher, in 2010 as compared to 2009.

Net Income for 2010 was $44.5 million compared to net loss of $10.3 million for 2009. This change is due to the factors discussed above.

SEASONALITY AND QUARTERLY RESULTS

Our business has been, and is expected to remain, somewhat seasonal. We recognize revenues and operating expenses for all events in the calendar quarter in which conducted. Concentration of racing events in any particular future quarter, and the growth in our operations, including speedway acquisitions, with attendant increases in overhead expenses, may tend to minimize operating income in respective future quarters. For example, one annual NASCAR Sprint Cup race was realigned from a first quarter event at AMS to a third quarter event at KyS in 2011, and one annual NASCAR Sprint Cup race at NHMS was moved to the third quarter 2011 from the second quarter 2010. Also for next year, KyS's annual NASCAR Sprint Cup race date is scheduled to move to the second quarter 2012 from the third quarter 2011. These realignments significantly increase or decrease quarterly operating income, corresponding with the move of race dates between quarters. Racing schedules may change from time to time, which can lessen the comparability of operating results between quarters of successive years and increase or decrease the seasonal nature of our motorsports business.

The quarterly information below shows excerpted results from our Quarterly Reports on Form 10-Q filed in the years ended December 31, 2011 and 2010. See "Results of Operations – Racing Events" and "Year Over Year Comparisons of Operating Results" above for additional information on our major NASCAR-sanctioned racing events held in 2011 and 2010. As further described in the Consolidated Financial Statements, we recorded a loss on early debt redemption and refinancing in the first quarter 2011 (Note 6), an impairment charge on goodwill in the second quarter 2012 (Note 2), and received a favorable settlement in the fourth quarter 2010 pertaining to discontinued oil and gas operations, which had been previously reserved (Note 14). As further described in Note 8 to the Consolidated Financial Statements, the effective income tax rate for 2011 is substantially higher than 2010 primarily due to reflecting the goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years. Also, the fourth quarter and full year 2011 effective income tax rates reflect valuation allowances against certain deferred tax assets because management has determined that ultimate realization is not more likely than not.

Comparability of the fourth quarter information below was also impacted by the following race schedule changes:

- KyS held one IndyCar and one NASCAR Camping World Truck race in the fourth quarter 2011 that were held in the third quarter 2010
- LVMS held one NASCAR Camping World Truck race in the fourth quarter 2011 that was held in the third quarter 2010, and one IndyCar race in the fourth quarter 2011 that was not held in 2010

Where computations are anti-dilutive, reported basic and diluted per share amounts below are the same. As such, individual quarterly per share amounts may not be additive. Individual quarterly amounts also may not be additive due to rounding.

	2011 (unaudited)					2010 (unaudited)				
	(dollars in thousands, except per share amounts)									
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$86,675	$153,079	$176,954	$89,137	$505,845	$118,455	$177,642	$123,230	$82,916	$502,243
Total expenses and other	92,632	167,394	137,048	90,851	487,925	101,211	137,149	110,906	81,892	431,158
Impairment of goodwill	–	48,609	–	–	48,609	–	–	–	–	–
Loss on early debt redemption and refinancing	7,433	23	–	–	7,456	–	–	–	–	–
(Loss) income from continuing operations	(1,244)	(28,094)	23,903	(126)	(5,561)	10,255	24,054	6,994	3,960	45,263
(Loss) income from discontinued operation, net of taxes	(274)	(179)	(158)	(272)	(883)	(1,277)	(1,034)	(535)	2,064	(782)
Net (loss) income	$ (1,518)	$ (28,273)	$ 23,745	$ (398)	$ (6,444)	$ 8,978	$ 23,020	$ 6,459	$ 6,024	$ 44,481
Basic (loss) earnings per share:										
Continuing operations	$ (0.03)	$ (0.68)	$ 0.58	$ (0.00)	$ (0.14)	$ 0.24	$ 0.57	$ 0.16	$ 0.09	$ 1.08
Discontinued operation	(0.01)	–	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.01)	0.05	(0.02)
Net (loss) income	$ (0.04)	$ (0.68)	$ 0.57	$ (0.01)	$ (0.16)	$ 0.21	$ 0.55	$ 0.15	$ 0.14	$ 1.06
Diluted (loss) earnings per share:										
Continuing operations	$ (0.03)	$ (0.68)	$ 0.58	$ (0.00)	$ (0.14)	$ 0.24	$ 0.57	$ 0.16	$ 0.09	$ 1.08
Discontinued operation	(0.01)	–	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.01)	0.05	(0.02)
Net (loss) income	$ (0.04)	$ (0.68)	$ 0.57	$ (0.01)	$ (0.16)	$ 0.21	$ 0.55	$ 0.15	$ 0.14	$ 1.06
Major NASCAR-sanctioned events	4	6	9	4	23	5	9	5	4	23

LIQUIDITY AND CAPITAL RESOURCES

We have historically met our working capital and capital expenditure requirements through a combination of cash flows from operations, bank borrowings and other debt and equity offerings. Significant changes in our financial condition and liquidity in 2011 resulted primarily from:

(1) net cash provided by operations amounting to $134.3 million
(2) borrowings of long-term debt amounting to $330.0 million (to redeem Senior Subordinated Notes)
(3) repayment of long-term debt amounting to $388.0 million
(4) payment of quarterly cash dividends amounting to $16.6 million
(5) payment of debt redemption premium and refinancing costs amounting to $11.3 million
(6) repurchases of common stock amounting to $3.9 million
(7) cash outlays for capital expenditures amounting to $59.3 million

As further discussed in Notes 2, 4, 6, 8, and 9 to the Consolidated Financial Statements, we had the following contractual obligations as of December 31, 2011 (in thousands):

	Payments Due By Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Cash Obligations[1]					
Current liabilities, excluding deferred race event income	$ 41,445	$ 41,445	–	–	–
Long-term debt, bank credit facility and senior notes[2]	572,557	17,540	$ 34,055	$370,962	$150,000
Payable to affiliate	2,594	–	–	–	2,594
Other liabilities	2,896	–	–	2,896	–
Interest on fixed rate debt obligations[3]	178,955	34,648	68,819	54,394	21,094
Deferred income taxes	366,898	–	–	–	366,898
Interest on floating rate credit facility debt[3]	10,360	3,801	6,356	203	–
NASCAR purse and sanction fees[4]	123,180	123,180	–	–	–
Contracted capital expenditures[1]	4,044	4,044	–	–	–
Operating leases	3,988	910	881	759	1,438
Total Contractual Cash Obligations	$1,306,917	$225,568	$110,111	$429,214	$542,024

	Commitment Expiration By Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Other Commercial Commitments					
Letters of credit	$ 892	$ 892	–	–	–
Contingent guarantee obligation	1,226	1,226	–	–	–
Total Other Commercial Commitments	$ 2,118	$ 2,118	–	–	–

(1) Contractual cash obligations above exclude: (a) income taxes that may be paid in future periods and not reflected in accrued and deferred income taxes (cash paid for income taxes was approximately $2.5 million in 2011); (b) income tax liabilities of approximately $1.7 million as of December 31, 2011 for unrecognized tax benefits due to uncertainty on the timing of related payments, if any; and (c) capital expenditures that may be made although not under contract (cash paid for capital expenditures was approximately $59.3 million in 2011).

(2) Long-term debt payments include our Credit Facility, including minimum required quarterly principal payments of $3.8 million under the Term Loan, and the 2011 Senior Notes and 2009 Senior Notes as further described in Note 6 to the Consolidated Financial Statements. As of December 31, 2011, the Company had availability for borrowing up to an additional $89.1 million, including up to an additional $49.1 million in letters of credit.

(3) Interest payments for fixed rate debt pertain to the 2011 6¾% Senior Notes due 2019 and the 2009 8¾% Senior Notes due 2016. Interest payments for the floating rate Credit Facility, including the Term Loan, are estimated based on outstanding borrowings aggregating $145.0 million and average interest rates of 2.8% in 2011. The Credit Facility is scheduled to expire in January 2015, and no estimated interest payments beyond that date are reflected.

(4) NASCAR purse and sanction fees for each upcoming racing season (or year) are negotiated with NASCAR on an annual basis. Contracted fees include anticipated cash payments to NASCAR and 35% of broadcasting revenues to be retained by NASCAR as currently negotiated for 2011. Both cash payments to, and amounts retained by, NASCAR as reflected above correspond with the reporting of NASCAR broadcasting revenues and NASCAR purse and sanction fees. Fees for years after 2012 have not yet been negotiated, could increase or decrease, and could change substantially should future race schedules change.

FUTURE LIQUIDITY

As of December 31, 2011, our cash and cash equivalents totaled $87.4 million, outstanding borrowings under the Credit Facility amounted to $145.0 million, including Term Loan borrowings of $135.0 million, and outstanding letters of credit amounted to $892,000. At December 31, 2011, we had availability for borrowing up to an additional $89.1 million, including up to an additional $49.1 million in letters of credit, under the Credit Facility. At December 31, 2011, net deferred tax liabilities totaled $361.0 million. While primarily representing the tax effects of temporary differences between financial and income tax bases of assets and liabilities, the likely future reversal and payment of net deferred income tax liabilities could negatively impact cash flows from operations in the years in which reversal occurs (see Note 2 to the Consolidated Financial Statements on deferred income taxes pertaining to our 2008 NHMS acquisition).

We anticipate that cash from operations and funds available through our Credit Facility will be sufficient to meet our operating needs at least through the next twelve months, including estimated planned capital expenditures, additional repurchases of common stock, if any, income tax liabilities, payment of future declared dividends, if any, and additional investments, loans or funding of contingent obligations pertaining to our MA joint venture, if any. Based upon anticipated future growth and financing requirements, we may, from time to time, engage in additional financing of a character and in amounts to be determined. We may, from time to time, redeem or retire our debt securities, and purchase our debt and equity securities, depending on liquidity, prevailing market conditions, permissibility under the Credit Facility, 2009 Senior Notes and 2011 Senior Notes, and other factors as the Board of Directors, in its sole discretion, may consider relevant. Our debt agreements do not restrict the ability of our subsidiaries to transfer, advance or dividend funds to the parent company, SMI, or other subsidiaries. While management expects to continue to generate positive cash flows from our existing speedway operations, additional liquidity and other resources could be needed to fund continued growth, including the continued expansion and improvement of our speedways, other facilities and ancillary businesses.

The terms and conditions of our debt agreements are discussed below and in Note 6 to the Consolidated Financial Statements. Although our 2011 financing transactions did not substantially change our overall outstanding debt levels, our Credit Facility contains lower adjustable interest rate tiers and less restrictive financial ratio covenants, and the structured repayment of the Term Loan borrowings over four years is expected to reduce our indebtedness levels, leverage and future interest costs earlier than under our previous debt structure.

Bank Credit Facility – We have a long-term, senior secured revolving Credit Facility with a syndicate of banks led by Bank of America, N.A. as administrative agent and lender. Borrowings can be used to refinance existing indebtedness, and for working capital, capital expenditures, permitted investments, acquiring additional motor speedways and related businesses, and other corporate purposes, subject to specified limitations. Our Credit Facility, among other things, provides a four-year $100.0 million senior secured revolving credit facility, a four-year $150.0 million secured term loan, and matures in January 2015. Interest is based, at our option, upon LIBOR plus 1.75% to 2.75% or the greater of Bank of America's prime rate, Federal Funds rate plus 0.5% or LIBOR plus 1.0%, plus 0.75% to 1.75%. The Credit Facility also contains a commitment fee ranging from 0.35% to 0.55% of unused amounts available for borrowing. The interest rate margins on borrowings and the commitment fee are adjustable periodically based upon certain consolidated total leverage ratios. The Term Loan requires quarterly principal payments of at least $3.8 million.

2011 Senior Notes – Our 6¾% Senior Notes aggregating $150.0 million in outstanding principal at December 31, 2011 were issued in May 2011, mature in February 2019 and interest payments are due semi-annually on February 1 and August 1. We may redeem some or all of the 2011 Senior Notes at annually declining redemption premiums ranging from 103.375% of par in fiscal years beginning February 1, 2015 to par after February 1, 2017, and up to 35% of the 2011 Senior Notes before February 1, 2014 with proceeds from certain equity offerings at a redemption premium of 106.75% of par. We may also redeem some or all of the 2011 Senior Notes before February 1, 2015 at par plus a "make-whole" premium. In the event of a change of control, we must offer to repurchase the 2011 Senior Notes at 101% of par value.

2009 Senior Notes – Our 8¾% Senior Notes aggregating $275.0 million in outstanding principal at December 31, 2011 were issued in 2009, mature in 2016 and interest payments are due semi-annually on June 1 and December 1. We may redeem some or all of the 2009 Senior Notes at annually declining redemption premiums ranging from 104.375% of par in fiscal years beginning June 1, 2013 to par after June 1, 2015, and up to 35% of the 2009 Senior Notes on or before June 1, 2012 with proceeds from certain equity offerings at a redemption premium. In the event of a change of control, we must offer to repurchase the 2009 Senior Notes at 101% of par value.

Other General Debt Agreement Terms and Conditions – Our Credit Facility contains a number of affirmative and negative financial covenants, including requirements that we maintain certain ratios of funded debt to EBITDA and EBIT to interest expense, and minimum net worth. Our Credit Facility, and the Indentures governing the 2009 Senior Notes and the 2011 Senior Notes, among other things, contain certain requirements and restrictive financial covenants and limitations on capital expenditures, acquisitions, dividends, repurchase or issuance of SMI securities, restricted payments, equity and debt security repurchases, limitations or prohibitions on incurring other indebtedness, liens or pledging assets to third parties, consolidation, mergers, transactions with affiliates, guarantees, asset sales, specific types of investments, distributions, redemptions and disposition of property and entering into new lines of business. Our Credit Facility agreement, 2009 Senior Notes Indenture and 2011 Senior Notes Indenture contain cross-default provisions.

We were in compliance with all debt covenants as of December 31, 2011. Management believes the most restrictive financial covenant in our debt agreements is the Credit Facility requirement for maintaining minimum financial ratios of earnings before interest and taxes (EBIT) to interest expense, as defined. The minimum required ratio is no less than 2.25 to 1.0 on December 31, 2011, increasing to 2.5 to 1 on December 31, 2012. Management actively monitors compliance with this and all other financial covenants. If future operating results or events result in ratios below the required minimum, management is prepared to take certain actions to remain compliant. Such actions could include, for example, loan repayments or refinancing, reducing capital expenditures or operating expenses where practical, or obtaining loan compliance waivers. However, we can provide no assurance that further deteriorations in our profitability or cash flows, or other unforeseen negative operating factors or conditions, would not result in non-compliance with this or any other debt covenant. Any such non-compliance could have a material adverse effect on our future financial condition, operating results or cash flows, and our ability to maintain compliance can be affected by events beyond our control. As further described in Item 1A "Risk Factors", possible material adverse effects from non-compliance could include, among others, cross-default under any or all of our debt agreements and acceleration of all amounts outstanding.

General Economic Conditions – As further discussed above in "General Factors and Current Operating Trends", various economic, industry and geopolitical factors have dampened, and could continue to dampen, consumer and corporate spending. We believe this reduced spending will continue to negatively impact admissions and event related revenues, with related effects on our motorsports and non-motorsports activities and future revenues, profitability and cash flows. Our operating results have benefited from relatively lower interest rates under our Credit Facility. Future economic and financial market conditions could result in continuing increases in interest rates and other borrowing costs. At present outstanding debt levels, with increased exposure to variable interest rate fluctuations, higher interest rates would negatively impact our future profitability and cash flows. These factors, as well as others, could make compliance with restrictive financial covenants more difficult. See Item 1A "Risk Factors" for additional risk factors related to our indebtedness and general economic conditions.

Eight-year NASCAR Broadcasting and Multi-year Ancillary Rights Agreements – Broadcasting revenues continue to be a significant long-term revenue source for our core business. Also, NASCAR ratings can impact attendance at our events and sponsorship opportunities. A substantial portion of our profits in recent years has resulted from television revenues received from NASCAR contracts with various television networks. As further described in Part I, Item 1 "Business" of our 2010 Annual Report, we participate in the combined eight-year NASCAR agreements with FOX, ABC/ESPN, TNT and SPEED Channel for the domestic television broadcast rights to all NASCAR Sprint Cup, Nationwide and Camping World Truck Series events for 2007 through 2014. This eight-year NASCAR broadcasting rights arrangement provides us with increases in annual contracted revenues through 2014 averaging 3% per year. Our contracted NASCAR broadcasting revenues totaled approximately $185 million for 2011, and are expected to approximate $193 million for 2012.

The 2011 television ratings, particularly for the NASCAR Sprint Cup Series, as well as the NASCAR Nationwide and Camping World Truck Series, have shown increases over last year. In 2011, the Sprint Cup Series continued as the second highest rated regular season televised sport behind only the National Football League, and was the first or second highest televised sport 21 out of 33 point event weekends. Also, the NASCAR Nationwide Series was the second, and the NASCAR Camping World Truck Series was the third, highest rated motorsports series on television in 2011. In 2011, over 70 million unique viewers watched a NASCAR Sprint Cup Series event, and with the highest percentage of female viewers of any major sport. See Item 1 "Business – Industry Overview" for additional information on ratings, expanding viewership and widening demographics. We believe these increasingly strong ratings, desirable demographic audiences, along with other favorable viewership characteristics, bode well for NASCAR's upcoming broadcast media rights renegotiations.

Management believes this long-term contracted revenue helps stabilize our financial strength, earnings and cash flows. Future changes in race schedules would impact broadcasting revenues. Similar to many televised sports, overall seasonal averages for motorsports may increase or decrease from year to year, and television ratings for certain individual events may fluctuate from year to year for any number of reasons. While this long-term rights agreement will likely result in annual revenue increases over the contract period, associated annual increases in purse and sanction fees paid to NASCAR may continue. The current eight-year television broadcasting agreement with various television networks was negotiated and contracted by NASCAR, and we are not a party to the agreement. Our share of these television broadcast revenues are contracted, and purse and sanction fees are negotiated, with NASCAR on an annual basis for each NASCAR-sanctioned racing event scheduled to be held by us in the upcoming season (year). Under these annual agreements, we are obligated to conduct events in the manner stipulated under the terms and conditions of the respective sanctioning agreements.

In 2001, an ancillary rights package for NASCAR.com, NASCAR Radio, international and other broadcasting, NASCAR images, SportsVision, FanScan, specialty pay-per-view telecasts, and other media content distribution was reached among us, NASCAR and others in the motorsports industry. NASCAR announced this industry-wide total ancillary rights package was for twelve years. The following is based largely on recent information provided to us by NASCAR. Since inception of this rights package, we have received annual shared net revenue of various NASCAR partners such as Turner Sports (NASCAR.COM), SiriusXM Radio and other media content distributors under NASCAR negotiated contracts. SiriusXM Radio has been the largest contributor to the industry's ancillary rights revenue. In 2007, Sirius Satellite Radio, the predecessor to SiriusXM Radio, entered into a five year agreement as NASCAR's exclusive satellite radio partner. Sirius Satellite Radio and XM Satellite Radio have since merged to form Sirius XM Radio. With one fewer satellite media content distributor actively competing for associated distribution rights, NASCAR informed us that recently renegotiated distribution rights agreements with SiriusXM Radio are lower than under previous contracts. As a result, along with other NASCAR efforts to better maximize the industry's ancillary rights, NASCAR informed us that sharable net revenues in 2012 will likely be insignificant. We believe these rights continue to have significant and increasing long-term value, which is not adequately reflected by such 2012 shared revenue. However, we do not presently control the annual profitability shared with industry-wide participants, and there can be no assurance that such annual revenue amounts will or will not continue in any one year. We received significant revenues over the term of this ancillary rights agreement, however, annual amounts have not been material.

Stock Repurchase Program – Our Board of Directors approved a stock repurchase program authorizing SMI to repurchase up to an aggregate of 4.0 million shares of our outstanding common stock from time to time, depending on market conditions, share price, applicable limitations under our various debt agreements, and other factors the Board of Directors or their designees, in their sole discretion, may consider relevant. The purchases can be in the open market or private transactions. The stock repurchase program is presently funded using available cash and cash equivalents. During 2011, we repurchased 255,000 shares of common stock for approximately $3.6 million. As of December 31, 2011, we could repurchase up to an additional 368,000 shares under the current authorization.

CAPITAL EXPENDITURES

Management believes significant growth in our revenues depends, in part, on consistent investment in facilities. As such, we expect to continue to make substantial capital improvements in our facilities. Currently, a number of significant capital projects are underway.

2012 Projects – At December 31, 2011, we had various construction projects underway. Similar to prior years, we plan to continue modernizing and expanding concessions, luxury suites, camping and hospitality areas, restrooms and other fan amenities at our speedway facilities. We plan to invest in social media and web application technology to attract and enhance the entertainment experience of race fans. We also plan to continue improving and expanding on-site roads and available parking, and reconfiguring traffic patterns and entrances to ease congestion and improve traffic flow at our speedways.

At this time, aggregate payments for capital expenditures in 2012 are estimated to approximate $30.0 to $40.0 million. Management plans to fund these capital expenditures with available cash and cash investments, working capital or borrowings under our Credit Facility as needed. Our expansion and improvement plans involve material capital expenditures in 2012 and over several years in amounts not yet finalized. The profitability or success of these and other future capital projects are subject to numerous factors, conditions and assumptions, some of which are beyond our control, and if significantly negative or unfavorable, could result in asset impairments. Future capital spending in excess of current plans could significantly increase our future depreciation expense and outstanding indebtedness and leverage. Each of these factors, if significantly negative or unfavorable, could materially adversely affect our future financial condition or results of operations. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements at our facilities, including:

- undetected soil or land, including environmental, conditions
- additional land acquisition costs
- increases in the cost of construction materials and labor
- unforeseen changes in design
- litigation, accidents or natural disasters affecting the construction site
- national or regional economic changes

In addition, the actual cost could vary materially from estimates if assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Construction is also subject to state and local permitting processes which, if changed, could materially adversely affect the ultimate cost and timing of construction. Should projects be abandoned or substantially decreased in scope due to the inability to obtain necessary permits or other unforeseen negative factors, we could be required to expense some or all previously capitalized costs which could have a material adverse effect on our future financial condition or results of operations.

We continually evaluate new opportunities that will add value for our stockholders, including the acquisition and construction of new speedway facilities, the expansion and development of existing US Legend Cars and Oil-Chem products and markets, and the expansion into new and complementary businesses.

DIVIDENDS

Any decision concerning the payment of quarterly or annual common stock dividends depends upon our results of operations, financial condition and capital expenditure plans, applicable limitations under our various debt agreements, and other factors the Board of Directors, in its sole discretion, may consider relevant. As further described above and in Note 6 to the Consolidated Financial Statements, our Credit Facility allows aggregate payments of dividends and repurchases of SMI securities of up to $50.0 million each year, increasable up to $75.0 million, subject to maintaining certain financial covenants. The 2009 Senior Notes Indenture and the 2011 Senior Notes Indenture permit dividend payments each year of up to $0.48 per share of common stock, increasable subject to meeting certain financial covenants.

On February 22, 2012, our Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million payable on March 15, 2012 to shareholders of record as of March 5, 2012. This 2012 quarterly cash dividend is being paid using available cash and cash investments subject to the limitations and considerations described in the preceding paragraph. This dividend represents a 50% increase over the prior year quarterly dividend, and is being funded in part with cash that would otherwise be available for repurchases of common stock.

OFF-BALANCE SHEET ARRANGEMENTS

As further described in "Liquidity and Capital Resources" above, our Credit Facility provides for a separate sub-limit for letters of credit of up to $50.0 million. As of December 31, 2011, we had aggregate outstanding letters of credit of $892,000. Also, as of December 31, 2011, we had a contingent guarantee obligation associated with an equity investee limited to approximately $1.2 million, which expires in 2013. Should the equity investee have insufficient future financial resources and such obligation remains due, we could be required to fund part or all of the guarantee up to the obligation amount determined at that time. Although reasonably possible that some obligation could arise in the future, the amount, if any, is not reasonably estimable at this time. As such, management believes no obligation should be recorded at this time.

We presently do not have any other off-balance sheet arrangements (including off-balance sheet obligations, guarantees, commitments, or other contractual cash obligations, other commercial commitments or contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenues and expenses, including amounts that are susceptible to change. We continually review our accounting policies and accounting estimates, and the application and effect on our financial statements and disclosures, for conformity with GAAP, including relevance, accuracy, completeness and non-omission of material information. Our critical accounting policies include accounting methods and estimates underlying such financial statement preparation, as well as judgments and uncertainties affecting the application of those policies. In applying critical accounting policies and making estimates, materially different amounts or results could be reported under different conditions or using different assumptions. The following discussion and analysis should be read in conjunction with "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Quantitative and Qualitative Disclosures about Market Risk", and the Consolidated Financial Statements, including the associated Notes, appearing elsewhere in this report. As indicated below, certain accounting policies that are described in the Notes to the Consolidated Financial Statements are not repeated in this section. We believe the critical accounting policies, including amounts involving significant estimates, uncertainties and susceptibility to change, include the following:

The following critical accounting policies are further described in the Notes to the Consolidated Financial Statements where indicated below:

- Revenue and expense recognition for racing events (Note 2)
- Accounting for NASCAR broadcasting revenue and purse and sanction fees (Note 2)
- Revenue recognition for marketing agreements (Note 2)
- Revenue recognition for non-racing event deferred income (Note 2)
- Accounting for discontinued oil and gas operations (Note 14)
- Revenue recognition for non-event souvenir merchandise and other revenues (Note 2)
- Joint venture equity investment, including recoverability and impairment (Note 2)
- Loss contingencies and financial guarantees, including equity investee contingent obligations (Note 2)
- Accounting for share-based compensation (Note 11)
- Fair value of financial instruments (Note 2)
- Accounting for uncertainties in income taxes (Notes 2 and 8)

Recoverability of Property and Equipment and Goodwill and Other Intangible Assets – As of December 31, 2011, we had net property and equipment of $1,177.2 million, net other intangible assets of $395.0 million, and goodwill of $138.7 million. As described in Notes 2 and 5 to the Consolidated Financial Statements, we follow applicable authoritative guidance which specifies, among other things, nonamortization of goodwill and other intangible assets with indefinite useful lives and requires testing for possible impairment at least annually. When events or circumstances indicate possible impairment may have occurred, we evaluate long-lived assets, including tangible assets and intangible assets subject to amortization, for possible impairment based on expected future undiscounted operating cash flows attributable to such assets using applicable authoritative guidance. When improvement projects produce a higher economic yield and require demolition of a component of a speedway facility, capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project. NASCAR has announced it would consider potential track realignment of Sprint Cup Series racing events to desirable, potentially more profitable market venues of speedway operators. Our annual impairment assessment did not consider the possibility that management may realign one or more other NASCAR Sprint Cup Series racing events among its speedway facilities, which could result in net higher or improved future projected cash flows. While relocation of any Sprint Cup event among our speedways we now or may own in the future could result in a net increase in our future operating profitability, long-lived assets of a speedway from where a Sprint Cup racing event may move could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations. Various business and other factors associated with recoverability and impairment considerations are also described in Item 1A "Risk Factors" above.

As of December 31, 2011, our market capitalization was below our consolidated shareholder's equity. Despite ongoing domestic and global economic challenges, management believes there has been no fundamental change in our core motorsports business. Management analyzed the difference for possible impairment as further described in Note 2 to the Financial Statements "Goodwill and Other Intangible Assets". Based on this analysis, management believes the decline in our market capitalization below our consolidated shareholder's equity is temporary and not an indicator of impairment, and that goodwill and other intangible assets were not impaired as of December 31, 2011. The methods, factors and assumptions used in our annual impairment assessment are further described in Note 2 to the Consolidated Financial Statements, and are not repeated here except as pertaining to the 2011 impairment charge described below.

Our latest annual assessment of goodwill and other intangible assets in the second quarter 2011 indicated the estimated fair value of each reporting unit and each indefinite-lived intangible asset exceeded its associated carrying value except for one reporting unit, NHMS. The impairment evaluation was based predominately on management's best estimate of future discounted operating cash flows and profitability for all reporting units. The evaluation indicated the carrying values for NHMS exceeded estimated fair value. As such, a non-cash impairment charge of $48,609,000 (with no income tax benefit) was reflected in 2011 to reduce goodwill related to NHMS to estimated fair value. We previously reported that last year's annual evaluation found the estimated fair value for this reporting unit exceeded carrying values by a relatively nominal amount. This year's annual evaluation reflected lowered estimated future cash flows principally because of the severity and length of the recession extending beyond our previous forecast, reducing visibility on profitability recovery. See Note 2 to the Consolidated Financial Statements "Impairment Charges on Goodwill and Other Intangible Assets" for information on historical accounting for NHMS's goodwill. The impairment did not pertain to or affect the underlying value of our race date intangibles.

The profitability or success of our future capital projects are subject to numerous factors, conditions and assumptions, some of which are beyond our control, and if significantly negative or unfavorable, could become impaired and materially adversely affect our future financial condition or results of operations. Management believes there has since been no other events or circumstances which indicate possible impairment, and that no unrecognized impairment of property and equipment and goodwill and other intangible assets exists through or as of December 31, 2011. The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. Different economic or industry conditions or assumptions, changes in projected cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the impairment evaluation and our future financial condition or results of operations.

Depreciable and Amortizable Lives for Property and Equipment and Intangible Assets – Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the respective assets. We have net property and equipment of $1,177.2 million and insignificant net amortizable intangible assets as of December 31, 2011. See Notes 4 and 5 to the Consolidated Financial Statements for additional information on our property and equipment, other intangible assets and estimated useful lives. As of December 31, 2011, we have nonamortizable intangible assets of $394.9 million and goodwill of $138.7 million for race event sanctioning and renewal agreements that are considered to have indefinite useful lives because their renewal and cash flow generation is expected to continue indefinitely. Useful lives are estimated based on outside cost segregation and valuation studies conducted on purchased or constructed speedway property and equipment and purchased intangible assets, historical experience, intended use, condition, available information for comparable assets, and other factors and assumptions existing at the time of evaluation. Management periodically reviews the estimated useful lives used to record depreciation and amortization expense, and believes such estimated useful lives are appropriate and no changes are expected at this time. Management also periodically reviews whether non-amortization of goodwill and other intangible assets remains appropriate, and believes such non-amortization is appropriate and no changes are expected at this time. However, because we have a material investment in depreciable property and equipment and intangible assets, changes in depreciable and amortizable lives, should they occur, could have a significant impact on our financial condition or future results of operations.

Realization of Receivables and Inventories – Management assesses realization of accounts and notes receivable and inventories, including any need for allowances for doubtful accounts or inventories. Management considers such factors as, among other things, customer creditworthiness, historical collection and sales experience for receivables, and current inventory levels, current and future market demand, and trends and conditions for inventories. The assessment is subjective and based on conditions, trends and assumptions existing at the time of evaluation, which are subject to changes in market and economic conditions, including changes or deterioration in customer financial condition or merchandising distribution and other factors, that might adversely impact realization.

Income Taxes – We recognize deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities assuming they will be realized and settled at amounts reported in the financial statements. Income taxes are provided using the liability method whereby deferred income tax estimates, and significant items giving rise to deferred tax assets and liabilities, reflect management's assessment of future taxes likely to be paid, including timing, probability of realization and other relevant factors. Management's accounting for income taxes reflects its assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation. At December 31, 2011, net current deferred tax assets totaled $5.9 million, and net noncurrent deferred tax liabilities totaled $366.9 million, after reduction for noncurrent deferred tax assets of $35.6 million. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. As of December 31, 2011, valuation allowances of $66.3 million are provided against deferred tax assets. Management has assessed deferred tax assets, after reduction for valuation allowances, and believes realization is more likely than not. However, changes in tax laws, assumptions or estimates used in the accounting for income taxes, or changes or adjustments resulting from review by taxing authorities, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our financial condition or future results of operations.

Our effective income tax rate was 131.0% in 2011 compared to 36.3% in 2010. As further described in Note 8 to the Consolidated Financial Statements, our 2011 tax rate reflects a non-deductible goodwill impairment charge and the positive impact of net decreases in uncertain tax position liabilities of prior years, and our 2010 tax rate reflects decreases in income tax liabilities related to uncertain tax positions for favorable settlements with taxing authorities. Our effective income tax rates in future years may or may not be impacted by similar or other tax matters, which could result in relative increases or decreases in future income tax expense.

Legal Proceedings and Contingencies – As discussed above in "Legal Proceedings" and Note 10 to the Consolidated Financial Statements, we are involved in various legal matters and intend to continue to defend existing legal actions in fiscal 2011. We use a combination of insurance and self-insurance to manage various risks associated with our speedways, other properties and motorsports events, and other business risks. See Item 1A "Risk Factors" for additional information on our liability insurance program and self-insurance retention. The likelihood of an adverse outcome and estimation of amounts are assessed using legal counsel on litigation matters, outside insurance administrators and consultants for insured and self-insured claims, along with historical trends, assumptions and other information available at the time of assessment. We accrue a liability for contingencies if the likelihood of an adverse outcome is probable and the amount is estimable. Legal and other costs associated with loss contingencies are expensed as incurred. Management believes amounts requiring accrual are properly reflected in the accompanying financial statements. Management does not believe the outcome of the lawsuits, incidents or other legal or business risk matters will have a material adverse effect on our future financial position, results of operations or cash flows. However, new or changes in pending or threatened legal action or claims against us, if significantly negative or unfavorable, could have a material adverse effect on the outcome of these matters and our future financial condition, results of operations or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2 to the Consolidated Financial Statements "Recently Issued Accounting Standards" for information on recently issued accounting pronouncements, their applicable adoption dates and possible effects, if any, on our financial statements and disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk – Our financial instruments with interest rate risk exposure consist of cash and cash equivalents, notes receivable and our Credit Facility. See Note 2 to the Consolidated Financial Statements "Fair Value of Financial Instruments" for additional information on our financial instruments and fair value information. A change in interest rates of one percent on our floating rate notes receivable and debt balances outstanding at December 31, 2011 would cause an approximate change in annual interest income of $28,000 and annual interest expense of $1.5 million. Fair value estimates are based on relevant market information at a specific point in time, and changes in assumptions or market conditions could significantly affect estimates.

As discussed in "Liquidity and Capital Resources" above and Note 6 to the Consolidated Financial Statements, and shown below, our Credit Facility (as amended in January 2011) provides a four-year $100.0 million senior secured revolving credit facility and a $150.0 million secured term loan, expiring in January 2015. In 2011, the proceeds from 6¾% Senior Notes issued at par, along with Credit Facility borrowings (including new term loan borrowings of $150.0 million) and cash on hand, were used to early retire and redeem our 6¾% Senior Subordinated Notes. At times, we may use interest rate swaps for non-trading purposes to hedge interest rate risk and optimize a combination of variable and fixed interest rate debt. There were no interest rate or other swaps at December 31, 2011 or 2010.

The table below presents floating rate notes receivable and principal debt balances outstanding, fair values, interest rates and maturity dates as of December 31, 2011 and 2010 (in thousands):

	Carrying Value		Fair Value		
	2011	2010	2011	2010	Maturity Dates
Floating rate notes receivable(1)	$ 2,765	$ 3,145	$ 2,765	$ 3,145	Due on demand
Floating rate revolving Credit Facility, including Term Loan(2)	145,000	20,000	145,000	20,000	January 2015
6¾% Senior Notes	150,000	–	150,750	–	February 2019
8¾% Senior Notes(3)	269,517	268,275	298,375	295,625	June 2016
6¾% Senior Subordinated Notes(4)	–	330,000	–	332,475	Previously due September 2013

(1) Notes receivable bear interest based at 1% over prime.

(2) The weighted average interest rate on borrowings under the Credit Facility was 2.8% in 2011 and 3.9% in 2010.

(3) Carrying values at December 31, 2011 and 2010 are reflected net of debt issuance discount of $5.5 million and $6.7 million, respectively.

(4) Redeemed and retired in the first quarter 2011.

Equity Price Risk – As further described in Note 2 to the Consolidated Financial Statements, we had marketable equity securities (all classified as "available for sale") with a fair market value of $12,000 and an aggregate cost of $132,000 at December 31, 2010. These securities were reduced to nominal fair value through realized losses in 2011.

Other Market Risk – As described in "Off-Balance Sheet Arrangements" above, we had aggregate outstanding standby letters of credit of $892,000 and a contingent guarantee obligation of approximately $1.2 million as of December 31, 2011.

As described in Note 2 to the Consolidated Financial Statements, as of December 31, 2010, we had short-term investments in auction rate securities of $975,000 held in large, qualified financial institutional investment accounts that were classified as "trading" securities and carried at estimated fair value. The municipality that issued these securities had been experiencing significant financial difficulties and other challenges. However, the Company fully recovered this investment in 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Speedway Motorsports, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Speedway Motorsports, Inc. and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of this Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. The financial statements at November 30, 2009 and for the year then ended of Motorsports Authentics, LLC, an investment accounted for under the equity method, were audited by other auditors whose report has been furnished to us. Our opinion on the consolidated financial statements expressed herein, insofar as it relates to the amounts included for Motorsports Authentics, LLC with losses of $77 million reflected in Equity Investee Losses for the year ended December 31, 2009, is based solely on the report of the other auditors at November 30, 2009 and for the year then ended. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Charlotte, NC
March 8, 2012

CONSOLIDATED BALANCE SHEETS

December 31: (In thousands, except share amounts)	2011	2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 87,368	$ 92,200
Short-term investments	–	975
Accounts and notes receivable, net	39,415	42,509
Prepaid income taxes	12,975	11,431
Inventories, net	8,630	9,382
Prepaid expenses	3,583	4,317
Deferred income taxes	5,924	291
Current assets of discontinued operation	–	2,150
Total Current Assets	157,895	163,255
Notes and Other Receivables:		
Affiliates	4,055	4,412
Other	2,057	4,623
Other Assets	29,805	27,655
Property and Equipment, Net	1,177,154	1,169,281
Other Intangible Assets, Net	394,960	394,972
Goodwill	138,717	187,326
Total	$ 1,904,643	$ 1,951,524
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 17,540	$ 2,381
Accounts payable	13,705	14,182
Deferred race event and other income, net	62,658	67,084
Accrued interest	6,260	3,865
Accrued expenses and other current liabilities	21,480	19,619
Total Current Liabilities	121,643	107,131
Long-term Debt	555,017	626,316
Payable to Affiliate	2,594	2,594
Deferred Income, Net	12,713	6,587
Deferred Income Taxes	366,898	333,947
Other Liabilities	4,598	8,712
Total Liabilities	1,063,463	1,085,287
Commitments and Contingencies (Notes 2, 6, 8, 10, 11 and 14)		
Stockholders' Equity:		
Preferred Stock, $.10 par value, shares authorized – 3,000,000, no shares issued	–	–
Common Stock, $.01 par value, shares authorized – 200,000,000, issued and outstanding – 41,452,000 in 2011 and 41,621,000 in 2010	451	450
Additional Paid-in Capital	244,946	243,132
Retained Earnings	679,491	702,558
Accumulated Other Comprehensive Loss (Note 2)	–	(72)
Treasury stock at cost, shares – 3,673,000 in 2011 and 3,398,000 in 2010	(83,708)	(79,831)
Total Stockholders' Equity	841,180	866,237
Total	$ 1,904,643	$ 1,951,524

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31:	2011	2010	2009
(In thousands, except per share amounts)			
Revenues:			
Admissions	$130,239	$139,125	$163,087
Event related revenue	163,621	156,691	178,805
NASCAR broadcasting revenue	185,394	178,722	173,803
Other operating revenue	26,591	27,705	34,827
Total Revenues	505,845	502,243	550,522
Expenses and Other:			
Direct expense of events	106,204	100,843	100,922
NASCAR purse and sanction fees	120,146	120,273	123,078
Other direct operating expense	20,352	21,846	26,208
General and administrative	89,384	85,717	84,250
Depreciation and amortization	54,004	52,762	52,654
Interest expense, net (Note 6)	42,112	52,095	45,081
Impairment of goodwill and other intangible assets	48,609	–	7,273
Loss on early debt redemption and refinancing	7,456	–	–
Equity investee losses	–	–	76,657
Other (income) expense, net	(342)	(2,378)	337
Total Expenses and Other	487,925	431,158	516,460
Income from Continuing Operations Before Income Taxes	17,920	71,085	34,062
Provision For Income Taxes	(23,481)	(25,822)	(40,220)
(Loss) Income from Continuing Operations	(5,561)	45,263	(6,158)
Loss from Discontinued Operation, Net of Taxes	(883)	(782)	(4,145)
Net (Loss) Income	$ (6,444)	$ 44,481	$ (10,303)
Basic (Loss) Earnings Per Share:			
Continuing Operations	$ (0.14)	$ 1.08	$ (0.14)
Discontinued Operation	(0.02)	(0.02)	(0.10)
Net (Loss) Income	$ (0.16)	$ 1.06	$ (0.24)
Weighted Average Shares Outstanding	41,524	41,927	42,657
Diluted (Loss) Earnings Per Share:			
Continuing Operations	$ (0.14)	$ 1.08	$ (0.14)
Discontinued Operation	(0.02)	(0.02)	(0.10)
Net (Loss) Income	$ (0.16)	$ 1.06	$ (0.24)
Weighted Average Shares Outstanding	41,524	41,928	42,657

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2011, 2010 and 2009	Outstanding Common Stock Shares	Outstanding Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
(In thousands)							
Balance, December 31, 2008	43,128	$449	$240,089	$700,506	$(72)	$(55,610)	$885,362
Net loss	–	–	–	(10,303)	–	–	(10,303)
Change in net unrealized gain on marketable equity securities, net of tax	–	–	–	–	8	–	8
Comprehensive loss							(10,295)
Share-based compensation	35	–	1,290	–	–	–	1,290
Cash dividends of $0.36 per share of common stock	–	–	–	(15,352)	–	–	(15,352)
Repurchases of common stock at cost	(897)	–	–	–	–	(12,792)	(12,792)
Balance, December 31, 2009	42,266	449	241,379	674,851	(64)	(68,402)	848,213
Net income	–	–	–	44,481	–	–	44,481
Change in net unrealized loss on marketable equity securities, net of tax	–	–	–	–	(8)	–	(8)
Comprehensive income							44,473
Share-based compensation	98	1	1,753	–	–	–	1,754
Cash dividends of $0.40 per share of common stock	–	–	–	(16,774)	–	–	(16,774)
Repurchases of common stock at cost	(743)	–	–	–	–	(11,429)	(11,429)
Balance, December 31, 2010	41,621	450	243,132	702,558	(72)	(79,831)	866,237
Net loss	–	–	–	(6,444)	–	–	(6,444)
Reduction for loss realization on marketable equity securities, net of tax	–	–	–	–	72	–	72
Comprehensive loss							(6,372)
Share-based compensation	106	1	1,814	–	–	–	1,815
Cash dividends of $0.40 per share of common stock	–	–	–	(16,623)	–	–	(16,623)
Repurchases of common stock at cost	(275)	–	–	–	–	(3,877)	(3,877)
Balance, December 31, 2011	41,452	$451	$244,946	$679,491	$ –	$(83,708)	$841,180

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31:	2011	2010	2009
(In thousands)			
Cash Flows from Operating Activities:			
Net (loss) income	$ (6,444)	$ 44,481	$ (10,303)
Loss from discontinued operation, net of tax	883	782	4,145
Cash provided (used) by operating activities of discontinued operation	1,267	(3,845)	(1,513)
Adjustments to reconcile income or loss from continuing operations to net cash provided by operating activities:			
Impairment of goodwill and other intangible assets	48,609	–	7,273
Loss on early debt redemption and refinancing, non-cash	2,816	–	–
Loss (gain) loss on disposals of property and equipment and other assets	155	(2,304)	131
Deferred loan cost amortization	2,499	3,584	3,101
Interest expense accretion of debt discount	1,860	1,527	1,120
Depreciation and amortization	54,004	52,762	52,654
Amortization of deferred income	(2,692)	(1,534)	(1,680)
Deferred income tax provision	27,248	24,168	29,826
Equity investee losses	–	–	76,657
Share-based compensation	1,885	1,979	1,585
Changes in operating assets and liabilities:			
Accounts and notes receivable	1,802	(1,770)	2,174
Prepaid and accrued income taxes	(1,544)	3,902	1,968
Inventories	752	1,842	2,737
Prepaid expenses	331	(356)	(91)
Accounts payable	2,413	(1,789)	(1,733)
Deferred race event and other income	(5,618)	(11,482)	(26,826)
Accrued interest	2,395	(71)	1,576
Accrued expenses and other liabilities	1,771	(1,716)	(2,059)
Deferred income	4,113	389	312
Other assets and liabilities	(4,223)	(3,935)	(3,251)
Net Cash Provided By Operating Activities	134,282	106,614	137,803
Cash Flows from Financing Activities:			
Borrowings under long-term debt	330,000	–	296,271
Principal payments on long-term debt	(388,000)	(51,505)	(311,509)
Payments of debt issuance and loan amendment costs	(6,707)	(88)	(11,007)
Dividend payments on common stock	(16,623)	(16,774)	(15,352)
Repurchases of common stock	(3,877)	(11,429)	(12,792)
Net Cash Used By Financing Activities	(85,207)	(79,796)	(54,389)
Cash Flows from Investing Activities:			
Capital expenditures	(59,321)	(37,218)	(42,551)
Proceeds from (payment for) other non-current assets	–	1,500	(1,570)
Proceeds from:			
Sales of property and equipment	1,336	2,755	98
Distributions of short-term investments	975	–	4,503
Repayment of notes and other receivables	3,103	694	1,079
Net Cash Used By Investing Activities	(53,907)	(32,269)	(38,441)
Net (Decrease) Increase In Cash and Cash Equivalents	(4,832)	(5,451)	44,973
Cash and Cash Equivalents at Beginning of Year	92,200	97,651	52,678
Cash and Cash Equivalents at End of Year	$ 87,368	$ 92,200	$ 97,651
Supplemental Cash Flow Information:			
Cash paid for interest, net of amounts capitalized	$ 40,019	$ 52,584	$ 45,239
Cash paid for income taxes	2,475	1,616	11,856
Supplemental Non-cash Investing and Financing Activities Information:			
Increase (decrease) in accounts payable for capital expenditures	(2,890)	4,443	(6,145)
Increase in deferred income for exchange of property and equipment	5,960	–	–
Net liabilities assumed for Kentucky Speedway acquisition	–	6,313	–

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Basis of Presentation – The consolidated financial statements include the accounts of Speedway Motorsports, Inc. and all of its wholly-owned and operated subsidiaries: Atlanta Motor Speedway LLC (AMS), Bristol Motor Speedway LLC (BMS), Charlotte Motor Speedway LLC (CMS), Kentucky Raceway LLC d/b/a Kentucky Speedway (KyS), Nevada Speedway LLC d/b/a Las Vegas Motor Speedway (LVMS), Speedway Sonoma LLC a/k/a Infineon Raceway (IR), New Hampshire Motor Speedway, Inc. (NHMS), North Wilkesboro Speedway, Inc. (NWS), Texas Motor Speedway, Inc. (TMS), SMISC Holdings, Inc. d/b/a SMI Properties (SMI Properties), US Legend Cars International, Inc. (US Legend Cars), Oil-Chem Research Corporation (Oil-Chem), SMI Trackside LLC (SMI Trackside), Speedway Funding LLC, Speedway Motorsports International Limited (BVI) and consolidated foreign entities (SMIL), Speedway Properties Company LLC a/k/a Performance Racing Network (PRN), Speedway Media LLC a/k/a Racing Country USA (RCU), and TSI Management Company LLC d/b/a The Source International LLC (TSI) (collectively, the Company, SMI, we, our or us). Hereafter, references to "the Company's" or "eight" speedways exclude NWS, which presently has no significant operations and assets consist primarily of real estate which has no significant fair value. The Company discontinued its oil and gas operations in 2008. Those operations are presented herein as discontinued operations and all note disclosures pertain to continuing operations unless otherwise indicated.

Description of Business – The Company is a promoter, marketer and sponsor of motorsports activities in the United States. As of December 31, 2011, as further described below, the Company principally owns and operates the following motorsports facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Infineon Raceway, Kentucky Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway and Texas Motor Speedway. The Company provides souvenir merchandising services, and food, beverage and hospitality catering services through its SMI Properties subsidiaries; provides syndicated radio programming, production and distribution through its Performance Racing Network subsidiary; develops electronic media promotional programming and distributes wholesale and retail racing and other sports related souvenir merchandise and apparel through its TSI subsidiary; manufactures and distributes smaller-scale, modified racing cars and parts through its US Legend Cars subsidiary; and produces and sells an environmentally-friendly micro-lubricant® through its Oil-Chem subsidiary. The Company also provides souvenir merchandising services through its Motorsports Authentics joint venture.

AMS owns and operates a 1.54-mile lighted, banked, asphalt quad-oval superspeedway, and a 2.47-mile road course. AMS currently hosts one NASCAR Sprint Cup Series event annually, and one NASCAR Nationwide Series race and one NASCAR Camping World Truck Series race, each preceding the Sprint Cup event. As further discussed in Note 2, the Company realigned one annual NASCAR Sprint Cup racing event from AMS to KyS beginning in 2011. AMS also hosts motorsports related events such as auto, truck and motorcycle shows, as well as rents the racetrack throughout the year for driving schools, automobile testing, holiday season festivities and other activities. AMS has constructed 46 condominiums overlooking its speedway.

BMS owns and operates a 0.533-mile lighted, high-banked concrete oval speedway, and a one-quarter mile modern, lighted dragway. BMS currently hosts two Sprint Cup Series events annually, and two Nationwide Series races, one Camping World Truck Series race and one NASCAR-sanctioned K&N Pro Series East event, each preceding a Sprint Cup event. BMS also currently hosts an annual NHRA-sanctioned Nationals and other bracket racing events, as well as various holiday season festivities.

CMS owns and operates a 1.5-mile lighted, banked, asphalt quad-oval superspeedway, a 4/10-mile, modern, lighted dirt track, a 2.25-mile road course, and several other on-site race tracks. CMS currently hosts three Sprint Cup Series events annually, and two Nationwide Series and one Camping World Truck Series race, each preceding a Sprint Cup event. CMS owns and operates a 1/4-mile, four-lane, all concrete, modern, lighted dragway where it hosts two annual NHRA-sanctioned Nationals along with other drag racing events. CMS also hosts two WOO events, Sports Car Club of America (SCCA) events, rents its racetrack facilities for driving schools, automobile testing and car clubs, and conducts other motorsports events and activities throughout the year, including holiday season festivities. CMS also owns and operates an entertainment and office complex overlooking the main speedway, d/b/a The Speedway Club, which generates rental, membership, catering and dining revenues. CMS has constructed 52 condominiums overlooking its speedway.

IR owns and operates a modern 2.52-mile, twelve-turn asphalt road course, a one-quarter mile modern, lighted dragway, and a modern expansive industrial park. IR currently hosts one Sprint Cup Series event annually. IR also hosts one Indy Car Series racing event, and annually hosts a NASCAR-sanctioned K&N Pro Series West event, a NHRA-sanctioned Nationals, as well as AMA Series, and SCCA racing events. Also, the racetrack is rented throughout the year for driving school and karting use by various organizations, including the SCCA, major automobile manufacturers, and other car clubs.

KyS owns and operates a 1.5-mile lighted, tri-oval asphalt superspeedway located in Sparta, Kentucky. KyS currently hosts one NASCAR Sprint Cup Series event annually. As further discussed in Note 2, one annual NASCAR Sprint Cup racing event was realigned from AMS to KyS beginning in 2011. KyS also currently hosts two NASCAR Nationwide Series (one is new for 2012) and two NASCAR Camping World Truck Series racing events (with one Nationwide and one Camping World Truck race preceding the Sprint Cup event). The racetrack is also rented for various motorsports related activities and conducts other racing events during the year.

LVMS owns and operates a 1.5-mile lighted, asphalt quad-oval superspeedway, a one-quarter mile modern, lighted dragway, a 1/2-mile, modern, lighted dirt track, and several other on-site race tracks. LVMS currently hosts one Sprint Cup Series, one Nationwide Series and one Camping World Truck Series racing event annually. LVMS also currently hosts two annual NHRA-sanctioned Nationals racing events, as well as other NHRA and bracket drag racing events, along with one NASCAR-sanctioned K&N Pro Series West event, one WOO event, and various other motorsports events at its on-site paved and dirt tracks. The racetrack is also rented throughout the year for motorsports related activities such as driving schools and automobile testing. LVMS also rents its facilities for concerts, holiday season and other festivities, and other non-motorsports events.

NHMS owns and operates a multi-use complex located in Loudon, New Hampshire, featuring a 1.058-mile oval superspeedway and a 1.6-mile road course. NHMS currently hosts two Sprint Cup Series races annually, and one Nationwide Series and one NASCAR-sanctioned K&N Pro Series East event, each preceding a Sprint Cup event. NHMS also hosts SCCA and other racing events and is rented throughout the year for motorsports activities such as driving schools, car clubs and holiday season festivities.

TMS operates a 1.5-mile lighted, banked, asphalt quad-oval superspeedway, a 4/10-mile, modern, lighted dirt track, and a 2.48-mile road course. TMS currently hosts two Sprint Cup events annually, each preceded by a Nationwide Series race. TMS also promotes two Camping World Truck Series racing events, as well as one IndyCar Series, SCCA and other racing events. The racetrack is also rented throughout the year for motorsports related activities such as driving schools, automobile testing, car clubs and holiday season festivities. TMS also owns and operates an entertainment and office complex overlooking the main speedway, d/b/a The Speedway Club at TMS, which generates rental, membership, catering and dining revenues. TMS has constructed 76 condominiums overlooking its speedway.

SMI Properties provides event souvenir merchandising services, and receives commissions for food, beverage and hospitality catering services provided by the Levy Premium Foodservice Limited Partnership, wholly-owned by Compass Group USA, Inc. (Levy), at the Company's speedways and other third party sports-oriented venues (see "Long-Term Management Contract" below). SMI Properties also provides screenprinting and embroidery services, and is a distributor of wholesale and retail racing and other sports related souvenir merchandise and apparel.

Oil-Chem produces an environmentally-friendly, micro-lubricant® that is promoted and distributed by mass-marketing retailers, auto parts stores and other wholesale and retail customers.

PRN is the Company's proprietary radio Performance Racing Network. PRN is syndicated nationwide and broadcasts most of the Company's NASCAR Sprint Cup and Nationwide Series racing events, as well as many other events, and produces daily and weekly racing-oriented programs throughout the NASCAR season.

SMIL, a wholly-owned subsidiary of Oil-Chem, prior to discontinuing operations, engaged in oil and gas exploration and production activities, and the purchase and sale of bulk petroleum products, in certain foreign countries. As further described in Note 14, the Company discontinued those oil and gas operations in 2008.

RCU is a nationally-syndicated radio show with racing-oriented programming.

SMI Trackside, a wholly-owned subsidiary of SMI Properties, provides event souvenir merchandising services at the Company's and other third-party speedway venues, and is a wholesale and retail distributor of racing and other sports related souvenir merchandise and apparel.

TSI is a wholesale and retail distributor of racing and other sports related souvenir merchandise and apparel, and has capabilities to develop electronic media promotional programming.

US Legend Cars (formerly known as 600 Racing), a wholly-owned subsidiary of CMS, developed, operates and is the official sanctioning body of the Legends Racing Circuit. US Legend Cars also manufactures and sells 5/8-scale cars modeled after older-style coupes and sedans (Legends Cars), a line of smaller-scale cars (the Bandolero), a line modeled after older-style roadsters (the Thunder Roadster), and a new higher performance, purpose-built dirt race car (the Legend Dirt Modified), with all four lines collectively referred to as "US Legend Cars" or "Legends Cars".

Motorsports Authentics Joint Venture Equity Investment (Note 2) – The Company and International Speedway Corporation (ISC) equally own a joint venture (50% non-controlling interest) that operates independently under the name Motorsports Authentics (MA) to market and sell licensed motorsports collectible and consumer products. Prior to the July 2010 formation of the NASCAR Teams Licensing Trust (NASCAR Trust), MA had license agreements with many of the top NASCAR teams and drivers. MA's products include apparel (including tee-shirts, hats and jackets), die-cast scaled replicas of motorsports vehicles and gifts and other memorabilia. MA's operations now consist principally of trackside, and to a lesser extent wholesale and retail, event souvenir merchandising as licensed and regulated under NASCAR Trust agreements. From time to time, MA operations may also include fulfillment and warehousing services for certain NASCAR Trust designated distributors. The NASCAR Trust has the ability to significantly influence MA's future operations and results.

Long-Term Management Contract (Note 2) – Levy has exclusive rights to provide on-site food, beverage, and hospitality catering services for essentially all events and operations of the Company's speedways and other outside venues under a long-term food and beverage management agreement. The management contract commenced in 2002, and Levy has renewed the contract for an additional ten-year period through 2021.

Racing Events – As further described in Note 2, the Company derives a substantial portion of its total revenues from admissions, event related and NASCAR broadcasting revenue. In 2011, the Company held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events. The Company also held nine NASCAR Camping World Truck Series racing events, four NASCAR K&N Pro Series racing events, five IndyCar racing events, six major NHRA racing events, one US Legend Cars international circuit, and three WOO racing events. In 2010, the Company held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events, eight NASCAR Camping World Truck Series, three NASCAR K&N Pro Series, three IndyCar, six major NHRA, one US Legend Cars international circuit, three WOO, and one ARCA Series racing event. In 2009, the Company held 23 major racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series, eight NASCAR Camping World Truck Series, three IndyCar, five major NHRA, two ARCA, and three WOO racing events.

The more significant racing schedule changes during the last three years include:

- KyS held one realigned NASCAR Sprint Cup Series racing event in 2011 that was held at AMS in 2010 and 2009
- In 2011, one NASCAR Sprint Cup Series racing event at AMS was postponed and rescheduled due to poor weather
- LVMS and NHMS held IndyCar Series racing events in 2011 that were not held in 2010 or 2009
- In 2010, one NASCAR Sprint Cup and one Nationwide Series racing event at TMS were postponed and rescheduled due to poor weather
- In 2011 and 2010, CMS held a major NHRA Nationals racing event and a holiday season event that were not held in 2009
- US Legend Cars conducted an international circuit racing event at CMS in 2011 and 2010 that was not held in 2009
- In 2009, one NASCAR Sprint Cup Series racing event at CMS was postponed and shortened due to poor weather

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue and Expense Recognition – The Company classifies its revenues as admissions, event related revenue, NASCAR broadcasting revenue, and other operating revenue. "Admissions" includes ticket sales for all Company events. "Event related revenue" includes amounts received from sponsorships and naming rights fees, luxury suite rentals, souvenir sales, commissions from food and beverage sales, advertising and other promotional revenues, hospitality revenues, track rentals, driving school revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues. "NASCAR broadcasting revenue" includes rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at the Company's speedways. "Other operating revenue" includes certain SMI Properties and TSI merchandising revenues, Legends Car and parts sales, The Speedway Club at CMS and The Speedway Club at TMS (together the "Speedway Clubs") revenues, Oil-Chem revenues, TMS oil and gas mineral rights lease revenues, and industrial park and office tower rentals. "Equity investee losses or earnings" include the Company's share of joint venture equity investee profits or losses.

The Company classifies its expenses to include direct expense of events, NASCAR purse and sanction fees, and other direct operating expense, among other categories. "Direct expense of events" principally includes cost of souvenir sales, non-NASCAR race purses and sanctioning fees, property and event insurance, compensation of certain employees, advertising, sales and admission taxes, cost of driving school revenues, event settlement payments to non-NASCAR sanctioning bodies and outside event support services. "NASCAR purse and sanction fees" includes payments to, and portions of broadcasting revenues retained by, NASCAR for associated events held at the Company's speedways. "Other direct operating expense" includes the cost of certain SMI Properties and TSI merchandising, Legends Cars, Speedway Clubs, Oil-Chem, and industrial park and office tower rental revenues.

Event Revenues and Deferred Race Event Income, Net – The Company recognizes admissions, NASCAR broadcasting and event related revenues when an event is held. Event souvenir merchandise sales and commissions from food and beverage sales are recognized at time of sale. Advance revenues and certain related direct expenses pertaining to specific events are deferred until the event is held. Deferred expenses can include race purses and sanction fees remitted to or retained by NASCAR or other sanctioning bodies and sales and admission taxes and credit card processing fees on advance revenues. Deferred race event income relates to scheduled events to be held in upcoming periods. If circumstances prevent a race from being held during the racing season: (i) generally advance revenue is refundable and (ii) all deferred direct event expenses would be immediately recognized except for race purses and sanction fees which would be refundable from NASCAR or other sanctioning bodies, and for sales and admission taxes which would be refundable from taxing authorities. Management believes this accounting policy results in appropriate matching of revenues and expenses associated with the Company's racing events and helps ensure comparability and consistency between its financial statements. Advance revenues, and certain related direct expenses, if any, for track rentals, driving schools and similar activities are deferred and recognized when the activities take place. Management believes its revenue recognition policies follow applicable authoritative guidance.

NASCAR Broadcasting Revenues and NASCAR Purse and Sanction Fees – NASCAR contracts directly with certain television networks on broadcasting rights for all NASCAR-sanctioned Sprint Cup, Nationwide and Camping World Truck Series racing events. The Company receives television broadcasting revenues under annual contractual sanction agreements for each NASCAR-sanctioned race. The Company negotiates its sanction fees for individual races with NASCAR on an annual basis. Under the sanction agreements, NASCAR typically retains 10% of gross broadcasting revenues as a component of their sanction fees. NASCAR also retains 25% of gross broadcasting revenues for purses awarded to race participants for each race. The remainder of such fees represents additional annually negotiated purse and sanction fees paid to NASCAR by the Company for each race. These amounts retained by and paid to NASCAR are reflected in NASCAR purse and sanction fee expense.

Marketing Agreements – The Company has various marketing agreements for sponsorships, on-site advertising, hospitality and other promotional activities. Sponsorships generally consist of event, official, exclusive and facility naming rights agreements. These various marketing agreements can be event, speedway or period specific, or pertain to multiple events, speedways or years. The Company receives payments based on contracted terms. Marketing customers and agreement terms change from time to time. The Company recognizes contracted fee revenues, and associated expenses, as events or activities are conducted each year in accordance with the respective agreement terms. The Company's marketing agreements sometimes include multiple specified elements such as sponsorships, tickets, hospitality, suites or on-site advertising in varying combinations for one or more events or contract periods, although there is typically a predominant element. Contracted revenues are allocated between admissions and event related revenue financial statement categories based on the relative fair or retail value of the respective multiple elements as such events or activities are conducted each year in accordance with the respective agreement terms. See "Certain Multi-year Marketing Arrangements" below for related discussion involving exchanges of property and equipment. The Company presently has one facility naming rights agreement that renamed Sears Point Raceway as Infineon Raceway, which expires in early 2012. The ten-year naming rights agreement that renamed Charlotte Motor Speedway as Lowe's Motor Speedway expired after 2009 and was not renewed. These naming rights agreements have provided significant contracted revenues over their ten-year terms. However, the annual contracted revenue received by the Company under these agreements individually was not material.

Non-Event Souvenir Merchandise and Other Revenues – The Company recognizes revenue when products are shipped, title transfers to customers, right of return or cancellation provisions expire, sales prices are final and collection is probable. For products sold on consignment through electronic media programming or other promotional activities, revenues are recognized upon product shipment by promoters to customers, or purchase by reseller customers, and expiration of any right of return or cancellation provisions. Product sold on consignment with right of return or cancellation provisions has not been significant.

Joint Venture Equity Investment – The equity method is used to account for investments in joint ventures and other associated entities where the Company has significant influence, generally representing equity ownership of at least 20% and not more than 50%. As further described in Note 1, the Company's equity investment consists of its 50% owned Motorsports Authentics joint venture. MA has a November 30 fiscal year end that the Company adopted for reporting its share of MA's operating results, and the Company records its 50% share of MA's net income or loss based on their most recent annual audited financial statements under the equity method as further described below. The Company's share of MA's operating results is included in "equity investee earnings or losses" for its fiscal year ended December 31. MA reports sales and other taxes collected from customers on a gross basis. All significant unrealized intercompany profits or losses pertain to unsold merchandise and have been eliminated in applying the equity method of accounting. No dividends have been declared or paid since formation of MA. The Company's share of undistributed equity deficit from equity investee earnings and losses included in the Company's retained earnings was approximately $133,974,000 at both December 31, 2011 and 2010. There were no significant differences in investor cost and underlying equity in the net assets of MA at acquisition.

NASCAR Teams Licensing Trust Formation and MA's Ongoing Business. In 2009, MA was facing continuing significant operating challenges including, among other factors, failed efforts to renegotiate its license agreements with essentially all significant licensors of NASCAR merchandising on terms that would allow MA reasonable future opportunities to operate profitably. In July 2010, the NASCAR Trust was formed, including a Board of Directors comprised of representatives from NASCAR and 11 participating NASCAR Teams. This new NASCAR Trust substantially restructured the NASCAR souvenir merchandising and licensing business. The NASCAR Trust represents four key product categories (die-cast, toys, apparel and trackside retail rights), and grants the rights of any NASCAR driver or team that participates in these licensing categories. Concurrent with formation of the NASCAR Trust, MA was released from contracted then current and future unearned guaranteed minimum royalties payable and earned future royalties payable to all NASCAR team licensors, except for one significant licensor. Also, the NASCAR Trust concurrently received all of MA's die-cast tooling and operations. The NASCAR Trust has the ability to significantly influence MA's future operating conditions and results. MA continues to restructure its business by implementing process improvements, cost reduction initiatives, improved inventory risk management, and streamlining operations. However, there can be no assurance that MA will achieve sufficient or sustained profitability.

Also concurrent with the NASCAR Trust formation, SMI and ISC renegotiated a contingent guarantee obligation associated with one NASCAR team licensor of MA, which is scheduled for periodic reduction and elimination by MA payments through January 2013. As of December 31, 2011 and 2010, the Company's contingent guarantee approximated $1.2 million and $5.0 million. Should MA not have sufficient future financial resources and such obligation remains due, the Company could be required to fund part or all of the guarantee up to the obligation amount determined at that time. Although reasonably possible that some future obligation could arise, the amount, if any, is not reasonably estimable at this time. Management believes the fair value of this guarantee is presently insignificant and no obligation has been recorded. Although not expected at this time, the Company could be required to record a charge related to the Company's contingent guarantee obligation, if funding was required.

MA Operating Results and Investment Impairment. MA results for each of the three years ended 2011 were negatively impacted by decreased attendance at motorsports racing events, recessionary conditions and reduced discretionary spending, and increased competition for products sold under non-exclusive MA licenses. MA income from continuing operations and net income for 2010 results primarily from the accounting reversal of previously contracted accrued and unpaid royalties upon formation of the NASCAR Trust and certain favorable settlements.

The carrying value of the Company's equity investment in MA was reduced to $0 as of December 31, 2009 from sizable 2009 (and 2007) impairment charges and MA's historical operating results. Because of continuing uncertainty about MA's ability to achieve sustained profitability, management believes MA's estimated fair value remains $0 under applicable authoritative impairment evaluation guidance. Under equity method accounting, the Company no longer records its 50% share of MA operating losses, if any, unless and until this carrying value is increased from additional Company investments in MA or to the extent of future MA operating profits, if any. As such, the Company's 2011 and 2010 results were not impacted by MA's operations under the equity method. The Company recognized no income tax benefits in 2009 through 2011 for its 50% share of these MA charges and operating results.

The Company follows applicable authoritative guidance whereby declines in estimated investment fair value below carrying value assessed as other than temporary are recognized as a charge to earnings to reduce carrying value to estimated fair value. MA evaluated and measured impairment under applicable authoritative guidance based on discounted estimated annual future cash flows using the income approach, with the assistance of an independent valuation firm. The inputs for measuring MA fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available. The Company believes the methods used by MA to determine fair value and evaluate impairment were appropriate, relevant, and represent methods customarily available and used for such purposes and are the best available estimate of MA's fair value. The Company's and MA's evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. Different conditions or assumptions, or changes in cash flows or profitability, could have a material effect on the outcome of these impairment evaluations.

These MA charges and results are included in the Company's "motorsports event related" reporting segment (see Note 13). MA is not considered significant for 2011 under applicable SEC rules and the reports of the auditors on their financial statements as and for the years ended November 30, 2011 and 2010 are not included in this filing. The following table presents summarized financial information for MA as of November 30, 2011 and 2010 and for the three years ended November 30, 2011 (coinciding with MA fiscal years) (in thousands):

	2011	2010	2009
Current assets	$13,887	$20,095	–
Noncurrent assets	506	957	–
Current liabilities	6,963	10,352	–
Noncurrent liabilities	4,065	6,316	–
Net sales	34,788	75,143	$118,473
Gross profit	19,056	28,971	21,042
Impairment of goodwill and other long-lived assets	–	–	136,093
(Loss) income from continuing operations and net (loss) income	(1,019)	2,800	(151,637)

Revenue Composition (Note 13) – The Company's revenues for the three years ended December 31, 2011 are comprised of the following (in thousands):

	2011	2010	2009
Admissions	$130,239	$139,125	$163,087
NASCAR broadcasting	185,394	178,722	173,803
Sponsorships	63,378	63,062	75,476
Other event related	85,256	80,882	87,588
Souvenir and other merchandise	33,677	32,930	42,562
Other	7,901	7,522	8,006
Total revenue	$ 505,845	$ 502,243	$ 550,522

Revenues described as "other event related" consist principally of commissions from food, beverage and souvenir sales, luxury suite rentals, advertising and other promotional revenues, hospitality revenues, track rentals, driving school revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues. "Souvenir and other m*erchandise revenue"* consists of SMI Properties and SMI Trackside sales of owned souvenir merchandise during racing and non-racing events and in speedway gift shops (motorsports event related merchandise), certain SMI Properties and TSI sales of racing and other sports related souvenir merchandise and Legends Car operations (non-event motorsports related merchandise), and Oil-Chem product sales (non-motorsports related merchandise). "Other revenue" consists principally of revenues from the Speedway Clubs, industrial park and office tower rentals, US Legend Cars as the sanctioning body for Legends Car Circuit races, and TMS oil and gas mineral rights lease revenues.

Food and Beverage Management Agreement – The long-term Levy food and beverage management agreement (see Note 1) provides for, among other items, specified annual fixed and periodic gross revenue based commission payments to the Company over the contract period. The Company's commission-based net revenues associated with activities provided by Levy are reported in event related revenue and, to a lesser extent, other operating revenue depending on the venue.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires extensive use of management estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at financial statement dates, and reported amounts of revenues and expenses. Actual future results could differ from those estimates. Such significant estimates include (i) recoverability of property and equipment, goodwill and other intangible assets, equity investments in associated entities, and investments associated with discontinued oil and gas activities, (ii) depreciable lives for property and equipment and amortization periods for intangible assets, (iii) accounting for income taxes, (iv) realization of receivables and inventories, (v) accruals for uninsured business risks, litigation, guaranteed obligations and other contingencies, and (vi) disclosures of stock-based compensation.

Cash and Cash Equivalents – The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less. Cash equivalents principally consist of variable rate, overnight sweep accounts of commercial paper, repurchase agreements, municipal bond and United States Treasury securities.

Accounts and Notes Receivable are reported net of allowance for doubtful accounts summarized as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$1,588	$1,753	$1,880
Bad debt expense	276	141	112
Actual write-offs, net of specific accounts recovered	(519)	(306)	(239)
Balance, end of year	$1,345	$1,588	$1,753

Other Noncurrent Assets as of December 31, 2011 and 2010 consist of (in thousands):

	2011	2010
Deferred financing costs, net	$10,884	$ 9,632
Land held for development	12,265	12,265
Marketable equity securities	–	12
Other	6,656	5,746
Total	$29,805	$27,655

Noncurrent assets are generally reported at cost except for cash surrender values of life insurance policies which are reported at fair value. Management evaluates these assets for recovery when events or circumstances indicate possible impairment may have occurred. As of December 31, 2011, there have been no events or circumstances which might indicate possible recoverability concerns or impairment other than for marketable securities as described below.

Deferred Financing Costs are amortized over the associated debt terms of four to eight years (or remaining terms for loan amendment costs), and are reported net of accumulated amortization of $5,460,000 and $10,172,000 at December 31, 2011 and 2010. See Note 6 for information on a 2011 charge associated with certain previously deferred financing costs.

Land Held For Development represents property adjacent to a regional outlet mall in the Charlotte metropolitan area which management plans to develop and market or possibly sell in suitable market conditions.

Marketable Equity Securities are classified as "available for sale" and reported at fair value. Before December 31, 2011, temporary unrealized gains and losses, net of taxes, were excluded from earnings and reported as a separate component of stockholders' equity. As of December 31, 2011, management assessed the declines in fair value of these securities as other than temporary and associated insignificant losses were recognized (net of income taxes of $54,000). As such, there are no remaining unrealized gains or losses or accumulated other comprehensive loss as of December 31, 2011. Unrealized gains or losses at each period end, and purchases and sales of marketable equity securities in 2009 through 2010 were not significant.

Property and Equipment (Note 4) are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements pertain primarily to industrial park, office and warehouse facilities, and are amortized using the straight-line method over the lesser of associated lease terms or estimated useful lives. Constructed assets, including construction in progress, include all direct costs and capitalized interest until placed into service. Expenditures for repairs and maintenance are charged to expense when incurred, unless useful asset lives are extended or assets improved. When events or circumstances indicate possible impairment may have occurred, the Company evaluates long-lived assets, including tangible assets and intangible assets subject to amortization, for possible impairment based on expected future undiscounted operating cash flows attributable to such assets using applicable authoritative guidance. When improvement projects produce a higher economic yield and require demolition of a component of a speedway facility, capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project. Also, assets are classified as held for sale when management determines that sale is probable within one year. Management believes no impairment of long-lived assets used in continuing operations exists at December 31, 2011.

In connection with the development and completed construction of TMS in 1997, the Company entered into arrangements with the FW Sports Authority, a non-profit corporate instrumentality of the City of Fort Worth, Texas, whereby the Company conveyed the speedway facility, excluding its on-site condominiums and office and entertainment complex, to the FW Sports Authority. The Company, which has the right to reacquire the facility, operates the speedway facility under a 30-year arrangement with the FW Sports Authority. Because of the Company's responsibilities, including associated risks, rewards and obligations, under these arrangements, the speedway facility and related liabilities are included in the accompanying consolidated balance sheets.

Goodwill and Other Intangible Assets (Note 5) represent the excess of business acquisition costs over the fair value of net assets acquired, and are all associated with the Company's motorsports related activities and reporting units. Intangible assets consist predominately of goodwill and nonamortizable intangible assets for race event sanctioning and renewal agreements and, to a lesser extent, goodwill associated with event related motorsports merchandising. Acquired intangible assets are valued using the direct value method. The Company's race event sanctioning and renewal agreements for each NASCAR-sanctioned racing event are awarded annually. The Company has evaluated each of its intangible assets for these agreements and determined that each will extend into the foreseeable future. The Company has never been unable to renew these race date agreements for any subsequent year and no such agreement has ever been cancelled. Based on these and other factors, such race date agreements are expected to be awarded to the Company in perpetuity. As such, these nonamortizable intangible assets for race event sanctioning and renewal agreements are considered to have indefinite useful lives because their renewal and cash flow generation are expected to continue indefinitely.

The Company evaluates goodwill and other intangible assets for possible impairment annually in the second quarter, or when events or circumstances indicate possible impairment may have occurred. The Company follows applicable authoritative guidance on accounting for goodwill and other intangible assets which specifies, among other things, nonamortization of goodwill and requires testing of intangible assets with indefinite useful lives for possible impairment at least annually. The Company evaluates intangible assets for possible impairment based on expected future discounted operating cash flows and profitability attributable to such assets (using the fair value assessment provisions of applicable authoritative guidance), supported by quoted market prices or comparable transactions where available or applicable. Management considers each speedway and motorsports and non-motorsports merchandising subsidiary an operating segment and separate reporting unit principally because that is the lowest level for which discrete financial information is available to the Company's segment managers and chief operating decision maker. No reporting units are aggregated for purposes of evaluating intangible assets for possible impairment.

Management considered that the estimated market value for comparable NASCAR race event sanction and renewal agreements based on recent and historical sales transactions (the Company had agreements to annually conduct thirteen NASCAR Sprint Cup, ten NASCAR Nationwide, and nine NASCAR Camping World Truck Series races as of the evaluation date), combined with the estimated fair value for all other Company net assets, exceeds its current market capitalization. Management also considered recent market trading ranges of price to earnings and sales multiples, cash flow and other traditional valuation methods, control premiums, and other market information related to the Company's common stock from historical and forward-looking perspectives. Such information was also compared to available market information for certain motorsports industry peers. Weighting of evaluation results was not required as none of the methods, individually or collectively, indicated possible impairment. Despite ongoing domestic and global economic challenges, management believes there has been no fundamental change in the Company's core motorsports business. The inputs for measuring fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available. The Company believes the methods used to determine fair value and evaluate impairment were appropriate, relevant, and represent methods customarily available and used for such purposes and are the best available estimate of fair value. Management believes the Company's market capitalization decline below its consolidated shareholder's equity is temporary and not an indicator of further impairment. Management's latest annual impairment assessment indicated no impairment of goodwill or other intangible assets has occurred except as described below in "Impairment Charges on Goodwill and Other Intangible Assets", and there has since been no other events or circumstances which indicate possible unrecognized impairment as of December 31, 2011. Different economic or industry conditions or assumptions, and changes in projected cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the impairment evaluation and the Company's future financial condition or results of operations. The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation.

Impairment Charges on Goodwill and Other Intangible Assets (Note 5) – Management's latest annual assessment of goodwill and other intangible assets in the second quarter 2011 indicated the estimated fair value of each reporting unit and each indefinite-lived intangible asset exceeded its associated carrying value except for one reporting unit, NHMS. The impairment evaluation was based predominately on management's best estimate of future discounted operating cash flows and profitability for all reporting units, and considered the approved realignment of an annual NASCAR Sprint Cup racing event from AMS to KyS beginning in the third quarter 2011. Realignment of the race date from AMS to KyS resulted in no impairment of intangible or other long-lived assets. However, the evaluation indicated the carrying values for NHMS exceeded estimated fair value. As such, a non-cash impairment charge of $48,609,000 (with no income tax benefit) was reflected in the second quarter 2011 to reduce goodwill related to NHMS to estimated fair value. The Company previously reported that last year's annual evaluation found the estimated fair value for this reporting unit exceeded carrying values by a relatively nominal amount. This year's annual evaluation reflected lowered estimated future cash flows principally because of the severity and length of the recession extending beyond the Company's previous forecast, reducing visibility on profitability recovery. The goodwill originated upon recording deferred tax liabilities associated with race date intangibles of $127.4 million established under purchase method accounting rules over and above NHMS's net cash purchase price of $330.1 million paid in 2008. Those accounting rules required establishing such deferred tax liabilities assuming the Company would ultimately sell NHMS assets, and not stock, for tax reporting purposes. Those accounting rules prohibit elimination or adjustment notwithstanding such ultimate payment of taxes was, and still is, believed unlikely and that no sale is being contemplated. The impairment does not pertain to or affect the underlying value of the Company's race date intangibles. The evaluation did not consider the possibility that management may realign one or more other NASCAR Sprint Cup Series racing events among its speedway facilities, which could result in net higher or improved future projected cash flows. The 2011 charge and associated operations are included in the Company's "motorsports event related" reporting segment (see Note 13).

In 2009, the Company reflected an impairment charge on other intangible assets and goodwill associated with potentially unfavorable developments for certain promotional contracts and operations of TSI. The Company's assessment based on applicable authoritative guidance and methodology described above in "Goodwill and Other Intangible Assets" found that carrying values exceeded estimated fair values. This non-cash 2009 impairment charge amounted to $7,273,000 before income tax benefits of $2,866,000, and consisted of gross carrying values of $8,095,000 and accumulated amortization of $822,000. The charge and associated operations are included in the Company's "all other" reporting segment (see Note 13).

Deferred Income, Net (noncurrent) as of December 31, 2011 and 2010 consists of (in thousands):

	2011	2010
Preferred Seat License fees, net	$ 4,814	$5,330
Multi-year marketing arrangements and deferred Speedway Club membership income	4,957	1,257
TMS oil and gas mineral rights lease receipts	2,942	–
Total	$12,713	$6,587

Preferred Seat License Fees, Net – KyS and TMS offer Preferred Seat License (PSL) agreements whereby licensees are entitled to purchase annual season-ticket packages for sanctioned racing events under specified terms and conditions. Among other items, licensees are required to purchase all season ticket packages when and as offered each year. License agreements automatically terminate without refund should licensees not purchase any offered ticket and are transferable once each year subject to certain terms and conditions. Also, licensees are not entitled to refunds for postponement or cancellation of events due to weather or certain other conditions. Net PSL fees are deferred when received and amortized into income over the estimated useful life of those facilities or recognized upon license agreement termination.

Certain Multi-year Marketing Arrangements – Certain marketing agreements contain elements of purchased property and equipment exchanged for multi-year marketing and other promotional activities at one or more of our facilities. The associated assets and deferred revenue are initially recorded based on their estimated fair or retail values, with assets then depreciated over estimated useful lives and deferred revenue recognized into income over five-year agreement terms on a straight-line basis as events are conducted each year in accordance with the respective agreement terms. Deferred revenue recognizable in the upcoming fiscal year is reflected as current liabilities in deferred race event and other income.

Deferred Speedway Club Membership Income – The CMS and TMS Speedway Clubs sell memberships that entitle members to certain dining, other club and racing event seating privileges, and require upfront fees and monthly assessments. Net membership revenues are deferred when billed and amortized into income over an estimated average membership term of ten years.

TMS Oil and Gas Mineral Rights Lease Receipts – TMS, in conjunction with the Fort Worth Sports Authority, has entered into a two-year oil and gas mineral rights lease agreement expiring December 2013 which, among other things, provides the lessee various defined property access and right-of-ways, exclusive exploration and extraction rights, and non-interference by TMS should extraction infrastructure construction and operations commence. TMS is required to directly coordinate with the lessor on roadway and pipeline logistics to prevent interference of TMS or lessor activities, and monitor regulatory and other contract compliance. An upfront cash payment received in December 2011 is being accreted into other operating revenue over the two-year agreement term on a straight-line basis. Amounts recognized in 2011 were not significant. Deferred revenue recognizable in the upcoming fiscal year is reflected as current liabilities in deferred race event and other income. Through a combination of this lease and other agreements, including a joint exploration agreement, with the Fort Worth Sports Authority, if and when oil and gas extraction commences or upon meeting certain price levels, this lease agreement can be extended and TMS entitled to stipulated stand-alone and shared royalties.

Advertising Expenses – Event specific advertising costs are expensed when an associated event is held and included principally in direct expense of events. Non-event related advertising costs are expensed as incurred and included principally in other direct operating expense. Advertising expense amounted to $18,438,000 in 2011, $18,790,000 in 2010 and $15,672,000 in 2009. There were no deferred direct-response advertising costs at December 31, 2011 or 2010.

Operating Leases – The Company has various operating leases principally for office and warehouse space and for equipment used in conducting racing events and other operations. These operating leases typically have initial terms of less than one year or are cancelable with minimal notice, although certain operating equipment leases include multi-year terms. Rent expense for operating leases amounted to $5,999,000 in 2011, $5,132,000 in 2010 and $5,694,000 in 2009. Various office and warehouse facilities leased from an affiliate (see Note 9) are cancelable with minimal notice; however, such lease arrangements will likely be renewed annually through specific contract periods. The Company leases various office, warehouse and industrial park space under operating leases to various entities largely involved in motorsports. These operating leases typically have initial terms of one year or more and are noncancelable. Lease revenue for operating leases amounted to $4,275,000 in 2011, $3,997,000 in 2010 and $4,212,000 in 2009.

Future annual minimum lease payments (where initial terms are one year or more and assuming renewal through contracted periods), and contracted future annual minimum leases revenues, under operating leases at December 31, 2011 are as follows (in thousands):

	Lease Payments	Lease Revenues
2012	$ 910	$ 3,719
2013	460	3,177
2014	421	2,590
2015	391	1,853
2016	368	1,223
Thereafter	1,438	1,775
Total	$3,988	$14,337

Other (Income) Expense, Net for 2009 through 2011 consists of (in thousands):

	2011	2010	2009
Loss (gain) associated with property sales and other assets	$ 109	$(2,432)	$(150)
Net loss on abandonment and disposals of property and equipment	46	128	131
Other	(497)	(74)	356
Total	$(342)	$(2,378)	$ 337

Income Taxes (Note 8) – The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. Income taxes are provided using the liability method whereby estimated deferred income taxes, and significant items giving rise to deferred tax assets and liabilities, reflect management's assessment of future taxes likely to be paid, including timing, probability of realization and other relevant factors. The Company provides for income taxes at the end of each interim period based on management's best estimate of the annual estimated effective income tax rate. Cumulative adjustments to the Company's annual estimated effective income tax rate are recorded in the interim period in which a change in the annual estimated effective income tax rate is determined. The Company's accounting for income taxes reflects management's assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation. The Company assesses the need for valuation allowances for deferred tax assets based on the sufficiency of estimated future taxable income and other relevant factors. Cash paid for income taxes as reflected on the consolidated statements of cash flows excludes any previous overpayments the Company may have elected to apply to income tax liabilities.

The Company follows applicable authoritative guidance on accounting for uncertainty in income taxes which, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. Evaluation of a tax position includes determining whether it is more likely than not a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position meets the more-likely-than-not recognition threshold, it is presumed the position will be examined by appropriate taxing authorities having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Taxes Collected from Customers – The Company reports sales, admission and other taxes collected from customers on both a gross and net basis in operations. Such taxes reported on a gross basis amounted to $6,498,000 in 2011, $7,940,000 in 2010 and $8,815,000 in 2009.

Fair Value of Financial Instruments – The Company follows applicable authoritative guidance which requires that financial and non-financial assets and liabilities measured and reported on a fair value basis be classified, disclosed and categorized as further described below. Fair value estimates are based on relevant market information and single broker quoted market prices where available at a specific point in time, and changes in assumptions or market conditions could significantly affect estimates. The carrying values of cash and cash equivalents, short-term investments, accounts and notes receivable, certain other assets and accounts payable approximate fair value because of the short maturity of these financial instruments. Short-term investments, marketable debt and equity securities and cash surrender values are carried at fair value based on binding and non-binding broker quoted market prices. Notes and other receivables and bank revolving credit facility and term loan borrowings are variable interest rate financial instruments and, therefore, carrying values approximate fair value. The fixed rate senior notes payable are publicly traded and estimated fair values are based on single broker quoted market prices. Other long-term debt is non-interest bearing and discounted based on estimated current cost of borrowings and, therefore, carrying values approximate market value. Quoted market prices are not available for determining market value of the Company's equity investment in an associated entity. For equity investments, the Company estimates fair value primarily using estimated discounted cash flows. See "Joint Venture Equity Investment" above for fair value information on a contingent guarantee obligation associated with MA.

The following table presents estimated fair values and categorization levels of the Company's financial instruments as of December 31, 2011 and 2010 (in thousands):

			December 31, 2011		December 31, 2010	
	Level	Class	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets						
Cash and cash equivalents	1	R	$ 87,368	$ 87,368	$ 92,200	$ 92,200
Short-term investments	2	R	–	–	975	975
Marketable equity securities	1	R	–	–	12	12
Floating rate notes receivable	2	NR	2,765	2,765	3,145	3,145
Cash surrender values	2	NR	4,319	4,319	4,031	4,031
Liabilities						
Floating rate revolving Credit Facility, including Term Loan	2	NR	145,000	145,000	20,000	20,000
6¾% Senior Notes Payable due 2019	1	NR	150,000	150,750	–	–
8¾% Senior Notes payable due 2016	1	NR	269,517	298,375	268,275	295,625
6¾% Senior Subordinated Notes Payable previously due 2013	1	NR	–	–	330,000	332,475
Other long-term debt	2	NR	8,040	8,040	10,422	10,422

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Class R: Measured at fair value on recurring basis, subsequent to initial recognition.
Class NR: Measured at fair value on nonrecurring basis, subsequent to initial recognition.

Short-term investments consisted principally of auction rate securities held in large, qualified financial institutional investment accounts. These investments were classified as "trading" securities and carried at estimated fair value, and realized and unrealized gains or losses were included in the Company's consolidated statements of operations. The Company's $975,000 investment in auction rate securities as of December 31, 2010 was fully recovered in 2011.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts and notes receivable, and cash surrender values. Concentration of credit risk with respect to cash and cash equivalents and cash surrender values is limited through placement with major high-credit qualified financial institutions and insurance carriers, respectively. However, amounts placed often significantly exceed available insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the large numbers and wide variety of customers and customer industries and their broad geographical dispersion. Also, a significant portion of the Company's accounts receivable typically pertain to advance revenues for specific events which are deferred until the event is held. As such, exposure to credit risk on such receivables that could adversely affect operating results is limited until recognition of the associated deferred race event income. The Company generally requires sufficient collateral equal to or exceeding note amounts, or accepts notes from high-credit quality entities or high net-worth individuals, limiting its exposure to credit risk. Amounts due from affiliates typically can be offset to the extent of amounts payable to affiliates, limiting the Company's exposure to credit risk.

Loss and Other Contingencies and Financial Guarantees – The Company accrues a liability for contingencies if the likelihood of an adverse outcome is probable and the amount is estimable. Legal and other costs associated with loss contingencies are expensed as incurred. The Company accounts for financial guarantees using applicable authoritative guidance which requires, among other things, that guarantors recognize a liability for the fair value of obligations undertaken by issuing a guarantee.

CMS's property includes areas used as solid waste landfills for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992, but CMS currently allows certain property to be used for land clearing and inert debris landfilling. Landfilling for construction and demolition debris has ceased on the CMS property. However, one landfill at CMS is currently permitted to receive inert debris and waste from land clearing activities ("LCID" landfill), and may allow similar LCID landfill operations in the future on its property. Prior to 1999, CMS leased a portion of its property for construction and demolition debris landfill use (a "C&D" landfill), receiving solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but not inert debris, land-clearing debris or yard debris. The CMS C&D landfill is now closed. Management believes the active solid waste landfill was constructed in such a manner as to minimize the risk of contamination to surrounding property. Management believes the Company's operations, including the landfills on its property, comply with all applicable federal, state and local environmental laws and regulations. Management is not aware of any situation related to landfill operations which would have a material adverse effect on the Company's financial position, future results of operations or cash flows.

KyS held an inaugural NASCAR Sprint Cup race in the third quarter 2011. Because of various traffic congestion issues, the Company offered to exchange race tickets meeting certain criteria for tickets to specified KyS or other speedway 2011 race events or KyS's 2012 Sprint Cup race event. The exchange offer expired November 30, 2011 and cash refunds were not offered. Tickets exchanged for race events held in 2011 were not significant. As of December 31, 2011, the Company has deferred race event income of $589,000 associated with tickets exchanged for KyS's 2012 Sprint Cup event.

Recently Issued Accounting Standards – The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2009-13 "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements" which, among other things, amended the criteria in Subtopic 605 for separating consideration in multi-deliverable arrangements. This amendment: (1) provides updated guidance on whether multiple deliverables exist, on separating arrangement deliverables, and allocating consideration; (2) requires entities to allocate arrangement revenue using estimated selling prices of deliverables if a vendor does not have vendor specific objective evidence or third-party evidence of selling prices; (3) eliminates use of the residual method and requires entities to allocate revenue using the relative selling price method; and (4) expands disclosure requirements pertaining to a vendor's multiple-deliverable revenue arrangements. The amended guidance is effective for fiscal years beginning on or after June 15, 2010, and adoption may be prospective or retrospectively applied. The Company's adoption had no significant impact on its financial statements or disclosures, and the Company will apply this guidance if and when future applicable transactions occur.

The FASB issued Accounting Standards Update No. 2010-28 "Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" which, among other things, modifies Step 1 of goodwill impairment testing (where entities must assess whether reporting unit carrying amounts exceed fair value) for reporting units with zero or negative carrying amounts. For those reporting units, entities are required to perform Step 2 of the goodwill impairment test (additional testing to determine whether goodwill has been impaired and the amount of such impairment, if any) if it is more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether any adverse qualitative factors indicate that impairment may exist. These qualitative factors are consistent with the existing guidance which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendment does not provide guidance on how to determine carrying amounts or measure reporting unit fair value. Any resulting goodwill impairment upon adoption of this guidance should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company's adoption had no impact on its financial statements or disclosures, and the Company will apply this guidance to future impairment assessments.

The FASB issued Accounting Standards Update No. 2011-05 "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" to improve the comparability, consistency and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity will be eliminated. All non-owner changes in stockholders' equity will now require presentation either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and applied retrospectively. Early adoption is permitted. The Company is currently evaluating the potential impact that adoption will have on its financial statement presentation.

The FASB issued Accounting Standards Update No. 2011-05 "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" which defers changes in Update 2011-05 that relate to reclassification adjustment presentation and supersede certain pending paragraphs in Update 2011-05. The amendments allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During redeliberation, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with presentation requirements in effect before Update 2011-05 (no other requirements in Update 2011-05 were affected by this Update). The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the potential impact that adoption will have on its financial statement presentation.

The FASB issued Accounting Standards Update No. 2011-08 "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment" under which entities have the option to first assess qualitative factors to determine whether events or circumstances exist that lead to determining it is more likely than not that the reporting unit's fair value is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test described in Topic 350 is unnecessary. Under this update, entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test, and may resume performing the qualitative assessment in any subsequent period. In concluding on whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, entities should consider the extent to which each adverse event or circumstance identified could affect the comparison of a reporting unit's fair value with its carrying amount. Entities should place more weight on events and circumstances that most affect a reporting unit's fair value or the carrying amount of its net assets, and should consider positive and mitigating events and circumstances that may affect its determination of whether it is more likely than not that the reporting unit's fair value is less than its carrying amount. Where recent fair value calculations have been performed, the difference between reporting unit fair value and carrying amount must be considered in deciding whether the first step of the impairment test is necessary. This update provides examples of events and circumstances that entities should consider in performing qualitative assessments and other testing that supersede previous examples. Under this update, entities are no longer permitted to carry forward detailed calculations of a reporting unit's fair value from a prior year. This update does not change current guidance for testing other indefinite-lived intangible assets for impairment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. At this time, management does not believe this guidance will impact the Company's financial statements when effective.

3. INVENTORIES

Inventory costs consist of: (i) souvenirs and 5/8-scale and similar small-scale finished vehicles determined on a first-in, first-out basis; and (ii) apparel, micro-lubricant®, and parts and accessories product costs determined on an average current cost basis. No general and administrative costs are included in inventory costs. Cost of sales are charged using the same inventory cost bases. Inventories as of December 31, 2011 and 2010 consist of (in thousands):

	2011	2010
Souvenirs and apparel	$2,867	$3,870
Finished vehicles, parts and accessories	5,149	4,760
Micro-lubricant® and other	614	752
Total	$8,630	$9,382

All inventories are stated at the lower of cost or market value with provisions for differences between cost and estimated market value based on assumptions about current and future demand, market conditions and trends that might adversely impact realization. Inventories are reflected net of provisions summarized as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$5,938	$6,500	$ 7,727
Current year provision	344	241	817
Current year sales and write-offs	(517)	(803)	(2,044)
Balance, end of year	$5,765	$5,938	$ 6,500

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 and 2010 is summarized as follows (dollars in thousands):

	Estimated Useful Lives	2011	2010
Land and land improvements	5-25	$ 446,200	$ 434,574
Racetracks and grandstands	5-45	738,991	685,747
Buildings and luxury suites	5-40	439,389	426,192
Machinery and equipment	3-20	44,867	43,552
Furniture and fixtures	5-20	33,482	31,359
Autos and trucks	3-10	11,134	11,074
Construction in progress		5,381	26,453
Total		1,719,444	1,658,951
Less accumulated depreciation		(542,290)	(489,670)
Net		$1,177,154	$1,169,281

Other Information – Depreciation expense amounted to $53,956,000 in 2011, $52,697,000 in 2010 and $52,468,000 in 2009. As of December 31, 2011, the Company has contractual obligations for 2012 capital expenditures of approximately $4.0 million for various planned capital improvements.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The composition and accounting for intangible assets are further described in Note 2, except for other intangible assets consisting of amortizable event sanctioning and renewal agreements for certain annual drag racing events to be held for six years commencing in 2010. As of December 31, 2011 and 2010, gross carrying values and accumulated amortization by class of intangible asset are as follows (dollars in thousands):

	2011			2010			
	Gross Carrying Value	Accumulated Amortization	Net	Gross Carrying Value	Accumulated Amortization	Net	Estimated Amortization Period (Years)
Nonamortizable race event sanctioning and renewal agreements	$394,913	–	$394,913	$394,913	–	$394,913	–
Amortizable race event sanctioning and renewal agreements	70	(23)	47	70	(11)	59	6
Total	$394,983	(23)	$394,960	$394,983	(11)	$394,972	

Changes in the gross carrying value of other intangible assets and goodwill for 2011 and 2010 are as follows (in thousands):

	Other Intangible Assets		Goodwill	
	2011	2010	2011	2010
Balance, beginning of year	$394,983	$394,983	$187,326	$181,013
Increase from acquisitions	–	–	–	6,313
Decrease from impairment charges	–	–	(48,609)	–
Balance, end of year	$394,983	$394,983	$138,717	$187,326

For 2010, the increase in goodwill from acquisitions reflects an obligation for additional purchase consideration associated with the Company's purchase of KyS. The obligation was recorded upon satisfaction of certain triggering contingent conditions, one of which was the Company conducting an annual NASCAR Sprint Cup racing event at KyS. Because a NASCAR Sprint Cup racing date was realigned from AMS to KyS beginning in 2011, the obligation was recorded as an increase to goodwill (as opposed to other intangible assets if purchased). See Note 6 for additional information on the recorded purchase obligation. This goodwill is expected to be deductible for tax purposes.

For 2011, the decrease in goodwill reflects an impairment charge (with no income tax benefit) to reduce goodwill related to NHMS to estimated fair value as further described in Note 2 "Impairment Charges on Goodwill and Other Intangible Assets".

At December 31, 2011, the carrying amounts for goodwill and other intangible assets include accumulated impairments of $57.2 million and $3.3 million, respectively. Amortization expense on other intangible assets amounted to $129,000 in 2009 and was not significant in 2011 or 2010. Estimated annual amortization expense for each of the next five years is not significant.

6. LONG-TERM DEBT

As further described below, the Company amended and restated its Credit Facility, issued new senior notes and redeemed all outstanding senior subordinated notes in the first quarter 2011.

Long-term debt at December 31, 2011 and 2010 consists of (in thousands):

	2011	2010
Revolving credit facility	$ 10,000	$ 20,000
Credit facility term loan	135,000	–
Senior notes	419,517	268,275
Senior subordinated notes	–	330,000
Other notes payable	8,040	10,422
Total	572,557	628,697
Less current maturities	(17,540)	(2,381)
Long-term debt, excluding current maturities	$555,017	$626,316

Annual maturities of long-term debt at December 31, 2011 are as follows (in thousands):

2012	$ 17,540
2013	17,709
2014	16,347
2015	101,444
2016	269,517
Thereafter	150,000
Total	$572,557

2011 Bank Credit Facility Amendment – In January 2011, the Company's Credit Facility was amended and restated (the 2011 Credit Facility or Credit Facility) which: (i) provides for a four-year $100,000,000 senior secured revolving credit facility, with separate sub-limits of $50,000,000 for standby letters of credit and $10,000,000 for swing line loans; (ii) provides for a four-year $150,000,000 senior secured term loan (the Term Loan); (iii) matures in January 2015; (iv) allows the Company to increase revolving commitments or establish a term loan (or a combination of the two) up to an aggregate additional $50,000,000 with certain lender commitment conditions; (v) provides that Credit Facility borrowings must be used solely for refinancing existing indebtedness, working capital and other general corporate needs, capital expenditures and permitted investments; (vi) allows the acquisition of additional motor speedways and related businesses subject to specified limitations; (vii) permits other investments not specifically referenced of up to $5,000,000 each year with unrestricted subsidiaries; (viii) allows annual aggregate payments of dividends and repurchases of SMI securities of up to $50,000,000, increasing up to $75,000,000 subject to maintaining certain financial covenants; and (ix) limits annual capital expenditures to $75,000,000. The Term Loan requires quarterly principal payments of at least $3,750,000.

In 2011, the Company borrowed $30,000,000 under the revolving credit facility and $150,000,000 under the Term Loan to fund the tender offer and early redemption of the senior subordinated notes further described below, and repaid $40,000,000 of revolving credit facility and $15,000,000 of Term Loan borrowings. The Company repaid borrowings of $50,000,000 in 2010, and repaid borrowings of $48,953,000 and borrowed $30,000,000 for working capital purposes in 2009. As further discussed below, proceeds from the 2009 Senior Notes offering were used to reduce outstanding Credit Facility borrowings by $261,047,000 in 2009. At December 31, 2011 and 2010, outstanding borrowings under the Credit Facility were $10,000,000 and $20,000,000, and under the Term Loan were $135,000,000 and $0, respectively. At December 31, 2011, outstanding letters of credit amounted to $892,000.

Revolving loans under the Credit Facility may be borrowed, repaid and reborrowed, from time to time, subject to certain conditions on the date borrowed. Interest is based, at the Company's option, upon LIBOR plus 1.75% to 2.75% or the greater of Bank of America's prime rate, Federal Funds rate plus 0.5% or LIBOR plus 1.0%, plus 0.75% to 1.75%. The Credit Facility also contains a commitment fee ranging from 0.35% to 0.55% of unused amounts available for borrowing. The interest rate margins on borrowings and the commitment fee are adjustable periodically based upon certain consolidated total leverage ratios. Prior to the Credit Facility amendment, interest was based, at the Company's option, upon LIBOR plus 2.50% to 3.75% or the greater of Bank of America's prime rate, the Federal Funds rate plus 0.5% or the Eurodollar rate plus 1.0%, plus 1.5% to 2.75%. The Credit Facility contains a number of affirmative and negative financial covenants, including requirements that the Company maintain certain ratios of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) to interest expense, and minimum net worth. Indebtedness under the Credit Facility is secured by a pledge of all capital stock and limited liability company interests of the Guarantors.

Issuance of New Senior Notes – In February 2011, the Company completed a private placement of new 6¾% Senior Notes in aggregate principal amount of $150,000,000 (the 2011 Senior Notes). These 2011 Senior Notes were issued at par value, and net proceeds, after commissions and fees, approximated $147,075,000. Net offering proceeds, along with new Term Loan borrowings of $150,000,000 under the Credit Facility and cash on hand, were used to redeem and retire all tendered outstanding senior subordinated notes as further discussed below. The Company completed an exchange offer for substantially identical notes registered under the Securities Act in May 2011.

The 2011 Senior Notes mature in February 2019, and interest payments are due semi-annually on February 1 and August 1 commencing August 1, 2011. The Company may redeem some or all of the 2011 Senior Notes at annually declining redemption premiums ranging from 103.375% of par in fiscal years beginning February 1, 2015 to par after February 1, 2017, and up to 35% of the 2011 Senior Notes before February 1, 2014 with proceeds from certain equity offerings at a redemption premium of 106.75% of par. The Company may also redeem some or all of the 2011 Senior Notes before February 1, 2015 at par plus a "make-whole" premium. In the event of a change of control, the Company must offer to repurchase the 2011 Senior Notes at 101% of par value. The 2011 Senior Notes rank equally in right of payment with all other Company existing and future senior debt, are senior in right of payment to any subordinated debt and are effectively subordinated to all secured debt, including the Credit Facility. The Indenture governing the 2011 Senior Notes permits dividend payments each year of up to approximately $0.48 per share of common stock, increasable subject to meeting certain financial covenants.

2009 Senior Notes – In May 2009, the Company completed a private placement, and a subsequent exchange offer for substantially identical notes registered under the Securities Act, of 8¾% senior notes (the 2009 Senior Notes) in aggregate principal amount of $275,000,000. These 2009 Senior Notes were issued at 96.8% of par value and net proceeds were used to reduce outstanding borrowings under the Credit Facility. Original debt issuance discount and deferred financing costs are being amortized over the associated seven-year note term. As of December 31, 2011 and 2010, the 2009 Senior Notes carrying value of $269,517,000 and $268,275,000 is reported net of unamortized issuance discount of $5,483,000 and $6,725,000, respectively.

The 2009 Senior Notes mature in 2016 and interest payments are due semi-annually on June 1 and December 1. The Indenture governing the 2009 Senior Notes (the 2009 Senior Notes Indenture) contains certain restrictive and required financial covenants. The 2009 Senior Notes rank equally in right of payment with all existing and future senior debt; rank senior in right of payment to all existing and future subordinated debt; are effectively subordinated to all existing and future debt to the extent of assets securing such debt, including the Credit Facility; and are structurally subordinated to existing and future debt or other liabilities of subsidiaries that do not guarantee the 2009 Senior Notes. The 2009 Senior Notes Indenture permits annual dividend payments of up to approximately $0.48 per share of common stock, increasable subject to meeting certain financial covenants. The Company may redeem some or all of the 2009 Senior Notes at annually declining redemption premiums ranging from 104.375% of par in the twelve month periods beginning June 1, 2013 to par after June 1, 2015, and up to 35% of the 2009 Senior Notes on or before June 1, 2012 with proceeds from certain equity offerings at a redemption premium. In the event of a change of control, the Company must offer to repurchase the 2009 Senior Notes at 101% of par value plus accrued and unpaid interest.

Other General Terms and Conditions – The 2011 Credit Facility, 2009 Senior Notes and 2011 Senior Notes contain certain requirements and restrictive financial covenants and limitations on capital expenditures, acquisitions, dividends, repurchase or issuance of SMI securities, restricted payments, equity and debt security repurchases, limitations or prohibitions on incurring other indebtedness, liens or pledging assets to third parties, consolidation, mergers, transactions with affiliates, guarantees, asset sales, specific types of investments, distributions, redemptions and disposition of property, and entering into new lines of business. The 2011 Credit Facility agreement, 2009 Senior Notes Indenture and 2011 Senior Notes Indenture also contain cross-default provisions. The Company was in compliance with all applicable covenants under these debt agreements as of December 31, 2011.

Early Redemption of Senior Subordinated Notes – In the first quarter 2011, the Company completed a tender offer and redeemed $298,331,000 and $31,669,000 in aggregate principal amount of outstanding 6¾% Senior Subordinated Notes (Senior Subordinated Notes) at 101.375% and 101.25% of par, respectively, with proceeds from the 2011 Senior Notes issuance, Term Loan borrowings of $150,000,000 and cash on hand. The Senior Subordinated Notes were previously scheduled to mature in September 2013, guaranteed by all operative Company subsidiaries except Oil-Chem and its subsidiaries, and interest payments were due semi-annually on June 1 and December 1. Cash on hand aggregating approximately $11.3 million was also used to fund the redemption premium, settlement payments and transaction costs for all associated debt transactions.

The 2011 loss on early debt redemption and refinancing represents a charge to earnings for tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements, and aggregating approximately $7.5 million, before income taxes of $2.9 million.

Other Notes Payable – Long-term debt includes a non-interest bearing debt obligation associated with the Company's December 2008 acquisition of KyS, payable in 60 monthly installments of $125,000 beginning in January 2009. As of December 31, 2011 and 2010, the obligation's carrying value of $2,820,000 and $4,109,000, reflects discounts of $180,000 and $391,000, respectively, based on a 6% effective interest rate. Other long-term debt also includes a non-interest bearing debt obligation for additional purchase consideration, recorded in the fourth quarter 2010 upon satisfaction of certain triggering conditions associated with the Company's purchase of KyS. The obligation is payable in 60 monthly installments of $125,000 beginning in January 2011. As of December 31, 2011 and 2010, the obligation's carrying value of $5,220,000 and $6,313,000 reflects discounts of $780,000 and $1,187,000, respectively, based on a 7% effective interest rate.

Subsidiary Guarantees – Amounts outstanding under the 2011 Credit Facility, 2009 Senior Notes and 2011 Senior Notes are guaranteed by all of SMI's material operative subsidiaries except for Oil-Chem and its subsidiaries (which are presently non-material). These guarantees are full and unconditional and joint and several, with the 2011 Senior Notes on a senior unsecured basis. The parent company has no independent assets or operations. There are no restrictions on the subsidiaries' ability to pay dividends or advance funds to the parent company.

Interest Rate Swap – The Company at times may use interest rate swaps for non-trading purposes to hedge interest rate risk and optimize a combination of variable and fixed interest rate debt. Changes in fair value and differentials paid or received in periodic settlements were reflected as an adjustment to interest expense and included in operating activities in the statement of cash flows. For early terminated swap agreements, net settlement payments at termination were deferred when received and amortized into income as a yield adjustment to interest expense over the underlying hedged debt term. The Company had one interest rate cash flow swap agreement that provided fixed interest rate features on certain variable rate term loan obligations, which expired upon maturity in March 2010. Prior to expiration, the Company paid a 3.87% fixed interest rate and received a variable interest rate based on LIBOR on decreasing principal notional amounts. The agreement provided for quarterly settlements and expired corresponding with the underlying hedged debt term. The cash flow swap agreement did not meet the conditions for hedge accounting under applicable authoritative guidance. Interest expense decreased $42,000 in 2010 and $408,000 in 2009 due to market value changes of the interest rate swap agreement. Interest expense reflects net settlement payments of $42,000 in 2010 and $461,000 in 2009.

Interest Expense, Net – Interest expense, interest income and capitalized interest costs are summarized as follows (in thousands):

	2011	2010	2009
Gross interest costs	$ 44,700	$ 53,223	$ 46,384
Less capitalized interest costs	(2,286)	(710)	(438)
Interest expense	42,414	52,513	45,946
Interest income	(302)	(418)	(865)
Interest expense, net	$ 42,112	$ 52,095	$ 45,081
Weighted average interest rate on borrowings under bank Credit Facility	2.8%	3.9%	2.4%

7. CAPITAL STRUCTURE, PER SHARE DATA AND OTHER EQUITY INFORMATION

Preferred Stock – At December 31, 2011, SMI has authorized 3,000,000 shares of preferred stock with a par value of $.10 per share. Shares of preferred stock may be issued in one or more series with rights and restrictions as may be determined by the Company's Board of Directors. No preferred shares were issued or outstanding at December 31, 2011 or 2010.

Per Share Data – The following schedule reconciles basic and diluted earnings or loss per share from continuing operations (where computations are anti-dilutive, reported basic and diluted per share amounts are the same) (in thousands except per share amounts):

	2011	2010	2009
(Loss) income from continuing operations applicable to common stockholders and assumed conversions	$ (5,561)	$45,263	$ (6,158)
Weighted average common shares outstanding	41,524	41,927	42,657
Dilution effect of assumed conversions, common stock equivalents – stock awards	–	1	–
Weighted average common shares outstanding and assumed conversions	41,524	41,928	42,657
Basic (loss) earnings per share	$ (0.14)	$ 1.08	$ (0.14)
Diluted (loss) earnings per share	$ (0.14)	$ 1.08	$ (0.14)
Anti-dilutive common stock equivalents excluded in computing diluted earnings or loss per share	1,237	1,469	1,686

Declaration of Cash Dividends – The Company's Board of Directors approved aggregate dividends on common stock in 2009 through 2011 as follows (in thousands except per share amounts):

	2011	2010	2009
Cash dividends paid	$16,623	$16,774	$15,352
Dividends per common share	$ 0.40	$ 0.40	$ 0.36

Quarterly dividends were declared in each period, all declaration, record and payment dates were in the same fiscal periods, and all dividends were funded from available cash and cash equivalents on hand. See Note 6 for annual limitations on dividend payments under the Company's debt agreements. On February 22, 2012, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million payable on March 15, 2012 to shareholders of record as of March 5, 2012. These 2012 quarterly cash dividends will be paid using available cash and cash investments.

Stock Repurchase Program – The Company's Board of Directors approved a stock repurchase program authorizing SMI to repurchase up to an aggregate of 4,000,000 shares of the Company's outstanding common stock from time to time, depending on market conditions, share price, applicable limitations under the Company's debt agreements (see Note 6), and other factors the Board of Directors or its designees, in their sole discretion, may consider relevant. The purchases can be in the open market or private transactions. The stock repurchase program is presently funded using available cash and cash equivalents and may be suspended or discontinued at any time. The Company repurchased 255,000, 723,000 and 887,000 shares of common stock for $3,597,000 in 2011, $11,264,000 in 2010 and $12,628,000 in 2009, respectively. As of December 31, 2011, the Company could repurchase up to an additional 368,000 shares under the current authorization.

8. INCOME TAXES

Components of the provision for income taxes are as follows (in thousands):

	2011	2010	2009
Current:			
Federal	$ (1,051)	$ 3,704	$ 9,516
State	(2,743)	(2,055)	885
	(3,794)	1,649	10,401
Deferred:			
Federal	17,612	14,688	27,310
State	9,663	9,485	2,509
	27,275	24,173	29,819
Total	$23,481	$25,822	$40,220

The reconciliation of statutory federal and effective income tax rates is as follows:

	2011	2010	2009
Statutory federal tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	16.8	4.3	(1.5)
Non-deductible impairment of goodwill	94.9	–	–
Change in valuation allowances, primarily related to losses on equity investees	2.4	0.2	87.7
Change in uncertain tax positions, including income tax liabilities for settlements with taxing authorities	(12.6)	(2.5)	(3.7)
Other, net	(5.5)	(0.7)	0.6
Total	131.0%	36.3%	118.1%

Tax effects of temporary differences resulting in deferred income taxes are as follows (in thousands):

	2011	2010
Deferred tax liabilities:		
Property and equipment	$ 251,369	$215,141
Goodwill and other intangible assets	141,677	136,721
Expenses deducted for tax purposes and other	3,536	3,657
Subtotal	396,582	355,519
Deferred tax assets:		
Income previously recognized for tax purposes	(17,991)	(15,198)
Stock option and other deferred compensation expense	(4,196)	(3,858)
PSL and other deferred income recognized for tax purposes	(2,247)	(2,543)
State and federal net operating loss carryforwards	(13,431)	(2,617)
Basis difference for equity investment and subsidiary	(64,042)	(63,291)
Subtotal	(101,907)	(87,507)
Less: Valuation allowance	66,299	65,644
Net deferred tax assets	(35,608)	(21,863)
Total net deferred tax liabilities	360,974	333,656
Net current deferred tax assets	5,924	291
Net non-current deferred tax liabilities	$ 366,898	$333,947

At December 31, 2011, the Company has approximately $31,174,000 of federal net operating loss carryforwards expiring in 2021 through 2031, and $50,268,000 of state net operating loss carryforwards expiring in 2012 through 2031. At December 31, 2011 and 2010, valuation allowances of $66,299,000 and $65,644,000 have been provided against deferred tax assets because management has determined that ultimate realization is not more likely than not for certain deferred tax assets and state net operating loss carryforwards. The 2011 change in valuation allowance is primarily attributable to a difference in financial and income tax reporting bases created by MA losses.

Effective Tax Rate Comparison for 2009 through 2011 – The Company's effective income tax rate for 2011 was 131.0%, for 2010 was 36.3%, and for 2009 was 118.1%. The higher 2011 effective income tax rate results primarily from reflecting the goodwill impairment charge (see Note 2) for which no tax benefit is recorded. Excluding the non-deductible goodwill impairment charge, the 2011 effective income tax rate would have been 36.1%. The 2010 effective income tax rate reflects the positive impact of decreases in income tax liabilities related to uncertain tax positions for settlements with taxing authorities. The higher 2009 effective income tax rate reflects increases in valuation allowances of $31,314,000 against deferred tax assets associated with equity investee losses because management determined that ultimate realization is not more likely than not. The 2009 tax rate was positively impacted by decreases in income tax liabilities related to settlements with taxing authorities. Without the valuation allowances, the Company's effective tax rate for 2009 would have been 30.4%.

Accounting for Uncertainty in Income Taxes – Income tax liabilities for unrecognized tax benefits approximate $1,004,000 and $2,879,000 as of December 31, 2011 and 2010, respectively, and are included in other noncurrent liabilities, all of which would favorably impact the Company's effective tax rate if recognized. The Company reports interest expense and penalties related to income tax liabilities, when applicable, in income tax expense. Interest and penalties recognized on uncertain tax positions amounted to $270,000 in 2011, $261,000 in 2010 and $429,000 in 2009. As of December 30, 2011 and 2010, the Company had $697,000 and $2,324,000 accrued for the payment of interest and penalties on uncertain tax positions, which is included in other noncurrent liabilities. As of December 31, 2011, management was not aware of any significant tax positions where it appeared reasonably possible that unrecognized tax benefits might significantly increase within the next twelve months. The tax years that remain open to examination include 2006 through 2011 by the Georgia Department of Revenue and the California

Franchise Tax Board, and 2008 through 2011 by all other taxing jurisdictions to which the Company is subject. The Company has been notified by the Internal Revenue Services that an examination of the Company's 2010 federal income tax return will be conducted in 2012.

A reconciliation of the change in the total unrecognized tax benefits and other information for the three years ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Beginning of period	$ 2,879	$ 5,081	$ 7,572
Increases for tax positions of current year	–	–	–
Increases for tax positions of prior years	358	131	–
Decreases for tax positions of prior years	(1,744)	–	–
Reductions for lapse of applicable statute of limitations	–	–	(507)
Reductions for settlements with taxing authorities	(489)	(2,333)	(1,984)
End of period	$ 1,004	$ 2,879	$ 5,081

9. RELATED PARTY TRANSACTIONS

Before July 30, 2002, the Company made loans to, and paid certain expenses on behalf of, Sonic Financial Corporation (Sonic Financial), a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer, for various corporate purposes. Also, the Company and Sonic Financial currently share various expenses in the ordinary course of business. Notes and other receivables from affiliates at December 31, 2011 and 2010 include $4,055,000 and $4,412,000 due from Sonic Financial. The amount due bears interest at 1% over prime, is payable on demand, and because the Company does not anticipate or require repayment before December 31, 2012, is classified as a noncurrent asset in the accompanying consolidated balance sheet. Changes in the amount due from December 31, 2010 primarily reflect increases for accrued interest on outstanding balances and decreases from shared expenses with affiliates. The amounts due were reduced from shared expenses and repayments, if any, net of accrued interest by $358,000 in 2011, $342,000 in 2010 and $330,000 in 2009. Any increases pertain to note receivable arrangements in place before July 30, 2002.

Amounts payable to affiliate at December 31, 2011 and 2010 consist of $2,594,000 for acquisition and other expenses paid on behalf of AMS by Sonic Financial prior to 1996. Of this amount, approximately $1,800,000 bears interest at 3.83% and the remainder at prime plus 1%. The entire amount is classified as long-term because payment is not required before December 31, 2012.

US Legend Cars, SMI Properties and Oil-Chem each lease office and warehouse facilities from Chartown, a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer, under annually renewable lease agreements. Rent expense for US Legend Cars approximated $244,000 in 2011, $245,000 in 2010 and $246,000 in 2009. Rent expense for SMI Properties approximated $241,000 in 2011, $243,000 in 2010 and $242,000 in 2009. Rent expense for Oil-Chem approximated $69,000 in 2011 and $96,000 in each of 2010 and 2009. At December 31, 2011 and 2010, amounts owed to Chartown were not significant.

Various SMI subsidiaries purchased new and used vehicles for operations and employee use from certain subsidiary dealerships of Sonic Automotive, Inc. (SAI), an entity in which the Company's Chairman and Chief Executive Officer is a controlling stockholder, for an aggregate of approximately $270,000 in 2011, $279,000 in 2010 and $113,000 in 2009. There were no vehicles sold to SAI in 2011, 2010 or 2009. Also, SMI Properties sold merchandise to SAI totaling $640,000 in 2011 and $648,000 in 2010, and an insignificant amount in 2009. Amounts due to or from SAI at December 31, 2011 and 2010 were not significant.

Oil-Chem sold zMAX micro-lubricant® product to certain SAI dealerships for resale to service customers of the dealerships in the ordinary course of business. Total purchases from Oil-Chem by SAI dealerships approximated $1,507,000 in 2011, $1,391,000 in 2010 and $1,491,000 in 2009. At December 31, 2011 and 2010, approximately $161,000 and $114,000 was due from SAI and are reflected in current assets.

SMI Properties and, to a lesser extent, other SMI subsidiaries purchased and sold motorsports merchandise, and received commissions for merchandise sold during Company events from Motorsports Authentics. Merchandise purchases approximated $609,000 in 2011, $1,258,000 in 2010 and $5,642,000 in 2009, and merchandise sales and event related commissions approximated $2,801,000 in 2011, $3,807,000 in 2010 and $4,788,000 in 2009. At December 31, 2011 and 2010, net amounts due from MA approximated $138,000 and $157,000. Amounts due to or from MA are reflected in current assets and current liabilities as applicable.

The foregoing related party balances as of December 31, 2011 and 2010, and transactions for the three years ended December 31, 2011 are summarized below (in thousands):

	December 31,	
	2011	2010
Notes and other receivables	$4,386	$4,736
Amounts payable to affiliates	2,594	2,673

	2011	2010	2009
Merchandise and vehicle purchases	$ 879	$1,537	$5,755
Merchandise and vehicle sales, event related commissions, and reimbursed shared expenses	5,328	6,226	6,663
Rent expense	554	584	584
Interest income	125	141	157
Interest expense	103	103	103

10. LEGAL PROCEEDINGS AND CONTINGENCIES

The Company is involved in various lawsuits in the normal course of business, some of which involve material claims. Management does not currently believe the outcome of these lawsuits or incidents will have a material adverse effect on the Company's future financial position, results of operations or cash flows.

On April 22, 2008, SMIL filed a complaint in the Superior Court of North Carolina sitting in Mecklenburg County (the Complaint) against Bronwen Energy Trading, Ltd. (Bronwen), Bronwen Energy Trading UK, Ltd. (Bronwen UK), Dr. Patrick Denyefa Ndiomu (Dr. Ndiomu), BNP Paribas (Suisse) SA (BNP Suisse), BNP Paribas S.A. (BNP France), Swift Aviation Group, Inc. (SAG), Swift Air, LLC (SA), and Swift Aviation Group, LLC (Swift Aviation). On May 29, 2008, SMIL filed an amended complaint (the Amended Complaint) adding Swift Transportation Company, Inc. (Swift Transportation). SAG, SA, Swift Aviation and Swift Transportation are collectively referred to as the "Swift Defendants". SMIL is seeking recovery of $12,000,000 it alleges was wrongfully drawn from its bank account by BNP Suisse and BNP France in connection with obligations SMIL contends are owed by Bronwen, Bronwen UK, Dr. Ndiomu, and the Swift Defendants for petroleum product purchases utilizing credit extended by BNP France. SMIL is also seeking to recover contractual amounts it alleges are owed by Bronwen, Bronwen UK, Dr. Ndiomu, and the Swift Defendants under the terms of various contracts regarding the petroleum product purchases. Additionally, SMIL is seeking treble damages, attorneys' fees and costs. In the litigation, SMIL has asserted claims for breach of contract, wrongful honor on a guarantee demand, conversion, fraud, negligent misrepresentation, equitable subrogation, alter ego, unfair and deceptive trade practices, and has sought an accounting. On July 23, 2008, SMIL obtained an entry of default against Bronwen due to its failure to timely file a responsive pleading. On September 12, 2008, SMIL obtained entries of default against Bronwen UK and Dr. Ndiomu due to their failure to timely file a responsive pleading. On December 15, 2010, SMIL reached a negotiated settlement with the Swift Defendants, as a result of which SMIL dismissed its claims against only the Swift Defendants on December 29, 2010. The settlement did not have a material impact on the Company's financial position, results of operations or cash flows. On August 18, 2008, BNP France filed a motion to dismiss the claims against it alleging: 1) the North Carolina court does not possess personal jurisdiction over BNP France; 2) that Geneva, Switzerland is the appropriate forum for disputes about the guarantees; and 3) that SMIL is unable to state claims for relief against BNP France. On September 30, 2008, BNP France filed a revised motion to dismiss, withdrawing its challenge to personal jurisdiction, but maintaining allegations that Geneva, Switzerland is the appropriate forum for disputes about the guarantees and that SMIL is unable to state claims for relief against BNP France. On January 21, 2009, the trial court denied BNP France's motion to dismiss based upon its contention that SMIL's claims against it should be heard in Geneva, Switzerland, and further denied its motion to dismiss for failure to state a claim for relief as to all of SMIL's claims, except for SMIL's breach of contract claim against BNP France. On February 10, 2009, BNP France served notice it was appealing the trial court's ruling with respect to its contention that SMIL's claims against it should be heard in Geneva, Switzerland. On February 15, 2011, the North Carolina Court of Appeals filed its opinion affirming the trial court's ruling denying BNP France's motion to dismiss. On March 22, 2011, BNP France filed a Petition for Discretionary Review with the North Carolina Supreme Court seeking to have the Supreme Court review the decision of the North Carolina Court of Appeals that affirmed the trial court's ruling denying BNP France's motion to dismiss. SMIL filed its response to the petition on April 4, 2011. The North Carolina Supreme Court denied BNP France's Petition for Discretionary Review on January 26, 2012. On August 4, 2008, BNP Suisse filed a motion to dismiss the claims against it alleging the North Carolina court does not possess personal jurisdiction over BNP Suisse, which motion was denied by the trial court on July 14, 2009. On August 11, 2009, BNP Suisse served notice it was appealing the trial court's ruling. On February 15, 2011, the North Carolina Court of Appeals filed its opinion which reversed the trial court, holding that BNP Suisse was not subject to personal jurisdiction in North Carolina. On March 22, 2011, SMIL filed a Petition for Discretionary Review with the North Carolina Supreme Court seeking to have the Supreme Court review the decision of the North Carolina Court of Appeals which reversed the trial court, holding that BNP Suisse was not subject to personal jurisdiction in North Carolina. BNP Suisse filed its response to the petition on April 4, 2011. The North Carolina Supreme Court denied SMIL's Petition for Discretionary Review on January 26, 2012. SMIL intends to continue pursuit of its claims against BNP France in the North Carolina Business Court and will resume discovery at the earliest opportunity. SMIL is considering its options for continued legal action against BNP Suisse.

On June 16, 2009, Melissa Jenks, as guardian for Roderick Jenks, and individually, filed a lawsuit against NHMS and an employee, in the United States District Court for the District of New Hampshire. The lawsuit alleges that Mr. Jenks suffered a traumatic head injury after falling from a golf cart being driven by an NHMS employee, and asserts claims of negligence, vicarious liability, and loss of consortium. The lawsuit claims past medical expenses for Mr. Jenks in excess of $662,000, and future economic losses of between $2,524,915 and $2,857,215 including future medical and life care expenses, and lost future income. Plaintiff has demanded $25 million. NHMS denied all claims in its answer as filed with the court, and it continues to vigorously defend against the allegations and to pursue indemnity claims against two other parties in the lawsuit. This matter has been tentatively scheduled for trial in April 2012. Management does not believe the ultimate resolution of this matter will have a material adverse impact on the Company's future financial position, results of operations or cash flows.

11. STOCK COMPENSATION PLANS

2004 Stock Incentive Plan, Amended and Restated as of February 10, 2009 – The 2004 Stock Incentive Plan (the 2004 Plan) provides equity-based incentives for attracting and retaining key employees, directors and other individuals providing services to the Company. Awards under the 2004 Plan may consist of incentive stock options, non-statutory stock options, restricted stock units or restricted stock. The 2004 Plan is administered by the Compensation Committee of the Board of Directors who has full authority to determine recipients, types and amounts of awards granted and amend the terms, restrictions and conditions of awards. For awards granted to non-employee directors, the Board of Directors shall have the authority otherwise provided to the Compensation Committee. The Compensation Committee also may amend the terms of outstanding awards. However, no amendment, suspension or termination of the 2004 Plan or amendment of outstanding awards may materially adversely affect previously granted awards without the consent of the award recipient.

Under the 2004 Plan, 2,500,000 shares of SMI's common stock are reserved for issuance, subject to various restrictions and adjustments including the following: (i) if shares subject to award under the 2004 Plan are forfeited, or the award otherwise terminates or is canceled for any reason without the issuance of such shares, those shares will be available for future awards; (ii) no individual may be granted options aggregating more than 100,000 shares of common stock during any calendar year; and (iii) in the case of restricted stock or restricted stock unit awards that are designated as performance awards, no individual may be granted an aggregate of more than 35,000 shares of common stock during any calendar year. At December 31, 2011, approximately 1,426,000 shares are available for future grant. Exercise prices for awarded stock options generally may not be less than the fair or trading value of the Company's common stock at, and exercise periods may not exceed ten years from, the option grant date. The 2004 Plan is scheduled to terminate in February 2014.

The amendment and restatement of the 2004 Plan was adopted by the Board of Directors on February 10, 2009 and approved by stockholders at the 2009 Annual Meeting. The material amendments incorporated in the 2004 Plan include (a) provisions to allow the grant of restricted stock units; (b) eliminating the 1,000,000 share limit on the number of shares of common stock available under the 2004 Plan with respect to awards other than stock options; (c) changes to the provisions for performance-based awards consistent with similar provisions under the Company's Incentive Compensation Plan, including additions to the permissible performance goals that can be used and how the goals can be designed; and (d) provisions in connection with Section 409A of the Code. Restricted stock units are non-voting units of measurement that represent the contingent right to receive shares of common stock or the value of shares of common stock in the future, but no shares are actually awarded to recipients on the grant date. Once applicable restrictions lapse or have been satisfied, restricted stock units may be payable in cash, shares of common stock or a combination, as specified in the award agreement.

The exercise price of stock options granted under the 2004 Plan is generally the NYSE's closing price for the Company's common stock on grant date. The option exercise price may be paid in cash, or if permitted by the Compensation Committee, in shares of Company common stock owned by the option holder. For incentive stock options granted to holders of more than 10% (directly or by attribution through relatives or entities having holder ownership interest) of the total combined voting power of all classes of Company stock, the exercise price may not be less than 110% of the fair or trading value of the Company's common stock at, and exercise periods may not exceed five years from, the option grant date.

The Compensation Committee determines the type of restrictions and purchase price, if any, for restricted stock and restricted stock unit awards based on, among other factors, achievement of financial, business and performance objectives, the occurrence of specific events, time periods of continued service or other time-based restrictions. Restricted stock and restricted stock units generally are not transferable until all applicable restrictions have lapsed or been satisfied. If restricted stock and restricted stock unit award recipients cease to perform services for the Company, all shares of common stock and restricted stock units still subject to restrictions generally will be forfeited unless waived by the Compensation Committee. Recipients of restricted stock generally will have certain rights and privileges of a stockholder, including the right to vote such shares and receive dividends, if any. Recipients of restricted stock units generally will not have the rights and privileges of a stockholder, except they may be entitled to receive dividend equivalents, if so specified in the award agreements and dividends are declared.

In 2009 through 2011, the exercise price of all stock options granted under the 2004 Plan was the fair or trading value of the Company's common stock at grant date. To date, stock options expire ten years from grant date and vest immediately or in equal installments over three years and restricted stock and restricted stock units vest three years from grant date or in equal installments over three years. As provided in the 2004 Plan, awards of restricted stock or restricted stock units generally remain subject to forfeiture and restrictions on transferability until vested.

Under the Company's performance-based Incentive Compensation Plan, the Compensation Committee of the Company's Board of Directors approved grants of restricted stock to the Company's Vice Chairman and Chief Financial Officer and restricted stock units to the Company's President and Chief Operating Officer in each of 2011, 2010 and 2009. All grants are under the 2004 Plan and must be settled in common stock shares, vest after three years or in equal installments over three years, and are subject to reaching certain defined full year earnings targets established at the beginning of each year by the Compensation Committee. "Forfeited" amounts below are performance forfeitures under the Incentive Compensation Plan terms and result from differences in the Company's actual results and the defined full year earnings target. Once the vesting period expires, common stock is issued in settlement of the restricted stock units and all vested shares are no longer subject to forfeiture or restrictions on transferability. The following is a summary of restricted stock and restricted stock units granted, vested and forfeited under the Incentive Compensation Plan for 2009 through 2011 (shares in thousands):

	Restricted Stock	Restricted Stock Units
Outstanding, January 1, 2009	21	–
Granted	20	20
Vested	–	–
Forfeited	(1)	–
Outstanding, December 31, 2009	40	20
Granted	35	35
Vested	–	–
Forfeited	(8)	(8)
Outstanding, December 31, 2010	67	47
Granted	35	35
Vested	(27)	(7)
Forfeited	(12)	(12)
Outstanding, December 31, 2011	63	63

In 2011 and 2010, the Company also granted to non-executive management employees 61,000 and 60,300 shares of restricted stock that vest in equal installments over three years, and in 2009 granted 40,000 stock options at an exercise price per share of $14.58 that vest after three years, and 197,500 stock options at an exercise price per share of $15.83 that vest in equal installments over three years. Exercise prices for these stock options equaled market value at date of grant. In 2011, 2010 and 2009, the Company repurchased 17,700, 11,000 and 10,200 shares of common stock from non-executive management employees for $244,000, $165,000 and $164,000 related to settlement of income taxes on 60,455, 36,500 and 31,800 shares of restricted stock, respectively, that vested under the 2004 Plan. In 2011, the Company also repurchased 2,300 shares of common stock from a former executive management employee for $36,000 related to settlement of income taxes on 6,608 shares of restricted stock that vested under the Incentive Compensation Plan. Repurchases of common stock related to settlement of income taxes upon restricted stock vesting are reflected as financing activities in the statement of cash flows.

1994 Stock Option Plan – The 1994 Stock Option Plan (the 1994 Plan) expired by its terms on December 21, 2004 and no further options can be granted under that plan. Adoption of the 2004 Plan described above, and termination of the 1994 Plan, did not adversely affect rights under any outstanding stock options previously granted under the 1994 Plan. All options granted to purchase shares under the 1994 Plan are fully vested and generally expire ten years from grant date. The exercise price of all stock options granted under the 1994 Plan was the fair or trading value of the Company's common stock at grant date.

2008 Formula Restricted Stock Plan – The 2008 Formula Restricted Stock Plan (the 2008 Formula Plan) is intended to promote the interests of the Company and its stockholders by providing non-employee directors with Company ownership interests to more closely align their interests with the Company's stockholders and to enhance the Company's ability to attract and retain highly qualified non-employee directors. The 2008 Formula Plan is intended to constitute a "formula plan" within the meaning of SEC Rule 16b-3 of the Exchange Act. Adoption of the 2008 Formula Plan, and termination of the Formula Stock Option Plan, did not adversely affect the rights of any outstanding stock options previously granted under the Formula Stock Option Plan. The 2008 Formula Plan is administered by the Board of Directors, excluding non-employee directors, and expires by its terms in February 2018. The Board of Directors, excluding non-employee directors, may amend, suspend or terminate the 2008 Formula Plan in whole or in part, provided that no such amendment, suspension or termination adversely affects previously granted awards without the consent of the award recipient. Any such amendment, suspension or termination may be subject to stockholder approval.

Under the 2008 Formula Plan, 100,000 shares of SMI's common stock are reserved for issuance and awards will be in the form of restricted stock. On the first business day following each annual meeting, beginning with the Company's 2008 Annual Meeting, each non-employee director who is then a member of the Board shall receive a grant of restricted stock consisting of the number of shares equaling $60,000 divided by the average closing sale price for the twenty days immediately preceding the grant date, rounded up to the nearest whole share. Grants of restricted stock fully vest on the earlier of (i) the first grant date anniversary or (ii) the day before the Company's next annual meeting following the grant date. Vesting is subject to continued service as a director through scheduled vesting dates. On April 21, 2011, the Company awarded 3,889 shares of restricted stock to each of the Company's four outside directors in accordance with plan provisions. On April 21, 2010, the Company awarded 3,780 shares of restricted stock to each of the Company's four outside directors which vested on April 19, 2011 in accordance with plan provisions. On April 22, 2009, the Company awarded 4,792 shares of restricted stock to each of the Company's four outside directors which vested on April 19, 2010 in accordance with plan provisions. Additionally, a total of 9,524 shares granted to outside directors on April 24, 2008 vested on April 20, 2009 (2,381 shares for each current outside director) in accordance with plan provisions.

An amendment and restatement of the 2008 Formula Plan was adopted by the Board of Directors on February 22, 2012, subject to approval by stockholders at the 2012 Annual Meeting. The principal amendments incorporated in the restatement of the 2008 Formula Plan include increasing the number of shares of SMI's common stock reserved for issuance under the plan from 100,000 to 250,000 and changing the determination of the number of shares received by each non-employee director from $60,000 divided by the average closing sale price for the twenty days immediately preceding the grant date to $75,000 divided by the average closing sale price for the twenty days immediately preceding the grant date.

Formula Stock Option Plan for Directors – The Formula Stock Option Plan, which was for the benefit of the Company's outside directors, was suspended in December 2007 and terminated in February 2008, and a new plan, as described above, was approved by stockholders at the 2008 Annual Meeting. Prior to plan suspension and termination, before February 1 each year, individual outside directors were awarded an option to purchase 10,000 shares of common stock at an exercise price equal to the average fair market value per share for the ten-day period prior to award. Termination of the Formula Stock Option Plan did not adversely affect rights under any outstanding stock options previously granted. All options granted under this plan generally vested in six months, and expired ten years, from grant date.

Employee Stock Purchase Plan – The SMI Employee Stock Purchase Plan (the ESPP) is intended to provide employees the opportunity to acquire stock ownership in the Company. The authorized number of shares of common stock issuable under the ESPP is 800,000. At December 31, 2011, approximately 439,000 shares are available for future grant. Prior to each January 1, the Compensation Committee of the Board of Directors determines whether eligible employees electing to participate will be granted the right to purchase shares of common stock for the upcoming calendar year and, if granted, the number of shares available for purchase under each option. All employee grants are for the same number of shares and grant date. No participant can be granted the right to purchase more than 500 shares in each calendar year, nor can an employee purchase stock under this or all other employee stock purchase plans in excess of $25,000 of fair market value at the grant date in each calendar year. The stock purchase price is 90% of the lesser of fair market value at grant date or exercise date. Grants may be exercised once at the end of each calendar quarter, and unexercised grants expire at each calendar year end. No shares were granted to employees under the ESPP for calendar years 2011, 2010 or 2009.

Share-Based Payment – The Company follows applicable authoritative guidance which generally requires recognizing compensation cost for the estimated grant-date fair value of stock options and other equity-based compensation over the requisite service period, and applies to all awards granted, modified, vesting, repurchased or cancelled after January 1, 2006. The Company's practice has been to issue new shares upon option exercise; however, repurchases of shares in the open market are permitted.

The Company generally records stock-based compensation cost either on the accelerated method using a graded vesting schedule or the straight line method over the requisite service period depending on the vesting schedule of the awards. All stock options granted under the 1994 Plan and the 2004 Plan have an exercise price equal to the market value of the underlying common stock at grant date, and under the Formula Stock Option Plan for Directors have an exercise price equal to the average fair market value per share for the ten-day period prior to award.

Share-based compensation cost totaled $1,885,000 in 2011, $1,979,000 in 2010 and $1,585,000 in 2009, before income taxes of $680,000, $718,000 and $482,000, respectively, and is included in general and administrative expense. There were no capitalized share-based compensation costs at December 31, 2011 or 2010. There were no significant changes in the characteristics of stock options or restricted stock granted during 2009 through 2011 as compared to prior grants and no modifications of the terms of any share-based payment arrangements. There were no significant changes in estimates, assumptions or valuation methods used to estimate the fair value of share-based payment awards. The fair value of stock option grants is estimated on grant date using the Black-Scholes option-pricing model based on the following factors and assumptions. Expected volatility is based on implied volatilities from historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercises, forfeitures and employee terminations within the pricing model. Employee groups have similar historical exercise experience and are combined for valuation purposes. The expected term of granted options is estimated based on historical exercise experience and represents the time period that granted options are expected to be outstanding. Risk-free interest rates for periods within the expected life of options are based on the US Treasury yield curve in effect at the time of grant. The Company believes the pricing model and approach utilized to develop the underlying assumptions are appropriate for estimating the fair values of share-based awards. These fair value and other estimates are not intended to predict future events or value ultimately realizable by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of original estimates.

Various stock option information regarding the 1994 Stock Option Plan, 2004 Stock Incentive Plan and Formula Stock Option Plan for 2009 through 2011 is summarized as follows (shares in thousands):

	2011	2010	2009
Options granted	–	–	238
Weighted average grant-date fair values	–	–	$4.49
Total intrinsic value of options exercised	–	–	–
Weighted average expected volatility	–	–	36.8%
Weighted average risk-free interest rates	–	–	2.2%
Weighted average expected lives (in years)	–	–	5.2
Weighted average dividend yield	–	–	2.3%

Activity	1994 Stock Option Plan Shares	Exercise Price Per Share	Weighted Average Exercise Price	2004 Stock Incentive Plan Shares	Exercise Price Per Share	Weighted Average Exercise Price	Formula Stock Option Plan Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding, January 1, 2009	952	$18.85-41.13	$31.21	426	$35.68-39.22	$37.72	350	$22.31-38.45	$30.75
Granted	–	–	–	238	14.58-15.83	15.62	–	–	–
Cancelled	(350)	26.36-41.13	34.71	(16)	37.00-38.97	37.25	–	–	–
Exercised	–	–	–	–	–	–	–	–	–
Outstanding, December 31, 2009	602	18.85-37.00	29.18	648	14.58-39.22	29.62	350	22.31-38.45	30.75
Granted	–	–	–	–	–	–	–	–	–
Cancelled	(89)	18.85-33.81	27.17	(14)	15.83-38.97	22.96	(100)	25.28-38.45	30.02
Exercised	–	–	–	–	–	–	–	–	–
Outstanding, December 31, 2010	513	18.85-37.00	29.53	634	14.58-39.22	29.76	250	22.31-38.45	31.04
Granted	–	–	–	–	–	–	–	–	–
Cancelled	(98)	18.85-29.64	21.27	(22)	15.83-38.97	35.03	(40)	22.31	22.31
Exercised	–	–	–	–	–	–	–	–	–
Outstanding, December 31, 2011	415	$26.36-37.00	$31.47	612	$14.58-39.22	$29.58	210	$25.28-38.45	$32.70

Options outstanding and exercisable for the 1994 Plan, 2004 Plan and Formula Stock Option Plan combined as of December 31, 2011 are as follows (shares in thousands):

Range of Exercise Prices	Options Outstanding Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-In Years	Options Exercisable Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-In Years
$14.58-$15.83	226	$ 15.61	7.8	124	$ 15.83	7.9
25.28-26.36	169	26.11	0.8	169	26.11	0.8
28.77-31.05	186	29.58	2.0	186	29.58	2.0
34.97-37.00	424	36.76	3.1	424	36.76	3.1
38.18-39.22	232	38.80	4.3	232	38.80	4.3
$14.58-$39.22	1,237	$ 33.59	5.1	1,135	$ 30.52	3.8

	1994 Stock Option Plan Number Exercisable	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life-In Yrs	2004 Stock Incentive Plan Number Exercisable	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life-In Yrs	Formula Stock Option Plan Number Exercisable	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life-In Yrs
December 31, 2009	602	$29.18	3.3	407	$37.73	5.5	350	$30.75	3.7
December 31, 2010	513	29.53	2.7	468	34.80	5.1	250	31.04	3.1
December 31, 2011	415	31.47	2.0	510	32.42	4.6	210	32.70	2.7

The following is a summary of vested and non-vested option activity regarding the 1994 Plan, 2004 Plan and Formula Stock Option Plan during the year ended December 31, 2011 (shares and aggregate intrinsic value in thousands):

	1994 Stock Option Plan				2004 Stock Incentive Plan				Formula Stock Option Plan			
Vested and Non-vested Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value
Outstanding, January 1, 2011	513	$29.53	2.7	–	634	$29.76	6.1	$30	250	$31.04	3.1	–
Granted	–	–	–	–	–	–	–	–	–	–	–	–
Expired, forfeited or cancelled	(98)	21.27	–	–	(22)	35.03	–	–	(40)	22.31	–	–
Exercised	–	–	–	–	–	–	–	–	–	–	–	–
Outstanding, December 31, 2011	415	$31.47	2.0	–	612	$29.58	5.1	$30	210	$32.70	2.7	–
Exercisable, December 31, 2011	415	$31.47	2.0	–	510	$32.42	4.6	–	210	$32.70	2.7	–
Expected to vest, December 31, 2011	–	–	–	–	99	$15.32	7.6	$30	–	–	–	–

As of December 31, 2011, there was approximately $91,000 of unrecognized compensation cost related to non-vested stock options granted under the 2004 Plan that is expected to be recognized over a weighted average period of 0.6 year, and none related to the 1994 Plan or the Formula Stock Option Plan. Outstanding and exercisable stock options with no intrinsic value as of December 31, 2011 are excluded from the aggregate intrinsic values presented above. In 2011, 2010 and 2009, options to purchase 61,000, 66,000 and 29,000 shares of common stock vested under the 2004 Plan. All stock options granted under the 1994 Plan and the Formula Stock Option Plan fully vested prior to December 31, 2007. The following is a summary of non-vested option activity regarding the 2004 Plan during the year ended December 31, 2011 (shares in thousands):

	2004 Stock Incentive Plan			
Non-vested Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Yrs)	Weighted Average Grant-date Fair Value Per Share
January 1, 2011	166	$15.53	8.7	$4.43
Granted	–	–	–	–
Vested	(61)	15.83	8.0	4.61
Forfeited	(3)	15.83	8.7	4.61
December 31, 2011	102	$15.34	7.6	$4.32

The following is a summary of non-vested restricted stock and restricted stock unit activity regarding the 2004 Plan and 2008 Formula Plan for the three years ended December 31, 2011 (shares and aggregate intrinsic value in thousands):

	2004 Stock Incentive Plan				2008 Formula Restricted Stock Plan			
Non-vested Restricted Stock and Restricted Stock Units	Shares	Weighted Average Grant-date Fair Value Per Share	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value	Shares	Weighted Average Grant-date Fair Value Per Share	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value
Outstanding, January 1, 2009	136	$26.92	2.0	$2,185	12	$24.95	0.3	$192
Granted	40	11.62	3.0	–	19	14.05	1.0	–
Vested	(32)	39.13	–	–	(10)	24.95	–	–
Forfeited	(2)	30.95	1.3	–	(2)	24.95	0.2	–
Outstanding, December 31, 2009	142	19.79	1.6	2,494	19	14.05	0.3	338
Granted	130	15.40	3.0	–	15	16.86	1.0	–
Vested	(36)	32.58	–	–	(19)	14.05	–	–
Forfeited	(20)	14.03	1.8	–	–	–	–	–
Outstanding, December 31, 2010	216	15.50	1.3	3,306	15	16.86	0.3	232
Granted	131	14.29	3.0	–	16	15.44	1.0	–
Vested	(96)	16.64	–	–	(15)	16.86	–	–
Forfeited	(25)	14.91	1.0	–	–	–	–	–
Outstanding, December 31, 2011	226	$14.38	1.3	$3,464	16	$15.44	0.3	$238

In 2011, 2010 and 2009, the fair value of restricted stock that vested under the 2004 Plan totaled $1,370,000, $552,000 and $511,000, and the fair value of restricted stock that vested under the 2008 Formula Plan totaled $230,000, $308,000 and $126,000, respectively. As of December 31, 2011, there was approximately $1,671,000 of total unrecognized compensation cost related to non-vested restricted stock and restricted stock units granted under the 2004 Plan and the 2008 Formula Plan that is expected to be recognized over a weighted average period of 0.9 year.

12. EMPLOYEE BENEFIT PLANS

The Speedway Motorsports, Inc. 401(k) Plan and Trust is available to Company employees who meet certain eligibility requirements. The Plan allows participants to elect contributions of up to 75% of their annual compensation within certain prescribed limits, of which the Company will match 25% of the first 4% of employee contributions. Participants become fully vested in Company matching contributions over six years. The Company's contributions for the Plan were $320,000 in 2011, $309,000 in 2010 and $314,000 in 2009.

The Speedway Motorsports, Inc. Deferred Compensation Plan is available to all Company employees who meet eligibility requirements. This plan allows participants to elect to defer up to 75% of their base salary and 100% of their annual bonus and other cash compensation, if any, as permitted by the Plan Administrator. The Company may make discretionary contributions for any one or all eligible employees which, if any, shall be 100% vested following three years of service once first eligible to participate in this plan. There were no Company contributions in 2009 through 2011.

13. SEGMENT DISCLOSURES

The Company's operations are predominately comprised of promoting, marketing and sponsoring motorsports racing events, merchandising and other related activities conducted at its various major speedway facilities located in the United States. The Company's business activities, including those of its subsidiaries and joint venture equity investee, are further described in Note 1.

The Company's "motorsports event related" segment consists of revenues and expenses associated with all admissions, event related, NASCAR broadcasting and event motorsports merchandising activities, and joint venture equity investee earnings or losses associated with motorsports merchandising. The segment includes motorsports related events and operations for all Company speedways, NASCAR broadcasting and ancillary media rights, PRN and RCU motorsports radio programming, and SMI Properties, SMI Trackside and MA joint venture motorsports merchandising at Company and non-Company speedways. These operating segments have been aggregated into the motorsports related reporting segment as each share similar types and classes of customers, similar methods for providing or distributing motorsports related services, souvenirs and other merchandise, and other similar economic characteristics. The Company's "all other" operations consist of TSI non-event motorsports and non-motorsports merchandising, US Legend Cars non-event merchandising and sanctioning body activities, Oil-Chem micro-lubricant activities, and office rentals at certain Company speedways. As further described in Note 14, oil and gas activities are located in foreign countries and are accounted for as discontinued operations. All segment information below pertains to continuing operations, and excludes oil and gas discontinued operations, for all periods presented.

Of the Company's total revenues, approximately 83% in 2011, 84% in 2010 and 84% in 2009 were derived from NASCAR-sanctioned events. Of the Company's total revenues, approximately 37% or $185,394,000 for 2011, 36% or $178,722,000 for 2010, and 32% or $173,803,000 for 2009 pertain to NASCAR broadcasting rights fees for domestic television broadcasts of NASCAR-sanctioned events held at the Company's speedways.

Segment information as presented below comports with information the Company's chief operating decision maker and management use and focus on when assessing segment performance and allocating resources. Segment operating income or loss excludes interest, taxes and other expense (income) and specified non-recurring items, if any, and corporate general and administrative and depreciation costs are allocated to operating segments based on their respective revenues relative to consolidated revenues. The following segment information on continuing operations is for the three years ended December 31, 2011, and as of December 31, 2011 and 2010 (in thousands):

	2011			2010			2009		
	Motorsports Event Related	All Other	Consolidated Total	Motorsports Event Related	All Other	Consolidated Total	Motorsports Event Related	All Other	Consolidated Total
Revenues	$ 488,957	$ 16,888	$ 505,845	$ 485,126	$ 17,117	$ 502,243	$ 526,794	$ 23,728	$ 550,522
Depreciation and amortization	53,741	263	54,004	52,476	286	52,762	52,186	468	52,654
Equity investee losses	–	–	–	–	–	–	(76,657)	–	(76,657)
Segment operating income	115,051	704	115,755	120,802	–	120,802	161,933	1,477	163,410
Capital expenditures	59,142	179	59,321	37,136	82	37,218	42,439	112	42,551

	December 31, 2011			December 31, 2010		
Other intangibles	$ 394,960	–	$ 394,960	$ 394,972	–	$ 394,972
Goodwill	138,717	–	138,717	187,326	–	187,326
Total assets	1,879,606	$ 25,037	1,904,643	1,926,124	$ 25,400	1,951,524

The following table reconciles segment operating income above to consolidated income before income taxes (both from continuing operations) for the three years ended December 31, 2011 (in thousands):

	2011	2010	2009
Total segment operating income from continuing operations	$115,755	$120,802	$163,410
Adjusted for:			
Interest expense, net	(42,112)	(52,095)	(45,081)
Impairment of goodwill and other intangible assets	(48,609)	–	(7,273)
Loss on early debt redemption and refinancing	(7,456)	–	–
Equity investee losses	–	–	(76,657)
Other income (expense), net	342	2,378	(337)
Consolidated income from continuing operations before income taxes	$ 17,920	$ 71,085	$ 34,062

14. DISCONTINUED OIL AND GAS OPERATIONS

In the fourth quarter 2008, the Company decided to discontinue its oil and gas operations primarily because of ongoing challenges and business risks in conducting these activities in foreign countries, particularly Russia. These oil and gas operations involved business, credit and other risks different from the Company's motorsports operations, and the ability to invest and compete successfully and profitably has been subject to many factors outside management's control. Many of the operating risks and challenges involved difficult or restrictive governmental situations when attempting to conduct business, access or transfer assets or funds, or facilitate production and similar activities in Russia and other foreign countries. Oasis Trading Group LLC (Oasis), a United States company, provided the Company strategic, management and operational capabilities in connection with these activities. The Company provided financing and access to financial markets for such activities. The Company and Oasis have generally shared equally the profits and losses on all transactions and activities. In 2010, SMIL's management contracts with service providers for the oilfields were terminated, and the Company was fully released from all known or unknown liabilities, with $1.3 million paid to these providers as consideration for release pursuant to the contracts. These activities hereafter are collectively associated with or referred to as "oil and gas activities", "oil and gas business", or "bulk petroleum transactions". The net assets and operating results for these oil and gas activities are presented as discontinued operations in these consolidated financial statements for all periods using applicable authoritative guidance for discontinued operations and assets held for sale. Management believes these operations and assets meet the "held for sale" criteria under such guidance. Also, management believes these oil and gas activities continue to meet the criteria for "discontinued operations" because the Company plans to have no significant continuing involvement or retention of ownership interests after disposal.

SMIL presently owns an interest in one foreign entity owning certain oil and gas mineral rights in Russia, and significant uncertainties continue about its economic viability and ultimate recovery. In 2010, SMIL sold its interest in one foreign entity to a third party owned by a former contracted service provider. Sales consideration was based on the Company's right to receive a specified portion of future profits (as defined), and the Company will receive a specified percentage of any gross sales price or prior year profits (as defined) should the interest be resold to another third party. No gain or loss from this sale was reflected because the Company has no remaining investment or liabilities. These investments have been reflected as fully impaired since December 31, 2008. Also, because of uncertainty regarding recoverability, future gains, if any, would be recognized only if proceeds are received by the Company. At this time, the Company is attempting to finalize sale or transfer of the remaining foreign interest in 2012.

No gain or loss on disposal has been reflected in any of the periods presented. Remaining estimated costs to sell or dispose, if any, have not yet been determined. There were no operating revenues generated from oil and gas activities in 2009 through 2011. In the three years ended 2011, the Company incurred costs primarily for legal fees and other costs associated with efforts to maximize and preserve remaining realizable value, if any, of its foreign investment interests and other oil and gas activities. In 2010, the Company also incurred legal fees and other transaction costs associated with the sale of 100% interest in one of its oilfields as discussed above. No interest expense, corporate general and administrative expense, transaction or transition service costs or continuing costs have been allocated to the discontinued operation for any period presented. There were no associated income tax benefits for any period presented. At December 31, 2010, current assets represent a receivable related to a favorable settlement received in January 2011. At December 31, 2011 there were no current or non-current assets associated with discontinued operations. At December 31, 2010 and 2011 there were no current or non-current liabilities associated with discontinued operations. These costs, fees and assets are associated with and reflected in the discontinued oil and gas operations. At December 31, 2011, the Company had no outstanding standby letters of credit associated with oil and gas activities.

Uncertain Recovery of Receivables – As of December 31, 2011, all receivables associated with oil and gas activities are fully reserved. As of December 31, 2010, all receivables associated with oil and gas activities were fully reserved except for the favorable settlement received in January 2011. As of December 31, 2011 and 2010, uncertainty exists as to the recovery of $12,000,000 drawn by a bank under a Company guarantee for obligations owed by certain third parties for petroleum product purchases utilizing their bank line of credit. The bank claimed and took possession of funds for payment under the guarantee for non-payment by the third parties, notwithstanding the Company's belief that payment was not required nor rightfully drawn upon by the bank. The Company believes it has lawful recourse against the third parties and the bank, and is seeking recovery of the funds. However, uncertainty exists as to ultimate recovery of the amount due, which is reflected in accounts receivable, and has been fully reserved as of December 31, 2011 and 2010.

At December 31, 2011 and 2010, uncertainty exists as to the full realization of receivables due from one foreign entity and Oasis under certain profit and loss sharing arrangements. Uncertainty exists about collecting amounts from this foreign entity because of problems with respect to access to funds, creditworthiness and certain other factors outside of management's control when conducting operations in foreign countries. Management is currently pursuing available recovery alternatives. Under its profit and loss sharing arrangement with Oasis, the Company recorded receivables from Oasis for that entity's reimbursable share of loss associated primarily with recoverability and impairment charges and costs incurred by the Company before and after discontinuing operations. The Company recorded receivables of approximately $442,000 in 2011, $954,000 in 2010 and $ 4,107,000 in 2009, and as of December 31, 2011 and 2010, amounts recorded as due from Oasis totaled approximately $29,501,000 and $29,059,000. Oasis's ability to repay the Company this or any future amount is largely dependent on sufficient profitability and recovery from future oil and gas entities no longer Company owned as described above or from legal proceedings. As such, uncertainty exists regarding recoverability and the Company has recorded allowances to fully reserve these possibly uncollectible amounts as of December 31, 2011 and 2010.

As of December 31, 2011 and 2010, the Company has recorded allowances for possible uncollectible amounts aggregating approximately $52,900,000 and $52,459,000 for these oil and gas activities based on estimated ultimate realization after possible recovery, settlement and other costs and insurance. Recovery allowances, which are included in loss on discontinued operation, amounted to approximately $442,000 in 2011, $954,000 in 2010 and $4,107,000 in 2009. This assessment is subjective and based on facts, circumstances and assumptions existing at the time of evaluation, all of which are subject to significant change. See Note 10 for information on legal proceedings associated with oil and gas activities.

In discontinuing these operations, and prior to sale of the Company's remaining interest, the Company may spend, depending on perceived possibilities, or be required to spend, certain additional amounts or take legal action to protect or preserve its interests in order to maintain or maximize the potential recovery value, and to protect other aspects of the Company's oil and gas investments. Although not expected at this time, such additional expenditures, if significant, could have an adverse effect on the Company's future financial position, results of operations or cash flows. All future expenditures will likely be expensed and included in the results of discontinued operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management Evaluation of Disclosure Controls and Procedures – Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer (its principal executive officer and principal financial officer, respectively), conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this Annual Report, that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The following is management's conclusion and report on the Company's internal control over financial reporting as of December 31, 2011:

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

March 8, 2012

The management of Speedway Motorsports, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f).

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override of controls. Because of such limitations, there is a risk that material misstatements due to error or fraud may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process and, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The management of Speedway Motorsports, Inc. assessed the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management of Speedway Motorsports, Inc. concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in internal control over financial reporting – There were no changes in the Company's internal control over financial reporting in the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is furnished by incorporation by reference to all information under the captions titled "Directors, Directors-Nominees and Executive Officers", "Corporate Governance", "Committees of the Board and Board Meetings", and "Section 16(a) Beneficial Ownership Reporting Compliance", in our Proxy Statement (to be filed after the filing date of this report) for SMI's Annual Meeting of Stockholders to be held on April 17, 2012 (the Proxy Statement).

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is furnished by incorporation by reference to all information under the captions titled "Executive Compensation", "Compensation Committee Report", and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is furnished by incorporation by reference to all information under the captions "General – Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is furnished by incorporation by reference to all information under the captions "Corporate Governance – Board and Committee Member Independence" and "Transactions with Related Persons" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is furnished by incorporation by reference to all information under the caption titled "Selection of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The exhibits and other documents filed as a part of this Annual Report on Form 10-K, including those exhibits incorporated by reference in this report, are:

(1) Financial Statements:

See the Index to Financial Statements which appears on page 55 hereof.

(2) Financial Statement Schedules:

None. Required information is included in the financial statements and notes thereto.

(3) Exhibits:

Exhibits required in connection with this Annual Report on Form 10-K are listed below. Certain exhibits are incorporated by reference to other documents on file with the SEC with which they are physically filed, to be a part of this report as of their respective dates.

Exhibit Number	Description
3.1	Certificate of Incorporation of Speedway Motorsports, Inc. ("SMI") (incorporated by reference to Exhibit 3.1 to SMI's Registration Statement on Form S-1 filed December 22, 1994 (File No. 33-87740) of SMI (the "Form S-1")).
3.2	Bylaws of SMI (incorporated by reference to Exhibit 3.2 to the Form S-1).
3.3	Amendment to Certificate of Incorporation of SMI (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to SMI's Registration Statement on Form S-3 filed November 13, 1996 (File No. 333-13431)).
3.4	Amendment to Certificate of Incorporation of SMI (incorporated by reference to Exhibit 3.4 to SMI's Registration Statement on Form S-4 filed September 8, 1997 (File No. 333-35091)).
3.5	Amendment No. 1 to Bylaws of SMI (incorporated by reference to Exhibit 3.5 to SMI's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K")).
4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form S-1).
4.2	Indenture dated as of May 19, 2009 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (the "2009 Indenture") (incorporated by reference to Exhibit 4.1 to SMI's Current Report on Form 8-K filed May 19, 2009 (the "May 19, 2009 Form 8-K")).
4.3	Forms of 8¾% Senior Notes Due 2016 (included in the 2009 Indenture) (incorporated by reference to Exhibit 4.1 to the May 19, 2009 Form 8-K).
4.4	Indenture dated as of February 3, 2011 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (the "2011 Indenture") (incorporated by reference to Exhibit 4.1 to SMI's Current Report on Form 8-K filed February 3, 2011 (the "February 3, 2011 Form 8-K")).
4.5	Forms of 6¾% Senior Notes due 2019 (included in the 2011 Indenture) (incorporated by reference to Exhibit 4.1 of the February 3, 2011 Form 8-K).
4.6	Registration Rights Agreement dated as of February 3, 2011 by and among SMI, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 4.3 of the February 3, 2011 Form 8-K).
4.7	Second Supplemental Indenture with respect to the 6¾% Senior Subordinated Notes dated February 3, 2011 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of the February 3, 2011 Form 8-K).

Exhibit Number	Description
10.1	Promissory Note made by Atlanta Motor Speedway, Inc. in favor of Sonic Financial Corporation in the amount of $1,708,767 (incorporated by reference to Exhibit 10.51 to the Form S-1).
10.2	Non-Negotiable Promissory Note dated April 24, 1995 made by O. Bruton Smith in favor of SMI (incorporated by reference to Exhibit 10.20 to SMI's Annual Report on Form 10-K for the year ended December 31, 1995).
10.3	Purchase Contract dated December 18, 1996 between Texas Motor Speedway, Inc., as seller, and FW Sports Authority, Inc., as purchaser (incorporated by reference to Exhibit 10.23 to SMI's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")).
10.4	Lease Agreement dated as of December 18, 1996 between FW Sports Authority, Inc., as lessor, and Texas Motor Speedway, Inc., as lessee (incorporated by reference to Exhibit 10.24 to the 1996 Form 10-K).
10.5	Guaranty Agreement dated as of December 18, 1996 among SMI, the City of Fort Worth, Texas and FW Sports Authority, Inc. (incorporated by reference to Exhibit 10.25 to the 1996 Form 10-K).
10.6	Management Agreement by and between SMI, Levy Premium Foodservice Limited Partnership and Levy Premium Foodservice Partnership of Texas dated November 29, 2001 (the "Levy Management Agreement") (portions omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.16 to SMI's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K")).
10.7	Assignment of and Amendment to Levy Management Agreement dated January 24, 2002 (incorporated by reference to Exhibit 10.17 to the 2001 Form 10-K).
10.8	Guaranty Agreement dated November 29, 2001 by SMI in favor of Levy Premium Foodservice Limited Partnership and Compass Group USA, Inc. (incorporated by reference to Exhibit 10.18 to the 2001 Form 10-K).
10.9	Guaranty Agreement dated November 29, 2001 by Compass Group USA, Inc. in favor of Speedway Systems LLC, Charlotte Motor Speedway, LLC, Texas Motor Speedway, Inc., Bristol Motor Speedway, Inc. and SMI (incorporated by reference to Exhibit 10.19 to the 2001 Form 10-K).
10.10	Naming Rights Agreement dated June 11, 2002 between Sears Point Raceway, LLC and SMI, and Infineon Technologies North America Corp. (incorporated by reference to Exhibit 99.2 to SMI's Current Report on Form 8-K filed June 24, 2002).
10.11	Stock Purchase Agreement dated October 30, 2007 between SMI, Robert P. Bahre and Gary G. Bahre relating to the New Hampshire International Speedway (incorporated by reference to Exhibit 10.34 to the 2007 Form 10-K).
10.12	Asset Purchase Agreement dated May 21, 2008 between Kentucky Speedway, LLC and SMI (incorporated by reference to Exhibit 10.2 to SMI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
10.13	Purchase Agreement dated January 20, 2011 by and among SMI, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to SMI's Current Report on Form 8-K filed January 21, 2011).
10.14	Amended and Restated Credit Agreement dated January 28, 2011 by and among SMI and Speedway Funding, LLC, as borrowers, certain subsidiaries of SMI, as guarantors, and the lenders named therein, including Bank of America, N.A., as agent for the lenders and a lender (the "2011 Credit Agreement") (incorporated by reference to Exhibit 10.34 to SMI's Registration Statement on Form S-4 filed April 8, 2011 (File No. 333-173390) (the "Form S-4")).
10.15	Amended and Restated Pledge Agreement dated January 28, 2011 by and among SMI and the subsidiaries of SMI that are guarantors under the 2011 Credit Agreement, as pledgors, and Bank of America, N.A., as agent for the lenders and a lender under the 2011 Credit Agreement (incorporated by reference to Exhibit 10.35 to the Form S-4).
*10.16	Speedway Motorsports, Inc. 1994 Stock Option Plan Amended and Restated May 9, 2002 (incorporated by reference to Exhibit 4.1 to SMI's Registration Statement on Form S-8 filed May 31, 2002 (File No. 333-89496)).
*10.17	Speedway Motorsports, Inc. Formula Stock Option Plan Amended and Restated May 2, 2002 (incorporated by reference to Appendix B to SMI's Definitive Proxy Statement filed April 25, 2002).

Exhibit Number	Description
*10.18	Speedway Motorsports, Inc. Employee Stock Purchase Plan Amended and Restated as of March 1, 2004 (incorporated by reference to Appendix B to SMI's Definitive Proxy Statement filed March 23, 2004).
*10.19	Speedway Motorsports, Inc. 2004 Stock Incentive Plan (the "2004 Stock Incentive Plan") (incorporated by reference to Exhibit 4.1 to SMI's Registration Statement on Form S-8 filed April 28, 2004 (File No. 333-114965)).
*10.20	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to SMI's Current Report on Form 8-K filed December 14, 2004 (the "December 14, 2004 Form 8-K")).
*10.21	Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the December 14, 2004 Form 8-K).
*10.22	Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to SMI's Current Report on Form 8-K filed October 23, 2006).
*10.23	Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to SMI's Current Report on Form 8-K filed on April 27, 2009).
*10.24	Speedway Motorsports, Inc. Incentive Compensation Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 21, 2007).
*10.25	Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix A to SMI's Definitive Proxy Statement filed March 28, 2008).
*10.26	Speedway Motorsports, Inc. Deferred Compensation Plan as Amended and Restated, Effective January 1, 2009 (incorporated by reference to Exhibit 10.38 to SMI's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.27	Speedway Motorsports, Inc. 2004 Stock Incentive Plan Amended and Restated as of February 10, 2009 (incorporated by reference to Appendix A to SMI's Definitive Proxy Statement filed on March 20, 2009).
21.1	Subsidiaries of SMI.
23.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.
23.2	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.
31.1	Certification of Mr. O. Bruton Smith pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Mr. William R. Brooks pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Mr. O. Bruton Smith pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Mr. William R. Brooks pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Motorsports Authentics, LLC as of November 30, 2009 and for the year ended November 30, 2009.

* Management compensation contract, plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPEEDWAY MOTORSPORTS, INC.

Date: March 8, 2012

BY: /s/ O. BRUTON SMITH

O. Bruton Smith
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Dates
/s/ O. BRUTON SMITH O. Bruton Smith	Chairman, Chief Executive Officer (principal executive officer) and Director	March 8, 2012
/s/ WILLIAM R. BROOKS William R. Brooks	Vice Chairman, Chief Financial Officer and Treasurer (principal financial officer and accounting officer) and Director	March 8, 2012
/s/ MARCUS G. SMITH Marcus G. Smith	Chief Operating Officer, President and Director	March 8, 2012
/s/ MARK M. GAMBILL Mark M. Gambill	Director	March 8, 2012
/s/ JAMES P. HOLDEN James P. Holden	Director	March 8, 2012
/s/ ROBERT L. REWEY Robert L. Rewey	Director	March 8, 2012
/s/ TOM E. SMITH Tom E. Smith	Director	March 8, 2012

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corporate information

BOARD OF DIRECTORS

O. Bruton Smith
Chairman and Chief Executive Officer
Speedway Motorsports, Inc.

Marcus G. Smith
Chief Operating Officer and President
Speedway Motorsports, Inc.

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.

Mark M. Gambill
Chairman
Cary Street Partners

James P. Holden
Retired President and Chief Executive Officer
DaimlerChrysler

Robert L. Rewey
Retired Group Vice President
Ford Motor Company

Tom E. Smith
Retired Chairman, Chief Executive Officer and President
Food Lion Stores, Inc.

EXECUTIVE OFFICERS

O. Bruton Smith
Chairman and Chief Executive Officer
Speedway Motorsports, Inc.

Marcus G. Smith
Chief Operating Officer and President
Speedway Motorsports, Inc.

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.

INVESTOR INFORMATION

Corporate Website
Information pertaining to the Company can be viewed and downloaded at www.speedwaymotorsports.com.

Annual Meeting
The Annual Meeting will be held at 10:00 a.m., Tuesday, April 17, 2012, at Charlotte Motor Speedway, Concord, NC.

Securities Listing
Speedway Motorsports common stock is listed on the New York Stock Exchange under the symbol TRK.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Charlotte, NC

Investor Relations
Inquiries are welcome and should be directed to:
Investor Relations
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027
(704) 532.3318
investor@smicorporate.com


2011
SPEEDWAY MOTORSPORTS, INC.